1034675

BEST AVAILABLE COPY

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



01074950

REGISTRANT'S NAME Vodafone Telecel-Comunicações, S.A.

*CURRENT ADDRESS Centro Empresarial
Torres de Lisboa
Fonseca
Torre A
15-1649-032 Lisbon, Portugal

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 30 2002
THOMSON FINANCIAL

FILE NO. 82- 4528 FISCAL YEAR 3/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 1/7/02

CLEARY, GOTTLIEB, STEEN & HAMILTON

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
TELEPHONE
(212) 225-2000
FACSIMILE
(212) 225-3999

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

Exemption Number 82-4528

December 31, 2001

Writer's Direct Dial: (44) 020 7 614-2353
E-Mail: jsmall@cgsh.com

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request by Vodafone Telecel - Comunicacões, S.A. (File No. 82-4528) for Reinstatement of Exemption Pursuant to Rule 12g3-2(b) under the Securities Act of 1934 – Provision of Further Information

Ladies and Gentlemen:

On behalf of our client, Vodafone Telecel - Comunicacões, S.A. (the "Company"), we are furnishing this letter which contains certain additional information requested by the staff of the Securities and Exchange Commission (the "Commission") with respect to the reinstatement of the Company as a foreign issuer which has submitted information required by the exemption relating to certain foreign securities pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The information contained in this letter is intended to supplement the information contained in the letter previously submitted by the Company to the Commission on December 17, 2001 (the "December 17 Letter").

In a telephone call received following the Company's submission of the December 17 Letter, the staff requested that the Company provide additional information regarding the status of U.S. holders of the Company's ordinary shares as of April 2001. As previously indicated in the December 17 Letter, as of April 2001, to the best knowledge of the Company using information obtained through an investor survey, there were approximately 35 holders who identified themselves as being located in the United States (each a "U.S. holder"). The Company hereby notifies the Commission that, according to the investor survey, these U.S.

holders held approximately 14,000,000 ordinary shares, which represented approximately 6.5% of the issued and outstanding ordinary shares of the Company.

As previously noted, none of these U.S. holders held more than 2% of the issued and outstanding share capital of the Company, that being the minimum percentage after which a shareholder in a Portuguese company is required to publicly disclose its holdings pursuant to the Portuguese Securities Market Code. To the best of the Company's knowledge, since January 1, 2000, no U.S. holder has held 2% or more of the Company's issued and outstanding share capital. The Company notes that it has no independent way of identifying the beneficial owners of the Company's ordinary shares owned by the general public, other than to the extent that holders are required to report their shareholdings pursuant to Portuguese law. In addition, the Company notes that it did not conduct the April 2001 investor survey, although the survey was conducted at its request, and the Company does not have the ability to ensure the accuracy of the survey or to independently verify the actual shareholdings of any U.S. holder.

Please do not hesitate to call the undersigned (at 011 44 20 7614 2353) if you have any questions or require further information. We look forward to receiving confirmation that the Company has been reinstated on the Commission's list of foreign private issuers furnishing information pursuant to the Rule.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,



James D. Small III

Cc:
António Carrapatoso (Vodafone Telecel)
Paul Roberti (Vodafone Telecel)
Manley O. Hudson, Jr. (Cleary, Gottlieb, Steen & Hamilton

Annex A

RECEIPT COPY

CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH
020-7614-2200
FACSIMILE
020-7600-1698

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

December 11, 2001

Writer's Direct Dial: (44) 020 7614-2353
E-Mail: jsmall@cgsh.com



DEC 1 1 2001
079

BY HAND

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Vodafone Telecel- Comunicações, S.A., File Number 82-4528; Subsequent Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen,

We are submitting, on behalf of our client Vodafone Telecel-Comunicações Pessoais, S.A. (the "Company"), in connection with the exemption from registration requirements pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 claimed by the Company, the following items which have been disclosed to the public, to its security holders, to the Lisbon and Oporto Stock Exchange and to the Comissão do Mercado de Valores Mobiliários (the Portuguese Securities Market Commission):

1. Annual Report for the year ended December 31, 1996
2. Annual Report for the year ended December 31, 1997
3. Annual Report for the year ended December 31, 1998
4. Annual Report for the fifteen-month period ended March 31, 2000
5. Annual Report for the year ended March 31, 2001

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Sincerely,

James D. Small III /[illegible]

James D. Small III

Enclosures

TELECEL
vodafone

Luísa Pestana
Director, Corporate Communications and Investor Relations
Telecel Comunicações Pessoais, S.A.
Centro Empresarial Torres de Lisboa
Rua Tomás da Fonseca, Torre A-15º
1649-032 Lisboa PORTUGAL

Phone: 351.91.378.5251/351.21.722.5251
Fax: 351.21.722.5480
Cellular: 351.91.7210105
email: pestana@telecelvodafone.pt

20 August 2001

SEC FILE NUMBER 82-4528


RECEIVED
AUG 22 2001
455
SECTION

DELIVERED VIA: DHL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Telephone: 202.942.8088

RE: Telecel - Comunicações Pessoais, S.A., File Number 82-4528; Subsequent Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentleman,

We are submitting, in connection with the exemption to registration requirements pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 claimed by Telecel - Comunicações Pessoais, S.A. (the "Company"), the following items which have been disclosed to the public, to our security holders, to the Lisbon and Oporto Stock Exchange, and to the Comissão do Mercado de Valores Mobiliários (the Portuguese Securities Market Commission):

1. **Press Release** : "Telecel and AITEC launch "Digital Entrepreneur" program"
2. **Press Release** : "Telecel expects a problem free transition into the Year 2000"
3. **Press Release** : "Telecel introduces GPRS in the year 2000"
4. **Press Release**: "Indirect Fixed Access 1091 Telecel offers competitive and diversified tariffs"
5. **Press Release** : "Successful change-over to the year 2000"
6. **Press Release** : "Telecel's Indirect Fixed Access above estimation"
7. **Press Release**: "Telecel announces new 20PTE promotional tariff for international calls"
8. **Press Release**: "Telecel starts the year 2000 with 150 roaming agreements"
9. **Press Release**: "Indirect Fixed Access Telecel has the lowest tariffs in the market"
10. **Press Release**: "Telecel announces Cellular Tariffs from 4$80 after first minute"
11. **Press Release**: "Telecel "netc" portal delivers donations to two charities"
12. **Press Release**: "Telecel introduces a battery recycling program"

SEC Disclosure 010820

TELECEL

vodafone

13. Press Release: "Telecel extends international coverage"
14. Press Release: "Mobile operators offer Short Message Service (SMS) between networks"
15. Press Release: "Oni and Telecel sign a Co-operation Agreement"
16. Press Release: "Brisa, Oni and Telecel sign an Agreement for the joint construction and utilisation of Telecommunications infrastructures"
17. Press Release: "Telecel announces Earnings for the 12 months ended December 1999"
18. Press Release: "New pre-paid Telecel with no recharge fees"
19. Press Release: "Telecel Supplies Web Tracking Reports for the "netc" Portal"
20. Press Release: "Telecel extends international coverage"
21. Press Release: "Telecel launches Vitamina Zero A new pre-pay product with no recharge fees"
22. Press Release: "Telecel's 'click for Mozambique'
23. Press Release: "Telecel awards contract to Alcatel for a Broadband Wireless Access Network in Portugal"
24. Press Release: "Telecel launches Nexinet Internet access for companies"
25. Press Release: "M.A.I., APETRO, ANAREC and Telecel announce a " Security in Service Stations " Agreement"
26. Press Release: "Telecel unveils plans for its new headquarters"
27. Press Release: "Telecel changes its strategy in football sponsorship"
28. Press Release: "Banco 7 and Telecel announce partnership for the first wireless on-line brokerage service"
29. Press Release: "Telecel announces new features for its WAP service"
30. Press Release: "Telecel launches Vitamina T with WAP"
31. Press Release: "Telecel leads in GPRS"
32. Press Release: "Telecel extends international coverage"
33. Press Release: "Telecel to broadcast Euro 2000 information"
34. Press Release: "Telecel offers "Vitaminas Zero" To Social Charity Institutions"
35. Press Release: "Telecel joins forces with BlueKite.com to provide speedier Internet access"
36. Press Release: "Telecel offers Direct Fixed Access"
37. Telecel announces Earnings for the 15 months ended 31 March 2000
38.
39. Press Release: "Telecel "netc" has been renewed"
40. Press Release: "Telecel launches Vitamina R with WAP"
41. Press Release: "Telecel launches the revolutionary Vitamina H"
42. Press Release: "Telecel appoints a new CFO"
43. Press Release: "Telecel extends international coverage to the American Continent"
44. Press Release: "Telecel shows GPRS"
45. Press Release: "Telecel "netc" aids Portuguese Red Cross"
46. Press Release: "Telecel offers 2.50 PTE/min. rate during the Summer"
47. Press Release: "Telecel announces First Quarter 2000 (April to June) Earnings"
48. Press Release: ""netc" launches on-line Auction Service"
49. Press Release: "Telecel International Youth Day"
50. Press Release: "Telecel launches the new "Vitamina Zero""
51. Press Release: "New Vitamina T with top of the range Motorola v3688"
52. Press Release: "New WAP hosting service for "netc" Customers"
53. Press Release: "Telecel widens its international coverage to Austria, Liechtenstein, Kosovo and Ghana"
54. Press Release: "Telecel's TeleMultibanco service to be accessed through WAP"

Telecel, Comunicações Pessoais, S.A.
Sede: Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14° 1649-032 Lisboa
Tel.: 91 376 50 00 21 722 80 00
Fax: 21 727 21 39

TELECEL
vodafone

55. Press Release: "Telecel appoints a new Vice President"
56. Press Release: "Telecel launches the exclusive Vitamina H to help Timor get back to school (In collaboration with Swatch)"
57. Press Release: "Telecel Rates to Australia at 35$00 a minute"
58. Press Release: "YORN: the first communications network for the multimedia generation"
59. Press Release: "Telecel – Communication"
60. Press Release: "Telecel launches GPRS"
61. Press Release: "Telecel has delivered its bid for a UMTS licence"
62. Press Release: "António Carrapatoso is appointed a member of Vodafone's European Board and Panafon's Board of Directors"
63. Press Release: "Telecel announces formation of TelecelOnline"
64. Press Release: "TelecelOnline launches "Casquidas" Children's portal in Portuguese"
65. Press Release: "CFocus and Telecel create CELFOCUS to develop CRM solutions"
66. Press Release: "YORN Power: call from your mobile phone to all networks at 30 escudos per minute"
67. Press Release: "Telecel Campaign in Madeira - Tariffs over 40% lower than competitors"
68. Press Release: "Telecel presents the Cellular Location Service for companies"
69. Press Release: "Telecel widens International coverage to Chile"
70. Press Release: "Telecel signs Direct Fixed Access agreements with Young & Rubicam and Unicre"
71. Press Release: "TelecelOnline launches new features in access services and on the Netc portal"
72. Press Release: "Telecel presents new technology at Expotelecom"
73. Press Release: "Telecel and Pizza na Brasa launch Pizza Delivery Service on WAP"
74. Press Release: "Telecel announces First Half 2000 (April to September) Earnings"
75. Press Release: "Telecel to give 10,000,000 escudos to charity this Christmas"
76. Press Release: "Telecel launches WAP Service Customisation"
77. Press Release: "Telecel cuts Vitamina T and Vitamina R call charges"
78. Press Release: "Telecel appoints new Marketing Director"
79. Press Release: "Telecel extends coverage in Morocco and the Czech Republic"
80. Press Release: "Telecel Vodafone in 2001"
81. Press Release: "Telecel Vodafone launches a single roaming tariff for Europe"
82. Press Release: "YORN Super Power: speak for PTE 5 between YORNS in Network 10"
83. Press Release: "Telecel Vodafone shops receive Quality Certificate ISO 9002"
84. Press Release: "TelecelOnline launches "Webboom@netc" shop"
85. Press Release: "Telecel announces Earnings for the nine months ended 31 December 2000"
86. Press Release: "Telecel Vodafone launches Oporto 2001 on WAP"
87. Press Release: "Telecommunications Operators sign an agreement for the setting up of Fibre Optic Networks"
88. Press Release: "TelecelOnline creates Netsaúde - Web Services for the medical profession"
89. Press Release: "Telecel Vodafone widens its international coverage"
90. Press Release: "toq 1091 Indirect Access Service offers even more competitive rates"
91. Press Release: "Telecel Vodafone sets up NEXENTER - The first Datacenter Infrastructure Provider in Portugal"
92. Press Release: "Telecel Vodafone's NexFix offers the best fixed network rates for the business segment"

Telecel, Comunicações Pessoais, S.A.
Sede: Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 91 378 50 00 21 722 50 00
Fax: 21 727 21 39

TELECEL
vodafone

93. Press Release: "UMTS - Telecel Vodafone chooses Ericsson and Nortel"
94. Press Release: "Telecel Vodafone - Short Dialling available in more countries"
95. Press Release: "Telecel Vodafone - Roaming agreements with 200 international operators"
96. Press Release: "TelecelOnline makes donations to children's charities"
97. Press Release: "Telecel Vodafone renews its sponsorship of Benfica Football Club"
98. Press Release: "Telecel Vodafone - GPRS now available"
99. Press Release: "Telecel Vodafone Foundation"
100. Press Release: "YORN Sound System: mobile mega disco will bring university cities to life"
101. Press Release: "Telecel Vodafone announces Earnings for the twelve months ended 31 March 2001"
102. Press Release: "Telecel Vodafone exclusively launches 'High Speed' Mobile Internet"
103. Press Release: "Telecel Vodafone Golf Classic Tournaments"
104. Press Release: "Telecel Vodafone - First SMS Chat Service"
105. Press Release: "2nd Telecel Vodafone Golf Classic 2001 Tournament"
106. Press Release: "Telecel Vodafone launches SMS Games"
107. Press Release: "Telecel Vodafone - Netc wins Best ISP award"
108. Press Release: "Telecel Vodafone - New call centre opens in Oporto"
109. Press Release: "Telecel Vodafone - "Mobile PABX" launched for the first time in Europe"
110. Press Release: "3rd Telecel Vodafone Golf Classic 2001"
111. Press Release: "Telecel Vodafone - Only mobile phone operator in Portugal with roaming in 100 countries"
112. Press Release: "Telecel Vodafone launches integrated Voice and Data solution"
113. Press Release: "Telecel Vodafone -Reductions in cellular communications tariffs for companies"
114. Press Release: "Telecel Vodafone announces First Quarter 2001 (April to June) Results"
115. Press Release: "Telecel Vodafone signs agreement with Vizzavi"
116. Press Release: "Telecel Vodafone - Communication on Roaming"
117. Press Release: "Telecel Vodafone -New information service especially designed for tourists"
118. Presentation: "UBS Warburg European Telecom Conference 2000"
119. Presentation: "BSCH Telecommunications and Media Seminar"
120. Presentation: "Telecel 1999 Fourth Quarter Results"
121. Presentation: "Telecel 2000 First Half Results"
122. Presentation: "Telecel 2000 Full Year Results"

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter, and returning it to me in the self-addressed, stamped envelope.

Sincerely,



Luísa Pestana
Director, Corporate Communications and Investor Relations
Telecel - Comunicações Pessoais, S.A.

enclosures

SEC Disclosure 010828

Telecel, Comunicações Pessoais, S.A.
Sede: Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 91 378 50 00 21 722 50 00
Fax: 21 727 21 39


TELECEL

Luísa Pestana
Director, Corporate Communications and Investor Relations
Telecel Comunicações Pessoais, S.A.
Centro Empresarial Torres de Lisboa
Rua Tomás da Fonseca, Torre A-15°
1649-032 Lisboa PORTUGAL

Phone: 351.91.378.5251
Fax: 351.91.378.5480
Cellular: 351.91.7210105
email: pestana@telecel.pt

10 December 1999

SEC FILE NUMBER 82-4528


RECEIVED
DEC 1 3

DELIVERED VIA: DHL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Telephone: 202.942.8088

RE: **TELECEL - Comunicações Pessoais, S.A., File Number 82-4528; Subsequent Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentleman,

We are submitting, in connection with the exemption to registration requirements pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 claimed by TELECEL - Communicações Pessoais, S.A. (the "Company"), the following items which have been disclosed to the public, to our security holders, to the Lisbon Stock Exchange, and to the Comissão do Mercado de Valores Mobiliários (the Portuguese Securities Exchange Commission):

1. **Press Release** : "Telecel expands international coverage to Egypt and Iceland"
2. **Press Release** : "Telecel in Malaysia"
3. **Press Release** : "Telecel in Namibia and India"
4. **Press Release**: "Lisbon Oceanarium and Telecel: a partnership for the new millennium"
5. **Press Release** : "Telecel expands coverage in the Azores"
6. **Press Release** : "Telecel invites Portuguese architects for designing the project of its new headquarters"

SEC Disclosure 991210
LP
10/12/99 at 17:55


TELECEL

7. Press Release: "Telecel expands international coverage in U.S.A., Italy, Netherlands, Lethonia and Zimbabwe"
8. Press Release: "Telecel expands international coverage in Jordan, Egypt, Ukraine, Switzerland and Russia"
9. Press Release: "Telecel Cellular Broadcast Service displays Weather Forecast"
10. Press Release: "Telecel expands international coverage to Hawaii, Fiji Islands and Seychelles"
11. Press Release: "Telecel establishes business agreement for launching exclusive product"
12. Press Release: "Telecel Roaming in Malaysia"
13. Press Release: "Telecel opens three new Stores in Santarém, Viana do Castelo and Oeiras"
14. Press Release: "Telecel - Calling East Timor with 50% discount"
15. Press Release: "Telecel applies for Fixed Wireless Access"
16. Press Release: "Telecel in Philippines"
17. Press Release: "Telecel Cellular Broadcast covers the whole country"
18. Press Release: "Telecel announces Total Roaming for Vitamina Customers"
19. Press Release: "Telecel Board of Management will not change"
20. Press Release: "Telecel launches "netc fri" - Free Access to the Internet"
21. Press Release: "Telecel - 50 % Promotion in Calls for East Timor Continues"
22. Press Release: "Telecel offers Boomerang Plus and Plan Plus Just like Optimus"
23. Press Release: "Short Messaging Service Becomes Available to All Telecel Customers"
24. Press Release: "Internet Access - SSM, Telecel and Terràvista sign Agreement"
25. Press Release: "Telecel Granted Fixed Telephony License"
26. Press Release: "Telecel announces new Local Tariffs for Cellular Customers"
27. Press Release: "Telecel launches Education Channel on netc"
28. Press Release: "Telecel roaming in Saudi Arabia and Meeting Islands"
29. Press Release: "Telecel launches "CNN Mobile" and "netc móvel" News Service"
30. Press Release: "Telecel announces Third Quarter 1999 Earnings"
31. Press Release: "The New Numbering Plan in Telecel"
32. Press Release: "Further Details on 10 for 1 Share Split"
33. Press Release: "Internet Access via mobile phones"
34. Press Release: "Telecel Launches "Casquinha" - The new catalogue of sites aimed at Children in "netc""
35. Press Release: "Telecel Announces "Local Plan" Tariff Rate"
36. Press Release: "Telecel to launch free e-mail service"
37. Press Release: "Telecel launches its fixed service"
38. Press Release: "Telecel extends international coverage"
39. Press Release: "New Vitamina R with Radio"
40. Presentation: "Telecel 1999 First Half Results"
41. Presentation: "Telecel 1999 Third Quarter Results"


RECEIVED
DEC 15 1999
456
SECTION


TELECEL

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter, and returning it to me in the self-addressed, stamped envelope.

Sincerely,

Luisa Pestana
Director, Corporate Communications and Investor Relations
Telecel

enclosures

SEC Disclosure 991210
LP
10/12/99 at 17:55



TELECEL
Comunicações Pessoais, S.A.

Luisa Pestana
Director, Corporate Communications and Investor Relations
Telecel Comunicações Pessoais, S.A.
Centro Empresarial Torres de Lisboa
Rua Tomás da Fonseca, Torre A-15°
1649-032 Lisboa PORTUGAL

Phone: 351.1.722.5251
Fax: 351.1.722.5480
Cellular: 351.931.210105
email: pestana@telecel.pt

05 August 1999

SEC FILE NUMBER 82-4528


PROCESSING
RECEIVED
AUG 0 9 1999

DELIVERED VIA: DHL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Telephone: 202.942.8088

RE: **TELECEL - Comunicações Pessoais, S.A., File Number 82-4528; Subsequent Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentleman,

We are submitting, in connection with the exemption to registration requirements pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 claimed by TELECEL - Comunicações Pessoais, S.A. (the "Company"), the following items which have been disclosed to the public, to our security holders, to the Lisbon Stock Exchange, and to the Comissão do Mercado de Valores Mobiliários (the Portuguese Securities Exchange Commission):

1. Press Release: "Telecel launches new product - MobiFix - alternative to the fixed network for residential use";
2. Press Release: "Telecel launches new Virtual Private Network solutions for corporate customers";
3. Press Release: "Telecel announces First Quarter 1999 Earnings"
4. Press Release: "Cell Broadcast Service accessible to over 70% of the Portuguese population";
5. Press Release: " António Carrapatoso member of Europolitan's Management Board";


TELECEL

6. Press Release: "Telecel invests 1.7 billion PTE in two new Switches";
7. Press Release: " Telecel's new headquarters in the Expo 98 area";
8. Press Release: " Telecel's loyalty program Clube Viva redesigned";
9. Press Release: "Telecel's "netcetera" offers innovative features to access the Net and its Portuguese portal";
10. Press Release : "Telecel applies for a fixed telephony license";
11. Press Release : "Telecel launches EuroConversion Service";
12. Press Release: "Telecel proves it has the best offer";
13. Press Release: "Telecel offers calls in Summer Promotion";
14. Press Release: "Telecel simulates Year 2000 transition in the Azores";
15. Press Release: "Telecel announces First Half 1999 Earnings"
16. Press Release: " Successful Year 2000 transition simulation".
17. Presentation: "1998 Full Year Results, Banco Finantia, March 1999"
18. Presentation: "Santander Seminar, Ritz Hotel, May 1999"
19. Presentation: "Telecel's Strategic Challenges – Internet, Lisbon, 15 June 1999"
20. Presentation: "Telecel in the Net, Lisbon, 15 June 1999"

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter, and returning it to me in the self-addressed, stamped envelope.

Sincerely,

Luisa Pestana

Luisa Pestana
Director, Corporate Communications and Investor Relations
Telecel

enclosures

SEC Disclosure 990805
LP
05/08/99 at 19:46

Annex A

RECEIPT COPY

CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH
020-7614-2200
FACSIMILE
020-7600-1698

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

December 11, 2001

Writer's Direct Dial: (44) 020 7 614-2353
E-Mail: jsmall@cgsh.com


DEC 1 1 2001

BY HAND

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Vodafone Telecel- Comunicações, S.A., File Number 82-4528; Subsequent Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen,

We are submitting, on behalf of our client Vodafone Telecel-Comunicações Pessoais, S.A. (the "Company"), in connection with the exemption from registration requirements pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 claimed by the Company, the following items which have been disclosed to the public, to its security holders, to the Lisbon and Oporto Stock Exchange and to the Comissão do Mercado de Valores Mobiliários (the Portuguese Securities Market Commission):

1. Annual Report for the year ended December 31, 1996
2. Annual Report for the year ended December 31, 1997
3. Annual Report for the year ended December 31, 1998
4. Annual Report for the fifteen-month period ended March 31, 2000
5. Annual Report for the year ended March 31, 2001

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Sincerely,

James D. Small III

James D. Small III

Enclosures


TELECEL
vodafone

Luísa Pestana
Director, Corporate Communications and Investor Relations
Telecel Comunicações Pessoais, S.A.
Centro Empresarial Torres de Lisboa
Rua Tomás da Fonseca, Torre A-15º
1649-032 Lisboa PORTUGAL

Phone:
351.91.378.5251/351.21.722.5251
Fax: 351.21.722.5480
Cellular: 351.91.7210105
email: pestana@telecelvodafone.pt

20 August 2001

SEC FILE NUMBER 82-4528


SEC MAIL
RECEIVED
AUG 2 2 2001
PROCESSING
WASH, D.C.
455
SECTION

DELIVERED VIA: DHL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Telephone: 202.942.8088

RE: **Telecel - Comunicações Pessoais, S.A., File Number 82-4528; Subsequent Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentleman,

We are submitting, in connection with the exemption to registration requirements pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 claimed by Telecel - Comunicações Pessoais, S.A. (the "Company"), the following items which have been disclosed to the public, to our security holders, to the Lisbon and Oporto Stock Exchange, and to the Comissão do Mercado de Valores Mobiliários (the Portuguese Securities Market Commission):

1. **Press Release** : "Telecel and AITEC launch "Digital Entrepreneur" program"
2. **Press Release** : "Telecel expects a problem free transition into the Year 2000"
3. **Press Release** : "Telecel introduces GPRS in the year 2000"
4. **Press Release**: "Indirect Fixed Access 1091 Telecel offers competitive and diversified tariffs"
5. **Press Release** : "Successful change-over to the year 2000"
6. **Press Release** : "Telecel's Indirect Fixed Access above estimation"
7. **Press Release**: "Telecel announces new 20PTE promotional tariff for international calls"
8. **Press Release**: "Telecel starts the year 2000 with 150 roaming agreements"
9. **Press Release**: "Indirect Fixed Access Telecel has the lowest tariffs in the market"
10. **Press Release**: "Telecel announces Cellular Tariffs from 4$80 after first minute"
11. **Press Release**: "Telecel "netc" portal delivers donations to two charities"
12. **Press Release**: "Telecel introduces a battery recycling program"

SEC Disclosure 010820

Telecel, Comunicações Pessoais, S.A.
Sede: Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 91 378 80 00 21 722 50 00
Fax: 21 727 21 39

TELECEL

vodafone

13. Press Release: "Telecel extends international coverage"
14. Press Release: "Mobile operators offer Short Message Service (SMS) between networks"
15. Press Release: "Oni and Telecel sign a Co-operation Agreement"
16. Press Release: "Brisa, Oni and Telecel sign an Agreement for the joint construction and utilisation of Telecommunications infrastructures"
17. Press Release: "Telecel announces Earnings for the 12 months ended December 1999"
18. Press Release: "New pre-paid Telecel with no recharge fees"
19. Press Release: "Telecel Supplies Web Tracking Reports for the "netc" Portal"
20. Press Release: "Telecel extends international coverage"
21. Press Release: "Telecel launches Vitamina Zero A new pre-pay product with no recharge fees"
22. Press Release: "Telecel's "click for Mozambique"
23. Press Release: "Telecel awards contract to Alcatel for a Broadband Wireless Access Network in Portugal"
24. Press Release: "Telecel launches Nexinet Internet access for companies"
25. Press Release: "M.A.I., APETRO, ANAREC and Telecel announce a " Security in Service Stations " Agreement"
26. Press Release: "Telecel unveils plans for its new headquarters"
27. Press Release: "Telecel changes its strategy in football sponsorship"
28. Press Release: "Banco 7 and Telecel announce partnership for the first wireless on-line brokerage service"
29. Press Release: "Telecel announces new features for its WAP service"
30. Press Release: "Telecel launches Vitamina T with WAP"
31. Press Release: "Telecel leads in GPRS"
32. Press Release: "Telecel extends international coverage"
33. Press Release: "Telecel to broadcast Euro 2000 information"
34. Press Release: "Telecel offers "Vitaminas Zero" To Social Charity Institutions"
35. Press Release: "Telecel joins forces with BlueKite.com to provide speedier Internet access"
36. Press Release: "Telecel offers Direct Fixed Access"
37. Telecel announces Earnings for the 15 months ended 31 March 2000
38.
39. Press Release: "Telecel "netc" has been renewed"
40. Press Release: "Telecel launches Vitamina R with WAP"
41. Press Release: "Telecel launches the revolutionary Vitamina H"
42. Press Release: "Telecel appoints a new CFO"
43. Press Release: "Telecel extends international coverage to the American Continent"
44. Press Release: "Telecel shows GPRS"
45. Press Release: "Telecel "netc" aids Portuguese Red Cross"
46. Press Release: "Telecel offers 2.50 PTE/min. rate during the Summer"
47. Press Release: "Telecel announces First Quarter 2000 (April to June) Earnings"
48. Press Release: ""netc" launches on-line Auction Service"
49. Press Release: "Telecel International Youth Day"
50. Press Release: "Telecel launches the new "Vitamina Zero""
51. Press Release: "New Vitamina T with top of the range Motorola v3688"
52. Press Release: "New WAP hosting service for "netc" Customers"
53. Press Release: "Telecel widens its international coverage to Austria, Liechtenstein, Kosovo and Ghana"
54. Press Release: "Telecel's TeleMultibanco service to be accessed through WAP"

Telecel, Comunicações Pessoais, S.A.
Sede: Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 91 376 50 00 21 722 50 00
Fax: 21 727 21 39


TELECEL
vodafone

55. Press Release: "Telecel appoints a new Vice President"
56. Press Release: "Telecel launches the exclusive Vitamina H to help Timor get back to school (In collaboration with Swatch)"
57. Press Release: "Telecel Rates to Australia at 35$00 a minute"
58. Press Release: "YORN: the first communications network for the multimedia generation"
59. Press Release: "Telecel – Communication"
60. Press Release: "Telecel launches GPRS"
61. Press Release: "Telecel has delivered its bid for a UMTS licence"
62. Press Release: "António Carrapatoso is appointed a member of Vodafone's European Board and Panafon's Board of Directors"
63. Press Release: "Telecel announces formation of TelecelOnline"
64. Press Release: "TelecelOnline launches "Casquidas" Children's portal in Portuguese"
65. Press Release: "CFocus and Telecel create CELFOCUS to develop CRM solutions"
66. Press Release: "YORN Power: call from your mobile phone to all networks at 30 escudos per minute"
67. Press Release: "Telecel Campaign in Madeira - Tariffs over 40% lower than competitors"
68. Press Release: "Telecel presents the Cellular Location Service for companies"
69. Press Release: "Telecel widens international coverage to Chile"
70. Press Release: "Telecel signs Direct Fixed Access agreements with Young & Rubicam and Unicre"
71. Press Release: "TelecelOnline launches new features in access services and on the Netc portal"
72. Press Release: "Telecel presents new technology at Expotelecom"
73. Press Release: "Telecel and Pizza na Brasa launch Pizza Delivery Service on WAP"
74. Press Release: "Telecel announces First Half 2000 (April to September) Earnings"
75. Press Release: "Telecel to give 10,000,000 escudos to charity this Christmas"
76. Press Release: "Telecel launches WAP Service Customisation"
77. Press Release: "Telecel cuts Vitamina T and Vitamina R call charges"
78. Press Release: "Telecel appoints new Marketing Director"
79. Press Release: "Telecel extends coverage in Morocco and the Czech Republic"
80. Press Release: "Telecel Vodafone in 2001"
81. Press Release: "Telecel Vodafone launches a single roaming tariff for Europe"
82. Press Release: "YORN Super Power: speak for PTE 5 between YORNS in Network 10"
83. Press Release: "Telecel Vodafone shops receive Quality Certificate ISO 9002"
84. Press Release: "TelecelOnline launches "Webboom@netc" shop"
85. Press Release: "Telecel announces Earnings for the nine months ended 31 December 2000"
86. Press Release: "Telecel Vodafone launches Oporto 2001 on WAP"
87. Press Release: "Telecommunications Operators sign an agreement for the setting up of Fibre Optic Networks"
88. Press Release: "TelecelOnline creates Netsaúde - Web Services for the medical profession"
89. Press Release: "Telecel Vodafone widens its international coverage"
90. Press Release: "toq 1091 Indirect Access Service offers even more competitive rates"
91. Press Release: "Telecel Vodafone sets up NEXENTER - The first Datacenter Infrastructure Provider in Portugal"
92. Press Release: "Telecel Vodafone's NexFix offers the best fixed network rates for the business segment"

Telecel, Comunicações Pessoais, S.A.
Sede: Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-052 Lisboa
Tel.: 91 378 50 00 21 722 50 00
Fax: 21 722 21 39


TELECEL
vodafone

93. Press Release: "UMTS - Telecel Vodafone chooses Ericsson and Nortel"
94. Press Release: "Telecel Vodafone - Short Dialling available in more countries"
95. Press Release: "Telecel Vodafone - Roaming agreements with 200 international operators"
96. Press Release: "TelecelOnline makes donations to children's charities"
97. Press Release: "Telecel Vodafone renews its sponsorship of Benfica Football Club"
98. Press Release: "Telecel Vodafone - GPRS now available"
99. Press Release: "Telecel Vodafone Foundation"
100. Press Release: "YORN Sound System: mobile mega disco will bring university cities to life"
101. Press Release: "Telecel Vodafone announces Earnings for the twelve months ended 31 March 2001"
102. Press Release: "Telecel Vodafone exclusively launches 'High Speed' Mobile Internet"
103. Press Release: "Telecel Vodafone Golf Classic Tournaments"
104. Press Release: "Telecel Vodafone - First SMS Chat Service"
105. Press Release: "2nd Telecel Vodafone Golf Classic 2001 Tournament"
106. Press Release: "Telecel Vodafone launches SMS Games"
107. Press Release: "Telecel Vodafone - Netc wins Best ISP award"
108. Press Release: "Telecel Vodafone - New call centre opens in Oporto"
109. Press Release: "Telecel Vodafone - "Mobile PABX" launched for the first time in Europe"
110. Press Release: "3rd Telecel Vodafone Golf Classic 2001"
111. Press Release: "Telecel Vodafone - Only mobile phone operator in Portugal with roaming in 100 countries"
112. Press Release: "Telecel Vodafone launches integrated Voice and Data solution"
113. Press Release: "Telecel Vodafone -Reductions in cellular communications tariffs for companies"
114. Press Release: "Telecel Vodafone announces First Quarter 2001 (April to June) Results"
115. Press Release: "Telecel Vodafone signs agreement with Vizzavi"
116. Press Release: "Telecel Vodafone – Communication on Roaming"
117. Press Release: "Telecel Vodafone -New information service especially designed for tourists"
118. Presentation: "UBS Warburg European Telecom Conference 2000"
119. Presentation: "BSCH Telecommunications and Media Seminar"
120. Presentation: "Telecel 1999 Fourth Quarter Results"
121. Presentation: "Telecel 2000 First Half Results"
122. Presentation: "Telecel 2000 Full Year Results"

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter, and returning it to me in the self-addressed, stamped envelope.

Sincerely,

Luisa Pestana

Luísa Pestana
Director, Corporate Communications and Investor Relations
Telecel - Comunicações Pessoais, S.A.

enclosures

Telecel, Comunicações Pessoais, S.A.
Sede: Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 91 378 50 00 21 722 50 00
Fax: 21 727 21 39


TELECEL

Luísa Pestana
Director, Corporate Communications and Investor Relations
Telecel Comunicações Pessoais, S.A.
Centro Empresarial Torres de Lisboa
Rua Tomás da Fonseca, Torre A-15°
1649-032 Lisboa PORTUGAL

Phone: 351.91.378.5251
Fax: 351.91.378.5480
Cellular: 351.91.7210105
email: pestana@telecel.pt

10 December 1999

SEC FILE NUMBER 82-4528



DELIVERED VIA: DHL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Telephone: 202.942.8088

RE: **TELECEL - Comunicações Pessoais, S.A., File Number 82-4528; Subsequent Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentleman,

We are submitting, in connection with the exemption to registration requirements pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 claimed by TELECEL - Communicações Pessoais, S.A. (the "Company"), the following items which have been disclosed to the public, to our security holders, to the Lisbon Stock Exchange, and to the Comissão do Mercado de Valores Mobiliários (the Portuguese Securities Exchange Commission):

1. Press Release : "Telecel expands international coverage to Egypt and Iceland"
2. Press Release : "Telecel in Malaysia"
3. Press Release : "Telecel in Namibia and India"
4. Press Release: "Lisbon Oceanarium and Telecel: a partnership for the new millennium"
5. Press Release : "Telecel expands coverage in the Azores"
6. Press Release : "Telecel invites Portuguese architects for designing the project of its new headquarters"


TELECEL
COMUNICAÇÕES PESSOAIS, S.A.

7. Press Release: "Telecel expands international coverage in U.S.A., Italy, Netherlands, Lethonia and Zimbabwe"
8. Press Release: "Telecel expands international coverage in Jordan, Egypt, Ukraine, Switzerland and Russia"
9. Press Release: "Telecel Cellular Broadcast Service displays Weather Forecast"
10. Press Release: "Telecel expands international coverage to Hawaii, Fiji Islands and Seychelles"
11. Press Release: "Telecel establishes business agreement for launching exclusive product"
12. Press Release: "Telecel Roaming in Malaysia"
13. Press Release: "Telecel opens three new Stores in Santarém, Viana do Castelo and Oeiras"
14. Press Release: "Telecel - Calling East Timor with 50% discount"
15. Press Release: "Telecel applies for Fixed Wireless Access"
16. Press Release: "Telecel in Philippines"
17. Press Release: "Telecel Cellular Broadcast covers the whole country"
18. Press Release: "Telecel announces Total Roaming for Vitamina Customers"
19. Press Release: "Telecel Board of Management will not change"
20. Press Release: "Telecel launches "netc fri" - Free Access to the Internet"
21. Press Release: "Telecel - 50 % Promotion in Calls for East Timor Continues"
22. Press Release: "Telecel offers Boomerang Plus and Plan Plus Just like Optimus"
23. Press Release: "Short Messaging Service Becomes Available to All Telecel Customers"
24. Press Release: "Internet Access - SSM, Telecel and Terràvista sign Agreement"
25. Press Release: "Telecel Granted Fixed Telephony License"
26. Press Release: "Telecel announces new Local Tariffs for Cellular Customers"
27. Press Release: "Telecel launches Education Channel on netc"
28. Press Release: "Telecel roaming in Saudi Arabia and Meeting Islands"
29. Press Release: "Telecel launches "CNN Mobile" and "netc móvel" News Service"
30. Press Release: "Telecel announces Third Quarter 1999 Earnings"
31. Press Release: "The New Numbering Plan in Telecel"
32. Press Release: "Further Details on 10 for 1 Share Split"
33. Press Release: "Internet Access via mobile phones"
34. Press Release: "Telecel Launches "Casquinha" - The new catalogue of sites aimed at Children in "netc""
35. Press Release: "Telecel Announces "Local Plan" Tariff Rate"
36. Press Release: "Telecel to launch free e-mail service"
37. Press Release: "Telecel launches its fixed service"
38. Press Release: "Telecel extends international coverage"
39. Press Release: "New Vitamina R with Radio"
40. Presentation: "Telecel 1999 First Half Results"
41. Presentation: "Telecel 1999 Third Quarter Results"


SEC MAIL PROCESSING
RECEIVED
DEC 15 1999
WASH. DC SECTION
456


TELECEL

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter, and returning it to me in the self-addressed, stamped envelope.

Sincerely,

Luisa Pestana

Luisa Pestana
Director, Corporate Communications and Investor Relations
Telecel

enclosures

SEC Disclosure 991210
LP
10/12/99 at 17:55



Luisa Pestana
Director, Corporate Communications and Investor Relations
Telecel Comunicações Pessoais, S.A.
Centro Empresarial Torres de Lisboa
Rua Tomás da Fonseca, Torre A-15°
1649-032 Lisboa PORTUGAL

Phone: 351.1.722.5251
Fax: 351.1.722.5480
Cellular: 351.931.220105
email: pestana@telecel.pt

05 August 1999

SEC FILE NUMBER 82-4528



DELIVERED VIA: DHL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Telephone: 202.942.8088

RE: TELECEL - Comunicações Pessoais, S.A., File Number 82-4528; Subsequent Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentleman,

We are submitting, in connection with the exemption to registration requirements pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 claimed by TELECEL - Comunicações Pessoais, S.A. (the "Company"), the following items which have been disclosed to the public, to our security holders, to the Lisbon Stock Exchange, and to the Comissão do Mercado de Valores Mobiliários (the Portuguese Securities Exchange Commission):

1. Press Release: "Telecel launches new product - MobiFix - alternative to the fixed network for residential use";
2. Press Release: "Telecel launches new Virtual Private Network solutions for corporate customers";
3. Press Release: "Telecel announces First Quarter 1999 Earnings"
4. Press Release: "Cell Broadcast Service accessible to over 70% of the Portuguese population";
5. Press Release: " António Carrapatoso member of Europolitan's Management Board";



6. Press Release: "Telecel invests 1.7 billion PTE in two new Switches";
7. Press Release: " Telecel's new headquarters in the Expo 98 area";
8. Press Release: " Telecel's loyalty program Clube Viva redesigned";
9. Press Release: "Telecel's "netcetera" offers innovative features to access the Net and its Portuguese portal";
10. Press Release : "Telecel applies for a fixed telephony license";
11. Press Release : "Telecel launches EuroConversion Service";
12. Press Release: "Telecel proves it has the best offer";
13. Press Release: "Telecel offers calls in Summer Promotion";
14. Press Release: "Telecel simulates Year 2000 transition in the Azores";
15. Press Release: "Telecel announces First Half 1999 Earnings"
16. Press Release: " Successful Year 2000 transition simulation".
17. Presentation: "1998 Full Year Results, Banco Finantia, March 1999"
18. Presentation: "Santander Seminar, Ritz Hotel, May 1999"
19. Presentation: "Telecel's Strategic Challenges – Internet, Lisbon, 15 June 1999"
20. Presentation: "Telecel in the Net, Lisbon, 15 June 1999"

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter, and returning it to me in the self-addressed, stamped envelope.

Sincerely,

Luisa Pestana

Luisa Pestana
Director, Corporate Communications and Investor Relations
Telecel

enclosures

SEC Disclosure 990805
LP
05/08/99 at 19:46

Annex A

RECEIPT COPY

CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH
020-7614-2200
FACSIMILE
020-7600-1698

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

December 11, 2001

Writer's Direct Dial (44) 020 7614-2353
E-Mail: jsmall@cgsh.com


DEC 1 1 2001
079

BY HAND

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Vodafone Telecel- Comunicações, S.A., File Number 82-4528; Subsequent Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen,

We are submitting, on behalf of our client Vodafone Telecel-Comunicações Pessoais, S.A. (the "Company"), in connection with the exemption from registration requirements pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 claimed by the Company, the following items which have been disclosed to the public, to its security holders, to the Lisbon and Oporto Stock Exchange and to the Comissão do Mercado de Valores Mobiliários (the Portuguese Securities Market Commission):

1. Annual Report for the year ended December 31, 1996
2. Annual Report for the year ended December 31, 1997
3. Annual Report for the year ended December 31, 1998
4. Annual Report for the fifteen-month period ended March 31, 2000
5. Annual Report for the year ended March 31, 2001

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Sincerely,

James D. Small III /[illegible]

James D. Small III

Enclosures


TELECEL
vodafone

Luísa Pestana
Director, Corporate Communications and Investor Relations
Telecel Comunicações Pessoais, S.A.
Centro Empresarial Torres de Lisboa
Rua Tomás da Fonseca, Torre A-15º
1649-032 Lisboa PORTUGAL

Phone:
351.91.378.5251/351.21.722.5251
Fax: 351.21.722.5480
Celular: 351.91.7210105
email: pestana@telecelvodafone.pt

20 August 2001

SEC FILE NUMBER 82-4528


RECEIVED
AUG 2 2 2001
455

DELIVERED VIA: DHL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Telephone: 202.942.8088

RE: **Telecel - Comunicações Pessoais, S.A., File Number 82-4528; Subsequent Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentleman,

We are submitting, in connection with the exemption to registration requirements pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 claimed by Telecel - Comunicações Pessoais, S.A. (the "Company"), the following items which have been disclosed to the public, to our security holders, to the Lisbon and Oporto Stock Exchange, and to the Comissão do Mercado de Valores Mobiliários (the Portuguese Securities Market Commission):

1. Press Release : "Telecel and AITEC launch "Digital Entrepreneur" program"
2. Press Release : "Telecel expects a problem free transition into the Year 2000"
3. Press Release : "Telecel introduces GPRS in the year 2000"
4. Press Release: "Indirect Fixed Access 1091 Telecel offers competitive and diversified tariffs"
5. Press Release : "Successful change-over to the year 2000"
6. Press Release : "Telecel's Indirect Fixed Access above estimation"
7. Press Release: "Telecel announces new 20PTE promotional tariff for international calls"
8. Press Release: "Telecel starts the year 2000 with 150 roaming agreements"
9. Press Release: "Indirect Fixed Access Telecel has the lowest tariffs in the market"
10. Press Release: "Telecel announces Cellular Tariffs from 4$80 after first minute"
11. Press Release: "Telecel "netc" portal delivers donations to two charities"
12. Press Release: "Telecel introduces a battery recycling program"

SEC Disclosure 010820

TELECEL
vodafone

13. Press Release: "Telecel extends international coverage"
14. Press Release: "Mobile operators offer Short Message Service (SMS) between networks"
15. Press Release: "Oni and Telecel sign a Co-operation Agreement"
16. Press Release: "Brisa, Oni and Telecel sign an Agreement for the joint construction and utilisation of Telecommunications infrastructures"
17. Press Release: "Telecel announces Earnings for the 12 months ended December 1999"
18. Press Release: "New pre-paid Telecel with no recharge fees"
19. Press Release: "Telecel Supplies Web Tracking Reports for the "netc" Portal"
20. Press Release: "Telecel extends international coverage"
21. Press Release: "Telecel launches Vitamina Zero A new pre-pay product with no recharge fees"
22. Press Release: "Telecel's "click for Mozambique"
23. Press Release: "Telecel awards contract to Alcatel for a Broadband Wireless Access Network in Portugal"
24. Press Release: "Telecel launches Nexinet Internet access for companies"
25. Press Release: "M.A.I., APETRO, ANAREC and Telecel announce a " Security in Service Stations " Agreement"
26. Press Release: "Telecel unveils plans for its new headquarters"
27. Press Release: "Telecel changes its strategy in football sponsorship"
28. Press Release: "Banco 7 and Telecel announce partnership for the first wireless on-line brokerage service"
29. Press Release: "Telecel announces new features for its WAP service"
30. Press Release: "Telecel launches Vitamina T with WAP"
31. Press Release: "Telecel leads in GPRS"
32. Press Release: "Telecel extends international coverage"
33. Press Release: "Telecel to broadcast Euro 2000 information"
34. Press Release: "Telecel offers "Vitaminas Zero" To Social Charity Institutions"
35. Press Release: "Telecel joins forces with BlueKite.com to provide speedier Internet access"
36. Press Release: "Telecel offers Direct Fixed Access"
37. Telecel announces Earnings for the 15 months ended 31 March 2000
38.
39. Press Release: "Telecel "netc" has been renewed"
40. Press Release: "Telecel launches Vitamina R with WAP"
41. Press Release: "Telecel launches the revolutionary Vitamina H"
42. Press Release: "Telecel appoints a new CFO"
43. Press Release: "Telecel extends international coverage to the American Continent"
44. Press Release: "Telecel shows GPRS"
45. Press Release: "Telecel "netc" aids Portuguese Red Cross"
46. Press Release: "Telecel offers 2.50 PTE/min. rate during the Summer"
47. Press Release: "Telecel announces First Quarter 2000 (April to June) Earnings"
48. Press Release: ""netc" launches on-line Auction Service"
49. Press Release: "Telecel International Youth Day"
50. Press Release: "Telecel launches the new "Vitamina Zero""
51. Press Release: "New Vitamina T with top of the range Motorola v3688"
52. Press Release: "New WAP hosting service for "netc" Customers"
53. Press Release: "Telecel widens its international coverage to Austria, Liechtenstein, Kosovo and Ghana"
54. Press Release: "Telecel's TeleMultibanco service to be accessed through WAP"

Telecel, Comunicações Pessoais, S.A.
Sede: Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14° 1649-032 Lisboa
Tel.: 91 376 50 00 21 722 50 00
Fax: 21 727 21 39
Conserv. nº 10156 [illegible] Cap. Social [illegible]

TELECEL
vodafone

55. Press Release: "Telecel appoints a new Vice President"
56. Press Release: "Telecel launches the exclusive Vitamina H to help Timor get back to school (in collaboration with Swatch)"
57. Press Release: "Telecel Rates to Australia at 35$00 a minute"
58. Press Release: "YORN: the first communications network for the multimedia generation"
59. Press Release: "Telecel – Communication"
60. Press Release: "Telecel launches GPRS"
61. Press Release: "Telecel has delivered its bid for a UMTS licence"
62. Press Release: "António Carrapatoso is appointed a member of Vodafone's European Board and Panafon's Board of Directors"
63. Press Release: "Telecel announces formation of TelecelOnline"
64. Press Release: "TelecelOnline launches "Casquidas" Children's portal in Portuguese"
65. Press Release: "CFocus and Telecel create CELFOCUS to develop CRM solutions"
66. Press Release: "YORN Power: call from your mobile phone to all networks at 30 escudos per minute"
67. Press Release: "Telecel Campaign in Madeira - Tariffs over 40% lower than competitors"
68. Press Release: "Telecel presents the Cellular Location Service for companies"
69. Press Release: "Telecel widens international coverage to Chile"
70. Press Release: "Telecel signs Direct Fixed Access agreements with Young & Rubicam and Unicre"
71. Press Release: "TelecelOnline launches new features in access services and on the Netc portal"
72. Press Release: "Telecel presents new technology at Expotelecom"
73. Press Release: "Telecel and Pizza na Brasa launch Pizza Delivery Service on WAP"
74. Press Release: "Telecel announces First Half 2000 (April to September) Earnings"
75. Press Release: "Telecel to give 10,000,000 escudos to charity this Christmas"
76. Press Release: "Telecel launches WAP Service Customisation"
77. Press Release: "Telecel cuts Vitamina T and Vitamina R call charges"
78. Press Release: "Telecel appoints new Marketing Director"
79. Press Release: "Telecel extends coverage in Morocco and the Czech Republic"
80. Press Release: "Telecel Vodafone in 2001"
81. Press Release: "Telecel Vodafone launches a single roaming tariff for Europe"
82. Press Release: "YORN Super Power: speak for PTE 5 between YORNS in Network 10"
83. Press Release: "Telecel Vodafone shops receive Quality Certificate ISO 9002"
84. Press Release: "TelecelOnline launches "Webboom@netc" shop"
85. Press Release: "Telecel announces Earnings for the nine months ended 31 December 2000"
86. Press Release: "Telecel Vodafone launches Oporto 2001 on WAP"
87. Press Release: "Telecommunications Operators sign an agreement for the setting up of Fibre Optic Networks"
88. Press Release: "TelecelOnline creates Netsaúde - Web Services for the medical profession"
89. Press Release: "Telecel Vodafone widens its international coverage"
90. Press Release: "toq 1091 Indirect Access Service offers even more competitive rates"
91. Press Release: "Telecel Vodafone sets up NEXENTER - The first Datacenter Infrastructure Provider in Portugal"
92. Press Release: "Telecel Vodafone's NexiFix offers the best fixed network rates for the business segment"

Telecel, Comunicações Pessoais, S.A.
Sede: Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 91 378 50 00 21 722 50 00
Fax: 21 727 21 39



93. Press Release: "UMTS - Telecel Vodafone chooses Ericsson and Nortel"
94. Press Release: "Telecel Vodafone - Short Dialling available in more countries"
95. Press Release: "Telecel Vodafone - Roaming agreements with 200 international operators"
96. Press Release: "TelecelOnline makes donations to children's charities"
97. Press Release: "Telecel Vodafone renews its sponsorship of Benfica Football Club"
98. Press Release: "Telecel Vodafone - GPRS now available"
99. Press Release: "Telecel Vodafone Foundation"
100. Press Release: "YORN Sound System: mobile mega disco will bring university cities to life"
101. Press Release: "Telecel Vodafone announces Earnings for the twelve months ended 31 March 2001"
102. Press Release: "Telecel Vodafone exclusively launches 'High Speed' Mobile Internet"
103. Press Release: "Telecel Vodafone Golf Classic Tournaments"
104. Press Release: "Telecel Vodafone - First SMS Chat Service"
105. Press Release: "2nd Telecel Vodafone Golf Classic 2001 Tournament"
106. Press Release: "Telecel Vodafone launches SMS Games"
107. Press Release: "Telecel Vodafone - Netc wins Best ISP award"
108. Press Release: "Telecel Vodafone - New call centre opens in Oporto"
109. Press Release: "Telecel Vodafone - "Mobile PABX" launched for the first time in Europe"
110. Press Release: "3rd Telecel Vodafone Golf Classic 2001"
111. Press Release: "Telecel Vodafone - Only mobile phone operator in Portugal with roaming in 100 countries"
112. Press Release: "Telecel Vodafone launches integrated Voice and Data solution"
113. Press Release: "Telecel Vodafone -Reductions in cellular communications tariffs for companies"
114. Press Release: "Telecel Vodafone announces First Quarter 2001 (April to June) Results"
115. Press Release: "Telecel Vodafone signs agreement with Vizzavi"
116. Press Release: "Telecel Vodafone – Communication on Roaming"
117. Press Release: "Telecel Vodafone -New information service especially designed for tourists"
118. Presentation: "UBS Warburg European Telecom Conference 2000"
119. Presentation: "BSCH Telecommunications and Media Seminar"
120. Presentation: "Telecel 1999 Fourth Quarter Results"
121. Presentation: "Telecel 2000 First Half Results"
122. Presentation: "Telecel 2000 Full Year Results"

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter, and returning it to me in the self-addressed, stamped envelope.

Sincerely,

Luísa Pestana

Luísa Pestana
Director, Corporate Communications and Investor Relations
Telecel – Comunicações Pessoais, S.A.

enclosures

SEC Disclosure 010828

Telecel, Comunicações Pessoais, S.A.
Sede: Rua Tomás da Fonseca
Centro Empresarial Torres de Lisboa
Torre A, 14º 1649-032 Lisboa
Tel.: 91 378 50 00 21 722 50 00
Fax: 21 727 21 39


TELECEL

Luisa Pestana
Director, Corporate Communications and Investor Relations
Telecel Comunicações Pessoais, S.A.
Centro Empresarial Torres de Lisboa
Rua Tomás da Fonseca, Torre A-15°
1649-092 Lisboa PORTUGAL

Phone: 351.91.378.5251
Fax: 351.91.378.5480
Cellular: 351.91.7210105
email: pestana@telecel.pt

10 December 1999

SEC FILE NUMBER 82-4528


RECEIVED
DEC

DELIVERED VIA: DHL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Telephone: 202.942.8088

RE: TELECEL - Comunicações Pessoais, S.A., File Number 82-4528; Subsequent Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentleman,

We are submitting, in connection with the exemption to registration requirements pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 claimed by TELECEL - Communicações Pessoais, S.A. (the "Company"), the following items which have been disclosed to the public, to our security holders, to the Lisbon Stock Exchange, and to the Comissão do Mercado de Valores Mobiliários (the Portuguese Securities Exchange Commission):

1. Press Release : "Telecel expands international coverage to Egypt and Iceland"
2. Press Release : "Telecel in Malaysia"
3. Press Release : "Telecel in Namibia and India"
4. Press Release: "Lisbon Oceanarium and Telecel: a partnership for the new millennium"
5. Press Release : "Telecel expands coverage in the Azores"
6. Press Release : "Telecel invites Portuguese architects for designing the project of its new headquarters"


TELECEL
COMUNICAÇÕES PESSOAIS, S.A.

7. Press Release: "Telecel expands international coverage in U.S.A., Italy, Netherlands, Lethonia and Zimbabwe"
8. Press Release: "Telecel expands international coverage in Jordan, Egypt, Ukraine, Switzerland and Russia"
9. Press Release: "Telecel Cellular Broadcast Service displays Weather Forecast"
10. Press Release: "Telecel expands international coverage to Hawaii, Fiji Islands and Seychelles"
11. Press Release: "Telecel establishes business agreement for launching exclusive product"
12. Press Release: "Telecel Roaming in Malaysia"
13. Press Release: "Telecel opens three new Stores in Santarém, Viana do Castelo and Oeiras"
14. Press Release: "Telecel - Calling East Timor with 50% discount"
15. Press Release: "Telecel applies for Fixed Wireless Access"
16. Press Release: "Telecel in Philippines"
17. Press Release: "Telecel Cellular Broadcast covers the whole country"
18. Press Release: "Telecel announces Total Roaming for Vitamina Customers"
19. Press Release: "Telecel Board of Management will not change"
20. Press Release: "Telecel launches "netc fri" - Free Access to the Internet"
21. Press Release: "Telecel - 50 % Promotion in Calls for East Timor Continues"
22. Press Release: "Telecel offers Boomerang Plus and Plan Plus Just like Optimus"
23. Press Release: "Short Messaging Service Becomes Available to All Telecel Customers"
24. Press Release: "Internet Access - SSM, Telecel and Terràvista sign Agreement"
25. Press Release: "Telecel Granted Fixed Telephony License"
26. Press Release: "Telecel announces new Local Tariffs for Cellular Customers"
27. Press Release: "Telecel launches Education Channel on netc"
28. Press Release: "Telecel roaming in Saudi Arabia and Meeting Islands"
29. Press Release: "Telecel launches "CNN Mobile" and "netc móvel" News Service"
30. Press Release: "Telecel announces Third Quarter 1999 Earnings"
31. Press Release: "The New Numbering Plan in Telecel"
32. Press Release: "Further Details on 10 for 1 Share Split"
33. Press Release: "Internet Access via mobile phones"
34. Press Release: "Telecel Launches "Casquinha" - The new catalogue of sites aimed at Children in "netc""
35. Press Release: "Telecel Announces "Local Plan" Tariff Rate"
36. Press Release: "Telecel to launch free e-mail service"
37. Press Release: "Telecel launches its fixed service"
38. Press Release: "Telecel extends international coverage"
39. Press Release: "New Vitamina R with Radio"
40. Presentation: "Telecel 1999 First Half Results"
41. Presentation: "Telecel 1999 Third Quarter Results"


RECEIVED
DEC 15 199
456


TELECEL

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter, and returning it to me in the self-addressed, stamped envelope.

Sincerely,

Luisa Pestana
Director, Corporate Communications and Investor Relations
Telecel

enclosures

SEC Disclosure 991210
LP
10/12/99 at 17:55



TELECEL
COMUNICAÇÕES PESSOAIS, S.A.

Luísa Pestana
Director, Corporate Communications and Investor Relations
Telecel Comunicações Pessoais, S.A.
Centro Empresarial Torres de Lisboa
Rua Tomás da Fonseca, Torre A-15°
1649-032 Lisboa PORTUGAL

Phone: 351.1.722.5251
Fax: 351.1.722.5480
Cellular: 351.931.210105
email: pestana@telecel.pt

05 August 1999

SEC FILE NUMBER 82-4528


PROCESSING
RECEIVED
AUG 0 9 1999

DELIVERED VIA: DHL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Telephone: 202.942.8088

RE: TELECEL - Comunicações Pessoais, S.A., File Number 82-4528; Subsequent Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentleman,

We are submitting, in connection with the exemption to registration requirements pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 claimed by *TELECEL - Comunicações Pessoais, S.A.* (the "Company"), the following items which have been disclosed to the public, to our security holders, to the Lisbon Stock Exchange, and to the Comissão do Mercado de Valores Mobiliários (the Portuguese Securities Exchange Commission):

1. Press Release: "Telecel launches new product - MobiFix - alternative to the fixed network for residential use";
2. Press Release: "Telecel launches new Virtual Private Network solutions for corporate customers";
3. Press Release: "Telecel announces First Quarter 1999 Earnings"
4. Press Release: "Cell Broadcast Service accessible to over 70% of the Portuguese population";
5. Press Release: " António Carrapatoso member of Europolitan's Management Board";

TELECEL
COMUNICAÇÕES PESSOAIS, S.A.



6. Press Release: "Telecel invests 1.7 billion PTE in two new Switches";
7. Press Release: " Telecel's new headquarters in the Expo 98 area";
8. Press Release: " Telecel's loyalty program Clube Viva redesigned";
9. Press Release: "Telecel's "netcetera" offers innovative features to access the Net and its Portuguese portal";
10. Press Release : "Telecel applies for a fixed telephony license";
11. Press Release : "Telecel launches EuroConversion Service";
12. Press Release: "Telecel proves it has the best offer";
13. Press Release: "Telecel offers calls in Summer Promotion";
14. Press Release: "Telecel simulates Year 2000 transition in the Azores";
15. Press Release: "Telecel announces First Half 1999 Earnings"
16. Press Release: " Successful Year 2000 transition simulation".
17. Presentation: "1998 Full Year Results, Banco Finantia, March 1999"
18. Presentation: "Santander Seminar, Ritz Hotel, May 1999"
19. Presentation: "Telecel's Strategic Challenges – Internet, Lisbon, 15 June 1999"
20. Presentation: "Telecel in the Net, Lisbon, 15 June 1999"

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter, and returning it to me in the self-addressed, stamped envelope.

Sincerely,

Luísa Pestana

Luísa Pestana
Director, Corporate Communications and Investor Relations
Telecel

enclosures

SEC Disclosure 990805
LP
05/08/99 at 19:46

05
REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of
Telecel – Comunicações Pessoais, S.A.

1. We have audited the accompanying consolidated balance sheet of Telecel – Comunicações Pessoais, S.A. as of March 31, 2001, and the related consolidated statements of income (by nature and by functions) and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with generally accepted auditing standards in Portugal. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

3. In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Telecel – Comunicações Pessoais, S.A. as of March 31, 2001 and the consolidated results of its operations and its consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles in Portugal.

4. As mentioned in Note 14. of the consolidated financial statements, Telecel – Comunicações Pessoais, S.A. has changed for statutory and tax reporting purposes its accounting period. Such change was effective since 1 April 2000. Therefore, the Company has opted to present income statements (by nature and by functions) for the following periods: (i) 1 April 2000 to 31 March 2001; (ii) 1 April 1999 to 31 March 2000 (unaudited); (iii) 1 January 1999 to 31 March 2000. The financial statements for the fifteen month period comprised between 1 January 1999 and 31 March 2000 were audited by another firm who issued their report on 16 May 2000.

DELOITTE & TOUCHE
July 3, 2001

TELECEL
vodafone

(Amounts expressed in Portuguese Escudos)

ASSETS	Note	31-05-2001 Gross Assets	31-05-2001 Depreciation and provisions	31-05-2001 Net Assets	31-05-2000 Net Assets
FIXED ASSETS					
Intangible assets					
Installation expenses		7,457,901,288	6,069,827,824	1,388,073,532	845,153,876
Research and development expenses		3,484,580,711	4,720,947,770	1,783,615,308	1,534,284,819
Industrial property and other rights		245,217,207	7,516,599	237,700,608	230,810,105
Work in progress		20,972,877,458		20,972,877,458	401,716,485
	26,27	35,170,889,750	10,798,282,196	24,372,267,554	3,012,025,055
Fixed assets					
Land and natural resources		757,882,121		757,882,121	757,882,121
Buildings and other constructions		18,001,345,048	4,800,853,868	13,200,491,180	11,804,457,786
Machinery and equipment		111,356,905,688	42,914,774,004	58,442,132,882	52,075,864,002
Transportation equipment		1,854,379,135	1,082,350,020	892,029,115	729,276,116
Tools and other equipment		4,124,450,980	2,621,731,985	1,502,718,995	1,549,332,268
Office equipment		25,240,045,888	16,501,022,858	8,748,023,028	7,550,083,850
Other fixed assets		11,388,600	10,905,812	482,888	1,267,221
Work in progress		13,817,783,075		13,817,783,075	12,889,909,808
	27	176,278,859,451	67,811,898,567	107,381,322,884	86,257,884,365
Financial investments					
Investment in group companies		400,884,000		400,884,000	
Loans to group companies					
Capital shares in associated companies		183,277,886		183,277,886	
Securities and other financial applications		29,320,493		29,320,493	
	27	613,582,379		613,582,379	
CURRENT ASSETS					
Stocks					
Merchandise	32,46,50	5,770,410,285	1,051,656,545	4,718,753,740	8,712,433,928
Advances for purchases					
		5,770,410,285	1,051,656,545	4,718,753,740	8,712,433,928
Short term receivables					
Trade debtors		24,838,688,555		24,838,688,555	14,172,463,452
Doubtful trade debtors	46	11,444,994,053	11,348,410,716	96,583,337	
Advances to Customers					
Advances to trade creditors		1,158,787,082		1,158,787,082	1,507,083,882
Advances to fixed assets suppliers		13,447,711		13,447,711	16,747,711
State and public entities	54	349,851,705		349,851,705	231,134,541
Other debtors		252,587,304		252,587,304	288,132,429
		38,158,596,450	11,348,410,716	26,810,185,734	16,165,842,035
Bank deposits and cash in hand					
Cash at banks		362,531,038		362,531,038	202,880,716
Cash in hand		16,302,041		16,302,041	7,368,667
		378,833,079		378,833,079	210,228,383
Accruals and deferrals					
Accrued income	55	12,303,705,879		12,303,705,879	6,541,076,405
Deferred costs	55	12,588,713,428		12,588,713,428	9,394,087,345
		24,892,419,307		24,892,419,307	15,935,163,751
Total depreciation			78,709,928,783		
Total provisions			12,400,067,261		
Total assets		280,356,340,741	91,109,996,014	189,176,344,727	150,603,476,616

* The accompanying notes on the financial statements are an integral part of these financial statements

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD


TELECEL
vodafone

(Amounts expressed in Portuguese Escudos)

SHAREHOLDERS' EQUITY AND LIABILITIES

	Note	31-03-2001	31-03-2000
SHAREHOLDERS' EQUITY			
Share Capital	56, 57, 58	21,551,815,000	21,551,815,000
Own Shares	58	(45,814,556)	(4,502,858)
Nominal value	58	(1,310,598,427)	(101,275,782)
Share premium			
Supplementary contributions			
Reserves	59	3,081,630,339	2,088,196,588
Legal reserve			
Statutory reserve			
Contractual reserves	58	34,384,142,846	18,110,800,718
Special reserves			
Retained earnings	58	16,064,561,900	20,266,875,851
Net income			
Anticipated dividends			
Total shareholders' equity		73,704,678,808	59,881,709,877
LIABILITIES			
PROVISIONS FOR RISKS AND CHARGES			
Provision for pension	46	3,430,745,317	2,169,983,704
Other provisions for risks and charges		3,430,745,317	2,169,983,704
LIABILITIES - MEDIUM AND LONG TERM			
Debentures			
Convertible			
Non convertible			
LIABILITIES - SHORT TERM			
Debentures			
Convertible			
Non convertible	52	10,993,896,371	6,359,855,857
Bank loans			
Advances on sales		9,809,029,815	8,081,488,503
Trade creditors		9,370,742,997	7,388,052,970
Trade creditors - invoices pending approval			
Trade bills payable	59	48,115,680,000	21,060,608,388
Other shareholders		8,371,497,836	8,310,457,836
Fixed assets suppliers	54	2,729,254,352	7,074,384,898
State and public entities		1,375,270,176	694,415,445
Other creditors		80,765,361,244	55,918,072,842
ACCRUALS AND DEFERRALS	55	13,989,991,233	7,494,544,441
Accrued costs	55	5,264,488,126	5,573,186,052
Deferred income		21,254,888,875	12,988,718,468
Total liabilities		116,470,665,334	72,071,786,138
Total shareholders' equity and liabilities		189,175,344,727	130,953,478,015

* The accompanying notes on the financial statements are an integral part of these financial statements.

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD


TELECEL

(Amounts expressed in Euros)	31-03-2001			31-03-2000
ASSETS	Gross Assets	Depreciation and provisions	Net Assets	Net Assets
FIXED ASSETS				
Intangible assets				
Installation expenses	37,249,735	30,276,174	6,973,561	4,215,510
Research and development expenses	32,544,887	23,847,988	8,706,879	7,853,379
Industrial property and other rights	1,223,138	37,490	1,185,648	1,151,276
Work in progress	104,612,272		104,612,272	2,003,753
	175,430,012	53,861,654	121,568,358	15,223,918
Fixed assets				
Land and natural resources	3,779,203		3,779,203	3,779,203
Buildings and other constructions	88,790,301	23,940,558	65,849,772	57,383,884
Machinery and equipment	555,445,509	214,087,990	341,357,519	238,753,316
Transportation equipment	9,748,402	5,298,980	4,449,422	3,887,614
Tools and other equipment	20,572,675	13,077,144	7,495,531	7,729,330
Office equipment	125,941,710	82,306,755	43,634,955	37,659,570
Other fixed assets	56,796	54,388	2,408	6,321
Work in progress	68,922,811		68,922,811	63,197,868
	874,287,938	338,741,816	535,515,881	435,148,040
Financial investments				
Investment in group companies	2,000,000		2,000,000	
Loans to group companies				
Capital shares in associated companies	914,186		914,186	
Securities and other financial applications	146,250		146,250	
	3,060,436		3,060,436	
CURRENT ASSETS				
Stocks				
Merchandise	28,782,685	5,245,641	23,537,044	43,657,437
Advances for purchases				
	28,782,685	5,245,641	23,537,044	43,657,437
Short term receivables				
Trade debtors	124,304,582		124,304,582	70,891,950
Doubtful trade debtors	57,087,390	56,505,634	481,756	
Advances to Customers				
Advances to trade creditors	5,770,908		5,770,908	7,317,209
Advances to fixed assets suppliers	87,077		87,077	93,637
State and public entities	1,745,552		1,745,552	1,152,894
Other debtors	1,259,600		1,259,600	1,337,439
	190,334,277	56,605,634	133,728,643	80,753,229
Bank deposits and cash in hand				
Cash in banks	1,508,297		1,508,297	1,012,364
Cash in hand	81,314		81,314	36,755
	1,589,611		1,589,611	1,049,119
Accruals and deferrals				
Accrued income	61,520,025		61,520,025	32,626,792
Deferred costs	62,882,502		62,882,502	46,857,610
	124,402,527		124,402,527	79,484,392
Total depreciation		392,603,468		
Total provisions		61,851,276		
Total assets	1,398,087,965	454,454,744	943,632,641	632,948,794

* The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter N.S. Notes on the financial information presented in Euros)

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD


TELECEL
vodafone

(Amounts expressed in Euros)

SHAREHOLDERS' EQUITY AND LIABILITIES

	31-03-2001	31-03-2000
SHAREHOLDERS' EQUITY		
Share Capital	167,500,000	167,500,000
Own Shares		
Nominal value	(238,411)	(22,480)
Share premium	(6,537,028)	(505,161)
Supplementary contributions		
Reserves		
Legal reserve	15,370,808	10,319,121
Statutory reserve		
Contractual reserves		
Special reserves	171,407,821	75,372,357
Retained earnings		
Net income	80,129,897	101,088,752
Anticipated dividends		
Total shareholders' equity	387,837,395	[illegible]
LIABILITIES		
PROVISIONS FOR RISKS AND CHARGES		
Provision for pension		
Other provisions for risks and charges	17,112,489	10,744,025
[illegible]	17,112,489	10,744,025
LIABILITIES - MEDIUM AND LONG TERM		
Debentures		
Convertible		
Non convertible		
LIABILITIES - SHORT TERM		
Debentures		
Convertible		
Non convertible		
Bank loans	54,787,394	31,716,840
Advances on sales		
Trade creditors	49,078,874	45,198,504
Trade creditors - invoices pending approval	48,741,089	38,731,743
Trade bills payable		
Other shareholders	240,000,000	105,000,000
Fixed assets suppliers	41,758,385	26,488,451
State and public entities	13,813,485	35,286,858
Other creditors	8,850,880	3,452,730
[illegible]	[illegible]	[illegible]
ACCRUALS AND DEFERRALS		
Accrued costs	78,737,441	37,088,472
Deferred income	28,388,854	27,808,543
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
Total shareholders' equity and liabilities	[illegible]	[illegible]

* The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.5. Notes on the financial information presented in Euros)

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

TELECEL
vodafone

02
STATEMENT BY NATURE OF COSTS AND INCOME FOR THE FINANCIAL YEAR ENDED 31 MARCH 2001

(Amounts expressed in Portuguese Escudos)

EXPENSES	Note	01-04-2000 to 31-03-2001		01-04-1999 to 31-03-2000*		01-01-1999 to 31-03-2000	
Cost of goods sold	49	24,798,882,077		24,556,271,321		30,828,816,847	
Supplies and services		78,981,294,775	103,780,176,852	52,800,849,280	77,357,120,601	64,218,322,045	94,747,140,892
Employee costs							
Salaries and wages	39	8,480,817,988		6,782,668,078		8,368,208,040	
Social charges and other	35	3,424,594,880	11,905,422,868	3,833,242,888	10,615,910,966	4,968,826,458	13,337,034,498
Depreciation and amortisation	27	21,516,213,045		17,680,073,118		21,280,357,528	
Provisions	46	2,428,831,190	23,942,044,235	1,881,802,778	19,561,875,896	2,204,091,365	23,483,418,893
Taxes		3,749,361,937		2,784,264,752		3,380,811,479	
Other operating costs		7,743,449,280	11,492,801,177	4,176,048,806	6,960,313,558	4,635,976,211	8,016,487,687
(A).......			151,120,444,988		114,485,231,130		1[illegible],[illegible],[illegible],770
Losses in group and associated companies							
Amortisation and provisions of financial applications and investments							
Interest payable and other financial expenses	44	3,817,116,824	3,817,116,824	2,020,886,947	2,020,886,947	2,314,483,009	2,314,480,009
(C).......			154,737,560,827		116,506,118,077		1[illegible]
Extraordinary charges	45	1,298,263,130	1,298,263,130	1,100,211,482	1,100,211,482	1,453,280,771	1,453,280,771
(E).......			156,035,823,957		117,606,329,559		1[illegible],[illegible],815,845
Income tax	55	10,015,821,152	10,015,821,152	9,613,317,171	9,613,317,171	12,072,782,272	12,072,782,272
(G).......			166,051,645,109		127,219,646,730		1[illegible],[illegible],577,912
Net income			16,064,561,900		15,704,718,771		20,265,576,591
			182,116,207,009		142,924,365,501		175,891,235,503

INCOME	Note	01-04-2000 to 31-03-2001		01-04-1999 to 31-03-2000*		01-01-1999 to 31-03-2000	
Sales	38		15,768,916,041		13,872,486,086		18,719,088,834
Services rendered	38		164,500,697,466		127,616,120,768		166,304,193,275
Capitalisation of own costs							
Subsidies							
Supplementary income and other operating income			503,604,537		97,583,671		171,966,616
(B).......			180,781,819,088		141,586,176,405		172,984,116,422
Gains in group and associated companies	44	13,870,796					
Interest received on bonds and investment securities	44	70,324,854		91,517,530		117,519,795	
Other financial income	44	1,033,760,314	1,117,955,964	561,241,823	652,759,353	643,205,045	760,724,840
(D).......			181,879,174,067		142,238,935,760		174,154,840,[illegible]
Extraordinary income	45		237,032,982		685,428,745		1,446,613,301
(F).......			182,116,207,009		142,924,365,501		175,601,235,503
Operating income			29,640,775,180		27,100,946,275		33,900,000,[illegible]
Financial costs, net			(2,499,160,060)		(1,368,127,554)		(1,553,755,[illegible])
Current income			27,141,615,200		25,732,815,881		32,346,575,[illegible]
Income before income tax			26,080,383,052		25,318,036,942		32,338,437,823
Net income			16,064,561,900		15,704,718,771		20,265,575,591

* Unaudited
• The accompanying notes on the financial statements are an integral part of these Financial Statements

THE CHIEF ACCOUNTANT THE MANAGEMENT BOARD


TELECEL
vodafone

(Amounts expressed in Euros)

EXPENSES	01-04-2000 to 31-03-2001		01-04-1999 to 31-03-2000*		01-01-1999 to 31-03-2000	
Cost of goods sold	123,846,423		122,385,405		152,577,103	
Supplies and services	394,008,817	517,[illegible]	263,519,156	385,[illegible]	320,019,640	472,[illegible],748
Employee costs						
Salaries and wages	42,502,192		33,531,508		41,740,461	
Social charges and other	17,081,605	[illegible]	19,120,105	[illegible]	24,[illegible]	66,026,060
Depreciation and amortisation	107,317,430		84,088,079		105,181,017	
Provisions	12,104,985	119,422,413	9,385,383	97,474,455	10,950,882	117,154,[illegible]
Taxes	18,701,438		13,887,854		18,[illegible]	
Other operating costs	38,624,411	57,325,851	30,830,044	54,717,[illegible]	23,124,152	39,985,072
[illegible]		753,765,681		671,[illegible]		[illegible]
Losses of group and associated companies						
Amortisation and provisions of financial applications and investments						
Interest payable and other financial expenses	18,042,098	18,042,098	10,080,181	10,080,181	11,544,593	11,844,593
[illegible]		771,827,[illegible]		[illegible]		787,[illegible]
Extraordinary charges	6,475,709	6,475,709	5,487,832	5,487,832	7,348,784	7,348,784
[illegible]		778,303,[illegible]		[illegible]		7[illegible]
Income tax	49,858,705	49,858,705	47,961,024	47,961,024	60,218,884	60,218,884
[illegible]		828,[illegible],114		[illegible]		774,[illegible]
Net income		80,128,887		78,334,812		101,080,782
[illegible]		908,[illegible]		712,[illegible]		875,[illegible]

INCOME	01-04-2000 to 31-03-2001		01-04-1999 to 31-03-2000*		01-01-1999 to 31-03-2000	
Sales		78,896,198		69,195,669		83,389,300
Services rendered		820,326,020		639,845,527		780,839,278
Capitalisation of own costs						
Subsidies						
Supplementary income and other operating income		2,611,[illegible]		189,845		857,726
[illegible]		901,833,154		709,228,[illegible]		[illegible]
Gains in group and associated companies	69,167					
Interest receivable on bonds and investment securities	350,779		486,488		585,186	
Other financial income	5,159,375	5,579,341	2,799,462	3,285,950	3,208,290	3,794,480
[illegible]		907,208,[illegible]		709,484,[illegible]		[illegible]
Extraordinary income		1,182,318		3,418,944		7,214,879
[illegible]		908,[illegible]		712,[illegible]		875,[illegible]
Operating income		167,847,[illegible]		135,178,[illegible]		1[illegible]
Financial costs, net		(12,485,757)		([illegible])		(7,750,114)
Current income		135,361,[illegible]		128,354,724		151,349,[illegible]
Income before income tax		180,[illegible]		129,[illegible]		161,[illegible]
Net income		80,128,887		78,334,812		101,080,782

* Unaudited

• The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter [illegible]. Notes on the financial information presented in Euros).

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

TELECEL vodafone

03
STATEMENT OF INCOME BY FUNCTIONS FOR THE FINANCIAL YEAR ENDED 31 MARCH 2001

(Amounts expressed in Portuguese Escudos)

	Note	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000*	01-01-1998 to 31-03-2000
Sales and services rendered	36	180,257,813,526	141,488,805,834	173,222,158,309
Cost of sales and of services rendered	62	61,071,741,327	50,209,149,859	89,216,053,436
Gross Profit		119,186,072,199	91,279,[illegible],976	[illegible]
Other operational income		740,637,519	316,172,420	[illegible]
Distribution costs		68,[illegible]	45,077,[illegible]	25,774,189,780
Administrative costs		22,559,636,880	18,731,648,738	23,349,002,560
Other operational costs		1,827,082,760	1,100,211,482	1,453,250,771
Operating income	65	28,579,543,012	26,686,174,[illegible]	33,[illegible],182
Net financial costs				
Profit/(loss) in subsidiary				
Profit/(loss) in other investments		(2,499,150,900)	(1,368,137,394)	(1,553,758,269)
Current income	63	26,080,383,062	25,318,036,942	32,339,437,920
Income tax before extraordinary items		10,016,821,152	9,613,317,171	12,072,762,272
Current income after income tax		16,064,561,900	15,704,719,771	20,[illegible]
Extraordinary income	62			
Extraordinary income tax				
Net income	65	16,064,561,900	15,704,719,771	20,[illegible]
Earnings per share		75	73	[illegible]

* Unaudited
* The accompanying notes on the financial statements are an integral part of these Financial Statements

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD


TELECEL
vodafone

(Amounts expressed in Euros)

	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000*	01-01-1999 to 31-03-2000
Sales and services rendered	889,121,189	705,743,186	864,029,475
Cost of sales and of services rendered	304,624,561	250,442,164	445,505,595
Gross Profit	584,496,[illegible]	455,300,012	418,521,879
Other operational income	3,694,284	1,577,081	2,830,851
Distribution costs	334,041,297	224,846,094	128,561,089
Administrative costs	112,482,111	93,498,070	116,484,334
Other operational costs	9,113,351	6,487,632	7,248,794
Operating income	142,534,160	133,110,077	[illegible]
Net financial costs			
Profit/(loss) in subsidiary			
Profit/(loss) in other investments	(12,465,767)	(8,824,242)	(7,750,114)
Current income	130,068,402	124,285,835	[illegible]
Income tax before extraordinary items	49,953,705	47,951,024	60,218,894
Current income after income tax	80,[illegible]	76,[illegible]	[illegible]
Extraordinary income			
Extraordinary income tax			
Net income	[illegible]	[illegible]	[illegible]
Earnings per share	0.27	0.26	0.47

* Unaudited

* The financial information presented in Euros is based on the fixed conversion rate of PTS 200.482 to EUR 1 (see chapter N.5. Notes on the financial information presented in Euros).

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

TELECEL Vodafone

04
STATEMENT OF CASH FLOWS FOR THE FINANCIAL YEAR ENDED 31 MARCH 2001

(Amounts expressed in thousands of Portuguese Escudos)

	01-04-2000 to 31-03-2001	01-01-1999 to 31-03-2000
OPERATING ACTIVITIES		
Received from Customers	183,133,405	172,086,848
Payments to suppliers	(93,305,856)	(92,334,809)
Payments to employees	(11,016,507)	(12,353,282)
Payments related to income taxes	(15,483,223)	(11,089,848)
Other receipts/(payments) related to operating activities, net	(12,163,880)	(5,913,594)
Receipts related with extraordinary items	583	10,825
Payments related with extraordinary items	(122,318)	(52,058)
Cash Flows from operating activities (1)	28,730,431	48,546,038
INVESTMENT ACTIVITIES		
Cash receipts from:		
Financial investments		
Tangible fixed assets	187,100	56,200
Intangible assets		
Investment Subsidies		
Interest and other income	1,104,085	760,726
	1,291,185	816,926
Payments related to:		
Financial investments	(467,421)	
Tangible and intangible fixed assets	(50,289,364)	(47,730,398)
Other investments	(1,281,892)	
	(52,038,677)	(47,730,398)
Cash Flows from investing activities (2)	(50,747,382)	(46,914,472)
FINANCING ACTIVITIES		
Cash receipts from:		
Loans obtained	31,890,301	8,372,963
Increases in share capital		
Increases in additional paid-in capital		
Other financing activities		
Subsidies		
	31,890,301	8,372,963
Payments related to:		
Loans obtained		
Interest and related expenses	(3,504,837)	(2,246,778)
Dividends		(9,678,000)
	(3,504,837)	(11,924,778)
Cash Flows from financing activities (3)	28,185,464	(3,551,825)
Variation of cash and equivalents (4) = (1) + (2) + (3)	168,503	81,736
Effect of exchange differences		
Cash and cash equivalents at the beginning of the period	210,330	128,594
Cash and cash equivalents at the end of the period	378,833	210,330

› The accompanying notes on the financial statements are an integral part of these Financial Statements.

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

TELECEL
vodafone

(Amounts expressed in thousands of Euros)

	01-04-2000 to 31-03-2001	01-01-1999 to 31-03-2000
OPERATING ACTIVITIES		
Received from Customers	813,758	855,215
Payments to suppliers	(468,904)	(480,556)
Payments to employees	(54,860)	(62,616)
Payments related to income taxes	(57,304)	(55,211)
Other receipts/(payments) related to operating activities, net	(50,672)	(29,497)
Receipts related with extraordinary items	3	59
Payments related with extraordinary items	(910)	(280)
Cash Flows from operating activities (1)	169,259	287,148
INVESTMENT ACTIVITIES		
Cash receipts from:		
Financial investments	9	3
Tangible fixed assets		
Intangible assets		
Investment Subsidies	5,807	3,794
Interest and other income	5,440	4,079
Payments related to:		
Financial investments	(2,431)	
Tangible and intangible fixed assets	(300,773)	(238,078)
Other investments	(6,243)	
	(309,447)	(238,078)
Cash Flows from investing activities (2)	(303,897)	(234,058)
FINANCING ACTIVITIES		
Cash receipts from:		
Loans obtained	168,071	46,752
Increases in share capital		
Increases in additional paid-in capital		
Other financing activities		
Subsidies		
	168,071	46,752
Payments related to:		
Loans obtained	(17,482)	(11,228)
Interest and related expenses		(48,258)
Dividends		
	(17,482)	(59,481)
Cash Flows from financing activities (3)	140,589	(12,728)
Variation of cash and equivalents (4) = (1) + (2) + (3)	941	403
Effect of exchange differences		
Cash and cash equivalents at the beginning of the period	1,049	641
Cash and cash equivalents at the end of the period	1,990	1,049

The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV) - Notes on the financial information presented in Euros)

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

TELECEL vodafone

05
NOTES ON THE FINANCIAL INFORMATION PRESENTED IN EUROS

The financial information presented in euros in this report complies with the Accounting Directive no. 21 with regard to accounting of effects of introducing the euro, approved on 29 October 1997 by the Accounting Standardisation Commission, and the Recommendations from the Portuguese Securities Market Commission concerning Financial Information Disclosed by Issuing Entities.

For accounting purposes the base currency of **Telecel Vodafone** is the escudo. The financial information presented in euros in the text and the financial statements with regard to 2001 and previous years is provided only for the convenience of readers and is based on the fixed conversion rate of PTE 200.482 to EUR 1. The values in euros result directly from the application, line by line, of the aforementioned rate and the rounding rules in force. There may be small differences between the sums of the parts and converted totals or between ratios calculated before or after the conversion of the respective factors.

The replacement of historical values in escudos with euros must be interpreted as information disclosed only of an indicative nature and not as representing, or able to represent, the values in euros on the dates referred to.

06
ALTERATION TO THE FINANCIAL AND REPORTING YEAR

In accordance with current legislation and after duly obtaining legal approval, **Telecel Vodafone** altered its financial and reporting year to the period running from 1 April to 31 March in order to coincide with the financial year and reporting policies of its major Shareholder, Vodafone.

Owing to this alteration, the year 1999 exceptionally included five quarters as the year of transition, running from 1 January 1999 to 31 March 2000. Therefore it is important to note that, unless otherwise stated, all references to the year 1999 made throughout this Report and Accounts cover the period from 1 January 1999 to 31 March 2000 and not the usual calendar year.

The year 2000 is the first year that the Company has adopted the new financial period. Therefore this Report and Accounts concerns **Telecel Vodafone's** activity in the twelve months ended 31 March 2001.

01
NOTES ON THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 MARCH 2001

(Amounts expressed in thousands of Portuguese Escudos)

INTRODUCTION

TELECEL - Comunicações Pessoais, S.A. ("**Telecel Vodafone**" or the "Company") was founded on 15 May 1991, and provides principally mobile telecommunication services under a 15 year license granted on 18 October 1991, by the Portuguese Government through the Portuguese Institute of Communications (ICP). The business activity of the Company is subject to the terms of this license.

On December 1998, Telechamada - Chamada de Pessoas, S.A. was merged into TELECEL - Comunicações Pessoais, S.A., the effective merger date being retrospectively applied to 1 January 1998. All assets and liabilities of the acquired entity were transferred to **Telecel Vodafone** based on the related book value as at 31 December 1997.

As a result of the merger, **Telecel Vodafone** began providing paging services that were previously provided by the acquired subsidiary. Following approval from the ICP on 27 October 1998, the original 15 year license granted to Telechamada on 29 April 1992, to provide direct paging services, was transferred to **Telecel Vodafone**. This new business activity of the Company is subject to the terms of this license.

In order to complete its offer of mobile telecommunications services, **Telecel Vodafone** applied to the ICP for operating licenses for indirect fixed telephone services and for direct fixed telephone services using FWA (Fixed Wireless Access). The licenses, both valid for 15 years starting 1 January 2000, were granted in 1999. Operation of the indirect fixed telephone services started at the date of the license, whereas the direct access service through **Telecel Vodafone**'s fixed network, using FWA (Fixed Wireless Access) as the main support, started pilot operations in June 2000.

In June 1999, **Telecel Vodafone** started its Internet operations as a service and content provider. The success of the new activity, together with the need to specialise the commercial exploitation of each of the business areas, led to the creation on 9 October 2000 of a wholly owned subsidiary, TELECELONLINE - Comunicações e Serviços, S.A., for the establishment, management and operation of telecommunication infrastructures, the supply of telecommunication services and the development, management and operation of interactive content and services. **TelecelOnline** has a share capital of 5 million euros (PTE 1,002,410 thousand), represented by 5 million shares with a nominal value of 1 euro each.

The share capital is made up of cash and assets:
- 545,804 euros (PTE 109,424 thousand) in cash;
- 4,454,196 euros (PTE 892,986 thousand) through a transfer of fixed assets related to the activities to be developed by the company in the Internet sector

The fixed assets used by Telecel Vodafone for the cash pay-up of **TelecelOnline** share stock can be summarised as follows:

TELECEL Vodafone

Headings	Gross value	Amortisation	Net Value
INTANGIBLE ASSETS:			
Research and development costs	1,129,419	(300,582)	828,834
Intellectual property and other rights	10,4[illegible]	(1,5[illegible])	8,9[illegible]
	1,139,905	(302,13[illegible])	837,7[illegible]
FIXED ASSETS:			
Plant and equipment	18,716	(3,118)	15,598
Transportation equipment	31,848	(18,0[illegible])	13,8[illegible]
Tools and other equipment	409	(1[illegible])	2[illegible]
Administrative equipment	25,402	(4,843)	20,5[illegible]
	76,375	(21,452)	[illegible]
Total	1,216,[illegible]	[illegible]	[illegible]

As part of **Telecel Vodafone**'s continuing strategy to position itself as an integrated operator of telecommunications and information services, on 24 October 2000 **Telecel Vodafone** and Clocus – Soluções de Marketing, S.A. created CELFOCUS – Soluções Informáticas para Telecomunicações, S.A., a joint venture for the development and marketing of Customer Relation Management (CRM) solutions for the telecommunications sector at both national and international level. **Celfocus** has a share capital of 100,000 euros (PTE 20,048 thousand) represented by 100,000 nominal shares with a nominal value of 1 euro each, of which **Telecel Vodafone** holds 45%. **Celfocus**' share capital was fully paid-up in cash at the date of the memorandum and articles of association.

The need to optimise the role of information technology (IT) as a support for the telecommunications market was a decisive factor behind **Telecel Vodafone**'s decision to take an 80% share in NEXENTER – Centros de Tecnologia da Informação, S.A., incorporated on 22 February 2001, an IT service provider whose functions include the management of IT support infrastructures, the technical management and operation of information systems and the supply and management of connectivity to access software applications in the systems under its responsibility and the management of computer operations, both in-house and at the premises of business partners. **Nexenter** has a share capital, fully paid-up in cash, of 2,500,000 euros (PTE 501,205 thousand) represented by 2,500,000 shares with a nominal value of 1 euro each. **Nexenter**'s operations started up on 1 April 2001.

In order to maintain a leading position in the Portuguese cellular phone market through the mobile-Internet convergence and UMTS development in Portugal, on 29 September **Telecel Vodafone** applied for a UMTS license, granted by a Government Act on 19 December following the call for tender for four nationwide UMTS licenses for the mobile international telecommunications systems. The license has a 15-year duration, ending on 11 January 2016, and **Telecel Vodafone** will be subject throughout to the legal obligations in force for the operations licensed.

As of January 2001, **Telecel** associated its brand with Vodafone, thus reflecting the Company's relationship with the worldwide mobile communications leading Group.

The following notes are numbered in accordance with the Portuguese Official Plan of Accounts (POC) approved by Decree Law no. 410/89, from 21 November, and modified by Decree Law no. 238/91, from 2 July. The note numbers that are not included relate to notes that are not applicable.

I - INFORMATION ON THE COMPANIES INCLUDED IN THE CONSOLIDATION AND OTHERS

NOTE 1
COMPANIES INCLUDED IN THE CONSOLIDATION

The companies included in the consolidation, as well as their Head Office, the consolidation methods used and the share capital held by **Telecel Vodafone** on 31 March 2001, can be summarised as follows:

Company	Head office	Telecel Vodafone share	Consolidation method
Parent Company			
Telecel - Comunicações Pessoais, S.A.	Lisbon		
Subsidiaries			
TelecelOnline - Comunicações e Serviços, S.A.	Lisbon	100%	Integral
Netamur - Centros de Tecnologia de Informação, S.A.*	Lisbon	80%	Equity

* Activities started on 1 April 2001.

NOTE 3
ASSOCIATED COMPANIES

Company	Head office	Telecel Vodafone share	Consolidation method
Cellocus - Soluções Informáticas para Telecomunicações, S.A.	Lisbon	45%	Equity
Netsaúde - Gestão e Prestação de Serviços na área da Saúde via Internet, S.A.	Lisbon	40%	Cost

The only case where **Telecel Vodafone** has an indirect participation on 31 March 2001 corresponds to **TelecelOnline**'s share in the capital of Netsaúde.

Netsaúde only started its activities in February 2001, and therefore the cost method was used to account for that investment since using the equity method would be materially irrelevant within the consolidated financial statements taken as a whole.

NOTE 7
AVERAGE NUMBER OF PERSONNEL

The average number of personnel in the companies included in the consolidation in the period from 1 April 2000 to 31 March 2001 was 1,742 (01-04-1999 to 31-03-2000: 1,591 and 01-01-1999 to 31-03-2000: 1,527).

TELECEL vodafone

III - INFORMATION RELATING TO THE CONSOLIDATION METHODS

NOTE 13
DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated statements for the Group refer to the parent Company's annual statements, i.e. they are indexed to the period from 1 April 2000 to 30 March 2001 (see Note 14).

With the exception of **Nexenter**, which only started its activities on 1 April 2001 and which will have an accounting period equivalent to the parent Company, all associated companies are included in the consolidated financial statements by the equity method; for those that have an accounting period coinciding with the calendar year, and in order to adjust their figures in the consolidated financial statements the carryover of results obtained during **Telecel Vodafone**'s accounting period was taken into account.

The adjustments made have no significant influence over the information presented in the consolidated financial statements.

NOTE 14
COMPARATIVE FIGURES

Following the merger on 30 June 1999 between the Vodafone Group Plc and Air Touch Communications Inc., the majority stockholder in **Telecel Vodafone** changed its trading name to Vodafone AirTouch (Europe) B.V.. On 4 September 2000, through a change in the memorandum and articles of association, this denomination was changed to Vodafone Europe B.V. (see Note 57).

Due to the standardisation of accounting policies with the Vodafone Group and the requirement of consolidated information for Group reporting purposes, which differs from the annual reporting date normally used in Portugal, **Telecel Vodafone** successfully applied to the Portuguese Tax Authorities for the adoption of a tax accounting period different from the calendar year period.

Following this change, **Telecel Vodafone** adopted a 12-month accounting period beginning on 1 April 2000. The adjustment of this to the Company's previous procedures means that the accounts presented herein, referring to the period ending on 31 March 2001, are shown in comparison both to the previous unaudited period from 1 April 1999 to 31 March 2000 and to the previous audited period of 15 months from 1 January 1999 to 31 March 2000, subsequent to which **Telecel Vodafone** adjusted its accounting period. According to the explanation given as regards the parent Company, the subsidiaries used an accounting period corresponding to the one used by **Telecel Vodafone** (see Note 13).

The Company is fully convinced that the use of an accounting period that is not equivalent to the calendar year but which reflects the two-season tendency characterising the activities of **Telecel Vodafone** will not result in any distortion in the analysis of the Company's results, since most of the above mentioned deviations stem from normal growth in activities.

Although the period ending 31 March 2001 will be the first in which **Telecel Vodafone** presents consolidated financial statements, the Company considers that the values presented for this period are in every significant respect comparable to the values presented in the previous financial year for the same period since, as stated in the "Introduction" to these notes, the Internet activity which led to the creation of **TelecelOnline** on 9 October 2000 was already conducted by the parent Company.

NOTE 15
CONSISTENT USE OF VALUE CRITERIA

The main valuation criteria used for the preparation of the consolidated financial statements, as described in Note 23, are consistent for all companies included in the consolidation.

NOTE 16
CRITERIA USED FOR THE ACCOUNTING OF INVESTMENTS IN ASSOCIATED COMPANIES

Investments in associated companies are accounted for by **Telecel Vodafone** in accordance with the equity method, therefore the amounts relating to acquisition of such investments was increased or reduced by the proportional amounts corresponding to the net results for the period, both as financial gains or losses and as adjustments to the share taken in associated companies.

The share held by **TelecelOnline** in Netsaúde is, in that company's financial statements, accounted for at acquisition cost. Netsaúde was created in February 2001, and its movement until 31 March 2001 was practically non-existent, therefore not justifying the use of the equity method.

The capital share subscribed but as yet unpaid on 31 March 2001, corresponding to the Groups participation in Netsaúde, is accounted under the heading "Other creditors", as "Shareholders – Payable subscribed shares", with a value of PTE 112,270 thousand.

The most relevant information available as regards to the associated companies financial situation and activities during the period ending on 31 March 2001, and consolidated by the equity method, are as follows:

Company	Head office	Share capital 31-03-2001	Shareholders' equity 31-03-2001	Net results 31-03-2001	Share (%)
CelFocus*	Lisbon	20,048	50,872	30,824	45%
Nexenter	Lisbon	501,205	501,205		80%
		521,253	552,077	30,824	

* The amounts shown for CelFocus relate to both the period ended on 31 December 2000 and the first quarter of 2001

Summary of the financial information:

	31-03-2001	
	CelFocus*	Nexenter
Balance Sheet:		
Net assets	194,806	501,205
Liabilities	143,934	
Shareholders' Equity	50,872	501,205
Share Capital	20,048	501,205
Statement of Income:		
Income	191,359	
Costs	160,535	
Net Results	30,824	


TELECEL
vodafone

IV - INFORMATION RELATING TO COMMITMENTS

NOTE 22

LIABILITIES RESULTING FROM UNDERWRITTEN GUARANTEES

On 31 March 2001, guarantees underwritten by Telecel Vodafone can be summarised as follows:

Heading	Value
Licensing for activities	716,000
Rentals	70,585
Other	22,000
Total	808,585

V - INFORMATION RELATING TO ACCOUNTING POLICIES

NOTE 23

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES

The accompanying financial statements have been prepared on a going concern basis from the accounting records of the Group companies and are presented in accordance with generally accepted accounting principles in Portugal. The significant accounting policies used in the financial statements are consistent amongst the companies included in consolidation.

The significant accounting principles and policies used for the preparation of the financial statements are as follows:

a) *Recognition of revenues and expenses*

Revenues and expenses are recorded on the accrual basis.

Revenues for telecommunications services are recognised when earned. These services are billed on a monthly basis throughout the month. Unbilled revenues from the date of the last billing cycle to the end of the month are estimated based on actual volume and are accrued. Differences between estimated and actually billed revenues, which have not been significant, are recognised in the following period.

b) Intangible assets

Intangible assets are recorded at cost and consist principally of the following capitalised costs and expenses: (i) operating expenses incurred during the Company's start-up period, (ii) expenses related to the development of the network, (iii) costs related to the submission of the tender for a license to operate as a mobile telecommunications operator, fixed operator and Internet provider (iv) expenses which are directly related to the development of the Company's commercial operations, (v) costs incurred with the extension of the initial warranty period of the network equipment, (vi) expenses related to the technical support of the development and optimisation of the network operations, (vii) lease line installation fees and (viii) costs related to promotional campaigns for new businesses and acquiring new Customers.

TELECEL
Vodafone

The amortisation policy is directly related to the nature of the costs incurred, as follows:

- The tender costs are amortised on a straight-line monthly basis over the period of the license (15 years).
- The remaining intangible assets are amortised on a straight-line monthly basis over 3 to 5 years, depending on their nature, and commence from the date on which the costs are incurred.

c) Fixed assets

Fixed assets are stated at cost. Recurring maintenance and repair costs are charged as an expense in the period incurred. Significant enhancements and improvements are capitalised. Fixed assets are depreciated on a straight-line monthly basis from the date on which the assets are placed in operation. The rates used are defined in Decree-law 2/90, of 12 January and approximate the useful lives of the related assets as follows:

	Useful live (years)
Buildings and other constructions	10 to 50
Equipment	4 to 10
Software	3
Other	3 to 10

Depreciation of the tangible fixed assets directly related to the telecommunications network (with the exception of software applications) acquired up to 31 December 1995 was calculated according to the compound interest method. As of 1 January 1996, given the Company's development both in terms of number of services users and volume of telecommunications reception and transmission equipment, the Company decided to apply the straight-line method for the calculation of the depreciation of tangible fixed assets acquired after that date.

As a result of the continuous technological innovation, management revised with effect from 1 January 1996, the estimated useful life of the telecommunications network software from 6 to 3 years. Accordingly, all acquisitions subsequent to 31 December 1995, are depreciated over 3 years applying the straight-line method, and depreciation rates for network software until 31 December 1995, have been revised prospectively, the effect of which was recorded in "Other provisions" (see Note 46).

Within its core activity, **Telecel Vodafone** capitalises cellular phones for replacement at Customer-level while the equipment owned by the Customer is under repair by the manufacturer. Given the electronic equipment obsolescence indexes, together with the fast rate of degradation of equipment supporting this activity, **Telecel Vodafone** requested and obtained from the Tax Administration approval to use a digressive tax relief for those assets, while maintaining their useful life period (5 years).

d) Financial investment

Financial investment held by **Telecel Vodafone** in associated companies are accounted for by the equity method, with the exception of Netsaúde for which the cost method is used.

Values relating to financial investments in other companies are at cost.

e) Financial leasing

Assets acquired under finance lease contracts are accounted for as fixed assets, and the obligations under the finance leases, which correspond to the present value of the lease payments, are recorded as a liability (fixed assets suppliers) (see Note 47).

f) Inventories

Inventories are stated at the lower of cost or net realisable value. The cost is determined using the average cost method.

g) Accrued expenses and income, prepaid expenses and deferred income

Accrued expenses and income include expenses and revenues that are accrued in the current reporting period and which will be paid or received in subsequent reporting periods. Prepaid expenses and deferred income include expenses paid and revenues billed that will be recognised as expenses and income in subsequent reporting periods.

h) Customer contracts

Direct costs of acquiring Customers under a contract to remain with the Company for a specific period of time are deferred and amortised over the period of the contract (see Notes 49 and 55).

i) Provision for doubtful debts

The provision for doubtful debts is stated at the amount considered necessary to cover potential risks in the collection of accounts receivable balances.

j) Promotional program

In 1998, the Company developed a bonus scheme for Customers based on the value of airtime usage from 30 June 1997, in which access points are awarded for various promotions. The Company set up a provision for the related costs to be incurred based on the estimated volume of airtime points usage. Given that the Company has maintained this commercial strategy, the initial estimation, which was reinforced throughout the several accounting periods, is adjusted both as a function of the forecast usage of points by the subscribers and of their estimated useful life.

k) Stock option plan

Liabilities related with the Stock Option Plan for Management Board members and managerial staff (see Notes 46 and 60) are accrued as expenses on a proportional basis, taking into consideration the period of time during which the options to acquire the attributed **Telecel Vodafone** shares are vested. The accrual represents the difference between the market price of the related shares and the exercise price (see Note 23 n).

l) Income taxes

The Company is subject to corporation tax in accordance with Portuguese corporation tax legislation (see Note 53).

Until 31 December 1997, the Company did not account for deferred taxes. However, from 1 January 1998, and in accordance with the International Accounting Standard no. 12 (revised), which was adopted by the Company following implementation of the Portuguese Accounting Directive no. 18 in 1998, deferred taxes are provided for temporary differences arising from the recognition of income and expenses for financial reporting and for income tax purposes in different financial years (see Note 56).

During the period ended on 31 March 2001, and according to the generally accepted accounting principles which are at the core of the Company's financial statements, **Telecel Vodafone** chose to account in an adequately separate manner for deferred taxes (assets and liabilities), under the headings "Accrued Income" and "Accrued Expenses" (see Notes 53 and 55).

m) Pension scheme

In May 1998, **Telecel Vodafone** set up a defined contribution pension scheme covering all employees. The Company's pension cost for the year is the amount effectively contributed into the pension Fund (see Note 61).

n) Own shares

Following internal directives from the Vodafone Group, **Telecel Vodafone** acquired own shares on the stock market during the period ended on 31 March 2001, with a view to owning the full stock of shares committed under different stock option plans (see Notes 23 k, 58 and 60).

This acquisition of own shares fulfils all the legal requirements of applicable corporate legislation (Portuguese Company Code), and accounting was done in compliance with the dichotomy foreseen under the Official Accounting Plan between the face value and premiums and discounts.

NOTE 24

ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

In accordance with Accounting Directive no. 21, related to the accounting effects of the introduction of the euro, **Telecel Vodafone** has converted to escudos all assets and liabilities denominated in a foreign currency at the balance sheet date using the triangulation with the euro conversion rate.

The resulting exchange gains and losses are recorded in the statement of income.

VI - INFORMATION RELATING TO CERTAIN HEADINGS

NOTE 25

INTANGIBLE ASSETS

	31-03-2001	31-03-2000
Start-up costs:		
Start-up expenses	2,491,911	2,276,[illegible]
Tender study	275,682	275,582
Share capital issue costs	292,285	292,285
Network development and set up studies	1,701,135	1,701,135
Other start-up costs (a)	2,708,078	1,789,257
	7,467,201	6,237,942
Accumulated amortisation	(6,088,528)	(5,482,628)
[illegible]	1,398,073	845,154
Research and development costs (b)	6,484,564	5,526,533
Accumulated amortisation	(4,720,948)	(4,081,1[illegible])
[illegible]	1,763,616	1,444,388
Intellectual property and other rights	246,219	235,142
Accumulated amortisation	(7,518)	(4,330)
[illegible]	237,701	230,812
Work in Progress (c)	20,972,878	401,719
[illegible]	24,372,[illegible]	3,012,[illegible]

(a) "Other start-up costs" mainly represent costs of incorporation and of commercial expansion of the Company.
(b) "Research and development costs" mainly include costs incurred with engineering studies related with network planning, and costs related to promotional campaigns for the development of new services and new products in accordance with the Company commercial strategy.
(c) "Work in Progress" includes, for the current period, the cost of the UMTS license granted to Telecel Vodafone to the tune of PTE 20,000,000 thousand. This technology will only be available to Customers from 2002.



NOTE 27

FIXED ASSET MOVEMENTS

Assets	Opening balance 31-03-2000	Additions	Transfers	Disposals	Closing balance 31-03-2001
Intangible assets:					
Start-up costs	6,337,942	155,818	973,041		7,467,801
Research and development costs	5,553,534	989,150	159,124	(238,854)	6,464,884
Intellectual property and other rights	236,142	10,075			245,217
Work-in-progress	401,716	22,508,887	(1,702,124)	(34,882)	20,572,277
[illegible]	12,573,334	[illegible]	[illegible]	[illegible]	[illegible]

Assets	Opening balance 31-03-2000	Additions	Transfers	Disposals	Closing balance 31-03-2001
Fixed assets:					
Land and natural resources	757,582				757,582
Buildings and other constructions	14,886,159	3,560	3,041,832		18,001,346
Plant and equipment	81,868,333	774,810	28,599,864		111,256,907
Transportation equipment	1,980,175	157,330	416,641	(161,767)	1,854,378
Tools and other equipment	3,660,843	515,282	225,113	(287,567)	4,124,451
Administrative equipment	20,109,304	2,715,079	2,504,804	(880,141)	25,248,846
Other tangible fixed assets	11,387				11,387
Construction in progress	12,880,869	35,804,979	(34,847,194)		13,817,759
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Assets	Opening balance 31-03-2000	Additions	Equity	Closing balance 31-03-2001
Financial investments:				
Investments in Group companies		400,984		400,984
Investments in associated companies		169,407	13,871	183,278
Loans to Group companies				
Securities and other financial applications		29,320		29,320
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Amortisations	Opening balance 31-03-2000	Additions	Transfers	Disposals	Closing balance 31-03-2001
Intangible assets:					
Start-up costs	5,402,935	677,020			6,079,955
Research and development costs	4,081,170	815,002	(28,166)	(128,058)	4,739,946
Intellectual property and other rights	4,832	3,185			7,617
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Fixed assets:					
Buildings and other constructions	3,451,675	1,349,179			4,800,854
Plant and equipment (Note 34)	29,578,469	13,614,054	(278,749)		42,914,774
Transportation equipment	830,698	380,654	(10)	(169,423)	1,092,380
Tools and other equipment	2,131,250	889,672	1,648	(201,788)	2,821,782
Administrative equipment	12,559,238	4,072,359	(189)	(130,388)	16,501,020
Other tangible fixed assets	10,118	786			10,904
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]


TELECEL
vodafone

Additional information related to tangible fixed assets:

	31-03-2001	31-03-2000
a) fixed assets in land belonging to third parties		
Network equipment	104,327,497	77,5[illegible],841

NOTE 28
CAPITALISATION OF INTEREST ON FINANCING OF FIXED ASSETS

In the period ended 31 March 2001, as in other comparable periods, Telecel Vodafone did not capitalise interest related to the financing of fixed assets during the construction phase.

NOTE 32
EXPLANATION FOR EXTRAORDINARY PROVISIONS RELATED TO CURRENT ASSETS

The in-house commercial and logistical rationalisation that took place during the period ending 31 March 2001 allowed **Telecel Vodafone** to significantly optimise inventory rotation levels and thus reduce the provisions for their cover. Given this fact, the Company reduced provisions for inventory depreciation, aimed for covering the technological and commercial devaluation of phone and pager inventories (see Note 46), by PTE 445,740 thousand. In the equivalent 12-month period ended 31 March 2000, this provision was increased by PTE 421,749 thousand and in the last 15-month period, ended on 31 March 2000, by PTE 510,166 thousand.

In the 12-month period ended 31 March 2001, the Company destroyed obsolete inventories amounting to PTE 492,394 thousand (01-04-1999 to 31-03-2000 and 01-01-1999 to 31-03-2000: PTE 418,240 thousand).

NOTE 38
SALES AND SERVICES RENDERED BY ACTIVITIES

The net sales and services provided, was as follows:

Activity	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Sales of equipment and accessories	15,768,916	13,872,486	16,718,004
Services provided and others	164,530,698	127,618,121	156,504,723
[illegible]	180,2[illegible]	141,4[illegible],607	173,222,1[illegible]

TELECEL vodafone

NOTE 39
REMUNERATION OF THE MANAGEMENT BOARD

The remuneration of the Company Management Board was as follows:

	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Management Board (see Notes 60 and 61)	293,297	285,322	350,728

NOTE 44
INTEREST AND OTHER SIMILAR FINANCIAL EXPENSES AND INCOME

	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Expenses:			
Interest payable	1,284,787	719,207	821,[illegible]
Losses in Group and associated companies			
Exchange losses	1,287,872	[illegible]	484,717
Discounts granted for prompt payment	42,475	77,429	56,276
Other financial costs	882,172	489,904	821,984
Total	[illegible]	[illegible]	[illegible]
Income:			
Interest receivable	70,042	91,469	117,520
Gains in Group and associated companies	13,871		
Exchange gains	1,023,[illegible]	284,722	291,468
Discounts received for prompt payment	10,897	276,584	551,747
Other financial income	4	2	3
Total	[illegible]	[illegible]	[illegible]

TELECEL
Vodafone

NOTE 45
EXTRAORDINARY RESULTS

	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Expenses:			
Donations	35,147	26,316	30,[illegible]
Bad debts	483,428		
Losses on inventories	525,189	508,539	541,912
Losses on fixed assets	167,531	601,987	603,276
Fines and penalties	3,384	3,768	3,772
Increase in amortisation/provisions		275,085	275,085
Prior year adjustments	78,022	18,201	18,201
Other extraordinary losses	4,784	(254,269)	81,[illegible]
Total	[illegible]	1,160,211	1,[illegible]
Income:			
Debts recovered	8,790		
Gains on fixed assets	54,881	28,858	32,218
Reduction on amortisation/provisions	31,0[illegible]	571,488	1,329,076
Prior year adjustments		12,737	12,737
Income tax adjustment	135,283	72,379	72,379
Deferred taxes			
Other extraordinary income	32		
Total	227,030	[illegible]	1,44[illegible]

NOTE 46
MOVEMENT IN PROVISIONS

	Opening balance 31-03-2000	Increase	Decrease	Transfer	Closing balance 31-03-2001
Provision for doubtful accounts receivable (Note 23)	9,985,903	1,903,727	(341,220)		11,548,410
Other provisions	2,153,984	1,562,216	(530,379)	307,916	3,490,746
Provision for inventories depreciation (Note 21)	1,497,285		(445,748)		1,051,537
Total	13,637,[illegible]	3,466,944	(1,[illegible])	307,916	[illegible]

"Other provisions" include (i) a provision of PTE 2,888 thousand (31-03-2000: PTE 82,843 thousand) to cover the responsibilities related to a stock option plan for the Board of Management members and for the managerial staff of the Company (see Notes 23 k and 60), (ii) a provision of PTE 957,231 thousand (31-03-2000: PTE 735,934 thousand) to cover costs to be incurred with promotional program (see Note 23 j), (iii) a provision of PTE 860,583 thousand (31-03-2000: PTE 432,580 thousand) to cover costs of contingent liabilities in connection with the activation of Customers, as referred in Note 62, and (iv) a provision of PTE 1,180,000 thousand (31-03-2000: PTE 250,000 thousand) to cover the estimated depreciation of the Customer telecommunications billing system.

The change in the provision stated under (i) during the two periods under review results from the change in market value of the shares indexed to a stock option plan for members of the Board of Directors and the Company's managerial staff (see Notes 58 and 60).

TELECEL | vodafone

The movement during the period for the reduction in the amortisation of the telecommunications network software, stated under the heading "Provisions" with an amount of PTE -307,918 thousand (01-04-1999 to 31-03-2000: PTE -457,128 thousand and 01-01-1999 to 31-03-2000: PTE -584,593 thousand) (see Note 23 c), which was transferred from "Other provisions" to "Tangible fixed assets - plant and equipment", is shown in the above table under the heading "Transfer".

The allowance for doubtful accounts receivable is based on the estimated risk related to collection of these accounts at the end of each period.

The amount of PTE -541.220 thousand shown under "Provision for doubtful accounts receivable", "Decrease" in the above table relates to the cancellation of fully provided claims based on the measures for simplification of pending legal cases foreseen under the 2000 State Budget and Decree-Law 114/98, of 4 May.

NOTE 47
FINANCIAL LEASING

On 31 March 2001, assets under financial leasing were as follows:

Heading	Gross value	Cumulated amortisation	Net value
Transport equipment	107,613	13,171	94,442

As indicated in Note 23 e), assets acquired under finance lease contracts are accounted for as fixed assets. To this end, on 31 March 2001 an amount of PTE 98,131 thousand is stated under the heading "Amounts payable to suppliers of fixed assets".

VII - OTHER INFORMATION

NOTE 49
COST OF GOODS SOLD

The cost of goods sold was calculated as follows:

	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Opening inventory	10,209,830	9,909,299	10,073,892
Purchases	34,160,186	33,089,183	39,829,269
Transfers to fixed assets	(604,204)	(460,742)	(167,406)
Inventory adjustments	(13,205,232)	(8,701,597)	(10,068,927)
Closing inventory	(5,770,549)	(10,209,830)	(10,209,830)
	24,784,842	24,089,373	30,526,818

TELECEL Vodafone

Inventory adjustments include offers, internal consumption and the deferred Customers acquisition costs, as follows:

Inventory adjustments	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Offers	498,858	177,865	569,247
Internal consumption	971,405	668,812	834,080
Deferred Customers acquisition costs	11,786,168	7,854,520	8,713,650
	[illegible]	8,701,197	[illegible]

NOTE 50
INVENTORY HELD BY THIRD PARTIES

As at 31 March 2001 the inventory held by third parties amounted to PTE 90,944 thousand (01-04-1999 to 31-03-2000 and 01-01-1999 to 31-03-2000: PTE 90,944 thousand).

NOTE 51
RECEIVABLES AND PAYABLES FROM EMPLOYEES

	31-03-2001	31-03-2000
Receivables	77,780	38,140
Payables	10,220	4,180

NOTE 52
BANK LOANS AND OVERDRAFTS

As at 31 March 2001 and at 31 March 2000, the bank short term loans, in the amount of PTE 10,983,886 thousand (31-03-2000: PTE 6,358,655 thousand) are only related to overdrafts, and bear interest at market rates.

NOTE 53
INCOME TAXES

The Company is subject to corporation tax in accordance with Portuguese corporation tax legislation.

The Company's tax situation is subject to inspection and possible adjustment by the Tax Administration for a period of 5 years for the years prior to 1998, and for a period of 4 years for 1998 and subsequent years (ten years for Social Security taxes), with the exception of tax losses, which can be reviewed for a period of 10 years. The Management Board does not expect any significant adjustments to be made to tax returns arising from the Tax Administration review.

Following the approval of the 2000 State Budget, **Telecel Vodafone** used the current corporation tax rate of 35.2% for the period ended on 31 March 2001. The figure was 37.4% up to 31 December 1999.

The corporation tax (IRC) shown in the accounts as costs in the period ending on 31 March is adjusted by the accounting recognition of deferred taxes incurred during the period through the respective temporary differences.

TELECEL Vodafone

	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Corporation tax payable	10,419,619	9,153,393	11,612,762
Deferred taxes	(403,698)	459,924	460,000
Accounted corporation tax	10,015,921	9,613,317	12,072,762

The headings that resulted in the accounting of deferred taxes stated by the Company as accrued costs and income on 31 March 2001 are as follows:

	31-03-2001				31-03-2000	
	Temporary Differences (Assets)	Temporary Differences (Liabilities)	Deferred Tax (Assets)	Deferred Tax (Liabilities)	Temporary Differences	Deferred Tax
Provisions for doubtful debts	1,455,440		512,315		802,769	282,572
Provisions for sundry risks	1,331,257	91,138	458,095	32,081	1,231,678	433,681
Depreciation	88,270		31,071		396,184	139,458
Accrued expenses	1,264,861		445,231		471,173	165,860
	4,139,828	91,138	1,457,212	32,081	2,901,801	1,021,434

The corporation tax charge for the period ended 31 March 2001 was 38.2% (01-04-1999 to 31-03-2000: 38% and 01-01-1999 to 31-03-2000: 37.3%).

NOTE 54

STATE AND PUBLIC ENTITIES

	31-03-2001		31-03-2000	
	Receivable	Payable	Receivable	Payable
Value added tax (IVA)	348,853	698,839	231,135	1,891,281
Social security contributions		192,116		150,840
Withholding tax (income and corporation tax)		201,203		199,392
Corporation tax (IRC)		1,600,922		4,769,769
Other taxes (Local Authority Tax and Stamp Duty)		15,276		33,073
Total	348,852	2,709,286	231,135	7,074,363

The "Value added tax (IVA)" payable relates to tax payable to the Portuguese State, whereas the IVA receivable relates to tax payments made to foreign entities and recoverable by Telecel Vodafone directly from the foreign tax authorities.

NOTE 55
ACCRUED INCOME / DEFERRED COSTS AND ACCRUED EXPENSES / DEFERRED INCOME

	31-03-2001	31-03-2000
Accrued income:		
Trade receivables to be invoiced	10,435,314	8,461,048
Receivables from suppliers	5,317	22,787
Other accrued income	484,883	37,242
Deferred taxes (see Note 23.1 and deferred costs)	1,437,212	
	12,363,7[illegible]	8,541,07[illegible]
Deferred costs:		
Rent	523,298	348,183
Spectrum fees		675,639
Insurance	13,748	6,219
Interest and additional costs of commercial role and obligations		
Sales and Customer loyalty campaigns	10,758,824	6,479,784
Other deferred costs	1,173,045	864,818
Deferred taxes (see Note 23.1 and accrued expenses and income)		1,027,434
[illegible]	12,[illegible]	[illegible]
Accrued expenses:		
Salaries payable	2,780,325	1,[illegible],410
Financial charges	174,815	82,[illegible]
Interconnection costs	9,791,2[illegible]	[illegible]
Commissions payable	710,[illegible]	608,[illegible]
Lease lines	1,225,882	711,975
Other	1,968,221	1,240,000
Deferred taxes (see Note 23.1 and deferred costs)	82,080	
[illegible]	[illegible]	7,4[illegible]
Deferred income:		
[illegible] services and [illegible]	8,294,[illegible]	8,871,1[illegible]

NOTE 56
SHARE CAPITAL

At 31 December 1998, the **Telecel Vodafone** share capital was represented by 21,500,000 common shares with a nominal value of PTE 1,000 each. The Company, at 6 July 1999, changed the nominal value of these shares to 5 euros each, which resulted an increase in share capital of PTE 51,815 thousand by utilisation of the legal reserve.

At 19 November 1999, **Telecel Vodafone** carried out a share split. For each share held, 10 new shares were issued; consequently, the nominal value of each share changed from 5 euros to 0.50 euros. Thus, the share capital as at 31 March 2001, is represented by 215,000,000 shares with a nominal value of 0.50 euro each.

TELECEL Vodafone

NOTE 57

ENTITIES HOLDING MORE THAN 2% OF THE COMPANY'S CAPITAL STOCK

No changes are known to have occurred in the share structure of the Company from 31 March 2000 to 31 March 2001.

The Company's shareholders were as follows:

	31-03-2001		31-03-2000	
Holding entities	Amount	%	Amount	%
Vodafone Europe B.V.	10,987,719	50.89		
Vodafone AirTouch (Europa) B.V.			10,987,719	50.89
Others	10,584,096	49.11	10,584,096	49.11
Total	[illegible]	[illegible]	[illegible]	[illegible]

On 30 September 2000, Vodafone Europe, B.V. was the only recognised qualified shareholder in the Company, with a 50.89% shareholding. This Company, formerly designated Vodafone AirTouch (Europa), B.V., changed its trading name through a public deed dated of 4 September 2000 (see Note 14).

In accordance with the Company's Articles of Association, as modified by the shareholders at their meeting of 14 November 1996, the Management Board is allowed to increase the share capital up to a maximum amount of PTE 50,000 million in one or more phases, subject to the approval of the General Council.

NOTE 58

CHANGES IN SHAREHOLDERS' EQUITY

	Opening balance 31-03-2000	Increase	Decrease	Closing balance 31-03-2001
Share capital	21,551,815			21,561,815
Own shares				
Nominal value	(4,503)	375	(42,660)	(46,918)
Premium and discounts	(101,278)	10,523	(1,219,500)	(1,310,660)
Legal reserve	2,068,187	1,013,334		3,081,520
Additional payments				
Free Reserves	15,110,801	19,253,342		34,364,143
Other reserves				
Retained earnings		20,266,676	(20,266,676)	
Net income:				
01-01-1999 to 31-03-2000	20,266,676		(20,266,676)	
01-04-2000 to 31-03-2001		18,064,862		18,064,862
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]



By decision of the shareholders at their meeting of 30 June 2000, the distribution of the earnings for the 15 month period ended 31 March 2000 was made as follows: (i) increase of the legal reserve amounting PTE 1,013,334 thousand, (ii) increase of other reserves amounting to PTE 19,253,342 thousand.

In accordance with applicable corporate legislation, legal reserves must be increased by at least 5% of annual net income until that reserve represents 20% of the share capital. This reserve cannot be distributed to the shareholders, but can be used to increase share capital and to absorb future losses.

On 31 March 2001, **Telecel Vodafone** held 467.019 of its own shares, with an acquisition cost of PTE 1,357,371 thousand. During the period ended 31 March 2000, it held 4,492 own shares, with an acquisition cost of PTE 105,779 thousand (see Note 23 n).

NOTE 59
TRANSACTIONS WITH SHAREHOLDERS AND AFFILIATES

Significant transactions with **Telecel Vodafone**'s major shareholder's affiliates are as follows:

	Transactions value from 01-04-2000 to 31-03-2001		Transactions value from 01-04-1999 to 31-03-2000		Balance at 31-03-2001	Balance at 31-03-2000
Company	Income	Cost	Income	Cost	Payable	Receivable
Vodafone Group Plc and associated undertakings	1,753,082	2,346,348	1,375,080	1,886,247	238,494	34,880
Celfocus		140,400			40,800	
Netsaude (a)					112,270	

a) The amount payable to Netsaude corresponds to the capital share subscribed but as yet unpaid (see Note 18).

Furthermore, at 31 March 2001 the Company has a loan granted by Vodafone International Holdings, Ltd, amounting to 240 million euros, which is recorded as a liability under the heading "Other shareholders" to the amount of PTE 48,115,680 thousand (31-03-2000: PTE 21,050,610 thousand). This loan is made up of two credit lines, the first totalling 100 million euros and the second 150 million euros, of which 140 million euros were committed on 31 March 2001. The repayment period is the same for the two lines, 6 months, with deferred interest during the contract period at the Euribor rate plus 0.6% in the first case and at the Libor rate for euro contracts plus 0.325% in the second. Interest incurred during the period amounted to PTE 1,170,500 thousand ((01-04-1999 to 31-03-2000 and 01-01-1999 to 31-03-2000: PTE 591,000 thousand)).

NOTE 60
STOCK OPTION PLAN

The stock option plans in place for the current members of the Board of Directors and for the Company's managerial staff, made up of **Telecel Vodafone** shares, can be summarised as follows:

Date of approval	Stock options granted	Unit price (Pte)	Stock options cancelled	Stock options taken	Stock option not yet taken
Jun-97	760,000	795		730,000	0
Dec-98	96,000	3,502	26,334	28,332	41,234
Jun-99	282,580	2,485	4,667	4,833	273,000
Sep-99	84,050	2,280		0	84,050
May-00	5,000	3,448		0	5,000
Sep-00 (a)	508,555	3,087		0	508,555
Dec-00 (b)	23,250	2,485		0	23,250
Total	1,749,335		[illegible]	[illegible]	[illegible]

TELECEL Vodafone

Maturity of each of the stock option plans vested on 31 March 2001 is summarised in the following table:

Exercise date	Jan-97	Dec-98	Jun-99	Sep-99	May-00	Sep-00 (a)	Dec-00 (a)	Total
1998	250,000							250,000
1999	250,000							250,000
2000	250,000	26,334	94,167	98,016				[illegible]
2001		20,886	[illegible]	28,017	1,[illegible]	127,739	8,507	376,127
2002		20,666	91,835	28,017	1,987	127,139	5,807	370,189
2003					1,987	127,190	5,[illegible]	134,814
2004						127,139	5,[illegible]	132,947
Total	750,000	67,886	277,[illegible]	[illegible]	5,[illegible]	[illegible]	[illegible]	[illegible]

(a) [illegible]

The right to exercise the stock options in each of the plans ends 7 years after granting.

During the period ended 31 March 2001, the beneficiaries of the stock option plans exercised their option for 8,583 shares of **Telecel Vodafone**, which resulted in a net liability under the heading "Payroll expenses" of approximately PTE 809 thousand, deducted from the provision from previous periods (see Note 46).

In the period under review, **Telecel Vodafone** reduced the provision for costs to be incurred with the above mentioned stock option plans by PTE 79,975 thousand.

NOTE 61
COMPLEMENTARY PENSION SCHEME

During its December 1997 meeting, the Company's General Council approved a complementary pension scheme (defined contribution) covering all employees, including Board members. On 1 May 1998, **Telecel Vodafone** set up the aforementioned scheme, funded by both the Company and its employees' contributions, which covers all permanent employees with more than 6 months' service. The Pension fund is managed by an independent fund management Company.

In accordance with the terms of the Plan, the Company is committed to make contributions equivalent to between 1% and 5.75% of the annual salary of each employee, depending on both the percentage of the employee's own contribution and age.

In the period ended 31 March 2001, the contribution made by the Company amounted to PTE 178,052 million ((01-04-1999 to 31-03-2000: PTE 193,276 million and 01-01-1999 to 31-03-2000: PTE 215,725 million) and it was accounted for as a payroll cost.

Employee contributions are vested benefits upon payment. If an employee decides to leave the Company, contributions made by the Company also become vested benefits; however, the percentage of the Company's contribution that becomes vested benefits depends on the employee's time of service, as follows:



Employee's time of service	>1<3 years	>3<5 years	>5<8 years	>8<10 years	>10 years
% of vested benefit	10	20	30	50	100

NOTE 82
CONTINGENCIES

Activation of Customers

The procedures adopted by the Company in connection with the activation of a significant portion of its Customers can give rise to liabilities which, depending on legal interpretation, can be estimated to be between PTE 4,250,000 thousand and PTE 5,850,000 thousand as at 31 March 2001 (31-03-2000: PTE 2,850,000 thousand and PTE 3,700,000 thousand).

Management believes that based on legal advice received, no provision should be made in the financial statements for these contingencies.

NOTE 83
STATEMENT OF INCOME BY FUNCTIONS

a) Reconciliation of the extraordinary income in the statement of income by nature with the statement of income by functions

The statement of income by functions was prepared in accordance with the Accounting Directive no. 20. The concept of extraordinary income in this statement is different from that of Official Portuguese Chart of Accounts (POC) to that of the statement of income by nature. Consequently, extraordinary income recorded in the statement of income by nature (see Note 48) has been reclassified to other operational income and to other operational costs, amounting PTE 237,033 thousand and PTE 1,298,264 thousand (31-03-2000 (12 months): PTE 685,437 thousand and PTE 1,100,211 thousand and (15 months): PTE 1,446,413 thousand and PTE 1,453,251 thousand), respectively.

The reclassification effect is as follows:

	Statement of income 01-04-2000 to 31-03-2001			Statement of income 01-04-1999 to 31-03-2000			Statement of income 01-01-1999 to 31-03-2000		
	By nature	Reclassifications	By function	By nature	Reclassifications	By function	By nature	Reclassifications	By function
Operating income	29,640,773	(1,061,230)	28,579,543	27,100,949	(414,774)	26,686,175	33,900,034	(6,898)	33,893,136
Financial cost	(2,499,150)		(2,499,150)	(1,368,137)		(1,368,137)	(1,553,759)		(1,553,759)
Current income	27,141,618	(1,061,230)	26,080,383	25,732,812	(414,774)	25,318,038	32,346,275	(6,898)	32,339,377
Extraordinary income	(1,061,230)	1,061,230		(414,774)	414,774		6,898	6,898	
Net income	16,084,562		16,084,562	15,704,720		15,704,720	20,286,876		20,286,876

b) Cost of sales and services

	01-04-2000 to 31-03-2001				
	Goods	Services	Total	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Opening inventory	10,209,830		10,209,830	9,808,265	10,973,682
Production and purchases entries	34,160,186	36,282,839	70,443,025	50,662,061	88,718,523
Inventory adjustment	(904,238)		(904,238)	(450,782)	(10,086,827)
Transfers to fixed assets	(13,208,252)		(16,808,252)	8,701,597	(107,404)
Closing inventory	(5,770,646)		(5,770,646)	(10,209,830)	(10,209,830)
Cost of sales and of services provided	24,788,882	36,282,859	61,071,741	60,209,150	89,318,063

NOTE 64
SUBSEQUENT EVENTS

On 16 April 2001, the **Telecel Vodafone** Foundation for the Development of the Information Society was created. This institution, with an initial grant of PTE 1,000,000 thousand, is the result of commitments undertaken by **Telecel Vodafone** at the time it obtained its UMTS license.

The new Foundation will aim to promote scientific and technological research contributing to development of the Information Society, to promote training and professional qualification in the telecommunications and IT sectors, to develop special social integration projects, to promote development of content and initiatives benefiting the Portuguese language and culture on the Internet, and to support the development of Portuguese companies in the computer and telecommunications sectors.

In order to minimise the impact of the compulsory adoption of the euro as internal currency as of 2002, **Telecel Vodafone** changed its software systems from Portuguese escudos to euros in April 2001. Taking into account the complexity of **Telecel Vodafone's** billing systems, adoption of the euro as the monetary unit for billing is only forecast for the third quarter of 2001.

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

TELECEL
vodafone

02
NOTES ON THE STATEMENT OF CASH FLOWS FOR THE FINANCIAL YEAR ENDED 31 MARCH 2001

(Amounts expressed in thousands of Portuguese Escudos)

(Amounts expressed in thousands of Portuguese Escudos)	31-03-2001	31-03-2000
Cash in hand	16,302	7,389
Cash at banks	362,531	202,861
	378,833	210,250

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

The Portuguese Securities Market Commission, in compliance with that stipulated in no. 3 of article 250 of the Securities Code, excused the publication of individual financial statements.

The financial documents that Telecel Vodafone was excused to publish, together with the remaining ones, are available for consultation in the Company's headquarters as established in the Securities Code.

TELECEL vodafone

Annex D

05
REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of
Telecel – Comunicações Pessoais, S.A.

1. We have audited the accompanying consolidated balance sheet of Telecel – Comunicações Pessoais, S.A. as of March 31, 2001, and the related consolidated statements of income (by nature and by functions) and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with generally accepted auditing standards in Portugal. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

3. In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Telecel – Comunicações Pessoais, S.A. as of March 31, 2001 and the consolidated results of its operations and its consolidated cash flows for the year than ended, in conformity with generally accepted accounting principles in Portugal.

4. As mentioned in Note 14. of the consolidated financial statements, Telecel – Comunicações Pessoais, S.A. has changed for statutory and tax reporting purposes its accounting period. Such change was effective since 1 April 2000. Therefore, the Company has opted to present income statements (by nature and by functions) for the following periods: (i) 1 April 2000 to 31 March 2001; (ii) 1 April 1999 to 31 March 2000 (unaudited); (iii) 1 January 1999 to 31 March 2000. The financial statements for the fifteen month period comprised between 1 January 1999 and 31 March 2000 were audited by another firm who issued their report on 16 May 2000.

DELOITTE & TOUCHE
July 3, 2001



TELECEL
vodafone

(Amounts expressed in Portuguese Escudos)

ASSETS	Note	31-03-2001 Gross Assets	31-03-2001 Depreciation and provisions	31-03-2001 Net Assets	31-03-2000 Net Assets
FIXED ASSETS					
Intangible assets					
Installation expenses		7,457,901,286	6,069,827,824	1,388,073,552	645,135,876
Research and development expenses		5,484,563,711	4,720,947,775	1,763,615,936	1,534,264,619
Industrial property and other rights		245,217,227	7,516,599	237,700,628	230,810,108
Work in progress		20,972,877,458		20,972,877,458	401,716,466
	26,27	35,170,559,750	10,798,292,196	24,572,267,554	3,612,025,056
Fixed assets					
Land and natural resources		757,882,121		757,882,121	757,882,121
Buildings and other constructions		18,001,345,046	4,800,853,886	13,200,491,160	11,804,457,786
Machinery and equipment		111,356,906,686	42,914,774,004	68,442,132,682	52,076,984,002
Transportation equipment		1,854,379,135	1,062,350,020	892,029,115	729,276,116
Tools and other equipment		4,124,450,990	2,621,731,995	1,502,718,995	1,549,352,269
Office equipment		25,240,046,886	18,501,022,858	8,748,020,028	7,550,083,850
Other fixed assets		11,388,600	10,905,812	482,788	1,287,221
Work in progress		13,817,783,075		13,817,783,075	12,689,609,609
	27	175,278,659,451	67,811,636,867	107,381,022,584	86,857,984,385
Financial investments					
Investment in group companies		400,984,000		400,984,000	
Loans to group companies					
Capital shares in associated companies		183,277,886		183,277,886	
Securities and other financial applications		29,320,403		29,320,403	
	27	613,582,379		613,582,379	
CURRENT ASSETS					
Stocks					
Merchandise	52,45,59	5,770,410,285	1,051,656,545	4,718,753,740	6,712,453,929
Advances for purchases					
		5,770,410,285	1,051,656,545	4,718,753,740	6,712,453,929
Short term receivables					
Trade debtors		24,838,868,556		24,838,868,556	14,172,453,452
Doubtful trade debtors	46	11,444,994,053	11,348,410,716	96,583,337	
Advances to Customers					
Advances to trade creditors		1,158,767,082		1,158,767,082	1,507,083,882
Advances to fixed assets suppliers		15,447,711		15,447,711	16,747,711
State and public entities	54	349,851,795		349,851,795	231,134,641
Other debtors		252,567,304		252,567,304	268,132,429
		38,159,596,480	11,348,410,718	26,810,185,764	16,195,843,025
Bank deposits and cash in hand					
Cash at banks		362,531,058		362,531,058	202,980,716
Cash in hand		16,302,041		16,302,041	7,358,887
		378,833,079		378,833,079	210,339,383
Accruals and deferrals					
Accrued income	55	12,353,705,879		12,353,705,879	6,541,076,405
Deferred costs	55	12,566,713,428		12,566,713,428	9,394,087,346
		24,920,419,307		24,920,419,307	15,935,163,751
Total depreciation			78,709,926,783		
Total provisions			12,400,087,251		
Total assets		280,285,540,741	91,109,996,014	189,175,544,727	150,302,478,516

* The accompanying notes on the financial statements are an integral part of these financial statements

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

TELECEL Vodafone

(Amounts expressed in Portuguese Escudos)

SHAREHOLDERS' EQUITY AND LIABILITIES

	Note	31-03-2001	31-03-2000
SHAREHOLDERS' EQUITY			
Share Capital	56, 57, 58	21,551,815,000	21,551,815,000
Own Shares			
Nominal value	58	(45,814,556)	(4,502,825)
Share premium	58	(1,310,598,427)	(101,275,782)
Supplementary contributions			
Reserves			
Legal reserve	59	3,081,530,339	2,088,196,588
Statutory reserves			
Contractual reserves	58	34,388,142,548	16,110,800,718
Special reserves			
Retained earnings	58	18,084,581,900	50,208,875,851
Net income			
Anticipated dividends			
Total shareholders' equity		73,704,878,808	88,881,709,877
LIABILITIES			
PROVISIONS FOR RISKS AND CHARGES			
Provision for pension	46	3,430,745,317	2,165,863,704
Other provisions for risks and charges		3,430,745,317	2,165,863,704
LIABILITIES – MEDIUM AND LONG TERM			
Debentures			
Convertible			
Non convertible			
LIABILITIES – SHORT TERM			
Debentures			
Convertible			
Non convertible			
Bank loans	52	10,890,886,371	8,208,855,857
Advances on sales		8,809,029,818	9,081,468,825
Trade creditors		9,370,742,097	7,588,052,870
Trade creditors - invoices pending approval			
Trade bills payable	53	48,115,680,000	21,080,608,388
Other shareholders		8,371,497,838	5,310,457,835
Fixed assets suppliers	54	2,729,254,362	7,074,384,898
State and public entities		1,378,270,376	558,415,445
Other creditors			
		99,765,381,348	58,918,072,882
ACCRUALS AND DEFERRALS			
Accrued costs	55	13,989,931,233	7,424,544,441
Deferred income	55	5,264,888,126	5,575,189,052
		21,254,888,859	12,888,718,493
Total liabilities		115,470,888,334	72,071,768,139
Total shareholders' equity and liabilities		189,173,344,727	130,303,478,816

* The accompanying notes on the financial statements are an integral part of these financial statements.

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

TELECEL Vodafone

(Amounts expressed in Euros)

ASSETS	31-03-2001 Gross Assets	31-03-2001 Depreciation and provisions	31-03-2001 Net Assets	31-03-2000 Net Assets
FIXED ASSETS				
Intangible assets				
Installation expenses	37,249,735	30,278,174	6,973,561	4,215,510
Research and development expenses	32,344,887	23,647,988	8,700,879	7,853,379
Industrial property and other rights	1,223,138	37,493	1,185,648	1,151,276
Work in progress	104,612,272		104,612,272	2,003,783
	175,430,012	53,961,654	121,388,358	15,923,918
Fixed assets				
Land and natural resources	3,779,203		3,779,203	3,779,203
Buildings and other constructions	88,790,301	23,940,358	65,845,772	57,383,894
Machinery and equipment	555,446,009	214,087,990	341,357,919	256,753,316
Transportation equipment	9,748,402	5,298,980	4,449,422	3,807,614
Tools and other equipment	20,672,675	13,077,144	7,495,531	7,728,330
Office equipment	125,941,710	82,306,793	43,634,955	37,659,570
Other fixed assets	56,796	54,388	2,408	6,321
Work in progress	58,922,811		58,922,811	53,197,698
	874,257,938	338,741,916	535,516,021	435,148,640
Financial investments				
Investment in group companies	2,000,000		2,000,000	
Loans to group companies				
Capital shares in associated companies	914,186		914,186	
Securities and other financial applications	146,250		146,250	
	3,060,436		3,060,436	
CURRENT ASSETS				
Stocks				
Merchandise	28,782,885	5,245,841	23,537,044	43,457,137
Advances for purchases				
	28,782,885	5,245,841	23,537,044	43,457,137
Short term receivables				
Trade debtors	124,394,552		124,394,552	70,881,960
Doubtful trade debtors	57,087,390	56,605,634	481,756	
Advances to Customers				
Advances to trade creditors	5,779,908		5,779,908	7,517,208
Advances to fixed assets suppliers	87,077		87,077	83,637
State and public entities	1,745,552		1,745,552	1,152,894
Other debtors	1,259,800		1,259,800	1,337,439
	190,334,277	56,605,634	133,728,640	80,753,229
Bank deposits and cash in hand				
Cash at banks	1,808,297		1,808,297	1,012,364
Cash in hand	81,314		81,314	36,755
	1,889,611		1,889,611	1,049,119
Accruals and deferrals				
Accrued income	61,620,025		61,620,025	32,626,782
Deferred costs	62,682,502		62,682,502	46,857,610
	124,302,527		124,302,527	79,484,392
Total depreciation		392,603,458		
Total provisions		61,851,276		
Total assets	1,408,057,965	454,454,744	943,602,541	632,948,798

* The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter N.S. Notes on the financial information presented in Euros)

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD


TELECEL
vodafone

(Amounts expressed in Euros)

SHAREHOLDERS' EQUITY AND LIABILITIES

	31-03-2001	31-03-2000
SHAREHOLDERS' EQUITY		
Share Capital	107,500,000	107,500,000
Own Shares		
Nominal value	(229,811)	(22,480)
Share premium	(8,537,026)	(305,161)
Supplementary contributions		
Reserves		
Legal reserve	15,370,809	10,319,121
Statutory reserve		
Contractual reserves		
Special reserves	171,407,821	75,372,357
Retained earnings		
Net income	80,129,897	101,088,752
Anticipated dividends		
Total shareholders' equity	367,837,[illegible]	29[illegible],760,[illegible]
LIABILITIES		
PROVISIONS FOR RISKS AND CHARGES		
Provision for pension		
Other provisions for risks and charges	17,112,486	10,744,025
[illegible]	17,112,486	10,744,025
LIABILITIES - MEDIUM AND LONG TERM		
Debentures		
Convertible		
Non convertible		
LIABILITIES - SHORT TERM		
Debentures		
Convertible		
Non convertible		
Bank loans	64,767,384	31,716,840
Advances on sales		
Trade creditors	49,078,874	48,198,504
Trade creditors - invoices pending approval	46,741,086	38,781,743
Trade bills payable		
Other shareholders	240,000,000	105,000,000
Fixed assets suppliers	41,758,565	26,480,451
State and public entities	13,613,483	35,288,859
Other creditors	6,559,820	3,453,730
[illegible]	[illegible]	[illegible]
ACCRUALS AND DEFERRALS		
Accrued costs	78,757,441	37,033,479
Deferred income	26,289,854	27,808,540
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
Total shareholders' equity and liabilities	[illegible]	[illegible]

* The financial information presented in Euros is based on the fixed conversion rate of PTE 200,482 to EUR 1 (see chapter N.B. Notes on the financial information presented in Euros)

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

TELECEL Vodafone

02
STATEMENT BY NATURE OF COSTS AND INCOME FOR THE FINANCIAL YEAR ENDED 31 MARCH 2001

(Amounts expressed in Portuguese Escudos)

EXPENSES	Note	01-04-2000 to 31-03-2001		01-04-1999 to 31-03-2000*		01-01-1999 to 31-03-2000	
Cost of goods sold	49	24,798,882,077		24,658,271,331		30,829,818,847	
Supplies and services		78,991,294,775	103,780,176,852	52,800,849,280	77,387,120,601	94,218,322,045	94,747,140,892
Employee costs							
Salaries and wages	39	8,480,817,868		6,782,468,078		8,388,208,043	
Social charges and other	85	3,424,594,650	11,905,422,808	3,833,242,888	10,615,810,966	4,988,825,454	13,237,034,496
Depreciation and amortisation	27	21,516,213,045		17,960,073,116		21,289,387,829	
Provisions	46	2,428,831,193	23,942,044,238	1,581,802,779	19,541,875,895	2,204,031,388	23,493,418,883
Taxes		3,749,301,927		2,794,254,762		3,380,811,479	
Other operating costs		7,743,499,250	11,492,801,177	4,176,048,806	6,980,313,568	4,635,978,213	8,016,487,697
(A)			151,120,444,908		114,495,821,130		[illegible]
Losses in group and associated companies							
Amortisation and provisions of financial applications and investments							
Interest payable and other financial expenses	44	3,817,116,824	3,817,116,824	2,020,895,947	2,020,895,947	2,314,483,009	2,314,483,009
(C)			154,937,560,827		116,505,116,077		[illegible]
Extraordinary charges	45	1,298,263,130	1,298,263,130	1,100,211,482	1,100,211,482	1,453,280,771	1,453,280,771
(E)			156,235,823,957		117,605,389,559		[illegible]
Income tax	53	10,015,821,152	10,015,821,152	9,613,317,171	9,613,317,171	12,072,762,272	12,072,762,272
(G)			166,251,645,109		127,218,644,730		155,394,577,812
Net income			16,084,581,900		15,704,719,771		20,266,676,961
			182,116,307,009		142,924,[illegible],501		176,661,255,853

INCOME	Note	01-04-2000 to 31-03-2001		01-04-1999 to 31-03-2000*		01-01-1999 to 31-03-2000	
Sales	36		15,758,918,041		13,872,488,066		16,719,098,534
Services rendered	36		164,500,687,466		127,616,120,769		156,504,123,275
Capitalisation of own costs							
Subsidies							
Supplementary income and other operating income			503,604,537		97,560,571		171,958,618
(B)			180,763,[illegible]		141,586,170,406		173,394,116,422
Gains in group and associated companies	44	13,570,795					
Interest received on bonds and investment securities	44	70,324,854		91,517,530		117,519,795	
Other financial income	44	1,033,760,314	1,117,655,984	561,241,823	652,759,353	643,205,045	760,724,840
(D)			181,878,174,067		142,238,929,759		174,154,840,[illegible]
Extraordinary income	45		237,032,982		685,438,742		1,446,613,301
(F)			182,116,207,009		142,924,368,501		[illegible]
Operating income			29,640,773,180		27,100,949,279		[illegible]
Financial costs, net			(2,499,159,890)		(1,369,137,594)		(1,550,758,[illegible])
Current income			27,141,613,290		25,732,[illegible]		32,348,875,[illegible]
Income before income tax			26,080,383,052		25,318,036,942		32,339,437,825
Net income			16,084,881,900		15,704,718,771		20,266,675,691

* Unaudited

• The accompanying notes on the financial statements are an integral part of these Financial Statements

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD


TELECEL
vodafone

(Amounts expressed in Euros)

EXPENSES	01-04-2000 to 31-03-2001		01-04-1999 to 31-03-2000*		01-01-1999 to 31-03-2000	
Cost of goods sold	123,848,423		122,386,406		152,277,108	
Supplies and services	394,006,817	517,855,340	263,519,165	385,905,571	320,319,640	472,596,748
Employee costs						
Salaries and wages	42,502,192		33,931,508		41,740,451	
Social charges and other	17,081,806	59,583,998	19,120,138	52,851,941	24,285,599	66,026,050
Depreciation and amortisation	107,317,430		88,088,079		106,191,017	
Provisions	12,104,983	119,422,413	9,386,389	97,474,468	10,983,682	17,164,079
Taxes	16,701,438		13,887,854		18,881,880	
Other operating costs	38,624,411	57,325,861	20,830,044	34,717,898	25,124,182	39,985,072
[illegible]		753,785,881		571,049,875		865,759,646
Losses of group and associated companies						
Amortisation and provisions of financial applications and investments						
Interest payable and other financial expenses	18,042,098	18,042,098	10,080,181	10,080,181	11,844,583	11,844,583
[illegible]		771,827,989		581,130,057		767,598,139
Extraordinary charges	6,475,709	6,475,709	3,487,832	3,487,832	7,248,784	7,248,784
[illegible]		778,303,698		584,617,889		[illegible]
Income tax	49,858,705	49,858,705	47,951,024	47,951,024	60,218,884	60,218,884
[illegible]		828,162,114		684,568,965		774,805,808
Net income		80,129,697		78,334,812		101,089,782
[illegible]		908,291,811		712,905,736		875,895,390

INCOME	01-04-2000 to 31-03-2001		01-04-1999 to 31-03-2000*		01-01-1999 to 31-03-2000	
Sales		79,695,186		69,185,669		83,389,200
Services rendered		820,326,020		638,841,527		780,539,276
Capitalisation of own costs						
Subsidies						
Supplementary income and other operating income		2,611,969		199,645		557,725
(B)		901,633,154		709,226,841		[illegible]
Gains in group and associated companies	69,167					
Interest receivable on bonds and investment securities	350,778		458,488		586,186	
Other financial income	5,166,375	5,576,341	2,798,462	3,256,950	3,208,293	3,794,480
[illegible]		907,209,495		709,484,780		868,680,681
Extraordinary income		1,182,316		3,418,944		7,214,679
[illegible]		908,391,811		712,903,726		875,595,390
Operating income		147,847,268		135,178,966		169,092,855
Financial costs, net		(12,465,757)		(6,824,242)		(7,758,114)
Current income		135,381,766		128,354,724		161,342,641
Income before income tax		130,088,402		126,285,836		161,308,436
Net income		80,129,697		78,334,812		101,089,782

* Unaudited

* The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter NS. Notes on the financial information presented in Euros).

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

TELECEL vodafone

03
STATEMENT OF INCOME BY FUNCTIONS FOR THE FINANCIAL YEAR ENDED 31 MARCH 2001

(Amounts expressed in Portuguese Escudos)

	Note	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000*	01-01-1998 to 31-03-2000
Sales and services rendered	36	180,257,813,525	141,488,[illegible]	173,222,186,809
Cost of sales and of services rendered	62	61,071,741,327	50,209,149,859	89,316,053,436
Gross Profit		119,185,872,199	91,278,488,876	83,906,102,373
Other operational income		740,637,519	316,172,420	467,[illegible],900
Distribution costs		68,[illegible]	45,077,[illegible]	25,779,189,780
Administrative costs		22,559,858,880	18,731,848,738	28,349,022,560
Other operational costs		1,827,082,750	1,100,211,488	1,453,250,771
Operating income	63	28,579,543,012	26,686,174,538	33,[illegible],195,182
Net financial costs				
Profit/(loss) in subsidiary				
Profit/(loss) in other investments		(2,499,160,950)	(1,358,137,394)	(1,553,758,289)
Current income	63	26,080,383,062	25,318,036,942	32,339,437,[illegible]
Income tax before extraordinary items		10,015,821,152	9,613,317,171	12,072,762,272
Current income after income tax		16,064,561,900	15,704,719,771	20,266,675,651
Extraordinary income	63			
Extraordinary income tax				
Net income	63	16,064,561,900	15,704,719,771	20,266,675,651
Earnings per share		75	73	9[illegible]

* Unaudited
- The accompanying notes on the financial statements are an integral part of these Financial Statements

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

TELECEL
vodafone

(Amounts expressed in Euros)

	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Sales and services rendered	899,121,189	705,743,186	864,029,475
Cost of sales and of services rendered	304,624,561	250,442,164	445,908,[illegible]
Gross Profit	594,496,824	455,300,012	418,[illegible],879
Other operational income	3,694,284	1,577,081	2,830,857
Distribution costs	334,011,297	224,846,094	128,581,088
Administrative costs	112,482,111	99,438,070	116,484,334
Other operational costs	9,113,351	6,487,582	7,248,784
Operating income	142,584,160	133,110,077	[illegible]
Net financial costs			
Profit/(loss) in subsidiary	(12,485,787)	(6,824,242)	(7,750,114)
Profit/(loss) in other investments			
Current income	130,098,402	126,285,898	[illegible]
Income tax before extraordinary items	49,969,705	47,951,034	60,219,884
Current income after income tax	80,128,697	78,334,[illegible]	101,[illegible],782
Extraordinary income			
Extraordinary income tax			
Net income	80,128,697	78,334,[illegible]	101,[illegible]
Earnings per share	0.37	0.36	0.47

* Unaudited

* The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter N.5. Notes on the financial information presented in Euros).

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

TELECEL Vodafone

04
STATEMENT OF CASH FLOWS FOR THE FINANCIAL YEAR ENDED 31 MARCH 2001

(Amounts expressed in thousands of Portuguese Escudos)

	01-04-2000 to 31-03-2001	01-01-1999 to 31-03-2000
OPERATING ACTIVITIES		
Received from Customers	153,133,406	172,058,848
Payments to suppliers	(93,806,856)	(92,934,809)
Payments to employees	(11,618,507)	(12,552,282)
Payments related to income taxes	(13,483,223)	(11,088,848)
Other receipts/(payments) related to operating activities, net	(12,163,852)	(5,613,584)
Receipts related with extraordinary items	583	13,825
Payments related with extraordinary items	(122,318)	(52,058)
Cash Flows from operating activities (1)	28,730,431	49,548,038
INVESTMENT ACTIVITIES		
Cash receipts from:		
Financial investments		
Tangible fixed assets	187,100	55,200
Intangible assets		
Investment Subsidies		
Interest and other income	1,104,085	760,726
	1,291,185	815,926
Payments related to:		
Financial investments	(487,421)	
Tangible and intangible fixed assets	(60,288,564)	(47,750,288)
Other investments	(1,251,592)	
	(62,028,577)	(47,750,288)
Cash Flows from investing activities (2)	(60,747,392)	(46,934,478)
FINANCING ACTIVITIES		
Cash receipts from:		
Loans obtained	31,690,301	9,372,953
Increases in share capital		
Increases in additional paid-in capital		
Other financing activities		
Subsidies		
	31,690,201	9,372,953
Payments related to:		
Loans obtained		
Interest and related expenses	(3,504,837)	(2,246,778)
Dividends		(9,678,000)
	(3,504,837)	(11,924,778)
Cash Flows from financing activities (3)	28,185,464	[illegible]
Variation of cash and equivalents (4) = (1) + (2) + (3)	168,503	81,754
Effect of exchange differences		
Cash and cash equivalents at the beginning of the period	210,330	128,594
Cash and cash equivalents at the end of the period	378,833	210,330

* The accompanying notes on the financial statements are an integral part of these Financial Statements.

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

TELECEL Vodafone

(Amounts expressed in thousands of Euros)

	01-04-2000 to 31-03-2001	01-01-1999 to 31-03-2000
OPERATING ACTIVITIES		
Received from Customers	813,706	858,215
Payments to suppliers	(468,904)	(482,886)
Payments to employees	(34,860)	(62,816)
Payments related to income taxes	(67,304)	(56,211)
Other receipts/(payments) related to operating activities, net	(50,672)	(29,407)
Receipts related with extraordinary items	5	69
Payments related with extraordinary items	(810)	(280)
Cash Flows from operating activities (1)	183,289	207,146
INVESTMENT ACTIVITIES		
Cash receipts from:		
Financial investments	9	5
Tangible fixed assets		
Intangible assets		
Investment Subsidies	5,807	3,794
Interest and other income	6,440	4,070
Payments related to:		
Financial investments	(2,431)	
Tangible and intangible fixed assets	(300,773)	(228,078)
Other investments	(6,243)	
	(309,447)	(228,078)
Cash Flows from investing activities (2)	(303,897)	(234,088)
FINANCING ACTIVITIES		
Cash receipts from:	159,071	48,752
Loans obtained		
Increases in share capital		
Increases in additional paid-in capital		
Other financing activities		
Subsidies	159,071	48,752
Payments related to:		
Loans obtained	(17,482)	(11,220)
Interest and related expenses		(43,258)
Dividends	(17,482)	(59,480)
Cash Flows from financing activities (3)	140,589	(12,738)
Variation of cash and equivalents (4) = (1) + (2) + (3)	841	409
Effect of exchange differences		
Cash and cash equivalents at the beginning of the period	1,049	841
Cash and cash equivalents at the end of the period	1,890	1,049

The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV). Notes on the financial information presented in Euros)

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD


TELECEL
vodafone

05
NOTES ON THE FINANCIAL INFORMATION PRESENTED IN EUROS

The financial information presented in euros in this report complies with the Accounting Directive no. 21 with regard to accounting of effects of introducing the euro, approved on 29 October 1997 by the Accounting Standardisation Commission, and the Recommendations from the Portuguese Securities Market Commission concerning Financial Information Disclosed by Issuing Entities.

For accounting purposes the base currency of **Telecel Vodafone** is the escudo. The financial information presented in euros in the text and the financial statements with regard to 2001 and previous years is provided only for the convenience of readers and is based on the fixed conversion rate of PTE 200.482 to EUR 1. The values in euros result directly from the application, line by line, of the aforementioned rate and the rounding rules in force. There may be small differences between the sums of the parts and converted totals or between ratios calculated before or after the conversion of the respective factors.

The replacement of historical values in escudos with euros must be interpreted as information disclosed only of an indicative nature and not as representing, or able to represent, the values in euros on the dates referred to.

06
ALTERATION TO THE FINANCIAL AND REPORTING YEAR

In accordance with current legislation and after duly obtaining legal approval, **Telecel Vodafone** altered its financial and reporting year to the period running from 1 April to 31 March in order to coincide with the financial year and reporting policies of its major Shareholder, Vodafone.

Owing to this alteration, the year 1999 exceptionally included five quarters as the year of transition, running from 1 January 1999 to 31 March 2000. Therefore it is important to note that, unless otherwise stated, all references to the year 1999 made throughout this Report and Accounts cover the period from 1 January 1999 to 31 March 2000 and not the usual calendar year.

The year 2000 is the first year that the Company has adopted the new financial period. Therefore this Report and Accounts concerns **Telecel Vodafone's** activity in the twelve months ended 31 March 2001.

01
NOTES ON THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 MARCH 2001

(Amounts expressed in thousands of Portuguese Escudos)

INTRODUCTION

TELECEL - Comunicações Pessoais, S.A. ("**Telecel Vodafone**" or the "Company") was founded on 15 May 1991, and provides principally mobile telecommunication services under a 15 year license granted on 18 October 1991, by the Portuguese Government through the Portuguese Institute of Communications (ICP). The business activity of the Company is subject to the terms of this license.

On December 1998, Telechamada - Chamada de Pessoas, S.A. was merged into TELECEL - Comunicações Pessoais, S.A., the effective merger date being retrospectively applied to 1 January 1998. All assets and liabilities of the acquired entity were transferred to **Telecel Vodafone** based on the related book value as at 31 December 1997.

As a result of the merger, **Telecel Vodafone** began providing paging services that were previously provided by the acquired subsidiary. Following approval from the ICP on 27 October 1998, the original 15 year license granted to Telechamada on 29 April 1992, to provide direct paging services, was transferred to **Telecel Vodafone**. This new business activity of the Company is subject to the terms of this license.

In order to complete its offer of mobile telecommunications services, **Telecel Vodafone** applied to the ICP for operating licenses for indirect fixed telephone services and for direct fixed telephone services using FWA (Fixed Wireless Access). The licenses, both valid for 15 years starting 1 January 2000, were granted in 1999. Operation of the indirect fixed telephone services started at the date of the license, whereas the direct access service through **Telecel Vodafone**'s fixed network, using FWA (Fixed Wireless Access) as the main support, started pilot operations in June 2000.

In June 1999, **Telecel Vodafone** started its Internet operations as a service and content provider. The success of the new activity together with the need to specialise the commercial exploitation of each of the business areas, led to the creation on 9 October 2000 of a wholly owned subsidiary, TELECELONLINE - Comunicações e Serviços, S.A., for the establishment, management and operation of telecommunication infrastructures, the supply of telecommunication services and the development, management and operation of interactive content and services. **TelecelOnline** has a share capital of 5 million euros (PTE 1,002,410 thousand), represented by 5 million shares with a nominal value of 1 euro each.

The share capital is made up of cash and assets:
- 545,804 euros (PTE 109,424 thousand) in cash;
- 4,454,196 euros (PTE 892,986 thousand) through a transfer of fixed assets related to the activities to be developed by the company in the Internet sector

The fixed assets used by **Telecel Vodafone** for the cash pay-up of **TelecelOnline** share stock can be summarised as follows:

Headings	Gross value	Amortization	Net Value
INTANGIBLE ASSETS:			
Research and development costs	1,129,418	(300,582)	828,8[illegible]
Intellectual property and other rights	10,4[illegible]	(1,[illegible])	[illegible]
	1,139,[illegible]	(302,13[illegible])	837,[illegible]
FIXED ASSETS:			
Plant and equipment	18,715	(3,119)	15,5[illegible]
Transportation equipment	31,[illegible]	(13,[illegible])	18,[illegible]
Tools and other equipment	409	(1[illegible])	2[illegible]
Administrative equipment	25,402	(4,843)	20,[illegible]
	76,378	(21,432)	[illegible]
Total	1,21[illegible]	[illegible]	[illegible]

As part of Telecel Vodafone's continuing strategy to position itself as an integrated operator of telecommunications and information services, on 24 October 2000 Telecel Vodafone and Cfocus – Soluções de Marketing, S.A. created CELFOCUS – Soluções Informáticas para Telecomunicações, S.A., a joint venture for the development and marketing of Customer Relation Management (CRM) solutions for the telecommunications sector at both national and international level. Celfocus has a share capital of 100,000 euros (PTE 20,048 thousand) represented by 100,000 nominal shares with a nominal value of 1 euro each, of which Telecel Vodafone holds 45%. Celfocus' share capital was fully paid-up in cash at the date of the memorandum and articles of association.

The need to optimise the role of information technology (IT) as a support for the telecommunications market was a decisive factor behind Telecel Vodafone's decision to take an 80% share in NEXENTER – Centros de Tecnologia da Informação, S.A., incorporated on 22 February 2001, an IT service provider whose functions include the management of IT support infrastructures, the technical management and operation of information systems and the supply and management of connectivity to access software applications in the systems under its responsibility and the management of computer operations, both in-house and at the premises of business partners. Nexenter has a share capital, fully paid-up in cash, of 2,500,000 euros (PTE 501,205 thousand) represented by 2,500,000 shares with a nominal value of 1 euro each. Nexenter's operations started up on 1 April 2001.

In order to maintain a leading position in the Portuguese cellular phone market through the mobile-Internet convergence and UMTS development in Portugal, on 29 September Telecel Vodafone applied for a UMTS license, granted by a Government Act on 19 December following the call for tender for four nationwide UMTS licenses for the mobile international telecommunications systems. The license has a 15-year duration, ending on 11 January 2016, and Telecel Vodafone will be subject throughout to the legal obligations in force for the operations licensed.

As of January 2001, Telecel associated its brand with Vodafone, thus reflecting the Company's relationship with the worldwide mobile communications leading Group.

The following notes are numbered in accordance with the Portuguese Official Plan of Accounts (POC) approved by Decree Law no. 410/89, from 21 November, and modified by Decree Law no. 238/91, from 2 July. The note numbers that are not included relate to notes that are not applicable.

I - INFORMATION ON THE COMPANIES INCLUDED IN THE CONSOLIDATION AND OTHERS

NOTE 1
COMPANIES INCLUDED IN THE CONSOLIDATION

The companies included in the consolidation, as well as their Head Office, the consolidation methods used and the share capital held by **Telecel Vodafone** on 31 March 2001, can be summarised as follows:

Company	Head office	Telecel Vodafone share	Consolidation method
Parent Company			
Telecel - Comunicações Pessoais, S.A.	Lisbon		
Subsidiaries			
TelecelOnline - Comunicações e Serviços, S.A.	Lisbon	100%	Integral
Newentur - Centros de Tecnologia de Informação, S.A.*	Lisbon	80%	Equity

* Activities started on 1 April 2001.

NOTE 3
ASSOCIATED COMPANIES

Company	Head office	Telecel Vodafone share	Consolidation method
Celfocus - Soluções Informáticas para Telecomunicações, S.A.	Lisbon	45%	Equity
Netsaúde - Gestão e Prestação de Serviços na área da Saúde via Internet, S.A.	Lisbon	40%	Cost

The only case where **Telecel Vodafone** has an indirect participation on 31 March 2001 corresponds to **TelecelOnline**'s share in the capital of Netsaúde.

Netsaúde only started its activities in February 2001, and therefore the cost method was used to account for that investment since using the equity method would be materially irrelevant within the consolidated financial statements taken as a whole.

NOTE 7
AVERAGE NUMBER OF PERSONNEL

The average number of personnel in the companies included in the consolidation in the period from 1 April 2000 to 31 March 2001 was 1,742 (01-04-1999 to 31-03-2000: 1,591 and 01-01-1999 to 31-03-2000: 1,527).

TELECEL vodafone

III - INFORMATION RELATING TO THE CONSOLIDATION METHODS

NOTE 13
DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated statements for the Group refer to the parent Company's annual statements, i.e. they are indexed to the period from 1 April 2000 to 30 March 2001 (see Note 14).

With the exception of **Nexenter**, which only started its activities on 1 April 2001 and which will have an accounting period equivalent to the parent Company, all associated companies are included in the consolidated financial statements by the equity method; for those that have an accounting period coinciding with the calendar year, and in order to adjust their figures in the consolidated financial statements the carryover of results obtained during **Telecel Vodafone**'s accounting period was taken into account.

The adjustments made have no significant influence over the information presented in the consolidated financial statements.

NOTE 14
COMPARATIVE FIGURES

Following the merger on 30 June 1999 between the Vodafone Group Plc and Air Touch Communications Inc., the majority stockholder in **Telecel Vodafone** changed its trading name to Vodafone AirTouch (Europe) B.V.. On 4 September 2000, through a change in the memorandum and articles of association, this denomination was changed to Vodafone Europe B.V. (see Note 57).

Due to the standardisation of accounting policies with the Vodafone Group and the requirement of consolidated information for Group reporting purposes, which differs from the annual reporting date normally used in Portugal, **Telecel Vodafone** successfully applied to the Portuguese Tax Authorities for the adoption of a tax accounting period different from the calendar year period.

Following this change, **Telecel Vodafone** adopted a 12-month accounting period beginning on 1 April 2000. The adjustment of this to the Company's previous procedures means that the accounts presented herein, referring to the period ending on 31 March 2001, are shown in comparison both to the previous unaudited period from 1 April 1999 to 31 March 2000 and to the previous audited period of 15 months from 1 January 1999 to 31 March 2000, subsequent to which **Telecel Vodafone** adjusted its accounting period. According to the explanation given as regards the parent Company, the subsidiaries used an accounting period corresponding to the one used by **Telecel Vodafone** (see Note 13).

The Company is fully convinced that the use of an accounting period that is not equivalent to the calendar year but which reflects the two-season tendency characterising the activities of **Telecel Vodafone** will not result in any distortion in the analysis of the Company's results, since most of the above mentioned deviations stem from normal growth in activities.

Although the period ending 31 March 2001 will be the first in which **Telecel Vodafone** presents consolidated financial statements, the Company considers that the values presented for this period are in every significant respect comparable to the values presented in the previous financial year for the same period since, as stated in the "Introduction" to these notes, the Internet activity which led to the creation of **TelecelOnline** on 9 October 2000 was already conducted by the parent Company.

NOTE 15
CONSISTENT USE OF VALUE CRITERIA

The main valuation criteria used for the preparation of the consolidated financial statements, as described in Note 23, are consistent for all companies included in the consolidation.

NOTE 16
CRITERIA USED FOR THE ACCOUNTING OF INVESTMENTS IN ASSOCIATED COMPANIES

Investments in associated companies are accounted for by **Telecel Vodafone** in accordance with the equity method, therefore the amounts relating to acquisition of such investments was increased or reduced by the proportional amounts corresponding to the net results for the period, both as financial gains or losses and as adjustments to the share taken in associated companies.

The share held by **TelecelOnline** in Netsaúde is, in that company's financial statements, accounted for at acquisition cost. Netsaúde was created in February 2001, and its movement until 31 March 2001 was practically non-existent, therefore not justifying the use of the equity method.

The capital share subscribed but as yet unpaid on 31 March 2001, corresponding to the Groups participation in Netsaúde, is accounted under the heading "Other creditors", as "Shareholders – Payable subscribed shares", with a value of PTE 112,270 thousand.

The most relevant information available as regards to the associated companies financial situation and activities during the period ending on 31 March 2001, and consolidated by the equity method, are as follows:

Company	Head office	Share capital 31-03-2001	Shareholders' equity 31-03-2001	Net results 31-03-2001	Share (%)
CelFocus*	Lisbon	20,048	50,872	-30,824	45%
Nexenter	Lisbon	501,205	501,205		60%
		521,253	552,077	30,824	

* The amounts shown for CelFocus relate to both the period ended on 31 December 2000 and the first quarter of 2001

Summary of the financial information:

	31-03-2001	
	CelFocus*	Nexenter
Balance Sheet		
Net assets	194,806	501,205
Liabilities	143,934	
Shareholders' Equity	50,872	501,205
Share Capital	20,048	501,205
Statement of Income		
Income	191,359	
Costs	160,535	
Net Results	- 30,824	


TELECEL
vodafone

IV - INFORMATION RELATING TO COMMITMENTS

NOTE 22

LIABILITIES RESULTING FROM UNDERWRITTEN GUARANTEES

On 31 March 2001, guarantees underwritten by Telecel Vodafone can be summarised as follows:

Heading	Value
Licensing for activities	715,000
Rentals	70,585
Other	22,600
Total	808,185

V - INFORMATION RELATING TO ACCOUNTING POLICIES

NOTE 23

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES

The accompanying financial statements have been prepared on a going concern basis from the accounting records of the Group companies and are presented in accordance with generally accepted accounting principles in Portugal. The significant accounting policies used in the financial statements are consistent amongst the companies included in consolidation.

The significant accounting principles and policies used for the preparation of the financial statements are as follows:

a) Recognition of revenues and expenses

Revenues and expenses are recorded on the accrual basis.

Revenues for telecommunications services are recognised when earned. These services are billed on a monthly basis throughout the month. Unbilled revenues from the date of the last billing cycle to the end of the month are estimated based on actual volume and are accrued. Differences between estimated and actually billed revenues, which have not been significant, are recognised in the following period.

b) Intangible assets

Intangible assets are recorded at cost and consist principally of the following capitalised costs and expenses: (i) operating expenses incurred during the Company's start-up period, (ii) expenses related to the development of the network, (iii) costs related to the submission of the tender for a license to operate as a mobile telecommunications operator, fixed operator and Internet provider (iv) expenses which are directly related to the development of the Company's commercial operations; (v) costs incurred with the extension of the initial warranty period of the network equipment, (vi) expenses related to the technical support of the development and optimisation of the network operations, (vii) lease line installation fees and (viii) costs related to promotional campaigns for new businesses and acquiring new Customers.

TELECEL Vodafone

The amortisation policy is directly related to the nature of the costs incurred, as follows:

- The tender costs are amortised on a straight-line monthly basis over the period of the license (15 years).
- The remaining intangible assets are amortised on a straight-line monthly basis over 3 to 5 years, depending on their nature, and commence from the date on which the costs are incurred.

c) Fixed assets

Fixed assets are stated at cost. Recurring maintenance and repair costs are charged as an expense in the period incurred. Significant enhancements and improvements are capitalised. Fixed assets are depreciated on a straight-line monthly basis from the date on which the assets are placed in operation. The rates used are defined in Decree-law 2/90, of 12 January and approximate the useful lives of the related assets as follows:

	Useful live (years)
Buildings and other constructions	10 to 50
Equipment	4 to 10
Software	3
Other	3 to 10

Depreciation of the tangible fixed assets directly related to the telecommunications network (with the exception of software applications) acquired up to 31 December 1995 was calculated according to the compound interest method. As of 1 January 1996, given the Company's development both in terms of number of services users and volume of telecommunications reception and transmission equipment, the Company decided to apply the straight-line method for the calculation of the depreciation of tangible fixed assets acquired after that date.

As a result of the continuous technological innovation, management revised with effect from 1 January 1996, the estimated useful life of the telecommunications network software from 6 to 3 years. Accordingly, all acquisitions subsequent to 31 December 1995, are depreciated over 3 years applying the straight-line method, and depreciation rates for network software until 31 December 1995, have been revised prospectively, the effect of which was recorded in "Other provisions" (see Note 46).

Within its core activity, **Telecel Vodafone** capitalises cellular phones for replacement at Customer-level while the equipment owned by the Customer is under repair by the manufacturer. Given the electronic equipment obsolescence indexes, together with the fast rate of degradation of equipment supporting this activity, **Telecel Vodafone** requested and obtained from the Tax Administration approval to use a digressive tax relief for those assets, while maintaining their useful life period (5 years).

d) Financial investment

Financial investment held by **Telecel Vodafone** in associated companies are accounted for by the equity method, with the exception of Netsaúde for which the cost method is used.

Values relating to financial investments in other companies are at cost.

e) Financial leasing

Assets acquired under finance lease contracts are accounted for as fixed assets, and the obligations under the finance leases, which correspond to the present value of the lease payments, are recorded as a liability (fixed assets suppliers) (see Note 47).

f) Inventories

Inventories are stated at the lower of cost or net realisable value. The cost is determined using the average cost method.

g) Accrued expenses and income, prepaid expenses and deferred income

Accrued expenses and income include expenses and revenues that are accrued in the current reporting period and which will be paid or received in subsequent reporting periods. Prepaid expenses and deferred income include expenses paid and revenues billed that will be recognised as expenses and income in subsequent reporting periods.

TELECEL vodafone

h) Customer contracts

Direct costs of acquiring Customers under a contract to remain with the Company for a specific period of time are deferred and amortised over the period of the contract (see Notes 49 and 55).

i) Provision for doubtful debts

The provision for doubtful debts is stated at the amount considered necessary to cover potential risks in the collection of accounts receivable balances.

j) Promotional program

In 1998, the Company developed a bonus scheme for Customers based on the value of airtime usage from 30 June 1997, in which access points are awarded for various promotions. The Company set up a provision for the related costs to be incurred based on the estimated volume of airtime points usage. Given that the Company has maintained this commercial strategy, the initial estimation, which was reinforced throughout the several accounting periods, is adjusted both as a function of the forecast usage of points by the subscribers and of their estimated useful life.

k) Stock option plan

Liabilities related with the Stock Option Plan for Management Board members and managerial staff (see Notes 45 and 60) are accrued as expenses on a proportional basis, taking into consideration the period of time during which the options to acquire the attributed **Telecel Vodafone** shares are vested. The accrual represents the difference between the market price of the related shares and the exercise price (see Note 23 n).

l) Income taxes

The Company is subject to corporation tax in accordance with Portuguese corporation tax legislation (see Note 53).

Until 31 December 1997, the Company did not account for deferred taxes. However, from 1 January 1998, and in accordance with the International Accounting Standard no. 12 (revised), which was adopted by the Company following implementation of the Portuguese Accounting Directive no. 18 in 1998, deferred taxes are provided for temporary differences arising from the recognition of income and expenses for financial reporting and for income tax purposes in different financial years (see Note 56).

During the period ended on 31 March 2001, and according to the generally accepted accounting principles which are at the core of the Company's financial statements, **Telecel Vodafone** chose to account in an adequately separate manner for deferred taxes (assets and liabilities), under the headings "Accrued Income" and "Accrued Expenses" (see Notes 53 and 55).

m) Pension scheme

In May 1998, **Telecel Vodafone** set up a defined contribution pension scheme covering all employees. The Company's pension cost for the year is the amount effectively contributed into the pension Fund (see Note 61).

n) Own shares

Following internal directives from the Vodafone Group, **Telecel Vodafone** acquired own shares on the stock market during the period ended on 31 March 2001, with a view to owning the full stock of shares committed under different stock option plans (see Notes 23 k, 58 and 60).

This acquisition of own shares fulfils all the legal requirements of applicable corporate legislation (Portuguese Company Code), and accounting was done in compliance with the dichotomy foreseen under the Official Accounting Plan between the face value and premiums and discounts.

TELECEL Vodafone

NOTE 24
ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

In accordance with Accounting Directive no. 21, related to the accounting effects of the introduction of the euro, **Telecel Vodafone** has converted to escudos all assets and liabilities denominated in a foreign currency at the balance sheet date using the triangulation with the euro conversion rate.

The resulting exchange gains and losses are recorded in the statement of income.

VI - INFORMATION RELATING TO CERTAIN HEADINGS

NOTE 25
INTANGIBLE ASSETS

	31-03-2001	31-03-2000
Start-up costs:		
Start-up expenses	2,491,911	2,278,[illegible]
Tender study	276,442	275,382
Share capital issue costs	292,285	292,285
Network development and set up studies	1,701,135	1,701,135
Other start-up costs (a)	2,798,078	1,789,257
	7,467,801	6,337,942
Accumulated amortisation	(6,098,828)	(5,492,808)
[illegible]	1,368,973	845,134
Research and development costs (b)	6,484,564	5,626,639
Accumulated amortisation	(4,720,948)	(4,091,1[illegible])
[illegible]	1,763,6[illegible]	1,534,[illegible]
Intellectual property and other rights	246,219	235,142
Accumulated amortisation	(7,518)	(4,330)
[illegible]	237,701	230,81[illegible]
Work in Progress (c)	20,972,878	401,739
Total	24,372,[illegible]	3,012,[illegible]

(a) "Other start-up costs" mainly represent costs of incorporation and of commercial expansion of the Company.
(b) "Research and development costs" mainly include costs incurred with engineering studies related with network planning, and [illegible] related to promotional campaigns for the development of new services and new products in accordance with the Company commercial strategy.
(c) "Work in Progress" includes, for the current period, the cost of the UMTS license granted to Telecel Vodafone to the tune of PTE 20.000.000 thousand. This technology will only be available to Customers from 2002.

TELECEL Vodafone

NOTE 27
FIXED ASSET MOVEMENTS

Assets	Opening balance 31-03-2000	Additions	Transfers	Disposals	Closing balance 31-03-2001
Intangible assets:					
Start-up costs	6,337,942	186,816	973,041		7,457,[illegible]
Research and development costs	6,598,534	980,160	159,124	(238,[illegible])	8,464,[illegible]
Intellectual property and other rights	235,142	10,076			245,217
Work-in-progress	407,716	22,[illegible]	(1,703,134)	(34,[illegible])	20,072,[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Assets	Opening balance 31-03-2000	Additions	Transfers	Disposals	Closing balance 31-03-2001
Fixed assets:					
Land and natural resources	757,[illegible]				757,[illegible]
Buildings and other constructions	14,[illegible],13[illegible]	3,680	3,041,[illegible]		18,001,[illegible]
Plant and equipment	81,[illegible]	774,810	28,[illegible]		111,[illegible]
Transportation equipment	1,580,175	157,320	418,841	(161,757)	1,[illegible]
Tools and other equipment	3,580,343	516,[illegible]	225,113	(297,[illegible])	4,124,451
Administrative equipment	20,109,[illegible]	2,715,079	2,804,[illegible]	(380,141)	25,[illegible]
Other tangible fixed assets	11,387				11,[illegible]
Construction in progress	12,[illegible]	35,[illegible]	(34,847,194)		13,517,[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Assets	Opening balance 31-03-2000	Additions	Equity	Closing balance 31-03-2001
Financial investments:				
Investments in Group companies		400,984		400,984
Investments in associated companies		189,407	13,871	1[illegible]
Loans to Group companies				
Securities and other financial applications		29,320		29,320
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Amortisations	Opening balance 31-03-2000	Additions	Transfers	Disposals	Closing balance 31-03-2001
Intangible assets:					
Start-up costs	5,402,[illegible]	677,520			6,0[illegible]
Research and development costs	4,061,170	818,[illegible]	[illegible]	(128,[illegible])	4,72[illegible]
Intellectual property and other rights	4,[illegible]	3,185			7,[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Fixed assets:					
Buildings and other constructions	3,451,875	1,349,179			4,[illegible]
Plant and equipment (Note 34)	29,578,[illegible]	13,614,[illegible]	(278,748)		42,914,774
Transportation equipment	830,[illegible]	389,[illegible]	(10)	(1[illegible])	1,0[illegible]
Tools and other equipment	2,131,250	[illegible]	1,948	(201,[illegible])	2,[illegible]
Administrative equipment	12,559,238	4,072,[illegible]	(183)	(130,[illegible])	16,[illegible]
Other tangible fixed assets	10,119	78[illegible]			10,[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]


TELECEL
vodafone

Additional information related to tangible fixed assets:

	31-03-2001	31-03-2000
a) Fixed assets in land belonging to third parties		
Network equipment	104,327,497	77,5[illegible],841

NOTE 28

CAPITALISATION OF INTEREST ON FINANCING OF FIXED ASSETS

In the period ended 31 March 2001, as in other comparable periods, **Telecel Vodafone** did not capitalise interest related to the financing of fixed assets during the construction phase.

NOTE 32

EXPLANATION FOR EXTRAORDINARY PROVISIONS RELATED TO CURRENT ASSETS

The in-house commercial and logistical rationalisation that took place during the period ending 31 March 2001 allowed **Telecel Vodafone** to significantly optimise inventory rotation levels and thus reduce the provisions for their cover. Given this fact, the Company reduced provisions for inventory depreciation, aimed for covering the technological and commercial devaluation of phone and pager inventories (see Note 46), by PTE 445,740 thousand. In the equivalent 12-month period ended 31 March 2000, this provision was increased by PTE 421,749 thousand and in the last 15-month period, ended on 31 March 2000, by PTE 510,186 thousand.

In the 12-month period ended 31 March 2001, the Company destroyed obsolete inventories amounting to PTE 492,394 thousand (01-04-1999 to 31-03-2000 and 01-01-1999 to 31-03-2000: PTE 418,240 thousand).

NOTE 36

SALES AND SERVICES RENDERED BY ACTIVITIES

The net sales and services provided, was as follows:

Activity	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Sales of equipment and accessories	15,766,916	13,872,486	16,718,034
Services provided and others	164,520,598	127,616,121	156,504,723
[illegible]	180,287,514	141,488,607	173,222,757

TELECEL
Vodafone

NOTE 39
REMUNERATION OF THE MANAGEMENT BOARD

The remuneration of the Company Management Board was as follows:

	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Management Board (see Notes 60 and 61)	293,297	285,322	356,728

NOTE 44
INTEREST AND OTHER SIMILAR FINANCIAL EXPENSES AND INCOME

	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Expenses:			
Interest payable	1,284,787	719,297	821,589
Losses in Group and associated companies			
Exchange losses	1,237,873	954,269	884,717
Discounts granted for prompt payment	42,475	77,429	86,276
Other financial costs	892,177	689,904	821,984
Total	[illegible]	[illegible]	[illegible]
Income:			
Interest receivable	70,042	91,489	117,520
Gains in Group and associated companies	13,871		
Exchange gains	1,023,808	284,721	291,486
Discounts received for prompt payment	10,837	278,584	851,747
Other financial income	4	2	3
Total	[illegible]	[illegible]	[illegible]

NOTE 45
EXTRAORDINARY RESULTS

	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Expenses:			
Donations	33,147	28,318	30,[illegible]
Bad debts	483,428		
Losses on inventories	585,189	508,539	541,912
Losses on fixed assets	167,531	601,867	603,276
Fines and penalties	3,384	3,758	3,772
Increase in amortisation/provisions		275,085	275,085
Prior year adjustments	78,032	18,[illegible]	18,801
Other extraordinary losses	4,764	(234,269)	81,[illegible]
Total	[illegible]	1,160,211	[illegible]
Income:			
Debts recovered	6,780		
Gains on fixed assets	64,881	28,[illegible]	32,218
Reduction on amortisation/provisions	31,0[illegible]	571,486	1,329,076
Prior year adjustments		12,737	12,787
Income tax adjustment	135,253	72,379	72,379
Deferred taxes			
Other extraordinary income	32		
Total	237,[illegible]	[illegible]	[illegible]

NOTE 46
MOVEMENT IN PROVISIONS

	Opening Balance 31-03-2000	Increase	Decrease	Transfer	Closing balance 31-03-2001
Provision for doubtful accounts receivable (Note 23)	9,886,903	1,903,727	(541,220)		11,248,410
Other provisions	2,153,984	1,502,218	(530,375)	307,916	3,430,746
Provision for inventories depreciation (Note 21)	1,497,286		(445,749)		1,051,887
Total	[illegible]	3,405,946	(1,[illegible])	307,916	[illegible]

"Other provisions" include (i) a provision of PTE 2,868 thousand (31-03-2000: PTE 62,843 thousand) to cover the responsibilities related to a stock option plan for the Board of Management members and for the managerial staff of the Company (see Notes 23 k and 60), (ii) a provision of PTE 957,231 thousand (31-03-2000: PTE 735,934 thousand) to cover costs to be incurred with promotional program (see Note 23 j), (iii) a provision of PTE 860,583 thousand (31-03-2000: PTE 432,560 thousand) to cover costs of contingent liabilities in connection with the activation of Customers, as referred in Note 62, and (iv) a provision of PTE 1,180,000 thousand (31-03-2000: PTE 250,000 thousand) to cover the estimated depreciation of the Customer telecommunications billing system.

The change in the provision stated under (i) during the two periods under review results from the change in market value of the shares indexed to a stock option plan for members of the Board of Directors and the Company's managerial staff (see Notes 56 and 60).

TELECEL O vodafone

The movement during the period for the reduction in the amortisation of the telecommunications network software, stated under the heading "Provisions" with an amount of PTE -307,918 thousand (01-04-1999 to 31-03-2000: PTE -457,128 thousand and 01-01-1999 to 31-03-2000: PTE -584,593 thousand) (see Note 23 c), which was transferred from "Other provisions" to "Tangible fixed assets - plant and equipment", is shown in the above table under the heading "Transfer".

The allowance for doubtful accounts receivable is based on the estimated risk related to collection of these accounts at the end of each period.

The amount of PTE -541,220 thousand shown under "Provision for doubtful accounts receivable", "Decrease" in the above table relates to the cancellation of fully provided claims based on the measures for simplification of pending legal cases foreseen under the 2000 State Budget and Decree-Law 114/98, of 4 May.

NOTE 47
FINANCIAL LEASING

On 31 March 2001, assets under financial leasing were as follows:

Heading	Gross value	Cumulated amortisation	Net value
Transport equipment	107,613	13,171	94,442

As indicated in Note 23 e), assets acquired under finance lease contracts are accounted for as fixed assets. To this end, on 31 March 2001 an amount of PTE 98,131 thousand is stated under the heading "Amounts payable to suppliers of fixed assets".

VII - OTHER INFORMATION

NOTE 49
COST OF GOODS SOLD

The cost of goods sold was calculated as follows:

	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Opening inventory	10,209,830	9,909,299	10,073,882
Purchases	34,180,186	33,089,153	39,828,258
Transfers to fixed assets	(604,236)	(460,762)	(107,400)
Inventory adjustments	(13,208,232)	(8,701,597)	(10,068,927)
Closing inventory	(5,770,549)	(10,209,830)	(10,209,830)
	24,794,882	24,548,273	30,528,819

TELECEL
vodafone

Inventory adjustments include offers, internal consumption and the deferred Customers acquisition costs, as follows:

Inventory adjustments	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Offers	498,858	177,865	509,247
Internal consumption	971,405	558,912	834,080
Deferred Customers acquisition costs	11,788,188	7,854,520	8,713,830
	[illegible]	[illegible]	[illegible]

NOTE 50
INVENTORY HELD BY THIRD PARTIES

As at 31 March 2001 the inventory held by third parties amounted to PTE 90,944 thousand (01-04-1999 to 31-03-2000 and 01-01-1999 to 31-03-2000: PTE 90,944 thousand).

NOTE 51
RECEIVABLES AND PAYABLES FROM EMPLOYEES

	31-03-2001	31-03-2000
Receivables	77,785	36,146
Payables	10,220	4,160

NOTE 52
BANK LOANS AND OVERDRAFTS

As at 31 March 2001 and at 31 March 2000, the bank short term loans, in the amount of PTE 10,983,886 thousand (31-03-2000: PTE 6,358,655 thousand) are only related to overdrafts, and bear interest at market rates.

NOTE 53
INCOME TAXES

The Company is subject to corporation tax in accordance with Portuguese corporation tax legislation.

The Company's tax situation is subject to inspection and possible adjustment by the Tax Administration for a period of 5 years for the years prior to 1998, and for a period of 4 years for 1998 and subsequent years (ten years for Social Security taxes), with the exception of tax losses, which can be reviewed for a period of 10 years. The Management Board does not expect any significant adjustments to be made to tax returns arising from the Tax Administration review.

Following the approval of the 2000 State Budget, **Telecel Vodafone** used the current corporation tax rate of 35.2% for the period ended on 31 March 2001. The figure was 37.4% up to 31 December 1999.

The corporation tax (IRC) shown in the accounts as costs in the period ending on 31 March is adjusted by the accounting recognition of deferred taxes incurred during the period through the respective temporary differences.



	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Corporation tax payable	10,418,519	9,153,395	11,812,782
Deferred taxes	(403,698)	436,924	460,000
Accounted corporation tax	10,015,821	9,613,317	12,072,782

The headings that resulted in the accounting of deferred taxes stated by the Company as accrued costs and income on 31 March 2001 are as follows:

	31-03-2001				31-03-2000	
	Temporary Differences (Assets)	Temporary Differences (Liabilities)	Deferred Tax (Assets)	Deferred Tax (Liabilities)	Temporary Differences	Deferred Tax
Provisions for doubtful debts	1,455,440		512,315		802,769	282,572
Provisions for sundry risks	1,331,237	91,136	468,095	32,081	1,231,678	433,681
Depreciation	88,270		31,071		396,184	139,458
Accrued expenses	1,264,961		445,231		471,173	165,860
	4,139,908	91,136	1,457,212	32,081	2,901,801	1,021,436

The corporation tax charge for the period ended 31 March 2001 was 36.2% (01-04-1999 to 31-03-2000: 38% and 01-01-1999 to 31-03-2000: 37.3%).

NOTE 54

STATE AND PUBLIC ENTITIES

	31-03-2001		31-03-2000	
	Receivable	Payable	Receivable	Payable
Value added tax (IVA)	348,852	698,839	231,135	1,891,281
Social security contributions		192,116		160,840
Withholding tax (income and corporation tax)		231,200		189,392
Corporation tax (IRC)		1,590,822		4,769,789
Other taxes (Local Authority Tax and Stamp Duty)		15,275		33,073
Total	348,852	2,729,284	231,135	7,074,383

The "Value added tax (IVA)" payable relates to tax payable to the Portuguese State, whereas the IVA receivable relates to tax payments made to foreign entities and recoverable by Telecel Vodafone directly from the foreign tax authorities.

NOTE 55

ACCRUED INCOME / DEFERRED COSTS AND ACCRUED EXPENSES / DEFERRED INCOME

	31-03-2001	31-03-2000
Accrued income:		
Trade receivables to be invoiced	10,435,314	6,481,045
Receivables from suppliers	5,217	22,787
Other accrued income	454,883	37,242
Deferred taxes (see Note 23.1 and deferred costs)	1,467,212	
	12,363,726	6,541,075
Deferred costs:		
Rent	822,298	348,183
Spectrum fees	-	675,639
Insurance	13,748	6,219
Interest and additional costs of commercial rate and obligations		
Sales and Customer loyalty campaigns	10,758,824	6,479,784
Other deferred costs	1,173,045	884,818
Deferred taxes (see Note 23.1 and accrued expenses and income)		1,021,434
[illegible]	[illegible]	[illegible]
Accrued expenses:		
Salaries payable	2,780,326	1,883,410
Financial charges	174,315	82,538
Interconnection costs	9,791,288	6,008,852
Commissions payable	710,889	608,688
Lease lines	1,228,582	711,976
Other	1,988,281	1,240,000
Deferred taxes (see Note 23.1 and deferred costs)	32,080	
[illegible]	[illegible]	[illegible]
Deferred income:		
[illegible] services and [illegible]	8,284,389	6,018,188

NOTE 56

SHARE CAPITAL

At 31 December 1998, the **Telecel Vodafone** share capital was represented by 21,500,000 common shares with a nominal value of PTE 1,000 each. The Company, at 6 July 1999, changed the nominal value of these shares to 5 euros each, which resulted an increase in share capital of PTE 51,815 thousand by utilisation of the legal reserve.

At 19 November 1999, **Telecel Vodafone** carried out a share split. For each share held, 10 new shares were issued; consequently, the nominal value of each share changed from 5 euros to 0.50 euros. Thus, the share capital as at 31 March 2001, is represented by 215,000,000 shares with a nominal value of 0.50 euro each.

TELECEL Vodafone

NOTE 57

ENTITIES HOLDING MORE THAN 2% OF THE COMPANY'S CAPITAL STOCK

No changes are known to have occurred in the share structure of the Company from 31 March 2000 to 31 March 2001.

The Company's shareholders were as follows:

	31-03-2001		31-03-2000	
Holding entities	**Amount**	**%**	**Amount**	**%**
Vodafone Europe B.V.	10,987,719	50.89		
Vodafone AirTouch (Europe) B.V.			10,987,719	50.89
Others	10,574,096	49.11	10,574,096	49.11
Total	[illegible]	[illegible]	[illegible]	[illegible]

On 30 September 2000, Vodafone Europe, B.V. was the only recognised qualified shareholder in the Company, with a 50.89% shareholding. This Company, formerly designated Vodafone AirTouch (Europe), B.V., changed its trading name through a public deed dated of 4 September 2000 (see Note 14).

In accordance with the Company's Articles of Association, as modified by the shareholders at their meeting of 14 November 1996, the Management Board is allowed to increase the share capital up to a maximum amount of PTE 50,000 million in one or more phases, subject to the approval of the General Council.

NOTE 58

CHANGES IN SHAREHOLDERS' EQUITY

	Opening balance 31-03-2000	Increase	Decrease	Closing balance 31-03-2001
Share capital	21,561,815			21,561,815
Own shares				
Nominal value	(4,302)	378	(42,886)	(46,810)
Premium and discounts	(101,278)	10,323	(1,219,803)	(1,310,758)
Legal reserve	2,068,167	1,013,334		3,081,[illegible]
Additional payments				
Free Reserves	15,110,801	19,253,342		34,364,143
Other reserves				
Retained earnings		20,266,676	(20,266,676)	
Net income:				
01-01-1999 to 31-03-2000	20,266,676		(20,266,676)	
01-04-2000 to 31-03-2001		15,084,582		15,084,582
Total	[illegible]	[illegible]	[illegible]	[illegible]

TELECEL
Vodafone

By decision of the shareholders at their meeting of 30 June 2000, the distribution of the earnings for the 15 month period ended 31 March 2000 was made as follows: (i) increase of the legal reserve amounting PTE 1,013,334 thousand, (ii) increase of other reserves amounting to PTE 19,253,342 thousand.

In accordance with applicable corporate legislation, legal reserves must be increased by at least 5% of annual net income until that reserve represents 20% of the share capital. This reserve cannot be distributed to the shareholders, but can be used to increase share capital and to absorb future losses.

On 31 March 2001, **Telecel Vodafone** held 467,019 of its own shares, with an acquisition cost of PTE 1,357,371 thousand. During the period ended 31 March 2000, it held 4,492 own shares, with an acquisition cost of PTE 105,779 thousand (see Note 23 n).

NOTE 59
TRANSACTIONS WITH SHAREHOLDERS AND AFFILIATES

Significant transactions with **Telecel Vodafone**'s *major shareholder's affiliates are as follows:*

	Transactions value from 01-04-2000 to 31-03-2001		Transactions value from 01-04-1999 to 31-03-2000		Balance at 31-03-2001	Balance at 31-03-2000
Company	Income	Cost	Income	Cost	Payable	Receivable
Vodafone Group Plc and associated undertakings	1,763,082	2,346,349	1,375,980	1,686,247	238,494	34,880
CelFocus		140,400			40,800	
Nessaude (i)					112,270	

(i) The amount payable to Nessaude corresponds to the capital share subscribed but as yet unpaid (see Note 18).

Furthermore, at 31 March 2001 the Company has a loan granted by Vodafone International Holdings, Ltd, amounting to 240 million euros, which is recorded as a liability under the heading "Other shareholders" to the amount of PTE 48,115,680 thousand (31-03-2000: PTE 21,050,610 thousand). This loan is made up of two credit lines, the first totalling 100 million euros and the second 150 million euros, of which 140 million euros were committed on 31 March 2001. The repayment period is the same for the two lines, 6 months, with deferred interest during the contract period at the Euribor rate plus 0.6% in the first case and at the Libor rate for euro contracts plus 0.325% in the second. Interest incurred during the period amounted to PTE 1,170,500 thousand ((01-04-1999 to 31-03-2000 and 01-01-1999 to 31-03-2000: PTE 591,000 thousand)).

NOTE 60
STOCK OPTION PLAN

The stock option plans in place for the current members of the Board of Directors and for the Company's managerial staff, made up of **Telecel Vodafone** shares, can be summarised as follows:

Date of approval	Stock options granted	Unit price (Pte)	Stock options cancelled	Stock options taken	Stock option not yet taken
Jan-97	760,000	795		750,000	0
Dec-98	96,000	3,502	28,334	26,332	41,234
Jun-99	282,560	2,486	4,657	4,833	273,000
Sep-99	84,080	2,280		0	84,080
May-00	5,000	3,486		0	5,000
Sep-00 (a)	566,556	3,087		0	566,556
Dec-00 (b)	23,250	2,486		0	23,250
Total	1,749,335		33,001	781,185	985,120

Maturity of each of the stock option plans vested on 31 March 2001 is summarised in the following table:

Exercise date	Jan-97	Dec-98	Jun-99	Sep-99	May-00	Sep-00 (a)	Dec-00 (a)	Total
1998	250,000							250,000
1999	250,000							250,000
2000	250,000	[illegible]	94,167	38,016				[illegible]
2001		[illegible]	[illegible]	28,017	[illegible]	127,138	[illegible]	[illegible]
2002		[illegible]	[illegible]	28,017	[illegible]	127,139	[illegible]	270,139
2003					[illegible]	127,139	[illegible]	[illegible]
2004						127,139	[illegible]	[illegible]
Total	750,000	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

(a) [illegible] in BM30.

The right to exercise the stock options in each of the plans ends 7 years after granting.

During the period ended 31 March 2001, the beneficiaries of the stock option plans exercised their option for 8,583 shares of **Telecel Vodafone**, which resulted in a net liability under the heading "Payroll expenses" of approximately PTE 809 thousand, deducted from the provision from previous periods (see Note 46).

In the period under review, **Telecel Vodafone** reduced the provision for costs to be incurred with the above mentioned stock option plans by PTE 79,975 thousand.

NOTE 51

COMPLEMENTARY PENSION SCHEME

During its December 1997 meeting, the Company's General Council approved a complementary pension scheme (defined contribution) covering all employees, including Board members. On 1 May 1998, **Telecel Vodafone** set up the aforementioned scheme, funded by both the Company and its employees' contributions, which covers all permanent employees with more than 6 months' service. The Pension fund is managed by an independent fund management Company.

In accordance with the terms of the Plan, the Company is committed to make contributions equivalent to between 1% and 5.75% of the annual salary of each employee, depending on both the percentage of the employee's own contribution and age.

In the period ended 31 March 2001, the contribution made by the Company amounted to PTE 178,052 million ((01-04-1999 to 31-03-2000: PTE 193,276 million and 01-01-1999 to 31-03-2000: PTE 215,725 million) and it was accounted for as a payroll cost.

Employee contributions are vested benefits upon payment. If an employee decides to leave the Company, contributions made by the Company also become vested benefits; however, the percentage of the Company's contribution that becomes vested benefits depends on the employee's time of service, as follows:



Employee's time of service	>1<3 years	>3<5 years	>5<8 years	>8<10 years	>10 years
% of vested benefit	10	25	50	80	100

NOTE 82
CONTINGENCIES

Activation of Customers

The procedures adopted by the Company in connection with the activation of a significant portion of its Customers can give rise to liabilities which, depending on legal interpretation, can be estimated to be between PTE 4,250,000 thousand and PTE 5,850,000 thousand as at 31 March 2001 (31-03-2000: PTE 2,850,000 thousand and PTE 3,700,000 thousand).

Management believes that based on legal advice received, no provision should be made in the financial statements for these contingencies.

NOTE 83
STATEMENT OF INCOME BY FUNCTIONS

a) Reconciliation of the extraordinary income in the statement of income by nature with the statement of income by functions

The statement of income by functions was prepared in accordance with the Accounting Directive no. 20. The concept of extraordinary income in this statement is different from that of Official Portuguese Chart of Accounts (POC) to that of the statement of income by nature. Consequently, extraordinary income recorded in the statement of income by nature (see Note 46) has been reclassified to other operational income and to other operational costs, amounting PTE 237,033 thousand and PTE 1,298,264 thousand (31-03-2000 (12 months): PTE 685,437 thousand and PTE 1,100,211 thousand and (15 months): PTE 1,446,413 thousand and PTE 1,453,251 thousand), respectively.

The reclassification effect is as follows:

	Statement of income 01-04-2000 to 31-03-2001			Statement of income 01-04-1999 to 31-03-2000			Statement of income 01-01-1999 to 31-03-2000		
	By nature	Reclassifications	By function	By nature	Reclassifications	By function	By nature	Reclassifications	By function
Operating income	29,940,773	(1,061,230)	28,879,543	27,100,949	(414,774)	26,686,175	33,800,034	(6,686)	33,[illegible]
Financial cost	(2,499,160)		(2,499,160)	(1,368,138)		(1,368,138)	(1,033,749)		[illegible]
Current income	27,141,613	(1,061,230)	26,080,383	25,732,812	(414,774)	25,318,038	32,346,275	(6,686)	[illegible]
Extraordinary losses	(1,061,230)	1,061,230		(414,774)	414,774		[illegible]	[illegible]	
Net income	16,084,562		16,084,562	15,704,720		15,704,720	[illegible]		[illegible]


TELECEL

b) Cost of sales and services

	01-04-2000 to 31-03-2001				
	Goods	Services	Total	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Opening inventory	10,209,830		10,209,830	9,809,768	10,973,692
Production and purchase entries	34,160,166	36,282,859	70,443,025	59,882,051	98,719,523
Inventory adjustment	(604,238)		(604,238)	(450,782)	(10,056,827)
Transfers to fixed assets	(13,208,232)		(13,208,232)	8,701,597	(107,404)
Closing inventory	(5,770,646)		(5,770,646)	(10,209,830)	(10,209,830)
Cost of sales and of services provided	24,788,882	36,282,859	61,071,741	60,209,150	89,316,063

NOTE 64
SUBSEQUENT EVENTS

On 16 April 2001, the **Telecel Vodafone** Foundation for the Development of the Information Society was created. This institution, with an initial grant of PTE 1,000,000 thousand, is the result of commitments undertaken by **Telecel Vodafone** at the time it obtained its UMTS license.

The new Foundation will aim to promote scientific and technological research contributing to development of the Information Society, to promote training and professional qualification in the telecommunications and IT sectors, to develop special social integration projects, to promote development of content and initiatives benefiting the Portuguese language and culture on the Internet, and to support the development of Portuguese companies in the computer and telecommunications sectors.

In order to minimise the impact of the compulsory adoption of the euro as internal currency as of 2002, **Telecel Vodafone** changed its software systems from Portuguese escudos to euros in April 2001. Taking into account the complexity of **Telecel Vodafone**'s billing systems, adoption of the euro as the monetary unit for billing is only forecast for the third quarter of 2001.

THE CHIEF ACCOUNTANT — THE MANAGEMENT BOARD

02
NOTES ON THE STATEMENT OF CASH FLOWS FOR THE FINANCIAL YEAR ENDED 31 MARCH 2001

(Amounts expressed in thousands of Portuguese Escudos)

(Amounts expressed in thousands of Portuguese Escudos)	31-03-2001	31-03-2000
Cash in hand	16,302	7,399
Cash at banks	362,531	202,881
	378,833	210,280

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

The Portuguese Securities Market Commission, in compliance with that stipulated in no. 3 of article 250 of the Securities Code, excused the publication of individual financial statements.

The financial documents that Telecel Vodafone was excused to publish, together with the remaining ones, are available for consultation in the Company's headquarters as established in the Securities Code.

TELECEL vodafone

05
REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of
Telecel – Comunicações Pessoais, S.A.

1. We have audited the accompanying consolidated balance sheet of Telecel – Comunicações Pessoais, S.A. as of March 31, 2001, and the related consolidated statements of income (by nature and by functions) and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with generally accepted auditing standards in Portugal. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

3. In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Telecel – Comunicações Pessoais, S.A. as of March 31, 2001 and the consolidated results of its operations and its consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles in Portugal.

4. As mentioned in Note 14. of the consolidated financial statements, Telecel – Comunicações Pessoais, S.A. has changed for statutory and tax reporting purposes its accounting period. Such change was effective since 1 April 2000. Therefore, the Company has opted to present income statements (by nature and by functions) for the following periods: (i) 1 April 2000 to 31 March 2001; (ii) 1 April 1999 to 31 March 2000 (unaudited); (iii) 1 January 1999 to 31 March 2000. The financial statements for the fifteen month period comprised between 1 January 1999 and 31 March 2000 were audited by another firm who issued their report on 16 May 2000.

DELOITTE & TOUCHE
July 3, 2001

TELECEL
vodafone

(Amounts expressed in Portuguese Escudos)

ASSETS	Note	31-05-2001 Gross Assets	31-05-2001 Depreciation and provisions	31-05-2001 Net Assets	31-05-2000 Net Assets
FIXED ASSETS					
Intangible assets					
Installation expenses		7,467,901,356	6,069,827,824	1,398,073,532	845,133,876
Research and development expenses		6,484,562,711	4,720,947,770	1,763,615,938	1,534,354,618
Industrial property and other rights		245,217,201	7,516,599	237,700,602	730,810,106
Work in progress		20,072,877,458		20,072,877,458	401,716,466
	26,27	33,170,659,750	10,798,292,196	24,372,267,554	3,512,025,066
Fixed assets					
Land and natural resources		757,862,121		757,862,121	757,562,121
Buildings and other constructions		18,001,345,048	4,800,853,868	13,200,491,180	11,804,457,786
Machinery and equipment		111,356,905,686	42,914,774,004	68,442,132,682	52,076,864,002
Transportation equipment		1,854,379,135	1,062,350,020	892,029,115	729,276,116
Tools and other equipment		4,124,450,900	2,621,731,905	1,502,718,995	1,549,352,269
Office equipment		25,240,046,886	16,501,022,856	8,748,023,028	7,550,065,850
Other fixed assets		11,386,600	10,903,812	482,788	1,267,221
Work in progress		13,817,783,078		13,817,783,078	12,689,809,809
	27	175,278,859,431	67,811,636,587	107,381,222,844	86,837,884,385
Financial investments					
Investment in group companies		400,864,000		400,864,000	
Loans to group companies					
Capital shares in associated companies		183,277,886		183,277,886	
Securities and other financial applications		29,320,403		29,320,403	
	27	613,562,379		613,562,379	
CURRENT ASSETS					
Stocks					
Merchandise	32,46,50	5,770,410,285	1,051,656,545	4,718,753,740	3,712,433,928
Advances for purchases					
		5,770,410,285	1,051,656,545	4,718,753,740	3,712,433,928
Short term receivables					
Trade debtors		24,838,868,555		24,838,868,555	14,172,463,452
Doubtful trade debtors	46	11,444,994,053	11,348,410,716	96,583,337	
Advances to Customers					
Advances to trade creditors		1,158,787,082		1,158,787,082	1,507,083,882
Advances to fixed assets suppliers		15,447,711		15,447,711	16,747,711
State and public entities	54	349,851,705		349,851,705	231,134,841
Other debtors		252,587,304		252,587,304	269,132,429
		38,159,596,480	11,348,410,716	26,810,185,764	16,196,562,[illegible]
Bank deposits and cash in hand					
Cash at banks		362,531,058		362,531,058	202,960,716
Cash in hand		16,302,041		16,302,041	7,368,867
		378,833,079		378,833,079	210,329,583
Accruals and deferrals					
Accrued income	55	12,353,705,879		12,353,705,879	6,541,076,405
Deferred costs	55	12,566,713,428		12,566,713,428	9,394,087,345
		24,920,419,307		24,920,419,307	15,935,163,751
Total depreciation			78,709,928,783		
Total provisions			12,400,067,261		
Total assets		280,285,540,741	91,109,996,014	189,175,544,727	140,803,478,516

* The accompanying notes on the financial statements are an integral part of these financial statements.

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

TELECEL Vodafone

(Amounts expressed in Portuguese Escudos)

SHAREHOLDERS' EQUITY AND LIABILITIES

	Note	31-03-2001	31-03-2000
SHAREHOLDERS' EQUITY			
Share Capital	56, 57, 58	21,551,815,000	21,551,815,000
Own Shares			
Nominal value	58	(45,814,658)	(4,502,[illegible])
Share premium	58	(1,310,586,427)	(101,275,782)
Supplementary contributions			
Reserves			
Legal reserve	58	3,081,520,339	2,0[illegible],190,[illegible]
Statutory reserve			
Contractual reserves			
Special reserves	58	34,389,142,849	16,110,800,778
Retained earnings			
Net income	58	16,054,581,900	20,208,175,881
Anticipated dividends			
Total shareholders' equity		73,704,875,808	60,881,709,077
LIABILITIES			
PROVISIONS FOR RISKS AND CHARGES			
Provision for pension	46	3,430,745,317	2,165,883,704
Other provisions for risks and charges		3,430,745,317	2,165,883,704
LIABILITIES – MEDIUM AND LONG TERM			
Debentures			
Convertible			
Non convertible			
LIABILITIES – SHORT TERM			
Debentures			
Convertible			
Non convertible	52	10,995,886,371	5,958,855,857
Bank loans			
Advances on sales		8,939,029,818	9,081,409,808
Trade creditors		9,970,742,297	7,588,052,870
Trade creditors - invoices pending approval			
Trade bills payable	59	48,115,680,000	21,080,608,988
Other shareholders		5,371,497,836	5,310,457,836
Fixed assets suppliers	54	2,729,254,352	7,074,384,888
State and public entities		1,375,270,776	594,615,645
Other creditors		86,765,361,343	58,818,072,842
ACCRUALS AND DEFERRALS			
Accrued costs	55	13,989,831,233	7,424,544,441
Deferred income	56	5,264,828,126	5,575,180,052
		21,254,[illegible]	12,[illegible],71[illegible]
Total liabilities		115,470,[illegible]	72,071,768,130
Total shareholders' equity and liabilities		188,173,344,727	130,353,478,516

* The accompanying notes on the financial statements are an integral part of these financial statements.

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD


TELECEL
vodafone

(Amounts expressed in Euros)

ASSETS	31-03-2001 Gross Assets	31-03-2001 Depreciation and provisions	31-03-2001 Net Assets	31-03-2000 Net Assets
FIXED ASSETS				
Intangible assets				
Installation expenses	37,249,735	30,276,174	6,973,561	4,215,510
Research and development expenses	32,344,867	23,547,988	8,796,879	7,855,379
Industrial property and other rights	1,223,138	37,490	1,185,648	1,151,276
Work in progress	104,612,272		104,612,272	2,000,753
	175,430,012	53,861,654	121,568,358	15,223,918
Fixed assets				
Land and natural resources	3,779,203		3,779,203	3,779,203
Buildings and other constructions	88,780,301	23,940,588	65,848,772	57,383,884
Machinery and equipment	555,446,009	214,087,990	341,357,919	238,753,316
Transportation equipment	9,748,402	5,298,980	4,449,422	3,887,614
Tools and other equipment	20,472,675	13,077,144	7,495,531	7,729,330
Office equipment	125,861,710	82,306,755	43,854,955	37,850,570
Other fixed assets	56,796	54,388	2,408	6,321
Work in progress	68,922,811		68,922,811	53,197,868
	874,257,898	338,741,816	535,516,081	425,146,640
Financial investments				
Investment in group companies	2,000,000		2,000,000	
Loans to group companies				
Capital shares in associated companies	914,186		914,186	
Securities and other financial applications	148,250		148,250	
	3,080,436		3,080,436	
CURRENT ASSETS				
Stocks				
Merchandise	28,782,685	5,245,641	23,537,044	43,457,437
Advances for purchases				
	28,782,685	5,245,641	23,537,044	43,457,437
Short term receivables				
Trade debtors	124,394,532		124,394,532	70,881,950
Doubtful trade debtors	57,087,390	56,605,634	481,756	
Advances to Customers				
Advances to trade creditors	5,779,906		5,779,906	7,317,208
Advances to fixed assets suppliers	87,077		87,077	83,637
State and public entities	1,745,582		1,745,582	1,162,894
Other debtors	1,259,800		1,259,800	1,337,439
	190,334,277	56,605,634	133,728,643	80,783,128
Bank deposits and cash in hand				
Cash in banks	1,808,297		1,808,297	1,012,364
Cash in hand	81,314		81,314	36,755
	1,889,611		1,889,611	1,049,119
Accruals and deferrals				
Accrued income	61,620,025		61,620,025	32,626,792
Deferred costs	62,682,502		62,682,502	46,857,510
	124,302,527		124,302,527	79,484,302
Total depreciation		392,603,468		
Total provisions		61,851,275		
Total assets	1,398,077,365	454,454,744	943,622,621	652,948,798

* The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter N.5 Notes on the financial information presented in Euros)

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD



(Amounts expressed in Euros)

SHAREHOLDERS' EQUITY AND LIABILITIES

	31-03-2001	31-03-2000
SHAREHOLDERS' EQUITY		
Share Capital	167,500,000	101,500,000
Own Shares		
Nominal value	(228,411)	(22,400)
Share premium	(8,537,028)	(505,161)
Supplementary contributions		
Reserves		
Legal reserve	15,370,608	10,319,127
Statutory reserve		
Contractual reserves		
Special reserves	171,407,821	75,372,057
Retained earnings		
Net income	82,129,897	101,088,752
Anticipated dividends		
Total shareholders' equity	387,837,288	[illegible]
LIABILITIES		
PROVISIONS FOR RISKS AND CHARGES		
Provision for pension		
Other provisions for risks and charges	17,112,489	10,744,025
[illegible]	17,112,489	10,744,025
LIABILITIES - MEDIUM AND LONG TERM		
Debentures		
Convertible		
Non convertible		
LIABILITIES - SHORT TERM		
Debentures		
Convertible		
Non convertible		
Bank loans	54,757,384	31,716,840
Advances on sales		
Trade creditors	49,079,874	45,198,504
Trade creditors - invoices pending approval	46,741,088	38,781,742
Trade bills payable		
Other shareholders	240,000,000	105,000,000
Fixed assets suppliers	41,758,535	25,485,451
State and public entities	13,613,493	35,289,[illegible]
Other creditors	8,550,820	3,453,730
[illegible]	[illegible]	[illegible]
ACCRUALS AND DEFERRALS		
Accrued costs	78,737,441	37,058,472
Deferred income	28,[illegible]	27,808,542
[illegible]	[illegible]	[illegible]
Total liabilities	[illegible]	[illegible]
Total shareholders' equity and liabilities	[illegible]	[illegible]

• The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter IV.3. Notes on the financial information presented in Euros)

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

TELECEL Vodafone

02
STATEMENT BY NATURE OF COSTS AND INCOME FOR THE FINANCIAL YEAR ENDED 31 MARCH 2001

(Amounts expressed in Portuguese Escudos)

EXPENSES	Note	01-04-2000 to 31-03-2001		01-04-1999 to 31-03-2000*		01-01-1999 to 31-03-2000	
Cost of goods sold	49	24,798,882,077		24,558,271,321		30,529,818,847	
Supplies and services		78,981,294,775	103,780,176,852	52,800,849,280	77,387,120,601	64,218,322,045	94,747,140,892
Employee costs							
Salaries and wages	35	8,480,817,968		6,782,668,078		8,289,208,040	
Social charges and other	35	3,424,594,850	11,905,422,828	3,833,242,888	10,615,910,966	4,988,826,488	13,237,034,498
Depreciation and amortisation	27	21,516,213,045		17,880,073,118		21,280,357,489	
Provisions	46	2,426,831,193	23,942,044,238	1,681,802,778	19,561,875,896	2,204,091,388	23,485,418,883
Taxes		3,749,301,927		2,784,264,752		3,380,811,478	
Other operating costs		7,743,499,250	11,492,801,177	4,178,048,806	6,980,313,558	4,635,978,218	8,016,487,697
(A).......			161,120,444,909		114,495,821,130		139,484,081,770
Losses in group and associated companies							
Amortisation and provisions of financial applications and investments							
Interest payable and other financial expenses	44	3,817,110,824	3,817,116,824	2,020,895,947	2,020,896,947	2,314,483,009	2,314,480,009
(C).......			164,737,560,827		116,508,118,077		141,[illegible]
Extraordinary charges	45	1,298,263,130	1,298,263,130	1,100,211,482	1,100,211,482	1,453,280,771	1,453,280,771
(E).......			166,035,823,957		117,608,329,559		143,281,815,846
Income tax	53	10,016,821,152	10,016,821,152	9,613,317,171	9,613,317,171	12,072,762,272	12,072,762,272
(G).......			176,051,645,109		127,219,646,730		155,354,577,818
Net income			16,084,581,900		15,704,719,771		20,265,675,861
			192,116,307,009		142,924,366,501		175,621,253,683

INCOME	Note	01-04-2000 to 31-03-2001		01-04-1999 to 31-03-2000*		01-01-1999 to 31-03-2000	
Sales	36		15,768,916,041		13,872,456,056		16,718,088,534
Services rendered	36		164,500,697,466		127,616,120,768		166,504,193,275
Capitalisation of own costs							
Subsidies							
Supplementary income and other operating income			503,604,537		97,580,671		171,888,618
(B).......			180,791,219,080		141,586,170,495		173,394,116,422
Gains in group and associated companies	44	13,870,796					
Interest received on bonds and investment securities	44	70,324,854		91,517,530		117,519,795	
Other financial income	44	1,033,760,314	1,117,955,964	561,241,823	652,759,353	643,205,045	760,724,840
(D).......			181,879,174,087		142,238,929,760		174,154,840,988
Extraordinary income	45		237,032,982		685,435,745		1,446,613,301
(F).......			182,116,207,009		142,924,366,501		175,601,253,583
Operating income			29,640,775,180		27,100,949,376		33,900,035,482
Financial costs, net			(2,499,160,860)		(1,368,137,584)		(1,553,755,269)
Current income			27,141,618,320		25,732,811,791		32,346,275,213
Income before income tax			26,080,383,052		25,318,036,942		32,338,437,823
Net income			16,084,581,900		15,704,719,771		20,265,675,861

* Unaudited

• The accompanying notes on the financial statements are an integral part of these Financial Statements

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD


TELECEL
vodafone

(Amounts expressed in Euros)

EXPENSES	01-04-2000 to 31-03-2001		01-04-1999 to 31-03-2000*		01-01-1999 to 31-03-2000	
Cost of goods sold	123,846,423		122,385,405		152,277,105	
Supplies and services	394,006,817	517,853,240	262,516,166	385,908,871	320,019,640	472,596,745
Employee costs						
Salaries and wages	42,502,192		33,831,506		41,740,451	
Social charges and other	17,081,806	59,583,998	19,120,135	52,951,641	24,285,[illegible]	66,026,080
Depreciation and amortisation	107,317,430		88,088,073		106,191,017	
Provisions	12,104,983	119,422,413	9,386,383	97,474,456	10,993,662	117,184,679
Taxes	18,701,439		13,887,854		18,881,880	
Other operating costs	38,624,411	57,326,851	20,830,044	34,717,898	23,124,192	38,985,072
[illegible]		753,785,641		571,648,876		683,785,846
Losses of group and associated companies						
Amortisation and provisions of financial applications and investments						
Interest payable and other financial expenses	18,042,098	18,042,098	10,080,181	10,080,181	11,544,560	11,544,560
[illegible]		771,827,889		581,130,057		707,336,139
Extraordinary charges	5,475,709	5,475,709	5,487,832	5,487,832	7,248,784	7,248,784
[illegible]		778,303,498		586,617,839		714,586,934
Income tax	49,958,705	49,958,705	47,951,024	47,951,024	60,218,884	60,218,884
[illegible]		828,262,114		634,568,865		774,805,808
Net income		80,129,897		78,334,812		101,089,782
[illegible]		908,391,811		712,903,798		875,895,590

INCOME	01-04-2000 to 31-03-2001		01-04-1999 to 31-03-2000*		01-01-1999 to 31-03-2000	
Sales		78,996,188		89,185,688		83,380,200
Services rendered		820,326,020		638,848,827		780,539,276
Capitalisation of own costs						
Subsidies						
Supplementary income and other operating income		2,611,988		188,845		887,726
(B)		901,933,154		708,223,341		864,806,201
Gains in group and associated companies	66,187					
Interest earned on bonds and investment securities	350,779		456,488		568,186	
Other financial income	5,160,375	5,576,341	2,798,452	3,264,950	3,208,293	3,794,480
(D)		907,209,495		709,484,790		868,600,681
Extraordinary income		1,182,316		3,418,944		7,214,879
(F)		908,391,811		712,903,798		875,895,590
Operating income		147,447,866		135,178,969		182,082,855
Financial costs, net		(12,466,757)		(6,824,242)		(7,750,114)
Current income		135,381,766		128,354,726		161,340,541
Income before income tax		130,088,402		126,285,836		161,308,436
Net income		80,129,897		78,334,812		101,089,782

* Unaudited

* The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter NA. Notes on the financial information presented in Euros).

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

TELECEL Vodafone

03
STATEMENT OF INCOME BY FUNCTIONS FOR THE FINANCIAL YEAR ENDED 31 MARCH 2001

(Amounts expressed in Portuguese Escudos)

	Note	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000*	01-01-1998 to 31-03-2000
Sales and services rendered	36	180,257,813,525	141,488,[illegible]	173,222,[illegible]
Cost of sales and of services rendered	52	61,071,741,327	50,208,149,859	89,316,053,436
Gross Profit		119,185,872,198	91,279,486,876	83,906,10[illegible],273
Other operational income		740,637,519	516,172,420	667,[illegible],800
Distribution costs		66,[illegible]	45,077,[illegible]	25,776,169,760
Administrative costs		22,559,638,660	18,731,848,736	23,349,022,560
Other operational costs		1,827,082,750	1,100,211,482	1,453,250,771
Operating income	55	28,579,543,012	26,686,174,[illegible]	33,[illegible],196,182
Net financial costs				
Profit/(loss) in subsidiary				
Profit/(loss) in other investments		(2,499,160,960)	(1,368,137,304)	(1,552,758,269)
Current income	63	26,080,383,052	25,318,036,942	32,329,437,920
Income tax before extraordinary items		10,015,821,152	9,613,317,171	12,073,762,272
Current income after income tax		16,064,561,900	15,704,719,771	20,256,675,651
Extraordinary income	63			
Extraordinary income tax				
Net income	63	16,064,561,900	15,704,719,771	20,256,675,651
Earnings per share		75	73	[illegible]

* Unaudited

• The accompanying notes on the financial statements are an integral part of these Financial Statements

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

TELECEL vodafone

(Amounts expressed in Euros)

	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000*	01-01-1999 to 31-03-2000
Sales and services rendered	[illegible],121,198	705,742,186	864,028,475
Cost of sales and of services rendered	304,624,581	250,442,164	445,[illegible]
Gross Profit	584,496,524	455,300,012	418,[illegible],479
Other operational income	3,698,284	1,577,081	2,830,857
Distribution costs	334,011,297	224,946,094	128,581,0[illegible]
Administrative costs	112,462,111	99,436,070	116,484,334
Other operational costs	9,113,351	6,487,552	7,248,734
Operating income	142,534,160	133,110,077	[illegible]
Net financial costs			
Profit/(loss) in subsidiary			
Profit/(loss) in other investments	(12,446,757)	(8,824,242)	(7,750,114)
Current income	130,088,403	124,285,835	[illegible]
Income tax before extraordinary items	46,958,706	47,951,024	60,218,684
Current income after income tax	80,129,697	76,334,812	101,[illegible]
Extraordinary income			
Extraordinary income tax			
Net income	80,129,697	[illegible]	101,[illegible]
Earnings per share	0.27	0.26	0.47

* Unaudited

* The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter N.5. Notes on the financial information presented in Euros).

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

TELECEL Vodafone

04
STATEMENT OF CASH FLOWS FOR THE FINANCIAL YEAR ENDED 31 MARCH 2001

(Amounts expressed in thousands of Portuguese Escudos)

	01-04-2000 to 31-03-2001	01-01-1999 to 31-03-2000
OPERATING ACTIVITIES		
Received from Customers	153,133,405	172,058,848
Payments to suppliers	[illegible]	[illegible]
Payments to employees	(11,616,507)	(12,553,282)
Payments related to income taxes	(15,485,223)	[illegible]
Other receipts/(payments) related to operating activities, net	(12,183,890)	(5,613,594)
Receipts related with extraordinary items	583	13,825
Payments related with extraordinary items	(122,318)	(52,088)
Cash Flows from operating activities (1)	32,730,431	[illegible]
INVESTMENT ACTIVITIES		
Cash receipts from:		
Financial investments		
Tangible fixed assets	187,100	55,200
Intangible assets		
Investment Subsidies		
Interest and other income	1,104,085	760,726
	1,291,185	815,926
Payments related to:		
Financial investments	(457,421)	
Tangible and intangible fixed assets	(60,289,564)	(47,750,388)
Other investments	(1,251,592)	
	(62,038,577)	(47,750,388)
Cash Flows from investing activities (2)	(60,747,392)	(46,914,478)
FINANCING ACTIVITIES		
Cash receipts from:		
Loans obtained	31,690,301	9,372,953
Increases in share capital		
Increases in additional paid-in capital		
Other financing activities		
Subsidies		
	31,690,301	9,372,953
Payments related to:		
Loans obtained		
Interest and related expenses	(3,504,837)	(2,246,778)
Dividends		(9,678,000)
	(3,504,837)	(11,924,778)
Cash Flows from financing activities (3)	28,185,464	[illegible]
Variation of cash and equivalents (4) = (1) + (2) + (3)	168,503	81,736
Effect of exchange differences		
Cash and cash equivalents at the beginning of the period	210,330	128,594
Cash and cash equivalents at the end of the period	378,833	210,330

* The accompanying notes on the financial statements are an integral part of these Financial Statements.

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

TELECEL
vodafone

(Amounts expressed in thousands of Euros)

	01-04-2000 to 31-03-2001	01-01-1999 to 31-03-2000
OPERATING ACTIVITIES	813.706	868,216
Received from Customers	(458,904)	(480,588)
Payments to suppliers	(54,880)	(82,816)
Payments to employees	(97,304)	(58,211)
Payments related to income taxes	(50,872)	(29,497)
Other receipts/(payments) related to operating activities, net	3	59
Receipts related with extraordinary items	(810)	(290)
Payments related with extraordinary items	183,289	247,146
Cash Flows from operating activities (1)		
INVESTMENT ACTIVITIES		
Cash receipts from:		
Financial investments	9	3
Tangible fixed assets		
Intangible assets		
Investment Subsidies	5,507	3,794
Interest and other income	6,446	4,070
Payments related to:	(2,431)	
Financial investments	(300,773)	(238,078)
Tangible and intangible fixed assets	(6,243)	
Other investments	(309,447)	(238,078)
	(303,097)	(234,008)
Cash Flows from investing activities (2)		
FINANCING ACTIVITIES		
Cash receipts from:	158,071	46,752
Loans obtained		
Increases in share capital		
Increases in additional paid-in capital		
Other financing activities		
Subsidies	158,071	46,752
Payments related to:		
Loans obtained	(17,482)	(11,222)
Interest and related expenses		(48,259)
Dividends	(17,482)	(59,481)
	140,589	(12,729)
Cash Flows from financing activities (3)		
	841	408
Variation of cash and equivalents (4) = (1) + (2) + (3)		
Effect of exchange differences	1,049	841
Cash and cash equivalents at the beginning of the period	1,890	1,049
Cash and cash equivalents at the end of the period		

The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter N/S. Notes on the financial information presented in Euros)

THE MANAGEMENT BOARD

THE CHIEF ACCOUNTANT

TELECEL Vodafone

05
NOTES ON THE FINANCIAL INFORMATION PRESENTED IN EUROS

The financial information presented in euros in this report complies with the Accounting Directive no. 21 with regard to accounting of effects of introducing the euro, approved on 29 October 1997 by the Accounting Standardisation Commission, and the Recommendations from the Portuguese Securities Market Commission concerning Financial Information Disclosed by Issuing Entities.

For accounting purposes the base currency of **Telecel Vodafone** is the escudo. The financial information presented in euros in the text and the financial statements with regard to 2001 and previous years is provided only for the convenience of readers and is based on the fixed conversion rate of PTE 200.482 to EUR 1. The values in euros result directly from the application, line by line, of the aforementioned rate and the rounding rules in force. There may be small differences between the sums of the parts and converted totals or between ratios calculated before or after the conversion of the respective factors.

The replacement of historical values in escudos with euros must be interpreted as information disclosed only of an indicative nature and not as representing, or able to represent, the values in euros on the dates referred to.

06
ALTERATION TO THE FINANCIAL AND REPORTING YEAR

In accordance with current legislation and after duly obtaining legal approval, **Telecel Vodafone** altered its financial and reporting year to the period running from 1 April to 31 March in order to coincide with the financial year and reporting policies of its major Shareholder, Vodafone.

Owing to this alteration, the year 1999 exceptionally included five quarters as the year of transition, running from 1 January 1999 to 31 March 2000. Therefore it is important to note that, unless otherwise stated, all references to the year 1999 made throughout this Report and Accounts cover the period from 1 January 1999 to 31 March 2000 and not the usual calendar year.

The year 2000 is the first year that the Company has adopted the new financial period. Therefore this Report and Accounts concerns **Telecel Vodafone's** activity in the twelve months ended 31 March 2001.

01
NOTES ON THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 MARCH 2001

(Amounts expressed in thousands of Portuguese Escudos)

INTRODUCTION

TELECEL - Comunicações Pessoais, S.A. ("**Telecel Vodafone**" or the "Company") was founded on 15 May 1991, and provides principally mobile telecommunication services under a 15 year license granted on 18 October 1991, by the Portuguese Government through the Portuguese Institute of Communications (ICP). The business activity of the Company is subject to the terms of this license.

On December 1998, Telechamada - Chamada de Pessoas, S.A. was merged into TELECEL - Comunicações Pessoais, S.A., the effective merger date being retrospectively applied to 1 January 1998. All assets and liabilities of the acquired entity were transferred to **Telecel Vodafone** based on the related book value as at 31 December 1997.

As a result of the merger, **Telecel Vodafone** began providing paging services that were previously provided by the acquired subsidiary. Following approval from the ICP on 27 October 1998, the original 15 year license granted to Telechamada on 29 April 1992, to provide direct paging services, was transferred to **Telecel Vodafone**. This new business activity of the Company is subject to the terms of this license.

In order to complete its offer of mobile telecommunications services, **Telecel Vodafone** applied to the ICP for operating licenses for indirect fixed telephone services and for direct fixed telephone services using FWA (Fixed Wireless Access). The licenses, both valid for 15 years starting 1 January 2000, were granted in 1999. Operation of the indirect fixed telephone services started at the date of the license, whereas the direct access service through **Telecel Vodafone's** fixed network, using FWA (Fixed Wireless Access) as the main support, started pilot operations in June 2000.

In June 1999, **Telecel Vodafone** started its internet operations as a service and content provider. The success of the new activity together with the need to specialise the commercial exploitation of each of the business areas, led to the creation on 9 October 2000 of a wholly owned subsidiary, TELECELONLINE - Comunicações e Serviços, S.A., for the establishment, management and operation of telecommunication infrastructures, the supply of telecommunication services and the development, management and operation of interactive content and services. **TelecelOnline** has a share capital of 5 million euros (PTE 1,002,410 thousand), represented by 5 million shares with a nominal value of 1 euro each.

The share capital is made up of cash and assets:
- 545,804 euros (PTE 109,424 thousand) in cash;
- 4,454,196 euros (PTE 892,986 thousand) through a transfer of fixed assets related to the activities to be developed by the company in the Internet sector

The fixed assets used by **Telecel Vodafone** for the cash pay-up of **TelecelOnline** share stock can be summarised as follows:

TELECEL
vodafone

Headings	Gross value	Amortisation	Net Value
INTANGIBLE ASSETS:			
Research and development costs	1,129,418	(300,582)	828,834
Intellectual property and other rights	10,4[illegible]	(1,8[illegible])	8,6[illegible]
	1,139,8[illegible]	(302,13[illegible])	837,7[illegible]
FIXED ASSETS:			
Plant and equipment	18,715	(3,119)	15,596
Transportation equipment	31,848	(15,00[illegible])	16,839
Tools and other equipment	409	(1[illegible])	2[illegible]
Administrative equipment	25,402	(4,843)	20,5[illegible]
	76,374	(21,402)	[illegible]
Total	1,21[illegible]	[illegible]	[illegible]

As part of **Telecel Vodafone's** continuing strategy to position itself as an integrated operator of telecommunications and information services, on 24 October 2000 **Telecel Vodafone** and Cfocus – Soluções de Marketing, S.A. created CELFOCUS – Soluções Informáticas para Telecomunicações, S.A., a joint venture for the development and marketing of Customer Relation Management (CRM) solutions for the telecommunications sector at both national and international level. **Celfocus** has a share capital of 100,000 euros (PTE 20,048 thousand) represented by 100,000 nominal shares with a nominal value of 1 euro each, of which **Telecel Vodafone** holds 45%. **Celfocus'** share capital was fully paid-up in cash at the date of the memorandum and articles of association.

The need to optimise the role of information technology (IT) as a support for the telecommunications market was a decisive factor behind **Telecel** Vodafone's decision to take an 80% share in NEXENTER – Centros de Tecnologia da Informação, S.A., incorporated on 22 February 2001, an IT service provider whose functions include the management of IT support infrastructures, the technical management and operation of information systems and the supply and management of connectivity to access software applications in the systems under its responsibility and the management of computer operations, both in-house and at the premises of business partners. **Nexenter** has a share capital, fully paid-up in cash, of 2,500,000 euros (PTE 501,205 thousand) represented by 2,500,000 shares with a nominal value of 1 euro each. **Nexenter's** operations started up on 1 April 2001.

In order to maintain a leading position in the Portuguese cellular phone market through the mobile-Internet convergence and UMTS development in Portugal, on 29 September **Telecel Vodafone** applied for a UMTS license, granted by a Government Act on 19 December following the call for tender for four nationwide UMTS licenses for the mobile international telecommunications systems. The license has a 15-year duration, ending on 11 January 2016, and **Telecel Vodafone** will be subject throughout to the legal obligations in force for the operations licensed.

As of January 2001, **Telecel** associated its brand with Vodafone, thus reflecting the Company's relationship with the worldwide mobile communications leading Group.

The following notes are numbered in accordance with the Portuguese Official Plan of Accounts (POC) approved by Decree Law no. 410/89, from 21 November, and modified by Decree Law no. 238/91, from 2 July. The note numbers that are not included relate to notes that are not applicable.

I - INFORMATION ON THE COMPANIES INCLUDED IN THE CONSOLIDATION AND OTHERS

NOTE 1
COMPANIES INCLUDED IN THE CONSOLIDATION

The companies included in the consolidation, as well as their Head Office, the consolidation methods used and the share capital held by **Telecel Vodafone** on 31 March 2001, can be summarised as follows:

Company	Head office	Telecel Vodafone share	Consolidation method
Parent Company			
Telecel - Comunicações Pessoais, S.A.	Lisbon		
Subsidiaries			
TelecelOnline - Comunicações e Serviços, S.A.	Lisbon	100%	Integral
Newsnter - Centros de Tecnologia de Informação, S.A.*	Lisbon	80%	Equity

* Activities started on 1 April 2001.

NOTE 3
ASSOCIATED COMPANIES

Company	Head office	Telecel Vodafone share	Consolidation method
Celfocus - Soluções Informáticas para Telecomunicações, S.A.	Lisbon	45%	Equity
Netsaúde - Gestão e Prestação de Serviços na área da Saúde via Internet, S.A.	Lisbon	40%	Cost

The only case where **Telecel Vodafone** has an indirect participation on 31 March 2001 corresponds to **TelecelOnline**'s share in the capital of Netsaúde.

Netsaúde only started its activities in February 2001, and therefore the cost method was used to account for that investment since using the equity method would be materially irrelevant within the consolidated financial statements taken as a whole.

NOTE 7
AVERAGE NUMBER OF PERSONNEL

The average number of personnel in the companies included in the consolidation in the period from 1 April 2000 to 31 March 2001 was 1,742 (01-04-1999 to 31-03-2000: 1,591 and 01-01-1999 to 31-03-2000: 1,527).

TELECEL vodafone

III - INFORMATION RELATING TO THE CONSOLIDATION METHODS

NOTE 13
DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated statements for the Group refer to the parent Company's annual statements, i.e. they are indexed to the period from 1 April 2000 to 30 March 2001 (see Note 14).

With the exception of **Nexenter**, which only started its activities on 1 April 2001 and which will have an accounting period equivalent to the parent Company, all associated companies are included in the consolidated financial statements by the equity method; for those that have an accounting period coinciding with the calendar year, and in order to adjust their figures in the consolidated financial statements the carryover of results obtained during **Telecel Vodafone**'s accounting period was taken into account.

The adjustments made have no significant influence over the information presented in the consolidated financial statements.

NOTE 14
COMPARATIVE FIGURES

Following the merger on 30 June 1999 between the Vodafone Group Plc and Air Touch Communications Inc., the majority stockholder in **Telecel Vodafone** changed its trading name to Vodafone AirTouch (Europe) B.V.. On 4 September 2000, through a change in the memorandum and articles of association, this denomination was changed to Vodafone Europe B.V. (see Note 57).

Due to the standardisation of accounting policies with the Vodafone Group and the requirement of consolidated information for Group reporting purposes, which differs from the annual reporting date normally used in Portugal, **Telecel Vodafone** successfully applied to the Portuguese Tax Authorities for the adoption of a tax accounting period different from the calendar year period.

Following this change, **Telecel Vodafone** adopted a 12-month accounting period beginning on 1 April 2000. The adjustment of this to the Company's previous procedures means that the accounts presented herein, referring to the period ending on 31 March 2001, are shown in comparison both to the previous unaudited period from 1 April 1999 to 31 March 2000 and to the previous audited period of 15 months from 1 January 1999 to 31 March 2000, subsequent to which **Telecel Vodafone** adjusted its accounting period. According to the explanation given as regards the parent Company, the subsidiaries used an accounting period corresponding to the one used by **Telecel Vodafone** (see Note 13).

The Company is fully convinced that the use of an accounting period that is not equivalent to the calendar year but which reflects the two-season tendency characterising the activities of **Telecel Vodafone** will not result in any distortion in the analysis of the Company's results, since most of the above mentioned deviations stem from normal growth in activities.

Although the period ending 31 March 2001 will be the first in which **Telecel Vodafone** presents consolidated financial statements, the Company considers that the values presented for this period are in every significant respect comparable to the values presented in the previous financial year for the same period since, as stated in the "Introduction" to these notes, the Internet activity which led to the creation of **TelecelOnline** on 9 October 2000 was already conducted by the parent Company.

NOTE 15

CONSISTENT USE OF VALUE CRITERIA

The main valuation criteria used for the preparation of the consolidated financial statements, as described in Note 23, are consistent for all companies included in the consolidation.

NOTE 18

CRITERIA USED FOR THE ACCOUNTING OF INVESTMENTS IN ASSOCIATED COMPANIES

Investments in associated companies are accounted for by **Telecel Vodafone** in accordance with the equity method, therefore the amounts relating to acquisition of such investments was increased or reduced by the proportional amounts corresponding to the net results for the period, both as financial gains or losses and as adjustments to the share taken in associated companies.

The share held by **TelecelOnline** in Netsaúde is, in that company's financial statements, accounted for at acquisition cost. Netsaúde was created in February 2001, and its movement until 31 March 2001 was practically non-existent, therefore not justifying the use of the equity method.

The capital share subscribed but as yet unpaid on 31 March 2001, corresponding to the Groups participation in Netsaúde, is accounted under the heading "Other creditors", as "Shareholders – Payable subscribed shares", with a value of PTE 112,270 thousand.

The most relevant information available as regards to the associated companies financial situation and activities during the period ending on 31 March 2001, and consolidated by the equity method, are as follows:

Company	Head office	Share capital 31-03-2001	Shareholders' equity 31-03-2001	Net results 31-03-2001	Share (%)
CelFocus*	Lisbon	20,048	50,872	30,824	45%
Nezenter	Lisbon	501,205	501,205		50%
		521,253	552,077	30,824	

* The amounts shown for Celfocus relate to both the period ended on 31 December 2000 and the first quarter of 2001

Summary of the financial information:

	31-03-2001	
	CelFocus*	Nezenter
Balance Sheet		
Net assets	194,806	501,205
Liabilities	148,934	
Shareholders' Equity	50,872	501,205
Share Capital	20,048	501,205
Statement of Income		
Income	191,358	
Costs	160,532	
Net Results	30,824	



IV - INFORMATION RELATING TO COMMITMENTS

NOTE 22
LIABILITIES RESULTING FROM UNDERWRITTEN GUARANTEES

On 31 March 2001, guarantees underwritten by **Telecel Vodafone** can be summarised as follows:

Heading	Value
Licensing for activities	715,000
Rentals	70,585
Other	22,550
Total	808,135

V - INFORMATION RELATING TO ACCOUNTING POLICIES

NOTE 23
BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES

The accompanying financial statements have been prepared on a going concern basis from the accounting records of the Group companies and are presented in accordance with generally accepted accounting principles in Portugal. The significant accounting policies used in the financial statements are consistent amongst the companies included in consolidation.

The significant accounting principles and policies used for the preparation of the financial statements are as follows:

a) Recognition of revenues and expenses

Revenues and expenses are recorded on the accrual basis.

Revenues for telecommunications services are recognised when earned. These services are billed on a monthly basis throughout the month. Unbilled revenues from the date of the last billing cycle to the end of the month are estimated based on actual volume and are accrued. Differences between estimated and actually billed revenues, which have not been significant, are recognised in the following period.

b) Intangible assets

Intangible assets are recorded at cost and consist principally of the following capitalised costs and expenses: (i) operating expenses incurred during the Company's start-up period, (ii) expenses related to the development of the network, (iii) costs related to the submission of the tender for a license to operate as a mobile telecommunications operator, fixed operator and Internet provider (iv) expenses which are directly related to the development of the Company's commercial operations, (v) costs incurred with the extension of the initial warranty period of the network equipment, (vi) expenses related to the technical support of the development and optimisation of the network operations, (vii) lease line installation fees and (viii) costs related to promotional campaigns for new businesses and acquiring new Customers.

The amortisation policy is directly related to the nature of the costs incurred, as follows:
- The tender costs are amortised on a straight-line monthly basis over the period of the license (15 years).
- The remaining intangible assets are amortised on a straight-line monthly basis over 3 to 5 years, depending on their nature, and commence from the date on which the costs are incurred.

c) Fixed assets

Fixed assets are stated at cost. Recurring maintenance and repair costs are charged as an expense in the period incurred. Significant enhancements and improvements are capitalised. Fixed assets are depreciated on a straight-line monthly basis from the date on which the assets are placed in operation. The rates used are defined in Decree-law 2/90, of 12 January and approximate the useful lives of the related assets as follows:

	Useful live (years)
Buildings and other constructions	10 to 50
Equipment	4 to 10
Software	3
Other	3 to 10

Depreciation of the tangible fixed assets directly related to the telecommunications network (with the exception of software applications) acquired up to 31 December 1995 was calculated according to the compound interest method. As of 1 January 1996, given the Company's development both in terms of number of services users and volume of telecommunications reception and transmission equipment, the Company decided to apply the straight-line method for the calculation of the depreciation of tangible fixed assets acquired after that date.

As a result of the continuous technological innovation, management revised with effect from 1 January 1996, the estimated useful life of the telecommunications network software from 6 to 3 years. Accordingly, all acquisitions subsequent to 31 December 1995, are depreciated over 3 years applying the straight-line method, and depreciation rates for network software until 31 December 1995, have been revised prospectively, the effect of which was recorded in "Other provisions" (see Note 46).

Within its core activity, **Telecel Vodafone** capitalises cellular phones for replacement at Customer-level while the equipment owned by the Customer is under repair by the manufacturer. Given the electronic equipment obsolescence indexes, together with the fast rate of degradation of equipment supporting this activity, **Telecel Vodafone** requested and obtained from the Tax Administration approval to use a digressive tax relief for those assets, while maintaining their useful life period (5 years).

d) Financial investment

Financial investment held by **Telecel Vodafone** in associated companies are accounted for by the equity method, with the exception of Netsaúde for which the cost method is used.

Values relating to financial investments in other companies are at cost.

e) Financial leasing

Assets acquired under finance lease contracts are accounted for as fixed assets, and the obligations under the finance leases, which correspond to the present value of the lease payments, are recorded as a liability (fixed assets suppliers) (see Note 47).

f) Inventories

Inventories are stated at the lower of cost or net realisable value. The cost is determined using the average cost method.

g) Accrued expenses and income, prepaid expenses and deferred income

Accrued expenses and income include expenses and revenues that are accrued in the current reporting period and which will be paid or received in subsequent reporting periods. Prepaid expenses and deferred income include expenses paid and revenues billed that will be recognised as expenses and income in subsequent reporting periods.

h) Customer contracts

Direct costs of acquiring Customers under a contract to remain with the Company for a specific period of time are deferred and amortised over the period of the contract (see Notes 49 and 55).

i) Provision for doubtful debts

The provision for doubtful debts is stated at the amount considered necessary to cover potential risks in the collection of accounts receivable balances.

j) Promotional program

In 1998, the Company developed a bonus scheme for Customers based on the value of airtime usage from 30 June 1997, in which access points are awarded for various promotions. The Company set up a provision for the related costs to be incurred based on the estimated volume of airtime points usage. Given that the Company has maintained this commercial strategy, the initial estimation, which was reinforced throughout the several accounting periods, is adjusted both as a function of the forecast usage of points by the subscribers and of their estimated useful life.

k) Stock option plan

Liabilities related with the Stock Option Plan for Management Board members and managerial staff (see Notes 45 and 60) are accrued as expenses on a proportional basis, taking into consideration the period of time during which the options to acquire the attributed **Telecel Vodafone** shares are vested. The accrual represents the difference between the market price of the related shares and the exercise price (see Note 23 n).

l) Income taxes

The Company is subject to corporation tax in accordance with Portuguese corporation tax legislation (see Note 53).

Until 31 December 1997, the Company did not account for deferred taxes. However, from 1 January 1998, and in accordance with the International Accounting Standard no. 12 (revised), which was adopted by the Company following implementation of the Portuguese Accounting Directive no. 18 in 1998, deferred taxes are provided for temporary differences arising from the recognition of income and expenses for financial reporting and for income tax purposes in different financial years (see Note 56).

During the period ended on 31 March 2001, and according to the generally accepted accounting principles which are at the core of the Company's financial statements, **Telecel Vodafone** chose to account in an adequately separate manner for deferred taxes (assets and liabilities), under the headings "Accrued Income" and "Accrued Expenses" (see Notes 53 and 55).

m) Pension scheme

In May 1998, **Telecel Vodafone** set up a defined contribution pension scheme covering all employees. The Company's pension cost for the year is the amount effectively contributed into the pension Fund (see Note 61).

n) Own shares

Following internal directives from the Vodafone Group, **Telecel Vodafone** acquired own shares on the stock market during the period ended on 31 March 2001, with a view to owning the full stock of shares committed under different stock option plans (see Notes 23 k, 58 and 60).

This acquisition of own shares fulfils all the legal requirements of applicable corporate legislation (Portuguese Company Code), and accounting was done in compliance with the dichotomy foreseen under the Official Accounting Plan between the face value and premiums and discounts.

NOTE 24
ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

In accordance with Accounting Directive no. 21, related to the accounting effects of the introduction of the euro, Telecel Vodafone has converted to escudos all assets and liabilities denominated in a foreign currency at the balance sheet date using the triangulation with the euro conversion rate.

The resulting exchange gains and losses are recorded in the statement of income.

VI - INFORMATION RELATING TO CERTAIN HEADINGS

NOTE 25
INTANGIBLE ASSETS

	31-03-2001	31-03-2000
Start-up costs:		
Start-up expenses	2,491,911	2,278,[illegible]
Tender study	278,682	278,582
Share capital issue costs	292,285	292,285
Network development and set up studies	1,701,135	1,701,135
Other start-up costs (a)	2,799,078	1,789,257
	7,467,801	6,337,942
Accumulated amortisation	(6,089,828)	(5,492,808)
[illegible]	1,398,073	845,134
Research and development costs (b)	6,484,564	5,526,539
Accumulated amortisation	(4,720,949)	(4,091,1[illegible])
[illegible]	1,763,615	1,434,3[illegible]
Intellectual property and other rights	245,219	231,142
Accumulated amortisation	(7,518)	(4,330)
[illegible]	237,701	226,812
Work in progress (c)	20,872,878	401,719
[illegible]	24,272,[illegible]	3,612,[illegible]

(a) "Other start-up costs" mainly represent costs of incorporation and of commercial [illegible] of the Company.
(b) "Research and development costs" mainly include costs incurred with engineering studies related with network planning, and costs related to promotional campaigns for the development of new services and new products in accordance with the Company commercial strategy.
(c) "Work in Progress" includes, for the current period, the cost of the UMTS license granted to Telecel Vodafone to the tune of PTE 20,000,000 thousand. This technology will only be available to Customers from 2002.

TELECEL
Vodafone

NOTE 27
FIXED ASSET MOVEMENTS

Assets	Opening balance 31-03-2000	Additions	Transfers	Disposals	Closing balance 31-03-2001
Intangible assets:					
Start-up costs	6,337,942	156,918	973,041		7,467,901
Research and development costs	6,098,534	989,150	169,124	(238,854)	6,464,884
Intellectual property and other rights	235,142	10,075			245,217
Work-in-progress	401,716	22,309,867	(1,702,134)	(34,882)	20,972,377
[illegible]	12,070,334	[illegible]	[illegible]	[illegible]	[illegible]

Assets	Opening balance 31-03-2000	Additions	Transfers	Disposals	Closing balance 31-03-2001
Fixed assets:					
Land and natural resources	757,882				757,882
Buildings and other constructions	14,956,139	3,680	3,041,832		18,001,345
Plant and equipment	81,888,333	774,810	28,580,884		111,244,027
Transportation equipment	1,580,175	137,320	418,641	(181,757)	1,954,379
Tools and other equipment	3,680,543	516,288	228,113	(297,587)	4,124,451
Administrative equipment	20,109,804	2,716,079	2,804,804	(380,141)	25,249,646
Other tangible fixed assets	11,367				11,367
Construction in progress	12,880,868	35,804,878	(34,847,194)		13,817,758
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Assets	Opening balance 31-03-2000	Additions	Equity	Closing balance 31-03-2001
Financial investments:				
Investments in Group companies		400,984		400,984
Investments in associated companies		169,407	13,871	183,278
Loans to Group companies				
Securities and other financial applications		29,320		29,320
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Amortisations	Opening balance 31-03-2000	Additions	Transfers	Disposals	Closing balance 31-03-2001
Intangible assets:					
Start-up costs	5,402,608	677,020			6,080,588
Research and development costs	4,081,170	818,002	59,188	(128,058)	4,730,946
Intellectual property and other rights	4,832	3,185			7,817
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Fixed assets:					
Buildings and other constructions	3,451,675	1,349,179			4,800,854
Plant and equipment (Note 34)	29,678,489	13,814,034	(278,749)		42,814,774
Transportation equipment	830,889	389,864	(10)	(158,423)	1,062,320
Tools and other equipment	2,131,280	680,872	1,945	(201,708)	2,621,782
Administrative equipment	12,850,238	4,072,359	(189)	(130,380)	16,801,028
Other tangible fixed assets	10,119	785			10,904
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]



Additional information related to tangible fixed assets:

	31-03-2001	31-03-2000
a) fixed assets in land belonging to third parties		
Network equipment	104,327,497	77,[illegible],841

NOTE 28
CAPITALISATION OF INTEREST ON FINANCING OF FIXED ASSETS

In the period ended 31 March 2001, as in other comparable periods, **Telecel Vodafone** did not capitalise interest related to the financing of fixed assets during the construction phase.

NOTE 32
EXPLANATION FOR EXTRAORDINARY PROVISIONS RELATED TO CURRENT ASSETS

The in-house commercial and logistical rationalisation that took place during the period ending 31 March 2001 allowed **Telecel Vodafone** to significantly optimise inventory rotation levels and thus reduce the provisions for their cover. Given this fact, the Company reduced provisions for inventory depreciation, aimed for covering the technological and commercial devaluation of phone and pager inventories (see Note 46), by PTE 445,740 thousand. In the equivalent 12-month period ended 31 March 2000, this provision was increased by PTE 421,749 thousand and in the last 15-month period, ended on 31 March 2000, by PTE 510,166 thousand.

In the 12-month period ended 31 March 2001, the Company destroyed obsolete inventories amounting to PTE 492,394 thousand (01-04-1999 to 31-03-2000 and 01-01-1999 to 31-03-2000: PTE 418,240 thousand).

NOTE 36
SALES AND SERVICES RENDERED BY ACTIVITIES

The net sales and services provided, was as follows:

Activity	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Sales of equipment and accessories	15,766,916	13,872,486	16,718,[illegible]
Services provided and others	164,520,598	127,616,121	1[illegible],504,723
[illegible]	180,287,514	141,488,607	175,222,187

TELECEL vodafone

NOTE 39
REMUNERATION OF THE MANAGEMENT BOARD

The remuneration of the Company Management Board was as follows:

	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Management Board (see Notes 60 and 61)	293,297	285,322	350,728

NOTE 44
INTEREST AND OTHER SIMILAR FINANCIAL EXPENSES AND INCOME

	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Expenses:			
Interest payable	1,284,787	719,207	821,588
Losses in Group and associated companies			
Exchange losses	1,287,873	554,269	884,717
Discounts granted for prompt payment	42,475	77,489	86,276
Other financial costs	882,172	689,904	821,884
Total	[illegible]	[illegible]	[illegible]
Income:			
Interest receivable	70,042	91,469	117,520
Gains in Group and associated companies	13,871		
Exchange gains	1,022,808	284,724	291,486
Discounts received for prompt payment	10,837	276,584	851,747
Other financial income	4	2	3
Total	[illegible]	[illegible]	[illegible]

TELECEL
Vodafone

NOTE 45
EXTRAORDINARY RESULTS

	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Expenses:			
Donations	35,167	28,316	30,[illegible]
Bad debts	483,428		
Losses on inventories	585,189	508,539	541,912
Losses on fixed assets	167,531	501,887	503,279
Fines and penalties	3,384	3,758	3,772
Increase in amortisation/provisions		275,086	273,086
Prior year adjustments	78,022	18,331	18,201
Other extraordinary losses	4,784	(254,269)	81,0[illegible]
Total	1,3[illegible]	1,160,211	1,4[illegible]
Income:			
Debt recovered	6,780		
Gains on fixed assets	84,881	28,856	32,213
Reduction on amortisation/provisions	31,0[illegible]	571,488	1,329,076
Prior year adjustments		12,737	12,787
Income tax adjustment	136,263	72,379	72,379
Deferred taxes			
Other extraordinary income	32		
Total	[illegible]	[illegible],437	1,44[illegible]

NOTE 46
MOVEMENT IN PROVISIONS

	Opening balance 31-03-2000	Increase	Decrease	Transfer	Closing balance 31-03-2001
Provision for doubtful accounts receivable (Note 23)	9,866,803	1,903,727	(341,220)		11,348,410
Other provisions	2,153,984	1,602,216	(583,575)	307,916	3,480,746
Provision for inventories depreciation (Note 21)	1,497,286		(445,749)		1,051,887
Total	13,[illegible]	3,405,944	(1,[illegible])	307,916	[illegible]

"Other provisions" include (i) a provision of PTE 2,868 thousand (31-03-2000: PTE 82,843 thousand) to cover the responsibilities related to a stock option plan for the Board of Management members and for the managerial staff of the Company (see Notes 23 k and 60), (ii) a provision of PTE 957,231 thousand (31-03-2000: PTE 735,934 thousand) to cover costs to be incurred with promotional program (see Note 23 j), (iii) a provision of PTE 860,583 thousand (31-03-2000: PTE 432.580 thousand) to cover costs of contingent liabilities in connection with the activation of Customers, as referred in Note 62, and (iv) a provision of PTE 1,180,000 thousand (31-03-2000: PTE 250,000 thousand) to cover the estimated depreciation of the Customer telecommunications billing system.

The change in the provision stated under (i) during the two periods under review results from the change in market value of the shares indexed to a stock option plan for members of the Board of Directors and the Company's managerial staff (see Notes 58 and 60).

TELECEL vodafone

The movement during the period for the reduction in the amortisation of the telecommunications network software, stated under the heading "Provisions" with an amount of PTE -307,918 thousand (01-04-1999 to 31-03-2000: PTE -457,128 thousand and 01-01-1999 to 31-03-2000: PTE -584,593 thousand) (see Note 23 c), which was transferred from "Other provisions" to "Tangible fixed assets - plant and equipment", is shown in the above table under the heading "Transfer".

The allowance for doubtful accounts receivable is based on the estimated risk related to collection of these accounts at the end of each period.

The amount of PTE -541,220 thousand shown under "Provision for doubtful accounts receivable", "Decrease" in the above table relates to the cancellation of fully provided claims based on the measures for simplification of pending legal cases foreseen under the 2000 State Budget and Decree-Law 114/98, of 4 May.

NOTE 47
FINANCIAL LEASING

On 31 March 2001, assets under financial leasing were as follows:

Heading	Gross value	Cumulated amortisation	Net value
Transport equipment	107,613	18,171	94,442

As indicated in Note 23 e), assets acquired under finance lease contracts are accounted for as fixed assets. To this end, on 31 March 2001 an amount of PTE 98,131 thousand is stated under the heading "Amounts payable to suppliers of fixed assets".

VII - OTHER INFORMATION

NOTE 48
COST OF GOODS SOLD

The cost of goods sold was calculated as follows:

	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Opening inventory	10,209,830	9,909,289	10,275,892
Purchases	34,160,198	33,089,163	39,925,268
Transfers to fixed assets	(604,259)	(460,782)	(107,400)
Inventory adjustments	(13,208,232)	(8,701,597)	(10,058,927)
Closing inventory	(5,770,549)	(10,209,830)	(10,209,830)
	24,784,682	24,588,273	38,525,815

TELECEL vodafone

Inventory adjustments include offers, internal consumption and the deferred Customers acquisition costs, as follows:

Inventory adjustments	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Offers	498,858	177,866	509,247
Internal consumption	871,405	558,812	634,080
Deferred Customers acquisition costs	11,788,188	7,854,820	8,713,650
	13,208,282	8,701,887	10,066,907

NOTE 50
INVENTORY HELD BY THIRD PARTIES

As at 31 March 2001 the inventory held by third parties amounted to PTE 90,944 thousand (01-04-1999 to 31-03-2000 and 01-01-1999 to 31-03-2000: PTE 90,944 thousand).

NOTE 51
RECEIVABLES AND PAYABLES FROM EMPLOYEES

	31-03-2001	31-03-2000
Receivables	77,780	38,148
Payables	10,220	4,180

NOTE 52
BANK LOANS AND OVERDRAFTS

As at 31 March 2001 and at 31 March 2000, the bank short term loans, in the amount of PTE 10,983,886 thousand (31-03-2000: PTE 6,358,655 thousand) are only related to overdrafts, and bear interest at market rates.

NOTE 53
INCOME TAXES

The Company is subject to corporation tax in accordance with Portuguese corporation tax legislation.

The Company's tax situation is subject to inspection and possible adjustment by the Tax Administration for a period of 5 years for the years prior to 1998, and for a period of 4 years for 1998 and subsequent years (ten years for Social Security taxes), with the exception of tax losses, which can be reviewed for a period of 10 years. The Management Board does not expect any significant adjustments to be made to tax returns arising from the Tax Administration review.

Following the approval of the 2000 State Budget, **Telecel Vodafone** used the current corporation tax rate of 35.2% for the period ended on 31 March 2001. The figure was 37.4% up to 31 December 1999.

The corporation tax (IRC) shown in the accounts as costs in the period ending on 31 March is adjusted by the accounting recognition of deferred taxes incurred during the period through the respective temporary differences.


TELECEL
vodafone

	01-04-2000 to 31-03-2001	01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
Corporation tax payable	10,419,519	9,153,393	11,612,762
Deferred taxes	(403,688)	438,924	460,000
Accounted corporation tax	10,015,821	9,613,317	12,072,762

The headings that resulted in the accounting of deferred taxes stated by the Company as accrued costs and income on 31 March 2001 are as follows:

	31-03-2001				31-03-2000	
	Temporary Differences (Assets)	Temporary Differences (Liabilities)	Deferred Tax (Assets)	Deferred Tax (Liabilities)	Temporary Differences	Deferred Tax
Provisions for doubtful debts	1,465,440		512,315		602,768	282,572
Provisions for sundry risks	1,331,237	91,138	468,095	32,081	1,231,678	453,581
Depreciation	83,270		31,071		396,184	138,456
Accrued expenses	1,254,861		445,231		471,173	165,863
	4,134,808	91,138	1,457,212	32,081	2,301,801	1,021,434

The corporation tax charge for the period ended 31 March 2001 was 38.2% (01-04-1999 to 31-03-2000: 38% and 01-01-1999 to 31-03-2000: 37.3%).

NOTE 54

STATE AND PUBLIC ENTITIES

	31-03-2001		31-03-2000	
	Receivable	Payable	Receivable	Payable
Value added tax (IVA)	349,852	698,839	231,135	1,891,281
Social security contributions		192,115		150,840
Withholding tax (income and corporation tax)		231,203		199,392
Corporation tax (IRC)		1,590,929		4,799,759
Other taxes (Local Authority Tax and Stamp Duty)		15,276		33,073
Total	349,852	2,729,284	231,135	7,074,383

The "Value added tax (IVA)" payable relates to tax payable to the Portuguese State, whereas the IVA receivable relates to tax payments made to foreign entities and recoverable by Telecel Vodafone directly from the foreign tax authorities.

TELECEL
Vodafone

NOTE 55

ACCRUED INCOME / DEFERRED COSTS AND ACCRUED EXPENSES / DEFERRED INCOME

	31-03-2001	31-03-2000
Accrued income:		
Trade receivables to be invoiced	10,435,514	6,481,048
Receivables from suppliers	5,317	22,787
Other accrued income	454,680	27,242
Deferred taxes (see Note 23) and deferred costs	1,447,212	
	[illegible]	[illegible]
Deferred costs:		
Rent	622,298	548,180
Spectrum fees		975,838
Insurance	13,748	6,219
Interest and additional costs of commercial rate and obligations		
Sales and Customer loyalty campaigns	10,758,824	6,479,784
Other deferred costs	1,173,045	884,818
Deferred taxes (see Note 23) and accrued expenses and income		1,027,434
[illegible]	[illegible]	[illegible]
Accrued expenses:		
Salaries payable	2,780,326	1,883,410
Financial charges	174,815	62,598
Interconnection costs	9,791,288	5,008,852
Commissions payable	719,899	608,488
Lease lines	1,225,862	711,976
Other	1,968,221	1,240,000
Deferred taxes (see Note 23) and deferred costs	82,080	
[illegible]	[illegible]	[illegible]
Deferred income:		
[illegible]	8,294,389	5,515,166

NOTE 56

SHARE CAPITAL

At 31 December 1998, the **Telecel Vodafone** share capital was represented by 21,500,000 common shares with a nominal value of PTE 1,000 each. The Company, at 6 July 1999, changed the nominal value of these shares to 5 euros each, which resulted an increase in share capital of PTE 51,815 thousand by utilisation of the legal reserve.

At 19 November 1999, **Telecel Vodafone** carried out a share split. For each share held, 10 new shares were issued; consequently, the nominal value of each share changed from 5 euros to 0.50 euros. Thus, the share capital as at 31 March 2001, is represented by 215,000,000 shares with a nominal value of 0.50 euro each.

TELECEL vodafone

NOTE 57

ENTITIES HOLDING MORE THAN 2% OF THE COMPANY'S CAPITAL STOCK

No changes are known to have occurred in the share structure of the Company from 31 March 2000 to 31 March 2001.

The Company's shareholders were as follows:

Holding entities	31-03-2001 Amount	31-03-2001 %	31-03-2000 Amount	31-03-2000 %
Vodafone Europe B.V.	10,987,719	50.89		
Vodafone AirTouch (Europe) B.V.			10,987,719	50.89
Others	10,584,096	49.11	10,584,096	49.11
Total	[illegible]	[illegible]	[illegible]	[illegible]

On 30 September 2000, Vodafone Europe, B.V. was the only recognised qualified shareholder in the Company, with a 50.89% shareholding. This Company, formerly designated Vodafone AirTouch (Europe), B.V., changed its trading name through a public deed dated of 4 September 2000 (see Note 14).

In accordance with the Company's Articles of Association, as modified by the shareholders at their meeting of 14 November 1996, the Management Board is allowed to increase the share capital up to a maximum amount of PTE 50,000 million in one or more phases, subject to the approval of the General Council.

NOTE 58

CHANGES IN SHAREHOLDERS' EQUITY

	Opening balance 31-03-2000	Increase	Decrease	Closing balance 31-03-2001
Share capital	21,561,815			21,561,815
Own shares				
Nominal value	(4,503)	378	(42,685)	(46,810)
Premium and discounts	(101,278)	10,523	(1,219,809)	(1,310,565)
Legal reserve	2,068,197	1,013,334		3,081,530
Additional payments				
Free Reserves	15,110,801	19,253,342		34,364,143
Other reserves				
Retained earnings		20,266,676	(20,266,676)	
Net income:				
01-01-1999 to 31-03-2000	20,266,676		(20,266,676)	
01-04-2000 to 31-03-2001		18,084,882		18,084,882
Total	[illegible]	[illegible]	[illegible]	[illegible]

TELECEL
Vodafone

By decision of the shareholders at their meeting of 30 June 2000, the distribution of the earnings for the 15 month period ended 31 March 2000 was made as follows: (i) increase of the legal reserve amounting PTE 1,013,334 thousand, (ii) increase of other reserves amounting to PTE 19,253,342 thousand.

In accordance with applicable corporate legislation, legal reserves must be increased by at least 5% of annual net income until that reserve represents 20% of the share capital. This reserve cannot be distributed to the shareholders, but can be used to increase share capital and to absorb future losses.

On 31 March 2001, **Telecel Vodafone** held 467,019 of its own shares, with an acquisition cost of PTE 1,357,371 thousand. During the period ended 31 March 2000, it held 4,492 own shares, with an acquisition cost of PTE 105,779 thousand (see Note 23 n).

NOTE 58

TRANSACTIONS WITH SHAREHOLDERS AND AFFILIATES

Significant transactions with **Telecel Vodafone**'s major shareholder's affiliates are as follows:

	Transactions value from 01-04-2000 to 31-03-2001		Transactions value from 01-04-1999 to 31-03-2000		Balance at 31-03-2001	Balance at 31-03-2000
Company	Income	Cost	Income	Cost	Payable	Receivable
Vodafone Group Plc and associated undertakings	1,763,082	2,346,349	1,376,980	1,886,247	239,494	34,880
CelFocus		140,400			40,800	
Netsaúde (a)					112,270	

(a) The amount payable to Netsaúde corresponds to the capital share subscribed but as yet unpaid (see Note 18).

Furthermore, at 31 March 2001 the Company has a loan granted by Vodafone International Holdings, Ltd, amounting to 240 million euros, which is recorded as a liability under the heading "Other shareholders" to the amount of PTE 48,115,680 thousand (31-03-2000: PTE 21,050,610 thousand). This loan is made up of two credit lines, the first totalling 100 million euros and the second 150 million euros, of which 140 million euros were committed on 31 March 2001. The repayment period is the same for the two lines, 6 months, with deferred interest during the contract period at the Euribor rate plus 0.6% in the first case and at the Libor rate for euro contracts plus 0.325% in the second. Interest incurred during the period amounted to PTE 1,170,500 thousand ((01-04-1999 to 31-03-2000 and 01-01-1999 to 31-03-2000: PTE 591,000 thousand)).

NOTE 60

STOCK OPTION PLAN

The stock option plans in place for the current members of the Board of Directors and for the Company's managerial staff, made up of **Telecel Vodafone** shares, can be summarised as follows:

Date of approval	Stock options granted	Unit price (Pte)	Stock options cancelled	Stock options taken	Stock option not yet taken
Jan-97	760,000	795		730,000	0
Dec-98	98,000	3,508	28,354	28,382	41,234
Jun-99	282,550	2,485	4,667	4,850	273,000
Sep-99	84,050	2,280		0	84,050
May-00	5,000	3,488		0	5,000
Sep-00 (a)	506,556	3,087		0	506,556
Dec-00 (b)	23,250	2,485		0	23,250
Total	1,749,336		63,001	761,185	936,198

TELECEL Vodafone

Maturity of each of the stock option plans vested on 31 March 2001 is summarised in the following table:

Exercise date	Jan-97	Dec-98	Jun-99	Sep-99	May-00	Sep-00 (a)	Dec-00 (a)	Total
1998	250,000							250,000
1999	250,000							250,000
2000	250,000	28,384	84,187	88,018				[illegible]
2001		20,886	91,[illegible]	28,017	1,[illegible]	127,138	5,807	[illegible]
2002		20,888	91,830	28,017	1,887	127,139	5,807	270,129
2003					1,887	127,139	[illegible]	134,814
2004						127,139	[illegible]	132,947
Total	750,000	57,[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

(a) Stock option plans offered after September 2000 can only be exercised when both the [illegible] conditions and the Company's stock performance criteria are fulfilled. The [illegible] will only be deemed to be filled when, at the date of the relevant evaluation, Telecel Vodafone's TSR (Total Shareholder Return) is equal to or higher than the median TSR of the other companies in BM30.

The right to exercise the stock options in each of the plans ends 7 years after granting.

During the period ended 31 March 2001, the beneficiaries of the stock option plans exercised their option for 8,583 shares of **Telecel Vodafone**, which resulted in a net liability under the heading "Payroll expenses" of approximately PTE 808 thousand, deducted from the provision from previous periods (see Note 46).

In the period under review, **Telecel Vodafone** reduced the provision for costs to be incurred with the above mentioned stock option plans by PTE 79,975 thousand.

NOTE 51

COMPLEMENTARY PENSION SCHEME

During its December 1997 meeting, the Company's General Council approved a complementary pension scheme (defined contribution) covering all employees, including Board members. On 1 May 1998, **Telecel Vodafone** set up the aforementioned scheme, funded by both the Company and its employees' contributions, which covers all permanent employees with more than 6 months' service. The Pension fund is managed by an independent fund management Company.

In accordance with the terms of the Plan, the Company is committed to make contributions equivalent to between 1% and 5.75% of the annual salary of each employee, depending on both the percentage of the employee's own contribution and age.

In the period ended 31 March 2001, the contribution made by the Company amounted to PTE 178,052 million ((01-04-1999 to 31-03-2000: PTE 193,276 million and 01-01-1999 to 31-03-2000: PTE 215,725 million) and it was accounted for as a payroll cost.

Employee contributions are vested benefits upon payment. If an employee decides to leave the Company, contributions made by the Company also become vested benefits; however, the percentage of the Company's contribution that becomes vested benefits depends on the employee's time of service, as follows:



Employee's time of service	>1<3 years	>3<5 years	>5<8 years	>8<10 years	>10 years
% of vested benefit	10	25	50	80	100

NOTE 82
CONTINGENCIES

Activation of Customers

The procedures adopted by the Company in connection with the activation of a significant portion of its Customers can give rise to liabilities which, depending on legal interpretation, can be estimated to be between PTE 4,250,000 thousand and PTE 5,850,000 thousand as at 31 March 2001 (31-03-2000: PTE 2,850,000 thousand and PTE 3,700,000 thousand).

Management believes that based on legal advice received, no provision should be made in the financial statements for these contingencies.

NOTE 83
STATEMENT OF INCOME BY FUNCTIONS

a) Reconciliation of the extraordinary income in the statement of income by nature with the statement of income by functions

The statement of income by functions was prepared in accordance with the Accounting Directive no. 20. The concept of extraordinary income in this statement is different from that of Official Portuguese Chart of Accounts (POC) to that of the statement of income by nature. Consequently, extraordinary income recorded in the statement of income by nature (see Note 46) has been reclassified to other operational income and to other operational costs, amounting PTE 237,033 thousand and PTE 1,298,264 thousand (31-03-2000 (12 months): PTE 685,437 thousand and PTE 1,100,211 thousand and (15 months): PTE 1,446,413 thousand and PTE 1,453,251 thousand), respectively.

The reclassification effect is as follows:

	Statement of income 01-04-2000 to 31-03-2001			Statement of income 01-04-1999 to 31-03-2000			Statement of income 01-01-1999 to 31-03-2000		
	By nature	Reclassifications	By function	By nature	Reclassifications	By function	By nature	Reclassifications	By function
Operating income	29,640,775	(1,061,230)	28,579,543	27,100,949	(414,774)	26,686,175	33,600,034	(6,838)	33,593,196
Financial cost	(2,499,150)		(2,499,150)	(1,388,130)		(1,388,130)	(1,653,758)		(1,653,758)
Current income	27,141,619	(1,061,230)	26,080,389	25,732,812	(414,774)	25,318,038	32,346,275	(6,838)	32,339,437
Extraordinary losses	(1,061,230)	1,061,230		(414,774)	414,774		6,838	6,838	
Net income	19,084,582		19,084,582	15,704,720		15,704,720	20,288,876		20,288,876

b) Cost of sales and services

	01-04-2000 to 31-03-2001			01-04-1999 to 31-03-2000	01-01-1999 to 31-03-2000
	Goods	Services	Total		
Opening inventory	10,209,830		10,209,830	9,309,768	10,973,682
Production and purchase entries	34,160,166	36,282,859	70,443,025	59,882,081	95,716,575
Inventory adjustment	(604,236)		(604,236)	(460,752)	(10,086,827)
Transfers to fixed assets	(13,206,232)		(13,206,232)	(8,701,597)	(107,404)
Closing inventory	(5,770,646)		(5,770,646)	(10,209,830)	(10,209,830)
Cost of sales and of services provided	24,788,882	36,282,859	61,071,741	60,209,150	89,316,068

NOTE 54
SUBSEQUENT EVENTS

On 16 April 2001, the **Telecel Vodafone** Foundation for the Development of the Information Society was created. This institution, with an initial grant of PTE 1,000,000 thousand, is the result of commitments undertaken by **Telecel Vodafone** at the time it obtained its UMTS license.

The new Foundation will aim to promote scientific and technological research contributing to development of the Information Society, to promote training and professional qualification in the telecommunications and IT sectors, to develop special social integration projects, to promote development of content and initiatives benefiting the Portuguese language and culture on the Internet, and to support the development of Portuguese companies in the computer and telecommunications sectors.

In order to minimise the impact of the compulsory adoption of the euro as internal currency as of 2002, **Telecel Vodafone** changed its software systems from Portuguese escudos to euros in April 2001. Taking into account the complexity of **Telecel Vodafone**'s billing systems, adoption of the euro as the monetary unit for billing is only forecast for the third quarter of 2001.

THE CHIEF ACCOUNTANT THE MANAGEMENT BOARD

02
NOTES ON THE STATEMENT OF CASH FLOWS FOR THE FINANCIAL YEAR ENDED 31 MARCH 2001

(Amounts expressed in thousands of Portuguese Escudos)

(Amounts expressed in thousands of Portuguese Escudos)	31-03-2001	31-03-2000
Cash in hand	16,30[illegible]	7,3[illegible]
Cash at banks	3[illegible],621	202,8[illegible]
	378,[illegible]	210,[illegible]

THE CHIEF ACCOUNTANT

THE MANAGEMENT BOARD

The Portuguese Securities Market Commission, in compliance with that stipulated in no. 3 of article 250 of the Securities Code, excused the publication of individual financial statements.

*The financial documents that **Telecel Vodafone** was excused to publish, together with the remaining ones, are available for consultation in the Company's headquarters as established in the Securities Code.*

TELECEL vodafone

Report and Accounts 1996


DEC 11 2001




TELECEL
COMUNICAÇÕES PESSOAIS, S.A.

c o m u n i c a ç õ e s   p e s s o a i s ,   s . a .





ISSN:0873-7274



TELECEL comunicações pessoais, s.a.

Report and Accounts

report and accounts

report and accounts

96



TELECEL





Pop Art appeared in the 50's as an aesthetically appealing way to portray the then emerging mass consumer society. Instead of producing art that would be affordable only by the rich people in society, and which would succumb to current artistic codes, the creators of **Pop Art** tried to appeal to a much broader slice of the population through trying to understand its needs and demystifying some of this segment's often misunderstood concepts.



Using common references and materials, and by allowing the reproduction of its products, **Pop Art** created new tastes and art for the general public.



Essentially, it produced an acessible art form in terms of cost and taste. By molding and reinforcing its values - especially the freedoms of communication and association - **Pop Art** has pioneered many of the complex developments which have helped shape the society in which we live today.

As a pioneer in the Portuguese mobile telecommunications sector, **Telecel** has helped destroy the myth that cellular phones are meant only for the elite of society. **Telecel** has made mobile communications accessible and meaningful to the mass consumer, by making services affordable, but also by understanding the needs and behaviors of the Customer. By appealing to the professional and personal usage of Customers, **Telecel** is demanded by a broad array of society.

Through offering quality products and developing long term relationships with Customers, **Telecel** has created new levels of convenience, allowing people to have a higher quality of living.

Today, telecommunications is an expression of freedom to communicate and associate: **Telecel** is proud to have contributed to this enhanced lifestyle.

TELECEL comunicações pessoais, s.a. 



TELECEL comunicações pessoais, s.a.

Report ... ções pessoais, s.a. Report and Accounts 1996, comunicações pessoais, s.a

PRESIDENT

PRESIDENT

A few words from the PRESIDENT

PRESIDENT

The major milestone during 1996 was no doubt the listing of the Company in Lisbon's Stock Exchange, by a national and international sale of its stock.
The price per share set at 7 950$00 (escudos) in the Initial Public Offering (IPO) corresponds to an eightfold increase of the capital invested by the initial Shareholders. The amounts traded in the stock exchange have placed the Company among the top ten of the national ranking.
The Company now has about 5 000 new Shareholders, ranging from investment funds to private individuals, as well as **Telecel**'s own Customers, Agents, and Employees.
During 1996, **Telecel** continued to mark its position as one of the major Agents involved in the liberalization process of Telecommunications in Portugal, and an important driver for the development of cellular communications services.
The Portuguese cellular market had record breaking growth in 1996, with the addition of close to 300 000 new subscribers. It is estimated that the total number of subscribers at year end has reached 630 000, corresponding to an estimated penetration rate of between 6.3% and 6.6% of the total population.
The share of the cellular market in the total revenues of the telecommunications services has also shown a steady increase. It is estimated that the total revenues from the telecommunications services have reached between 470-490 million contos (thousand of escudos) in 1996, with cellular services contributing as much as 19% of that amount.
The distinction between fixed and mobile services is getting smaller all the time: the major issue is to know which technology will be used to access the final Customer ("local loop") for voice communications and less demanding data communications (narrow band).
Thus, it is obvious that there is room for growth for a Company such as **Telecel**, which uses the GSM standard as its most important technology basis, and that in the future shall always try to use (after obtaining the necessary licenses) the technologies (namely radio technologies) which are most adequate to ensure the full communication needs of its Customers.
For the development of our Economy and our Society, and for the improvement of the quality of life of the citizens, the existence of a low price and good quality, diversified communication service is of paramount importance. The best way to achieve this goal, as demonstrated by **Telecel**'s example, is to liberalize the market and to expose it to a competitive situation.

This liberalization means not only the granting of new licences, but also the creation of equal opportunity and minimum interdependence among the competitors. Regulatory activity is highly relevant for the achievement of these goals and must, as one of its priorities, avoid any situations of abuse and unfair market competition. During 1996 and early 1997, positive steps were taken to more clearly define the schedule for the liberalization in Portugal, in conjunction with similar steps around the E.C.
During 1996, **Telecel** had close to 7.3 million contos of net profits.
The total **Telecel** revenues during 1996 attained 58.8 million contos and its Customer's Base exceeded 330 000 at year end. Since the beginning of its services to the public (end 1992), the Company has recorded annual growth rates of around 100%.
It has been a permanent challenge for all who work for **Telecel** to try to satisfy the requirements of an ever increasing Customer Base. This has required, and will continue to require, continuous refinement.
For 1997, we forecast a favorable evolution of the results and activities of our Company (in the absence of abnormal framework and market conditions). The valuation of **Telecel** is our major concern and we hope to be able to continue to satisfy the expectations of our Shareholders and to deserve their confidence.

PRESIDENT



António Carrapatoso
President of the Board of Management

{contents

TELECEL comunicações pessoais, s.a.



report of

TELECEL COMUNICAÇÕES PESSOAIS, S.A.

Report and Accounts 1996, comunicações pessoais, s.a. Report and Accounts 1996, comunic

the board

REPORT OF THE BOARD OF MANAGEMENT

s pessoais, s.a. Report and Accounts 1996. comunicações pessoais, s.a.





As a tribute to Andy Warhol





Diversity to conquer modern society.

INTRODUCTION

A Summary of 1996

Corporate Bodies

The History of the Company

Macroeconomic Framework

1.

TRODUCTION

manag summary of 1996

- During 1996, the Company had, once more, a high ***growth*** rate; the following figures were calculated in relation to those for the previous year:
  - total sales growth: 82% (attaining 58.8 million contos)
  - Customer Base growth: 87% (attaining a total of 331 388 Customers)
  - increase of the total Staff headcount: 41% (667 at year end)
- It was also a year during which the Company significantly increased its ***profitability*** (even taking into consideration that in 1996 the Company attained for the first time an effective tax rate corresponding to close to 37%); the profits before taxes attained 11.6 million contos; (that is 376% more than in 1995); the operating cash flow attained a total of 19.6 million contos (138% more than in 1995); the after tax profits attained a total of 7.3 million contos (204% more than in 1995).
- The Company's ***investment*** level was also higher in 1996 due to the permanent effort to improve the coverage and quality of the network, and the need to expand its capacity to meet the Customer Base growth; thus, the total amount of the investments made attained 14.8 million contos, the major part of which (11.0 million contos) was spent on the network.
- The ***total cellular market*** had a record breaking increase of 300 000 new Customers in 1996, reaching at the end of the year a 6.3% to 6.6% estimated penetration rate (considering the total population).
- The ***regulatory framework*** remained essentially unchanged during 1996, although it must be highlighted that a more definitive schedule was set for the liberalization, confirmed by E.U. in early 1997, and which will allow the Company to install as soon as 1997 (if considered to be advantageous for the Company) its own infrastructure or use a third party's infrastructure (in addition to that owned by the "public operator") to establish direct interconnections with other operators in January 1999.
- The ***macroeconomic framework*** had a favorable evolution in 1996. The portuguese economy had a growth rate of between 2.5% to 3.25 % which is more than 1% higher than the E.U. average.

1996 } summary

Amounts in escudos x 1 million	*1996*	*1995*	*Δ%*
Total revenues	58.8	32.4	82
services	52.6	28.6	84
others	6.2	3.8	65
Operating cash flow	19.6	8.2	138
Income before taxes	11.6	2.4	376
Income after taxes	7.3	2.4	199
Total investment and fixed assets	14.8	11.3	31
network	11.0	8.0	38
others	3.8	3.3	15
Total bank debt	15.9	17.5	(9)
Subscribed capital	21.5	15.0	43
Shareholders equity	22.2	14.9	49

Total values	*1996*	*1995*	*Δ%*
Number of new Customers	154.028	88.792	73
Total number of Customers at year end	331.388	177.360	87
Total Staff at year end	667	472	41

Corporate Bodies 2

The following was the composition of Telecel's corporate bodies on 31/12/96:

General Council

TELEPRI - represented by Américo Ferreira de Amorim (President)

AIRTOUCH - represented by Vernon Hugh Lloyd Tyerman

Patrick Miguel Guerry Monteiro de Barros
Jeffrey David Clark
Francisco Roman Riechmann
Barbara Ann Riker
Edward Alfonso Salas

General Assembly Board

Carlos Manuel Chorão Tavares Aguiar (President)
Alexandre Jardim de Oliveira (Secretary)
Ângela Maria Raposo da Silva e Sousa (Secretary)

Chartered Accountant

Amável Calhau, Justino Romão, J.M. Ribeiro da Cunha & Associados, Sociedade de Revisores Oficiais de Contas, represented by José Maria Ribeiro da Cunha

Independent Accountants

Price Waterhouse

Board of Management

António Rui de Lacerda Carrapatoso (President)
António Vaz Branco
António Manuel da Costa Coimbra
Nuno J. F. S. de Oliveira Silvério Marques
Wayne James Ross

History of The Company 3

Telecel's project started to take shape in 1990, when as a result of the statements by the Portuguese Government expressing its intentions to initiate the liberalization process of the telecommunications sector by opening the mobile communications market, a consortium was created to tender for the granting of a GSM/land mobile service license.
Telecel was incorporated in May 1991 and stated its intention to bid in June of the same year. The GSM license was granted to **Telecel** on the 18th October 1991.
Telecel started its services to the public on the 18th October 1992.
In 1994, at the end of its second year of operation, the Company had a positive operating cash flow.
In 1995 the Company had for the first time positive net results.
In December 1996, the Company was listed in the stock exchange after offering to public subscription a number of stocks corresponding to 39.1%.



establishment of the consortium
GSM call for bids
creation of Telecel
presentation of the bid
granting of GSM license
start of service to the public
positive operating cash flow
positive net results
IPO
Oct 90
April 91
May 91
June 91
18 Oct 91
18 Oct 92
1994
1995
Dec 96

Macroeconomic Framework 4

After a slight slowdown in 1995 the ***European Union*** economy had once again a moderate growth in 1996 (about 1.5% actual growth rate).
The ***portuguese economy*** had a growth rate of between 2.5 % and 3.25 % in 1996, which corresponds to a more than 1% positive growth rate when compared to the European Union average.
The ***private consumption*** had a more dynamic behavior than in 1995, with an actual growth rate close to 2%. The information available at the end of the year was somewhat contradictory as the consumer confidence factors were still at quite modest levels, although higher than for 1994 and 1995.
The ***investment*** from mid-1995 on, had a more dynamic behavior during 1996, with a actual growth rate of close to 5%, contributing to a better performance of the economy. This indication is consistent with additional information available in relation to the production of equipment goods and imports: the industrial production index for investment goods grew by 5.4% between January and November, with capital imports growing by more than 10% over the same period.
Exports and imports had a high actual growth rate during the year. The corresponding actual growth rates were 9 % for Exports and 8.5% for Imports.


MAJOR ECONOMIC INDICATORS (estimated)
percentage
2.5-3.25
GDP growth rate
3.3
Consumer Price Index
4.0
Deficit/GDP
7.3
Unemployment Rate
1996
Source: european commission

The ***public deficit*** had a significant improvement in relation to 1994 and was around 4% of the GDP that is very close to its initial target. Prices also had a favorable behavior during the year, with the official *inflation* rate decreasing to 3.3% at year end.
Despite the more than 12% growth rate of the Exports, the ***trade balance*** remained at a deficit (close to 13% of the GDP) with the Current Transactions Balance showing a negative balance of more than 800 million contos, an increase of almost 250 million contos when compared with the previous year.
The escudo ***exchange rate*** remained stable despite a slight increase in relation to the German Mark and the *reduction of the interest rates.*
For the first time since 1993, the unemployement rate dropped by 3.1% in December. The average ***unemployment*** rate for the fourth quarter was 7.2% as against 7.3% for the same period of the previous year. For the whole year, the *unemployment rate* increased by 0.1%, to attain a total of 7.3%.
As it was the case in previous years, the macroeconomic policy was driven in 1996 by a major goal and was geared by the need to create the required conditions to satisfy the ***convergence criteria*** set by the Maastricht Treaty, to allow the country to join the ***Monetary Union*** in 1999. The evolution of the public accounts, prices, and interest rates was a reflection of these factors.



TELECEL COMUNICAÇÕES PESSOAIS, S.A.

Report and Accounts 1996

TELECEL'S STRATEG

The Company's Business and the Strategy

The Cellular Market

The Customers and the Service Offered

The Generated Revenues

Evolution of the Costs

Capital Expenditures

Human Resources

Profitability

ND INVESTMENTS

Report and Accounts

TELECEL COMUNICAÇÕES PESSOAIS, S.A.


The Company's Business and the Strategy
The Cellular Market
The Customers and the Service Offered
The Generated Revenues
Evolution of the Costs
Capital Expenditures
Human Resources
Profitability
TELECEL`S STRATEG

As a tribute to Lichtenstein


GEE... JOE IS ALWAYS LATE, NOW HE'S GONNA HEAR FROM ME!

The vitamin against anxiety.

5 Company's Business and Strategy

Telecel has, as its main business, the satisfaction of its Customers mobile communication needs, operating in the cellular and paging market (through its subsidiary **Telechamada**).
The Company continuously reviews the evolution of the whole telecommunications sector so as to correctly situate its present business and detect other possible business opportunities in which to apply efficiently its competencies, always with the goal of increasing the value of the Company.
The strategy of the Company for its cellular business comprises mainly the creation of a competitive offer for its Customers based on the quality, the innovation, and differentiation of the service offered. The Company intends to reach all the various cellular market segments (from business to Consumer), especially trying to reach the most valuable Customers in each segment.
Telecel makes a permanent and constant effort to create and consolidate its own competencies which are essential for the present and future success of the current business as well as any other business in which the Company may take part.

6 Cellular Market

In 1996, the total number of Customers of the cellular service increased by close to a record figure of 3% of the total population; it has been estimated that the total number of Customers at year end was between 630 000 and 660 000.

PORTUGUESE CELLULAR MARKET GROWTH


700 000
600 000
500 000
400 000
300 000
200 000
100 000
0
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
101,231
173,508
348,183
>630,000
1994
1995
1996
Penetration
Customers

In 1996, the ***consumer sector*** had a steep growth, overtaking the business sectors in terms of new activations.
The ***competitive environment*** between **Telecel** and its direct competitor, TMN, was maintained in 1996, which was stimulating in terms of market growth and the creation of better and less expensive offers for the final Customer. TMN is supported by Portugal Telecom that owns 100% of TMN.
At the end of 1996 **Telecel** had to adjust its commercial policy to face some aggressive terminal subsidising practices introduced in the market.
In 1996, **Telecel** has consolidated its advantage in terms of total revenues and service revenues.
The ***regulatory framework*** did not change significantly during 1996. Thus, **Telecel** did not have the possibility to install its own network, to use alternate third party networks, or to establish direct interconnections with other operators. The interconnection tariffs (circuits and inter operation) are basically the ones established by ICP for 1995 and 1996.
In early 1997, the European Commission, after negotiations with the Portuguese Government, has established the following ***schedule for the liberalization.***

OWN INFRASTRUCTURE (mobile operators)	immediate
LIBERALIZATION OF THE ALTERNATE THIRD PART NETWORKS	July 1st, 1997
DIRECT INTERCONNECTION (mobile operators with other operators)	January 1st, 1999
TOTAL LIBERALIZATION (voice fixed service)	January 1st, 2000

Meanwhile, in 1996, the Portuguese Government has liberalized the satellite services and those designated as closed group of users, announcing its intention to do likewise in relation to public phones.
In August 1996, **Telecel** and private operators carried out a negotiation process with the public operator aimed at establishing the interconnection conditions for 1997; at the end of December 1996, this process was concluded with success as the ***circuit*** and ***interconnection tariffs*** applicable to **Telecel** were reduced by 15% to 20%.

Customers and the Service Offered 7

¤ EVOLUTION OF TELECEL'S CUSTOMER BASE

In 1996, **Telecel**'s Customer Base continue to grow at a very fast rate increasing by 87%. The Customer Base went, thus, from 177,360 at the *beginning of the year to* 331,388 at year end 1996. The following chart shows the evolution in the total number of **Telecel** Customers and the total number of Customers added each year:

TELECEL CUSTOMER GROWTH



350 000
300 000
250 000
200 000
150 000
100 000
50 000
0
1993
1994
1995
1996
total Customers
new Customers

In 1996, the growth took place mainly in the consumer segments (personal and mixed usage), while the growth of the professional segments was much lower than in previous years. As an example, we may quote that the percentage of new individual Customers (non-business Customers) was higher than 60%.

The churn rate increased slightly from 16.7% to 17.6%, a variation inherent to the penetration of new market segments.

CHURN RATE



20%
15%
10%
5%
0%
17.0%
16.7%
17.6%
1994
1995
1996

Note: the churn rate is calculated as (Deactivations-Reactivations)/Average Nº of Customers

¤ DIFFERENTIATION FACTORS

Telecel maintained its stance and differentiation in the market based on *three main vectors:*

- Network Coverage and Quality
- Customer Support Services
- Marketing Innovation / Distribution Channels

Network Coverage and Quality

In 1996, **Telecel** maintained a high level of investment in its cellular network, significantly increasing the capacity of the network - more than 40% in the urban areas of Lisbon and Oporto - quality improvement and coverage widening in continental Portugal and Madeira Island.

Customer Support Services

In 1996, the Customer care area was much reinforced in order to follow the evolution in the number of Customer calls. The quality of Customer care was a permanent concern, addressed by the training of new staff and upgrading

courses for the present staff as well as by the introduction of sophisticated computer based tools to improve the quality of Customer support services. Also in the area of technical assistance to terminal equipment, and namely the express assistance program - loan of a cellular telephone in case of failure of the Customer's telephone, and during the time it takes to repair it - great efforts were made to answer the increased demand by Telecel Customers.

Marketing Innovation

Communication and Trade Mark

Telecel's trade mark is one of the major Company values, being recognized as a professional, innovative, and customer oriented Company with a quality offer. The maintenance of a communication which was creative, good humored and differentiated by target segments, continued to highlight Telecel's position in institutional and promotional campaigns as well as those for the introduction of new services. On the other hand, and due to the evolution into new market segments, Telecel's communication became more comprehensive and popular, an example of which is the sponsoring of the 3 major soccer clubs during 1996 and 1997. **Telecel**'s brand recognition was substantially reinforced attaining 98.5% in October 1996 in accordance with market studies carried out by the Company.

New Services

Telecel maintained a high pace of innovation, introducing new services in accordance with its Customers' needs. Among those, we must highlight the introduction, in September, of the **TeleMultibanco** service, which allows **Telecel** Customers to obtain information about their banking accounts and perform transactions using their cellular phones, similar to those performed at an ATM, and the **Vitamina T** oriented to the consumer segments and which comprises a "ready to use" cellular phone without a contract or monthly subscription and which allows costs to be displayed on the telephone screen. **Telecel** continues to offer a wide and diversified range of quality services available in the national cellular communications market.

Tariff Plans

During 1996, some adjustments were carried out on the existing tariff plans and new tariff plans without monthly subscription were introduced: The tariff plan associated with the **Promo** product introduced in April and the **Vitamina T** tariff plan introduced in November. The **Vitamina T** tariff plan does not require a monthly subscription and the service is prepaid and rechargeable using the cellular phone via **TeleMultibanco** or at any Multibanco ATM.
The regular tariff plans are still divided in five different plans, so as to allow the option for the most adequate to the different usage profiles.

Distribution Channels

Telecel's distribution structure was adjusted to the evolution of the new market segments. In the Direct Sales area, the **Telecel** shops network was enlarged, the capacity of the telemarketing services (for sales via the telephone) was reinforced, and the sales teams for Small, Medium, and Major Accounts was consolidated. The Indirect Sales area kept its structure based on three groups of Distributors: Agents focused mainly on personalized sales to the professional segment, while Retailers and small Dealers were supported by **Telecel** "Cash & Carry". However, there was a change in the relative mix of each channel due to the different growth rates between mixed and private usage Customer segments. After the opening of the **Telecel** "Cash & Carry"outlets in September 1995, 1996 saw the consolidation of this new channel, mostly geared to the consumer segment, by the commercialization of the **Kit SIM Telecel** and **Vitamina T** product.

[illegible] Generated Revenues 8

In 1996, the total revenues generated from services and sales of goods attained a total of 58.8 million contos, an increase of 81.6% when compared to the 32.4 million contos in the previous year. This figure is a result of the expansion of the Customer Base that took place during the year. 52.6 million contos of this total correspond to service sales and 6.2 million contos were derived from the sale of goods, mostly cellular telephone and their accessories. These figures represent an increase of 83.8% and 64.6%, respectively, when compared to those from 1995.



TOTAL REVENUES (million contos)
60
50
40
30
20
10
0
7.5
16.6
32.4
58.8
1993
1994
1995
1996
other revenues
service revenues

In 1996, the average service revenue per month and per Customer (calculated dividing total services revenues by average number of Customers) was 17,233$00/ month, as against 17,935$00/ month in 1995. This reduction of about 4% arose from tariff plan adjustments, including the introduction of new tariff plans better suited to fit the consumer segment. The average usage per Customer (in minutes) did not change significantly.



MONTHLY ARPU
(escudos)
20,000
15,000
10,000
5,000
0
18,511
18,029
17,935
17,233
1993
1994
1995
1996

[illegible]on of the Costs 9

The operational expenses, which include all the costs, except those related to financing and extraordinary costs, amounted to 45.5 million contos in 1996, a 60.1% increase in relation to 1995. As a percentage of the total revenues, the operational expenses amounted to 77.3%, lower than the 87.6% from the previous year.

The following evolution was recorded for the various items:
The ***cost of goods sold***, which includes not only the costs of the equipment sold, but also those related to the activation package and corresponding SIM Card, amounted to a total of 8.0 million contos, an increase of 95.7% in relation to the 4.1 million contos from 1995. Its share in relation to the total revenues went from 12.7% to 13.6%, which reflects the deeper involvement of the Company in equipment marketing activities.
The ***interconnections costs*** which include leased line costs and switched access to other operators attained a total of 11.8 million contos, a 52.5% increase in relation to 1995. Its weight, when compared to the total revenues, went from 23.9% to 20.1% mainly as a result of the higher rate of usage of the GSM network.
General expenses (commercial and administrative) attained a total of 12.2 million contos, a 53.6% increase in relation to 1995, which still corresponds to a reduction from 24.4% to 20.7% when compared to the total revenues.
The ***personnel costs*** attained a total of 3.8 million contos, which represents a 45.9% increase when compared with the total of 2.6 million contos from 1995. This increase reflects the evolution of the total headcount (41.3%) and a slight increase in the average cost per person. The weight of the costs with personnel in relation to the total revenues was reduced from 8.1% to 6.5%.
The ***amortization and depreciation*** item attained a total of 6.2 million contos, a 47.6% increase in relation to the previous year, which reflects the continuous investment effort made by the Company for the development of its infrastructure. The weight of this item in relation to the total revenues went from 13.1% to 10.6%.
The ***amount provisioned*** during 1996 (3.4 million contos) arose mainly from the reinforcement of the provisions for bad debt (2.1 million contos) and the creation of a special provision fund (1.1 million contos) for the accelerated depreciation of certain items on the *Balance Sheet*. Thus, and excluding the effect of this last item, the weight of the provisions in relation to the total revenues would have been 3.9%, which is less than the 5.5% figure from 1995.
The non-operating costs, net of financing and extraordinary revenues, attained in 1996 a total amount of 1.9 million contos, corresponding mainly to interest paid (1.5 million contos) and the consolidation of **Telechamada** losses (262 thousand contos). In relation to 1995, this item increased by 2.4%, which reflects the highest average level of indebtment during 1996, in part compensated by the lower interest rates.
We must point out that **Telechamada** results in 1996 were 32.5% better than those from 1995 (losses amounting to 388 thousand contos).
We must point out also that for the first time in the history of the Company, a ***provision for income taxes*** was created, amounting to 4.3 million contos, equivalent to an effective rate of 37.2%. This rate is lower then the normal rate of 39.6% as a result of using the accumulated losses from previous years. Part of this effect was, however, cancelled by costs which were not accepted under the tax laws, namely provisions made above the maximum annual limits.

Capital Expenditures 10

In 1996 **Telecel** maintained its efforts for the expansion and consolidation of the infrastructure with a special highlight in the reinforcement of its GSM network in terms of capacity and coverage.

The total investments made amount to 14.8 million contos, of which 11.0 million contos in the GSM network. In relation to 1995, the investment shows a 31% increase, as an answer to the steep increase in the number of Customers.



CAPITAL EXPENDITURES
(million contos)
16
14
12
10
8
6
4
2
0
6,7
8,5
11,3
14,8
1993
1994
1995
1996
capital expenditures

Human Resources 11

1996 was characterized by a steep increase, 43.1%, in the total headcount when compared to December 1995 figures, as shown on the table containing the evolution for the last two years.

	Dec/95	Dec/96
MEN	274	368
WOMEN	198	299
total	472	667

The human resources policy adopted by **Telecel** has been oriented for the recruitment of people with a good level of qualifications, as can be seen in the graphs below for the age groups and educational levels:



DISTRIBUTION OF AGES
450
400
350
300
250
200
150
100
50
0
nº of employees
279 | 409
161 | 214
28 | 36
4 | 8
20-29
30-39
40-45
>>50
1995
1996



DISTRIBUTION OF EDUCATION
400
350
300
250
200
150
100
50
0
nº of employees
148 | 206
51 | 73
238 | 354
28 | 27
7 | 7
master's degree
bachelor's degree
12th grade
9th grade
elementary
education level
1995
1996

Together with the intense recruiting and integrating activities for the new employees, a number of training programs were also developed under the scope of a policy for the continuous improvement and motivation of the human resources which has been implemented by **Telecel**.
During 1996, employees attended, on average, nearly two training classes per employee, which contributed to a wider and better communication among the various departments.
The global investment in training programs which amounted to 182 thousand contos, represented 4.8% of the expenses with the staff, and is a clear indication of **Telecel**'s commitment to the on going development of individual and organizational competencies so as to be ready to meet futures challenges from a fast expanding market and quick pace of changes.

The Net Results from 1996 attained a total of 7.3 million contos, after deduction of a provision for income taxes in the amount of 4.3 million contos (which, as previously said, happened for the first time in the history of the Company) and **Telechamada** losses.
This corresponds to a 199% increase in relation to the 2.4 million contos from 1995. In relation to the total revenues, the margin attained 12.4%, when compared to 7.5% from 1995.


NET INCOME
(million contos)
8,000
6,000
4,000
2,000
0
-2,000
-4,000
-6,000
1993
1994
1995
1996
7,291
2,439
-2,848
-4,971
Net Income

In 1996, the EBITDA (operating cash flow) attained a total of 19.6 million contos (33.3% of total revenues) when compared to the 8.2 million contos (25.5%) from 1995. This corresponds to a 138% increase, reflecting the gains obtained from the steep increase in the Customer Base and the additional revenues thus generated, which were accompanied by a smaller increase in costs.


OPERATING CASH FLOW MARGIN
40.00%
35.00%
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
9.30%
12.20%
25.40%
28.80%
33.30%
37.30%
1994
1995
1996
Margin (on total revenue)
Margin (on service revenue)

capital n

Report and Accounts 1996, comunicações pessoais, s.a. Report and Accounts 1996, comunic

...l markets...

CAPITAL MARKETS, APPLICATION OF RESULTS AND FINAL CONSIDERATIONS



As a tribute to Christo



The tool as Art.

The Company in the Stock Markets 13

A major highlight in 1996 was the Initial Public Offer of 8.4 million Telecel shares held by Telepri.
The offer price was set at 7 950$00 by the "book building" method after a successful "road show" covering the major international and financial markets.
On December 10th, Telecel stock was for the first time listed on the Lisbon Stock Exchange showing until the end of the year a positive behavior, in relation to the evolution of prices, as well as the amounts traded. The year end closure price was 9 900$00 corresponds to 24.5% appreciation.
The amounts traded during the thirteen sessions attained 2,768 million shares corresponding to 12.9% of the Company's equity.

TELECEL · share price



1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
11,000$00
10,500$00
10,000$00
9,500$00
9,000$00
8,500$00
8,000$00
7,500$00
volume
date
09-12
11-12
13-12
17-12
19-12
23-12
30-12
volume
closing price

Proposal for the Allocation Results 14

In accordance with the legal and statutory provisions and as there are Negative Carried Forward Results, the Board of Management proposes that the Net Income from the 1996 financial year, to a total amount of 7,290,614,177$00 should be appropriated as follows:

AS A REINFORCEMENT OF THE LEGAL RESERVE (5% of the net income)	364,530,709$00
CREDIT TO THE CARRIED FORWARD RESULTS (the balance)	6,926,083,468$00

Final General Considerations

As it was the case in previous years **Telecel** had a great year.
We believe that in 1997 the Company will continue to have a favorable evolution.
We would like to end by expressing our thanks to:
Our ***Customers***, who are always trying to help us with their criticisms and suggestions and whose needs we will always try to satisfy.
To our ***Employees***, what we have already achieved is the direct result of their efforts; without them it would have been impossible to create and develop, in a short period of time, one of the most dynamic Portuguese companies, with a significant size and profitability, and capable of providing the highest quality service to the public.
Our ***Suppliers and Agents***, for being our most important partners in this ambitious Project.
Our ***Shareholders*** who always gave us their full support and the necessary guidelines and whose confidence of whom we hope to keep.
The ***Public and Government Entities***, who have always accepted the dialog with our Company and tried to understand our problems and expectations.
At last a final word of thanks to the members of our corporate bodies:
General Council, Independent Accountants, and General Assembly Board.

Lisbon, Portugal
March 6, 1997

THE BOARD OF MANAGEMENT
António Rui de Lacerda Carrapatoso
(President)
António Vaz Branco
António Manuel da Costa Coimbra
Nuno J. F. S. de Oliveira Silvério Marques
Wayne James Ross



2

financial account

TELECEL COMUNICAÇÕES PESSOAIS, S.A.

Report and Accounts 1996, comunicações pessoais, s.a. Report and Accounts 1996, comunic

2

ts and notes

FINANCIAL ACCOUNTS AND NOTES FOR
YEAR ENDED DECEMBER 31, 1996

ts 1996, comunicações pessoais, s.a.



As a tribute to Keith Haring



Individual liberty as a symbol of the actual society.

1996 } Balance Sheet

Telecel - Comunicações Pessoais, S.A. (Amounts in thousands of Portuguese Escudos and thousands of US Dollars)	Notes	December 31 1996 PTE	December 31 1996 US$*	December 31 1995 PTE	December 31 1995 US$*
Assets					
Cash and cash equivalents		287,239	1,837	116,540	780
Accounts receivable:					
Trade receivables, net	4	12,316,799	78,757	6,297,724	42,145
Taxes receivable	12	333,374	2,132	251	2
Other debtors		295,086	1,887	488,201	3,267
		12,945,259	82,776	6,786,176	45,414
Inventories, net	5	2,586,685	16,540	820,820	5,493
Prepaid expenses	6	355,788	2,275	311,472	2,084
Total currents assets		16,174,971	103,428	8,035,013	53,771
Investment in a loans to unconsolidated subsidiary company	7	1,665,800	10,652	1,102,773	7,380
Fixed assets, net	8	34,382,857	219,853	25,466,415	170,424
Intangible assets, net	9	3,120,692	19,954	4,448,812	29,772
Total assets		55,344,325	353,887	39,053,013	261,347
Liabilities and Shareholder's Equity					
Current:					
Accounts and notes payable:					
Bank loans and overdrafts	11	5,888,959	37,656	7,483,796	50,082
Trade creditors		3,296,286	21,077	1,569,372	10,502
Taxes payable	12	5,120,286	32,740	395,656	2,648
Other creditors		4,070,561	26,028	1,943,330	13,005
Other provisions		127,416	815	70,765	474
Accrued costs	6	3,975,968	25,424	2,386,908	15,973
Deferred income access fees		680,049	4,348	309,000	2,068
Total currents liabilities		23,159,525	148,088	14,158,827	94,752
Medium and long term:					
Corporate bonds	10	10,000,000	63,943	10,000,000	66,921
Total liabilities		33,159,525	212,031	24,158,827	161,673
Shareholders' equity:					
Common stock - at par value (21 500 000 shares authorized)	13	21,500,000	137,477	15,000,000	100,381
Additional paid-in capital	14	0	0	6,500,000	43,499
Reserves		121,930	780	0	0
Retained earnings/(Accumulated deficit)		562,870	3,599	(6,605,814)	(44,206)
Total shareholders' equity		22,184,800	141,856	14,894,186	99,674
Total liabilities and shareholders' equity		55,344,325	353,887	39,053,013	261,347

* US dollar amounts translated at the PTE 156.39 for US$ 1 for the year ended December 31, 1996, and PTE 149.43 for US$ 1 for the year ended December 31, 1995 (Note 1).

The accompanying notes are an integral part of these financial statements.

1996 } Statement of Cash Flows

Telecel - Comunicações Pessoais, S.A.

(Amounts in thousands of Portuguese Escudos and thousands of US Dollars)

	Year ended December 31,		Year ended December 31,	
	1996 PTE	1996 US$*	1995 PTE	1995 US$*
Operating Activities				
Received from clients	51,151,581	327,072	26,934,008	180,245
Payments to suppliers	(30,245,667)	(193,399)	(18,430,885)	(123,341)
Payments to employees	(3,539,035)	(22,630)	(2,831,627)	(18,950)
Other payments relating to operating activities, net	(329,267)	(2,105)	(218,523)	(1,462)
Cash flows from operating activities	17,037,392	108,943	5,542,973	36,491
Investing Activities				
Cash receipts resulting from:				
Tangible fixed assets	56,430	361	0	0
Interest and other income	168,306	1,076	100,834	675
	224,736	1,437	100,834	675
Payments relating to:				
Unconsolidated subsidiary	(825,000)	(5,275)	(869,920)	(5,822)
Fixed and intangible assets	(12,774,628)	(81,684)	(10,323,576)	(69,086)
	(13,599,628)	(86,959)	(11,193,496)	(74,908)
Cash flows from investing activities	(13,374,892)	(85,522)	(11,092,662)	(74,233)
Financing Activities				
Cash receipts resulting from:				
Issuance of corporate bonds	0	0	5,000,000	33,460
Short term borrowings	0	0	1,998,962	13,377
Other financing activities	0	0	228,328	1,528
	0	0	7,227,290	48,365
Payments relating to:				
Short term borrowings	(1,594,837)	(10,198)	0	0
Interest and related expenses	(1,897,164)	(12,131)	(1,505,897)	(10,078)
	(3,492,001)	(22,329)	(1,505,897)	(10,078)
Cash flows from financing activities	(3,492,001)	(22,329)	5,721,393	38,287
Change in cash and cash equivalents	170,699	1,092	81,654	546
Notional exchange rate effect on cash and cash equivalents	0	(35)	0	22
Cash and cash equivalents at the beginning of the period	116,540	780	30,886	212
Cash and cash equivalents at the end of the period	287,239	1,837	116,540	780

* US dollar amounts translated at the PTE 156.39 for US$ 1 for the year ended December 31, 1996, and PTE 149.43 for US$ 1 for the year ended December 31, 1995 (Note 1).

The accompanying notes are an integral part of these financial statements.

1996 } Statement of Income

Telecel - Comunicações Pessoais, S.A.

(Amounts in thousands of Portuguese Escudos and thousands of US Dollars)

	Notes	Year ended December 31, 1996 PTE	1996 US$*	Year ended December 31, 1995 PTE	1995 US$*
Operating revenues:					
Wireless services		52,602,425	336,354	28,616,334	191,503
Sales of equipment and accessories		6,228,719	39,828	3,783,615	25,320
Total operating revenues		58,831,194	376,182	32,399,949	216,823
Operating expenses:					
Interconnection costs		(11,720,687)	(74,945)	(7,703,462)	(51,820)
Cost of equipment and accessories sold	15	(8,019,194)	(51,277)	(4,098,639)	(27,428)
Selling, general, administrative and other expenses		(12,244,840)	(78,297)	(7,916,078)	(52,975)
Wages and salaries		(3,817,339)	(24,409)	(2,615,725)	(17,505)
Depreciation and amortisation		(6,240,147)	(39,901)	(4,229,038)	(28,301)
Provisions for bad debts, excess inventory and other items	3e)	(3,416,057)	(21,843)	(1,780,635)	(11,916)
Total operating expenses		(45,458,264)	(290,672)	(28,383,557)	(189,985)
Operating income		13,372,880	85,510	4,016,392	26,878
Other income (expense):					
Net loss of unconsolidated subsidiary	7	(261,979)	(1,675)	(388,183)	(2,598)
Interest and other income	16	168,306	1,076	100,834	675
Interest and other expense	17	(1,797,764)	(11,495)	(1,544,103)	(10,333)
Other non-operating income		135,506	866	253,914	1,699
Income before income tax		11,616,955	74,282	2,438,854	16,321
Income tax provision	18	(4,326,341)	(27,664)	(249)	(2)
Net income		7,290,614	46,618	2,438,605	16,319

* US dollar amounts translated at the PTE 156.39 for US$ 1 for the year ended December 31, 1996, and PTE 149.43 for US$ 1 for the year ended December 31, 1995. (Note 1).

The accompanying notes are an integral part of these financial statements.

liabilities at each reporting date. In the case of **Telecel**, deferred taxes relate to differences arising from Portuguese financial reporting and tax reporting methodologies, as well as from temporary differences arising from US GAAP adjustments.

v) Investment in Telechamada

Under Portuguese GAAP the Company's investment in **Telechamada** is recorded using the equity method. Under US GAAP, this investment is consolidated.

vi) Capitalization of interest

Under Portuguese GAAP, the Company does not capitalize interest costs incurred in connection with the construction of major capital projects. Under US GAAP, the estimated amount of interest incurred in connection with the construction of these projects is calculated by applying the interest rates applicable to borrowings outstanding during each period, and included in fixed assets and depreciated over the lives of the related assets. Interest was not capitalized for US GAAP reconciliation purposes since the amount to be capitalized was not material for any of the periods presented.

NOTE 23

Reconciliation between net income (loss) and stockholders' equity determined under Portuguese GAAP and US GAAP

The following is a summary of the significant adjustments to net income and Shareholders' equity which would be required if US GAAP had been applied instead of Portuguese GAAP (US Dollar amounts translated at PTE 156.39 for US$ 1 at December 31, 1996 and at PTE 149.43 for US$ 1 at December 31, 1995 (Note 1):

	Year ended December 31		Year ended December 31	
	1996	1996 US$	1995	1995 US$
Net Income reported using Portuguese GAAP	7,290,614	46,618	2,438,605	16,319
US GAAP adjustments:				
Start-up and other costs expensed, net	(49,868)	(319)	(526,571)	(3,524)
Depreciation differences	699,479	4,473	368,404	2,465
Telechamada US GAAP adjustments, net	(41,552)	(266)	(60,499)	(405)
Deferred income taxes	(682,000)	(4,361)	2,692,020	18,015
Net Income using US GAAP	**7,216,673**	**46,145**	**4,911,959**	**32,870**

	December 31, 1996		December 31, 1995	
	1996	US$	1995	US$
Shareholder's equity reported using Portuguese GAAP	22,184,800	141,856	14,894,186	99,674
US GAAP adjustments:				
Start-up and other costs expensed	(3,093,219)	(19,779)	(3,043,351)	(20,366)
Stock issuance costs	(228,697)	(1,462)	(163,764)	(1,096)
Accumulated depreciation differences	1,793,851	11,470	1,094,372	7,323
Cumulative **Telechamada** US GAAP adjustments	(406,010)	(2,596)	(364,458)	(2,439)
Deferred income taxes	2,010,020	12,853	2,692,020	18,015
Shareholder's equity using US GAAP	**22,260,745**	**142,342**	**15,109,005**	**101,111**

After giving effect to the US GAAP adjustments the following significant balance sheet and statement of operations captions would have been:

	December 31		December 31	
	1996 PTE	1996 US$	1995 PTE	1995 US$
Balance Sheets:				
Fixed assets	36,721,915	234,810	28,401,579	190,066
Total assets	55,889,957	357,376	40,670,782	272,173
Total liabilities	33,629,212	215,034	25,561,777	171,062

	Year ended December 31		Year ended December 31	
	1996 PTE	1996 US$	1995 PTE	1995 US$
Statements of Operations:				
Revenues	61,732,957	394,737	33,879,993	226,727
Expenses	(47,889,372)	(306,218)	(30,399,579)	(203,437)
Operating income	13,843,585	88,519	3,480,414	23,290
Net income	**7,216,673**	**46,145**	**4,911,959**	**32,870**

NOTE 24

Additional disclosures required by US GAAP

a) *Income taxes*

Significant components of the Company's deferred tax assets are as follows:

	December 31		December 31	
	1996 PTE	1996 US$	1995 PTE	1995 US$
Deferred tax assets:				
Net operating loss carryforwards	-	-	1,079,928	7,227
Differences between the tax and book bases of intangibles and fixed assets	1,039,896	6,649	836,750	5,600
Provision for doubtful accounts	852,192	5,450	607,860	4,068
Other	117,932	754	167,482	1,120
Total	**2,010,020**	**12,853**	**2,692,020**	**18,015**

The deferred tax assets are classified as follows:

	December 31		December 31	
	1996 PTE	1996 US$	1995 PTE	1995 US$
Current deferred tax assets	970,124	6,204	1,855,270	12,415
Non-current deferred tax assets	1,039,896	6,649	836,750	5,600
	2,010,020	**12,853**	**2,692,020**	**18,015**

The statutory Portuguese corporate income tax rate is reconciled to the effective income tax rate for the purposes of US GAAP accounts as follows:

	Year ended December 31	
	1996	1995
Statutory corporate income tax rate	39.6%	39.6%
Increase (decrease) in tax resulting from:		
Results of subsidiary	0.8%	8.0%
Non-deductible expenses	0.4%	1.2%
Change in valuation allowance	-	(170.1%)
Effective income tax rate	40.8%	(121.3%)

b) ***Recently issued accounting pronouncements***

In March 1995, the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Under SFAS No. 121, the company is required to review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the book value of an asset may not be recoverable. An impairment loss should be recognized whenever the review demonstrates that the book value of a long-lived asset is not recoverable. Effective January 1, 1996, the Company adopted SFAS No. 121 in the US GAAP reconciliation consistent with the required adoption period. The implementation of SFAS No. 121 had no material effect on net income or Shareholders' equity.

independent ac

TELECEL COMUNICAÇÕES PESSOAIS, S.A.

Report and Accounts 1996, comunicações pessoais, s.a. Report and Accounts 1996, comunic

countants opinion

INDEPENDENT ACCOUNTANTS' OPINION
AND OTHER LEGAL NOTICES

As a tribute to Duchamp



Communication without limits.

General Council Activities Report 1996

During 1996 the General Council met at regular intervals as required by the Law, to follow and monitor the activities of the Board of Management and the Company in general.

In March 1996 the Council approved the revised version of the 1996 Budget and Business Plan, which was the framework for the activities of the Company during this financial year. Also approved was the financing policy to be followed and which contemplated the renegotiation of the terms and conditions for the major loans already obtained by the Company, as proposed by the Board of Management.

In May, the Council approved the 1995 Report and Accounts, as well as the General Council Activities Report to be submitted to the General Assembly's appreciation.

The Council also followed the call for bids initiated by the Company for the acquisition of infrastructure equipment, the adjudication of which was approved as proposed by the Board of Management.

The Council analyzed a Proposal for the setting up of a complementary pension plan scheme and for the creation of the corresponding fund, and decided to postpone a decision on this matter.

A major highlight was the process for the Initial Public Offer of the Company's equity and the listing of Telecel stock, which was duly followed by the Council. As a result of this operation, and to take into consideration the corresponding changes in the shareholding structure, the composition of the Council was also changed, and the number of its members reduced to seven. As a consequence, Comander António Ricciardi, Dr. Jorge Armindo Teixeira, Dr. António Rios de Amorim and Eng. Cardoso Pinto have renounced their office.

The Council thanks the members that have now terminated their functions for the co-operation and dedication shown during their terms in office, and their contribution for the success of the Company.

The General Meeting of Shareholders which took place on December 9th, 1996 elected the following new members:
Mrs. Barbara Riker,
Mr. Edward Salas and Mr. Francisco Román Riechmann.

In December it was decided, pursuant to article 444 of No. 2, to appoint Mr. Jeffrey Clark and Mrs. Barbara Riker to integrate a Fiscalization Commission, to be chaired by Mrs. Barbara Riker, and also to appoint Mr. Jeffrey Clark, Mr. Vernon Tyerman and Mr. Edward Salas to integrate a Compensations Commission, to be chaired by Mr. Jeffrey Clark.

The Council expresses its appreciation for the high level of dynamism shown by the Company during 1996, not only in relation to the expansion and consolidation of its structures but also in relation to the growth of its Subscribers Base and the quality of its services, which has allowed to exceed the goals previously set.

The Council also expresses its appreciation for the excellent performance of the Board of Management in the orientation and management of the Company, and thus casts its vote of appreciation for the work developed.

The General Council also approved the Report and Accounts presented by the Board of Management for the 1996 financial year, and agrees with the proposal of the Board of Management that the positive balance of 7,290,614,177$00 shown, after deducting 5% of that amount for the legal reserve, be transferred to the Retained Earnings account, to cancel the accumulated losses of previous financial years.

Lisbon, Portugal
March 17th 1997

Américo Ferreira de Amorim
President of the General Council

Report of Independent Accountants

To the Shareholders and the
Management Board of
Telecel - Comunicações Pessoais, SA

1. We have audited the accompanying balance sheet of **Telecel - Comunicações Pessoais, SA** (the "Company") as of December 31, 1996, and the related statements of operations, changes in Shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was performed in accordance with generally accepted auditing standards in Portugal, which are substantially consistent with those in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of the Company as of December 31, 1996 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in Portugal.

4. The accounting practices of the Company used in preparing the accompanying financial statements conform with generally accepted accounting principles in Portugal but do not conform with accounting principles generally accepted in the United States of America. A description of the significant differences between such principles and those accounting principles generally accepted in the United States of America, and the effect of those differences on net income and Shareholders' equity, are set forth in Notes 22 and 23 of the Notes to the Financial Statements.

PRICE WATERHOUSE

Lisbon, Portugal
March 3, 1997

Extract of the Minutes of the TELECEL General Council Meeting

(...)
2 - Deliberation about the Management Report and Accounts for the 1996 Financial Year.
Dr. António Carrapatoso presented the Board of Management Report and Accounts for the 1996 Financial Year and explained the principals on which it was based, presenting as well a summary of the contents.
Dr. Ribeiro da Cunha described the works carried out during the previous year to review the accounts and presented the report of the Chartered Accountant terms and the Legal Certification of Accounts for the 1996 Financial Year.
Based on these elements, Mr. Américo Amorim requested the Council to vote its approval in relation to the Board of Management Report as well as the Balance Sheets and Profit and Loss Statements and corresponding Appendices for the 1996 Financial Year, which were unanimously approved.
3 - Deliberation about the General Council Activity Report for 1996
The Council reviewed the General Council Activity Report for 1996 which was unanimously approved.
(...)

Lisbon, Portugal
March 17th 1997

TELECEL comunicações pessoais, s.a.



19
96

Report and Accounts

19
96

TELECEL



TELECEL

COMUNICAÇÕES PESSOAIS



Telecel · Comunicações Pessoais, S.A.

TELECEL

The growth rates achieved by Telecel in 1997 are a result of a ongoing focus on the Customer as an individual, as well as a member of the worldwide community.
This attitude reaches much further than just establishing standards and offers to simply satisfy the most obvious needs. It also tries to understand the reality behind each Customer, his/her desires, values and dreams; the universe through which the Customer travels, works, entertains him/herself and rests; and the Customer's major reference values, heroes, goals and new frontiers.


and

In the design of its ever more diversified products, **Telecel** has taken into consideration not only the most obvious needs of its Customers, but also all their other needs which result in the diversity of their individualities. In addition, **Telecel** understands and takes into account one of the major tendencies of our time, to answer the demand for higher levels of personal freedom: **Telecel** uses leading technological developments to implement better personal communications.

In 1997, **Telecel** has confirmed and reinforced its corporate identity as a company ready to face the new millennium: a strong and bold Company, generating profitability for its Shareholders while remaining steadfastly focused on its Customers.











a few words from the

A few words from the President

pre



Our permanent commitment to the value creation of **Telecel** had very positive results during 1997.

This is true not only in terms of the increase of its equity value, which grew from 213 billion PTE on December 31, 1996 to 422 billion PTE in December 31, 1997 (the price per share increased by 98% when compared against 75% for the BVL 30 index), but also in terms of the continued development of the assets and competencies of the Company.

It is important to highlight the more than doubling of the number of our Customers, going from about 331,000 to 745,000. During 1997, **Telecel** had to become increasingly responsive to face the requirements of these additional Customers in order to always be focused on providing a high quality of service.

Telecel's brand was firmly established during 1997, as a result of our success in the marketplace and our efficient communication policy. Surveys carried out indicate that the level of recognition of **Telecel's** brand name in Portugal is over 99%, and that the brand is associated with an image of being professional, focused on the Customer, innovative and dynamic.

The high level of investment made in our core telecommunication infrastructure has provided **Telecel** with a modern, high capacity and high quality network covering an ever larger area of Portugal.

Our Distribution Channels, Customer Care Service, Marketing, Information Systems, and Administrative and Financial areas have significantly reinforced their competencies and capabilities during 1997.

The Employees of the Company not only increased in number, but also have clearly increased their skills as a result of the training and development policies implemented.

Telecel is well prepared to face the challenges ahead. In order to continue to grow in an increasingly competitive environment, the Company must continuously look at opportunities that will create value for our Shareholders, by leveraging our existing competencies.

Despite already representing close to 25% of the total Portuguese Telecommunications Services market in 1997 (estimated at a total of 550 billion PTE), the cellular market still has a significant growth potential, of which **Telecel** intends to take full advantage. Additionally, in 1998 the company will consider if value can be created by broadening its horizons into new areas of the Portuguese telecommunications sector. Other areas adjacent to the present business will be considered as a first choice, taking into account the need to ascertain whether these are attractive business areas and if we already have, or are capable of creating, the necessary competencies to succeed in these businesses.

The ultimate selection criteria in the decision to enter new business areas shall be the value creation potential that these businesses may bring to our Shareholders.

The future success of our Company shall result, not only from the continuous quest for higher efficiency in the current business, but also from a well considered growth and expansion policy.

We continue to maintain as our major objective, the satisfaction of our Shareholders, which is naturally compatible with the satisfaction of our Employees.

To that end we shall remain focused on our Customers, providing them high quality and innovative services at a competitive price.

President of the Board of Management

Cont

ntents

SUMM

summary

1997

ummary of 1997








The projection of growth.
A passion for an ideal.

Market Growth 1

In Portugal, 1997 was remarkable for the unprecedented growth in the number of cellular Customers. During the year the number of total Portuguese cellular Customers increased by more than 800,000 new Customers, taking the total number of Customers from 660,000 to close to 1.5 million at year-end. With Portugal having roughly 10 million inhabitants, this 15% penetration rate for the total population is higher than the average European rate. This is remarkable when considering the low GDP per capita in Portugal compared to the European average.

To provide some perspective, in Portugal at the end of 1997, the penetration rate of mobile telephony services was higher than that for the UK, France, Germany and Spain.

The mass consumer Customer segment accounts for the majority of the growth in the total market. The price reduction on mobile telephones and tariffs, the reduction of the minimum charges for the service, and strong competition in the marketplace have attracted several hundred thousand new Customers from this consumer segment.

Telecel´s Growth 2

Similar to total Portuguese cellular market growth, the number of **Telecel** Customers more than doubled during 1997: the company had a total of 745,252 Customers at the end of 1997 (a 125% growth rate). Total revenues reached 87.7 billion PTE, with service revenues attaining 78.8 billion PTE, which represents a significant increase of 49.0% and 49.7%, respectively, in relation to 1996. The increase in the revenues was, as foreseen, lower than the increase in the average number of Customers, for the following reasons: the new Customers (mostly coming from mass consumer segment) have a lower usage rate than the existing Customers; mobile-mobile calls, at a price lower than other types of calls, have an increased weight due to the increased size of the Customer base; and, several significant tariff reductions where introduced during 1997.

As a result of these factors, the average monthly revenue per Customer (ARPU) ended 1997 at 12,194 PTE, a reduction from 17,233 PTE in 1996. Part of this decrease is also attributable to the great increase in the number of Customers which occurred at the end of the year, who generated a small amount of revenues in 1997.

Telecel´s average annual growth rate from 1993 to 1997 reached 109% in terms of the number of Customers and 97% in terms of service revenues. These high growth rates have required an ongoing reorganization and restructuring effort to meet the increasing needs of our Customers, in order to continually provide a high quality service in line with the strategic commitment of the Company.

In 1997, 211 new employees joined the Company, increasing the total headcount to 878 by year-end. Most of these new employees were hired into Customer Service functions in order to meet the needs of the growing Customer base.

Backed by a sizeable investment made by **Telecel**, the telecommunication network also had a remarkable expansion, extending ever more its coverage of the market, in terms of population coverage as well as geographical coverage.

During 1997, the total amount of the investments made by **Telecel**, of which about 75% were made in its telecommunication network, amounted to 19.1 billion PTE, which compares to the 14.8 billion PTE made in 1996. This additional investment was required to maintain the high quality of the network during a period of fast growth, and to ensure that there was sufficient capacity in the different infrastructures to meet the needs of the Customer.

Telecel´s Profitability 3

In 1997 **Telecel** had pre-tax income of 20.9 billion PTE and net income of 13.3 billion PTE, showing a remarkable growth of 79.6% and 82.4%, respectively in relation to 1996.

The operational cash flow (EBITDA) reached a total of 30.4 billion PTE in 1997 - a growth rate of 55.2% in relation to 1996 - and now represents close to 34.7% of total operating revenues and 38.7% of service revenues. Because of the heavy and immediate cost burden associated with acquiring so many new Customers (**Telecel** expenses almost all of its subscriber acquisition costs), and because the revenues associated with these costs happens over a long period of time, EBITDA margin on total operating revenues typically decreases. However, the company has managed to acquire these new Customers in a very efficient manner and has actually seen some increase in EBITDA margin on total operating revenues in 1997 over 1996 (34.7% from 33.3%).

Telecel has steadily shown a high growth rate of its results, arising from an increase in its activities and an ongoing continual focus to obtain an ever greater efficiency.

Regulatory Framework 4

The new Basis Law for Telecommunications was approved during 1997, Law nº 91/97, dated August 1, 1997, containing the basic principles which provide freedom to the operators to establish their own public service telecommunication networks, and the freedom to provide public usage telecommunication services. This law is the first step towards the expected and desired total market liberalization, scheduled for January 1, 2000.

A number of complementary documents developing the provisions contained in this law still have to be approved in order to implement and regulate the principles outlined. A document, regulating the access conditions for public telecommunication network operators and public usage telecommunication service providers, was published on January 15, 1997. This document specifically establishes the activities for which a licensing or registration process is required.

The possibility for **Telecel** to establish its own transmission network or to use a third party infrastructure as an alternative to the public operator, as contemplated by the European Commission Directive dated from January 1996, was recognized in Portugal with the approval of the aforementioned document.

Considering the actual and foreseen increase in the number of Customers, **Telecel** requested in 1997 additional frequencies from ICP (Instituto das Comunicações de Portugal - the Portuguese regulatory authority), in the GSM 900 and 1800 bands. The ICP chose not to award GSM 900 frequencies, but **Telecel** is hopeful to receive GSM 1800 frequencies in 1998. According to the statements issued by governmental officials, it is expected that new frequencies in the GSM 1800 band will be allocated to the company during the beginning of 1998.

A third mobile services license was granted on November 20, 1997 to a new operator, including the usage of 39 frequencies in the GSM 900 band and 30 frequencies in the GSM 1800 band.

It was not possible to negotiate the interconnection conditions for 1998 with Portugal Telecom by the end 1997. Should these negotiations fail to produce mutually agreeable results in early 1998, the intervention of the ICP will be required.

Selected Financial and Operational Data

5

	1997	1996	1995	1994	1993
FINANCIAL DATA (figures in bn PTE)					
REVENUES					
Service revenues	78.8	52.6	28.6	13.8	5.2
Equipment and accessory revenues	8.9	6.2	3.8	2.7	2.3
Total Operating Revenues	87.7	58.8	32.4	16.6	7.5
EXPENSES					
Interconnection	13.3	11.7	7.7	4.9	2.4
Equipment and accessories sold	18.3	8.0	4.1	2.7	2.1
Selling, general, and administrative	17.3	12.2	7.9	5.1	3.2
Wages and salaries	4.8	3.8	2.6	1.8	1.2
Depreciation and amortization	9.0	6.2	4.2	2.8	1.7
Provisions for bad debt and other	3.6	3.4	1.8	0.6	0.3
Total Operating Expenses	66.2	45.5	28.4	17.8	11.0
Total operating income	21.5	13.4	4.0	(1.3)	(3.5)
Operating cash flow (EBITDA)	30.4	19.6	8.2	1.5	(1.8)
Operating cash flow margin	34.7%	33.3%	25.3%	9.0%	(24.0%)
Other income (expense)	(0.6)	(1.8)	(1.6)	(1.6)	(1.4)
Income (loss) before taxes	20.9	11.6	2.4	(2.8)	(5.0)
Taxes	7.6	4.3	0.0	0.0	0.0
Net Income	13.3	7.3	2.4	(2.8)	(5.0)
Subscribers at end of period	745,252	331,388	177,360	88,568	39,235
Net subscribers added during period	413,864	154,028	88,792	49,333	31,469
Annual investment (billion PTE)	19.1	14.8	11.3	8.5	6.7
Cumulative investment (billion PTE)	72.8	53.6	38.9	27.5	19.0
Average monthly revenue per subscriber (PTE)	12,194	17,233	17,935	18,029	18,511
Annual churn rate	18.8%	17.6%	16.7%	17.0%	-

	12.09.96[1]	12.31.96	03.27.97	06.30.97	09.30.97	12.31.97
Share price (PTE)[2]	7,950	9,900	13,750	14,600	14,600	19,610
Market Capitalization (billion PTE)[2]	170.9	212.9	295.6	313.9	313.9	421.6

[1] IPO

[2] Exchange rate: PTE 183.33 for US$1 for the year ended December 31, 1997

TELECEL - SHARE PRICE 1997



25,000 PTE
20,000 PTE
15,000 PTE
10,000 PTE
5,000 PTE
0 PTE
Price
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Volume (shares traded)
1/2
1/21
2/7
2/27
3/18
4/8
4/28
5/16
6/5
6/26
7/15
8/1
8/21
9/9
9/26
10/15
11/3
11/20
12/11

Closing Price

Volume

The following was the composition of **Telecel's** Corporate bodies on December 31, 1997:

General Council
AIRTOUCH - represented by Vernon
Hugh Lloyd Tyerman

Jeffrey David Clark
Francisco Roman Riechmann
Barbara Ann Riker
Edward Alfonso Salas

General Assembly Board
Carlos Manuel Chorão Tavares Aguiar (President)
Alexandre Jardim de Oliveira (Secretary)
Ângela Maria Raposo da Silva e Sousa(Secretary)

Chartered Accountant
Amável Calhau, Ribeiro da Cunha e Associados, Sociedade de Revisores Oficiais de Contas, represented by José Maria Ribeiro da Cunha.

Independent Accountants
Price Waterhouse

Board of Management
António Rui de Lacerda Carrapatoso (President)
António Vaz Branco
António Manuel da Costa Coimbra
Nuno J. F. S. de Oliveira Silvério Marques
Wayne James Ross

manageme

and

nt discussion
analysis 2

management discussion and analysis

Telecel · Comunicações Pessoais













Big steps. High sights.

The Company's Strategy 1

In 1997 the company developed its activities based on the strategy already consolidated in previous years, through the continuous development of a competitive offer to the cellular mobile telecommunications market, targeting the most valuable clients in each segment. **Telecel** kept its differentiation in the marketplace by offering a wide coverage and high quality cellular communications network, an excellent Customer Care Service, and leadership in marketing innovation.

1997 was also the year in which our internal competencies were solidified to provide the structure that will allow the company to position itself to take the best possible advantage of the opportunities that will arise during the liberalization process, namely in areas which are adjacent to the current line of business. **Telecel** believes that this stance will contribute to its main objective: the personal and professional fulfillment of its Employees and the satisfaction of its Shareholders, by maximizing the value of the Company by satisfying the communication needs of its Customers.

The Mobile Cellular Telecommunications Market in the European Context 2

The growth rate of the number of Customers in the various European countries continued to be very high, led by the penetration rate exceeding 40% in Finland. Current estimations indicate that the average growth rate in Europe has attained about 56%, with an average penetration rate between 14% and 15%.

Portugal occupied a relevant position in the European context, showing remarkable levels in terms of development of its cellular market, and for the first time in its short history of its cellular communications market, a penetration rate above the European average. This performance was even more remarkable when considering the lower GDP per capita in Portugal when compared to that of the remaining European countries.

PENETRATION RATES IN THE MAIN EUROPEAN COUNTRIES


50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Finland
Norway
Sweden
Denmark
Italy
Switzerland
Portugal
UK
Ireland
Austria
Netherlands
Spain
Germany
Greece
France
Belgium

Source: Equity analysts' estimates


Penetration rate
European average

SUBSCRIBER GROWTH RATES IN THE MAIN EUROPEAN COUNTRIES


160%
140%
120%
100%
80%
60%
40%
20%
0%
France
Portugal
Belgium
Greece
Ireland
Italy
Netherlands
Switzerland
Austria
Finland
Germany
Spain
Norway
Sweden
UK
Denmark

Source: Equity analysts' estimates


Growth rates
European average

The weight of mobile telecommunication service revenues in the Portuguese Gross Domestic Product is around 0.8%, a figure that is one of the highest in Europe, and which clearly shows the level of development of this market in Portugal and the contribution it has given to the economic and social development of the country.

The Cellular Market in Portugal 3

The growth in the number of Customers during 1997 exceeded the most optimistic expectations. This is clearly shown by the fact that during 1997 the number of new Customers exceeded the total number of Customers which subscribed to the service in all the previous years combined, with the penetration rate increasing by more than 8 percentage points during this single year!

SUBSCRIBER EVOLUTION



1,650,000
1,500,000
1,350,000
1,200,000
1,050,000
900,000
750,000
600,000
450,000
300,000
150,000
0
16.5%
15.0%
13.5%
12.0%
10.5%
9.0%
7.5%
6.0%
4.5%
3.0%
1.5%
0.0%
1992
1993
1994
1995
1996
1997

Analogue
Digital GSM
Penetration rate

Source: Company reports

It is expected that at the end of the year the total number of Customers in Portugal should have reached a figure close to 1.5 million.

The mass consumer segments, characterized by low usage rate, mainly for personal and non-professional reasons, were the major contributors to the high growth rate. In 1997 the market was dominated by the products with no monthly subscription charge, such as **Vitamina T**, on which the major part of the promotional campaigns were based and have shown the highest number of new service activations. By the end of 1997, the total number of Customers of the **Vitamina** service accounted for roughly 50% of **Telecel**'s total customer base.

The competitiveness which is a feature of this market was even stronger in 1997, and was based on three major aspects: (1) various tariffs changes that were implemented during the year; (2) introduction of new products; and (3) continuous promotional campaigns leading to the increase of the subsidization of the terminal equipment and service offers.

In terms of the regulatory framework it is important to highlight the approval by the government and the corresponding publication of the new Basis Law for the Telecommunications sector, setting the guidelines for the establishment, management and exploitation of telecommunication networks and the provision that telecommunication services must follow.

It is also important to highlight the freedom for the mobile operators to use their own infrastructure and the granting of a third operator license (combining GSM 900 and 1800 frequencies), which is expected to start commercial service during 1998.

Telecel Customers and the Service Provided 4

Evolution of the Major Indicators

As a result of the high rate of development of the market, 1997 was again a record setting year for **Telecel**, in terms of the number of new Customers, with a total of 413,864 added to its Customer base, corresponding to a 169% increase in relation to the number of net activations during the previous year. Thus, at the end of 1997, **Telecel's** Customer base had an increase of 125%, with the total number of Customers attaining 745,252 at year-end.

NUMBER OF SUBSCRIBERS AND NET ADDITIONS EVOLUTION


800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
number of subscribers
1992
1993
1994
1995
1996
1997
Total subscribers
Net adds

Source: Company reports

The **Vitamina** family of products, especially geared for the mass consumer segments (by being a pre-paid service and by not requiring a monthly charge), was responsible for the major number of new **Telecel** Customer activations. **Telecel's** innovative **Vitamina** products proved to be a profitable manner to reach the mass consumer segment of Customers and are an important concept for continued growth in the marketplace. As a consequence, the professional to mass consumer Customer mix was drastically changed during 1997, greatly contributing to the sharp but expected decline in the average revenue per Customer.

MONTHLY AVERAGE REVENUE PER USER EVOLUTION


20,000 PTE
18,000 PTE
16,000 PTE
14,000 PTE
12,000 PTE
10,000 PTE
8,000 PTE
6,000 PTE
4,000 PTE
2,000 PTE
0 PTE
average monthly revenue per User (ARPU)
18,511 PTE
18,029 PTE
17,935 PTE
17,233 PTE
12,194 PTE
10%
0%
-10%
-20%
-30%
-40%
variation vs previous year
1993
1994
1995
1996
1997

Source: Company reports

Note: Calculated as (total service revenues) / (average no. of Customers during the year/12)

The tariff reductions implemented in March and June 1997, and the increase in the number of calls made within **Telecel**'s network, were further factors contributing to the reduction of ARPU. The usage time, e.g. the number of minutes invoiced per Customer, also suffered a reduction due to the change in the Customer mix, although without showing negative variations within each tariff plan. Despite the ARPU decline, we believe that the average revenue per Telecel Customer is still above the European average and above the average for Portugal's entire cellular sector.

In an industry in which size is very important, economies of scale and the continuous focus of the company on the reduction of the costs per Customer (by adapting the commercial and marketing policies to the value of each market segment) have allowed **Telecel** to achieve a favorable evolution of operating cash flow (EBITDA), which increased by 55.2% in 1997 vs 1996, despite the ARPU reduction. The Customer acquisition cost (calculated as the expenses of advertising, commissions granted to the distribution channels, **SIM** card welcome package costs, and margin on cellular telephone sales), has shown a reduction per new Customer when compared to 1996.

Churn rate evolution was also satisfactory, taking into account the larger percentage of the consumer segment in **Telecel**'s Customer base. As has been seen in other markets, churn typically rises with significant penetration of the mass consumer segment. Significant increase in churn did not happen to **Telecel** in 1997, as a result of the Customer loyalty actions undertaken by the Company.

ANNUAL CHURN RATE EVOLUTION



Annual churn rate
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0
17.0%
16.7%
17.6%
18.8%
1994
1995
1996
1997

Source: Company reports

Note: Calculated as (deactivations - reactivations)/average no. of Customers

Major Events

Telecel Network

Because network coverage and quality is one of the major factors differentiating **Telecel** from the competition, all matters related with the network infrastructure are continuously given a special attention. Taking into consideration the capacity increase needed to handle the expansion of the Customer base and the fact that no additional frequencies were granted to **Telecel** during 1997, the level

of the investment was considerably higher than in the previous year. Thus, new technologies and methodologies were introduced in network planning and network operations; hundreds of new base stations (antennas) and two new switches were installed (one of them dedicated to the Madeira Autonomous Region), which has allowed a significant capacity increase in the major urban centres (more than 62% in Lisbon and Oporto), improving the general quality of the network and expanding the geographical coverage, inside buildings and outdoors.

We must also highlight the service launch, in September 1997, in the Autonomous Regions of the Azores, based on the installation of **Telecel** network in São Miguel, Terceira and Faial islands.

Customer Care Service

Taking into account the foreseen need to provide quality answers to an ever increasing number of Customers, a project of organization and process reengineering of the Customer Care Service was concluded. This project, initiated in 1996, together with the introduction of new computer based tools, has led to a substantial improvement in the quality levels of the services provided to the Customer, as well as the department's efficiency.

In November 1997, an invoicing project was implemented, changing the contents and layouts in order to meet our Customer's requirements for a more clear, customized, and easy to read invoice statement. The new invoice form has also made it easier to optimize the direct debit payment system, thus contributing for a better quality service and a higher level of Customer satisfaction.

We would also like to point out the introduction of the Customer Care Service into the internet, thus providing our Customers with an additional form of access to the company through the **1212@telecel.pt** address.

Communication

In 1997 we have celebrated the fifth anniversary of our public service activities, with the implementation of a number of actions focused on our Customers, Employees, Distributors and Suppliers. The brand awareness and company image were reinforced by multi-shaped communication actions, based on advertising campaigns, promotions and products, complemented by *"below the line"* actions focused on the various market segments. We have maintained our sponsoring of the three major Portuguese Football Clubs and League and as well as Motor sports, among others.

The market studies carried out by the Company have allowed us to conclude that **Telecel** is still recognized as the leading brand in mobile cellular telecommunications, in all relevant aspects.

Products and Services

The innovation in the introduction of new products and services with recognized value by our Customers, was, once more, a constant feature in 1997.

In the information area, we introduced new services such as the club information services providing information about the clubs sponsored by the company, as well as the Infopraias service providing information about the major beaches around the country. 1997 also saw the introduction of several innovations in the data and fax communication area, such as the Fax Mail Box for all subscribers of a regular tariff plan; the written messaging system for fax devices and pagers; and the e-mail internet allowing e-mail messages to be sent to any client via the internet. Another set of services simplifying access to the internet by use of a cellular telephone was also introduced.

The number of countries in which it is possible to use **Telecel** services was also expanded for Customers subscribing to a regular tariff plan, as well as the usage of **Telecel** network by Customers of the

operators of those countries. At the end of 1997 the Company had roaming agreements with 82 operators from 48 countries on five continents.

We must also highlight the new products and facilities of the **Vitamina** family, targeted at sub-segments of Customers. In September 1997, **Telecel** introduced the **Vitamina K** (Kids) addressed at the younger users in the 8-15 age range, with the basic feature of only allowing calls to six numbers selected by the Customer, thus ensuring total usage security and control. In October, **Telecel** introduced the **Vitamina R** (Radical) product, addressed at the young Customers with ages above 15, with the major feature of offering a discount on calls between **Vitamina R** Customers, thus providing easier communications within this particular social group. In November, **Telecel** introduced the **Vitamina P** (Professional), addressing the professional users who, although giving value to its cost control features, need to make more calls to the land network during workdays. This product benefits from a more advantageous price in relation to **Vitamina T**, but with a higher pre-charge amount. It is also important to highlight a few new facilities introduced in the **Vitamina** family, such as the instantaneous pre-payment, the pre-payment bonus and, most important of all, the roaming usage in Spain, making it the first of this type of products in the European market to allow usage out of the country of origin, while maintaining all its facilities, namely the cost control capabilities, the updating of the account balance in real time, and the ability to recharge via the handset.

MONTH	SERVICE	DESCRIPTION
January	INFOPRAIAS	Information about the weather and the sea in the main Portuguese beaches.
February	DUO	Availability of two **SIM** cards with the same associated phone number.
March	DIRECT SMS	Application that allows sending written messages to cellular phones on the **Telecel** network using a personal computer and a fixed line modem.
	BONUS VITAMINA	Charging bonus for the **Vitamina** Customers.
May	SEMI-CLIR	The Customer is able to control the display to show the phone number of the calling party.
June	FREE NUMBER TELECEL	Called party pays service, if the call is originated in the **Telecel** network or in the national fixed network.
	INSTANT RELOAD	Reduction of the time period between the successful **Vitamina** recharge operation and the respective card reload to about 15 seconds.
July	SIMPOS	Management of Customer cards (i.e. memories, sms, etc.) in **Telecel** points of sale.
	TELEMULTIBANCO PHASE 2	Possibility to check the accounting and available balance, the 3 last account movements, the last 2 movements performed with the Multibanco card or with the TeleMultibanco service, as well as the possibility to perform transfers among the different accounts associated to the same card.
August	SMS TO FAX	Possibility to send a fax from a cellular phone, without any additional equipment to any national destination.
September	INTERACTIVE KIOSKE	Interactive consultation about **Telecel** available in any **Telecel** shop, which also allows Customers invoice payments and **Vitamina** reloads.
	VITAMINA K	**Vitamina** especially addressed at the young users segment (age 8 to 15) with the main feature of only allowing calls to six pre selected number.
October	VITAMINA R	**Vitamina** especially addressed to the young Customers segment (age 15 to 24), with the major feature of offering a 25% discount on calls between **Vitamina R** Customers.

November	**VITAMINA P**	**Vitamina** addressing the professional users segment, which allows Data and Fax transmission as well as a Message Management Service with a tariff structure suited to higher usage during peak time.
	FAX MAIL	Allows any Customer to receive fax messages in his/her mail box which can be later on printed wherever is more convenient.
	PLAN TELECEL INTERNET	Tariff plan especially addressed to the connection to the ISPs (Internet Service Provider) at the price of a call to the **Telecel** network.
	correio@telecel	Allows the Customer to receive electronic mail directly in his/her cellular phone in a short message format.
	SMS TO PAGER	Possibility to send messages to **Telechamada** pagers directly from the cellular phone in a short message format.
	PLAN TELECEL MESSAGES	Tariff plan specially addressed to the Customers who make intensive use of the Short Message Service.
	ROAMING FOR VITAMINAS	Allows **Vitamina** Customers to Roam with Spain with real time cost control.
	ACCESS KIOSKE TO INTERNET	Allows instant access to Internet through the Data Mobile Service or Internet **Telecel** without the need to have a contract with an ISP.
December	**1212@telecel.pt**	Access to the Customer Care Service though the email address **1212@telecel.pt.**.
	1214@telecel.pt	Access to the Data and Fax support team through the email address **1214@telecel.pt.**.

Tariff Plans

As a result of the competitiveness in this market, the significant tariff reductions in 1997 attracted many new Customers who have a lower purchasing power. **Telecel** has a strategy to develop the highest quality offering in the market at a competitive price.

In March, **Telecel** reduced its tariffs for mobile-to--fixed communications, introduced the weekend tariff and reduced to 7,500 PTE per quarter the minimum pre-paid amount of the **Vitamina** T service.

In June, **Telecel** reduced its fixed-to-mobile tariff by 17% to 33% (depending on the time of day and day of the week) offering very competitive tariffs for these communications at lunchtime, nighttime and during weekend.

In October, **Telecel** introduced the "Frequent Calls Discount", which allows Customers to benefit from a 20% discount on national calls to the three most frequently called number of his/her choice, by paying a 500$00 monthly charge.

In November, the Company introduced the "Intra--account Discount", included in a promotional package addressed at the small and medium size businesses, allowing Customers to benefit from special conditions in the communications between services included in the same account.

Finally, we created the "Regional Discounts" introduced in the Madeira and Azores Autonomous Regions, which allow Customers from these regions to benefit from special conditions for calls made to the fixed network in each region.

It is important also to highlight that the cost reductions in communications and the introduction of new tariff plans better adjusted to the needs of each market segment, were major contributing factors for the high penetration level attained in 1997. Also, the minimum cost to maintain the cellular service was reduced to a monthly charge of 2,500 PTE (VAT included), for the **Vitamina** plans, allowing the Customer to make calls up to that amount at no additional cost.

EVOLUTION OF THE MINIMUM MONTHLY COST (VAT incl.) TO MAINTAIN THE TELECEL SERVICE


10,000 PTE
7,500 PTE
5,000 PTE
2,500 PTE
0 PTE
1992
1993
1994
1995
1996
1997

Source: Company reports

Distribution Channels

Another important event during the year was the introduction of new distribution methods especially geared toward the mass consumer segment. Together with **Telecel**, other companies used the cellular service as an incentive to promote the sales of their products. Petrol companies, banks, and newspapers were the most noteworthy ones in this category. Sales made through existing Customers were also very effective, helping to build loyalty as well as to attract new Customers. To this end, the fifth anniversary campaign was a great success, allowing those Customers who have been with **Telecel** for at least one year to exchange their equipment under unique conditions and to subscribe to a new service at very competitive prices.

In the traditional channels - Direct Sales, Company owned stores, Agents, Retailers, Hypermarkets and Resellers - the performance was generally in line with the evolution of the market, with a better performance by those channels especially geared toward the mass consumer segment. In the Company owned stores area we must highlight the new shops opened in Lisbon, Guimarães, and Ponta Delgada.

Terminal Equipment

The Company reinforced its presence in the commercialization of terminal equipment as a way to assure receiving the best products with more competitive conditions, which are key to acquiring and maintaining Customers. On the other hand, and due to the weight taken by the sales of telephone with service packages in the total number of activations (promotions with **SIM Telecel** kit and **Vitaminas**), the number of terminal equipment units sold was much higher than during the previous year, reaching a total of close to half a million units.

During the year, the reduction in the sale price of handsets to the Customer without a similar level of reduction in the cost to **Telecel** led to a higher level of handset subsidies in 1997 (a practice initiated in Portugal in 1996).

EVOLUTION OF THE AVERAGE SALE PRICE OF CELLULAR TELEPHONES BY TELECEL


140,000 PTE
120,000 PTE
100,000 PTE
80,000 PTE
60,000 PTE
40,000 PTE
20,000 PTE
0 PTE
1993
1994
1995
1996
1997

Source: Company estimates

As a result of the reengineering project implemented in the Technical Assistance area, it was possible to significantly improve the efficiency of the "Express Service" programs for regular tariff plan Customers and the "Mail Service" for **Vitamina** plan Customers. As an example, the "Express Service" plan, which had an increased demand of close to 40% in relation to 1996, was able to maintain an availability of "on-loan" equipment of 97% in 1997, with a 100% percent rate since the beginning of the third quarter 1997.

In 1997 the number of service points was expanded to Guimarães and Ponta Delgada and a service center is now available in each town in which **Telecel** has a shop.

The authorized installers program was also expanded, and at the end of the year authorized installers were present in each district of the country.

Information Systems 5

Information systems are an important tool for the implementation of **Telecel**'s strategy, allowing **Telecel** to offer to its Customers an excellent service based on a competitive and innovative offer.

During 1997 we continued our efforts to improve the Information Systems to adapt them to the fast growth pace. We introduced a new interface between the Information Systems and the GSM Network, thus increasing the speed at which we are able to provide answers to our Customers, and we introduced a new 7-digit Numbering Plan. Also, **Telecel** revised and improved its layout of **Telecel** service invoices. Considerable investments were made in the implementation of new systems and in changing the existing ones to support the introduction of new products and services. The implementation of a new invoice with different content and layout must be highlighted due to the impact it had in the entire Customer base.

Human Resources



The great increase in the number of Customers has put additional pressure on all sectors of the Company, especially in the most operationally oriented jobs. This led us to accelerate the recruitment process, and to hire additional staff earlier than initially anticipated, in order to maintain the quality of the services provided. Thus, at the end of 1997 the total **Telecel** headcount reached 878, corresponding to a 32% increase in relation to December 1996. It is important to highlight that the Company has not used external contractors for several activities considered as basic to the provision of high quality services, namely in the area of Customer Care Services and in Direct Sales, a relatively large structure which includes 24 shops.

Within the scope of a human resources policy based on the continuous development and the acquisition of new competencies and motivation of all staff members, **Telecel** has carried out an intensive training program, technical as well as behavioral, attended by a total of 1,195 persons from all the functional areas of the Company.

In 1997, **Telecel** performed its regular employee satisfaction survey. This activity, which results reflected the good organizational climate at **Telecel**, is a complementary way to foment participation and ascribe responsibility of all staff members in the life of the Company.



EMPLOYEES	1995	1996	1997
Total	472	667	878

Analysis of the Company´s Accounts



The evolution in 1997 of the major items of **Telecel's** accounts clearly shows the high rate of growth of its Customer base, as well as of the infrastructure required to maintain the high quality of the services provided.

Evolution of Revenues

The total operating revenues attained a total of 87.7 billion PTE in 1997, a 49.0% growth when compared to the 58.8 billion PTE for 1996.

Of this total, 78.8 billion PTE are revenues from the services provided and 8.9 billion PTE from sales of terminal equipment units and their corresponding accessories. These figures correspond to a growth of 49.7% and 42.8% respectively, in relation to 1996 figures.

TOTAL OPERATING REVENUES AND SERVICE REVENUES



90
80
70
60
50
40
30
20
10
0
7.5
5.2
16.6
13.8
32.4
28.6
58.8
52.6
87.7
78.8
1993
1994
1995
1996
1997
Total operating revenues
Service revenues

Source: Company reports

The evolution of the service revenues reflects not only the expansion of the Customer base, which more than doubled during 1997, but also the reduction, by close to 29.2%, in the ARPU level, as previously stated in this report.

In relation to terminal equipment sales, the growth reflects the increased number of units sold, albeit at a roughly 60% lower average price when compared to 1996 figures.

Evolution of Costs

In 1997, operating expenses, which include all costs with the exception of those for financing and extraordinary costs, reached a total of 66.2 billion PTE, corresponding to a 45.6% growth when compared to the 45.5 billion PTE for 1996. In terms of percentage in relation to the total operating revenues, this figure corresponds to a reduction to 75.5% when compared to the 77.3% ratio for 1996, thus reflecting a gain in terms of the operating margins.

OPERATING EXPENSES AND MARGIN ON TOTAL OPERATING REVENUES



147.3%
107.7%
87.0%
77.3%
75.5%
70
60
50
40
30
20
10
0
11.0
17.8
28.4
45.5
66.2
160%
140%
120%
100%
80%
60%
40%
20%
0%
1993
1994
1995
1996
1997
Operating expenses
Margin on total op. revenues

Source: Company reports

The various components of operating expenses had the following evolution:

Interconnection costs, which includes costs with the rental of circuits and the access to the networks of other telecommunication operators, attained a total of 13.3 billion PTE, representing a 13.2% increase in relation to 1996. The weight in relation to the operating revenues went to 15.1% from 19.9% in the previous year, reflecting not only the better conditions obtained in the Price Convention negotiated at the beginning of the year, but also the scale economy gains arising from the greater usage of the GSM network. In relation to service revenues, the ratio of the interconnection costs was 16.8% in 1997, which compares to the 22.3% for 1996.

Cost of goods sold, which includes not only the cost of the equipment sold, but also to the cost of the activation package and the corresponding SIM card, attained a total of 18.3 billion PTE, representing a 128.2% growth in relation to the 8.0 billion PTE for 1996. Its relative weight in the operating revenues went to 20.9% from 13.6% in the previous year, reflecting the greater involvement of the company in equipment sales activities.

Selling, general, administrative and other expenses attained a total of 17.3 billion PTE, a 41.0% growth in relation to 1996, reducing its weight in relation to the operating revenues to 19.7% from 20.8%, thus reflecting the efficiency gains obtained, namely in the Customer acquisition costs.

Wages and Benefits attained a total of 4.8 billion PTE, representing a 26.2% increase in relation to previous year figures, as a result of the headcount increase (32%), partially compensated by the reduction in the average cost per employee. The relative weight of the personnel expenses in relation to the operating revenue was reduced to 5.5% from 6.5% in 1996.

Depreciation and amortization amounted to a total of 9.0 billion PTE, a 44.0% growth in relation to the previous year, reflecting the continued investment effort by the company in the development of its infrastructure. The relative weight of this item in relation to the total operating revenues was reduced to 10.3% from 10.6%.

Provisions for bad debt, excess inventory and other items in 1997 amounted to a total of 3.6 billion PTE, a 4.6% increase in relation to the 1996 figure. Part of this figure corresponds to the reinforcement of the bad debt provision in the amount of 2.4 billion PTE representing a decrease in relation to the total operating revenues to 2.7% from 3.6% in 1996, thus reflecting the improvements obtained

in this area, namely with the pre-paid products. ***Non-operational expenses*** (such as financing and extraordinary costs) attained a total of 1.6 billion PTE in 1997, of which 0.7 billion correspond to interests and other financing expenses, and 0.3 billion correspond to **Telechamada** losses. In relation to 1996, the interests item was reduced by 27.8%, mainly as a result of the general drop in interest rates, and the reduction of the average debt along the year.

Telechamada losses suffered a 14.2% increase in relation to 1996 figures, revealing the difficulties encountered in this sector.

Results

The operating cash flow (EBITDA) generated in 1997 reached a total of 30.4 billion PTE, which corresponds to a 55.2% increase when compared to the 19.6 billion PTE generated during 1996, and an improvement the margins in relation to the total operating revenues to 34.7% from 33.3% in 1996. In relation to the services revenues, the corresponding margin went to 38.7% from 37.3% in 1996.

This growth in the margins is even more significant when we take into consideration that the Company incurred high acquisition costs to face the more than doubling of its Customer base in 1997.


OPERATING EXPENSES AND MARGIN ON TOTAL OPERATING REVENUES
9.3%
25.4%
33.3%
34.7%
35
30
25
20
15
10
5
0
35%
30%
25%
20%
15%
10%
5%
0%
Billion PTE
1.5
8.2
19.6
30.4
1994
1995
1996
1997
Operating cash flow
Margin on total operating revenues

Source: Company reports

The ***pre-tax income*** for 1997 amounted to 20.9 billion PTE, which represents an increase of 79.6% in relation to the 11.6 billion PTE attained in 1996, with an increase in the margin on total operating revenues to 23.8% from 19.7% in 1996. This improvement reflects the increased efficiency obtained this year.

The ***income tax provision*** was 7.6 billion PTE, which compares to the 4.3 billion PTE provisioned in 1996, a 74.9% increase, which was nevertheless lower than the growth of the pre-tax income. The effective tax rate was thus lowered to 36.3% from 37.2%, lower than the previously estimated rate due, on the one hand, to the reduction of the nominal tax rate from 39.6% to 37.4% recently decided by the Portuguese Government and, on the other hand, the fiscal recovery of previously incurred costs and which only this year became deductible.

The ***net income*** was 13.3 billion PTE, equivalent to 618 PTE per share, which represents an 82.4% increase in relation to the 7.3 billion PTE attained in 1996 (339 PTE per share). In terms of the margin on operating revenues, there was an improvement to 15.2% from 12.4% in 1996.

NET INCOME


15
10
5
0
-5
-10
1993
-5.0
1994
-2.8
2.4
1995
7.3
1996
13.3
1997
Net income

Source: Company reports

Investment Policy 8

In 1997, **Telecel** kept its high level of investment in order to maintain the high quality of services provided to its Customers, namely by reinforcing the coverage and capacity of its cellular GSM network. The total amount invested in fixed assets was 19.1 billion PTE in 1997, of which 14.2 billion PTE were applied in the development of the network. In comparison with 1996, these figures show a 29.1% growth, respectively.

CAPITAL EXPENDITURES


25
20
15
10
5
0
billion PTE
6.7
8.5
11.3
14.8
19.1
1993
1994
1995
1996
1997

Source: Company reports

Financing Policy 9

In 1997, the company generated, for the first time, positive cash flow after investment of 2.9 billion PTE, which favorably compares with the negative 1.3 billion PTE for 1996.

This amount was mainly used to reduce the interest bearing debt, which on December 31, 1997 amounted to 13.8 billion PTE, which compares with the 15.9 billion PTE recorded at December 31, 1996. The remaining was used to reinforce the working capital fund.

On December 31, 1997 the interest bearing debt was mainly composed of bonds up to a total of 10.0 billion PTE, the remaining 3.8 billion PTE being composed of very short term loans. We must highlight that in August 1998, a part of the bonds will mature, in a total amount of 7.5 billion PTE, and that the company intends to issue new replacement bonds.

In June 1997 the Company re-negotiated the conditions of the Commercial Bonds Program, issued in 1993, in order to renew it for succeeding annual periods. At the end of the year the Program was not in use.

INTEREST BEARING DEBT



billion PTE
20
18
16
14
12
10
8
6
4
2
0
6.2
10.5
17.5
15.9
13.8
1993
1994
1995
1996
1997

Source: Company reports

Distribution of Results 10

The positive results obtained by the company place it in a position to define the distribution results policy.

Taking into account the activities plan for 1998 and the borrowing capabilities of the Company, the Board of Management proposes the following distribution of the 1997 net income, for a total amount of 13.3 billion PTE:

Reinforcement of the Legal Reserve: 5% of the net income equaling a total of 0.7 billion PTE;

Distribution of Dividends: 300 PTE per outstanding share, equaling a total of 6.5 billion PTE;

Retained Earnings: The remaining 6.1 billion PTE will be retained.

This proposal is specific to 1997 earnings only, and will be reconsidered annually, or if circumstances dictate that a special review of dividend distribution should be completed in the interim.

Outlook for 1998 11

A continuous growth of the market is expected during 1998 and following years.

The average revenue per Customer (ARPU) is expected to continue its downward trend, following the increase in the ratio of mass consumer Customers, the reduction of tariffs, and the increase of the in-network mobile-to-mobile traffic.

The competitiveness of the business environment is expected to become even stronger, including the start-up of the operation of a third operator mid-year.

With the evolution of the GSM standard and the innovation capability of the operators, new services are expected to be introduced on a regular basis, widening and improving the range of services offered to Customers.

To take into account the continuous increase in the number of Customers and to continue to expand and improve the quality of the network, the level of investment will remain high during 1998, even higher than in 1997.

Telecel is hopeful that in the begining of 1998 **Telecel** will be granted additional GSM 1800 Frequencies by ICP, which are essential to reinforce its network capacity and to maintain the quality of the services provided to an ever increasing number of Customers. In accordance with public statements by government officials, the government intends to grant the existing operators the same number of frequencies as granted to the third operator.

During 1998, **Telecel** has, as one of its major goals, to redefine its business in the telecommunications area, to take the best possible advantage of the existing and new opportunities arising from the liberalization process (as of 1999 with the direct interconnection to other operators and from the year 2000 on with the total liberalization) to expand the potential value of the Company in the medium and long term.

Final Comments 12

Despite its youth, **Telecel** is already a reference company in the telecommunications sector nationwide and internationally, having developed the required competencies to defend its position in this market. Currently, in Portugal, **Telecel** is the second largest national telecommunications operator in terms of service revenues, and the largest mobile operator.

Telecel has a strong image in the market as a professional Company providing high quality services: it operates a nationwide telecommunication network and has, besides the required technical skills, competencies in Marketing, Customer Care and Information Systems to be capable of providing high quality and innovative services. It also has a diversified network of distribution channels to ensure its wide coverage of the whole country.

Based on these competencies and their solidification, **Telecel** believes it is well prepared to face the challenges and to take advantage of the opportunities that the gradual liberalization of the market will unveil in the coming years.

A Few Words of Thanks 13

As has happened in previous years, **Telecel** surpassed in 1997 the already ambitious goals set in its plan. We believe that in 1998, despite the uncertainties and challenges, the Company will continue its favorable evolution. We would like to end these few words by thanking:

Our ***Customers*** who are always trying to help us with their critiques and suggestions and whose needs we will always try to satisfy;

Our ***Employees*** for what we have already achieved is the direct result of their efforts; without them it would have been impossible to create and develop in such a short time, one of the most dynamic Portuguese companies, with a remarkable dimension and profitability, capable of providing the highest quality service to the public;

Our ***Distributor*** and ***Suppliers*** for being our most important partners in this ambitious project;

Our ***Shareholders*** who always gave us their full support and the necessary guidelines, and the confidence of whom we hope to keep;

The ***Public and Government Entities*** who have always accepted the dialogue with our Company and tried to understand our problems and expectations.

And to end, a special word of thanks to the members of our corporate bodies: the ***General Council Chartered Accountant and Presidency of the Shareholders Meeting.***

Lisbon, March 18, 1998

THE BOARD OF MANAGEMENT

António Rui de Lacerda Carrapatoso (President)

António Vaz Branco

António Manuel da Costa Coimbra

Nuno J. F. S. de Oliveira Silvério Marques

Wayne James Ross

independen
opini
other

3

independent accountant's opinion and other legal notice

Telecel - Comunicações Pessoais, S.A.









Orientation and dedication.
The ingredients of success.

General Council Activity Report - 1997

Mr. Shareholders,

The General Board met regularly during 1997, pursuant to the provisions of the Law, to accompany and monitor the activities of the Board of Management and of the Company in general.

Earlier this year, the Council approved the 1997 Business Plan and Budget, which was the framework for the Company's activities during this accounting year. At that time, the Compensations Committee also approved the Stock Options Plan for the Members of the Board, pursuant to the resolution passed by the General Shareholders Meeting held 09 December 1996.

In March, the Council approved the Management Report and the Financial Statements and corresponding appendices for the 1996 financial year, as well as the General Council Activities Report, which was approved at the General Meeting of Shareholders.

The Council approved the reinforcement of the Investment Budget for 1997 as proposed by the Board to take into account the high growth rate of the Customer base, the additional traffic generated, and the lack of additional frequencies.

In December, the Council approved the Budget and Activities Plan for 1998. At the same time the Council approved the proposal made by the Board to create, as of 1998, a Pension Plan for Telecel collaborators based on a defined contribution scheme.

Since Telepri has liquidated its interest in **Telecel** (June 1997), Mr. Américo Ferreira de Amorim and Mr. Patrício Monteiro de Barros have presented, at this time, their resignation of all their functions as members of **Telecel**'s General Council.

The Council would like to especially recognize and thank Mr. Américo Amorim for his acumen and vision as the former President of the General Council. The Council would also like to thank Mr. Américo Amorim and Mr. Patrício Monteiro de Barros for their commitment to the success of the Company while serving as members of the General Council. Mr. Américo Amorim served as President of the General Council from 1992. Mr. Patrício Monteiro de Barros served as member of the General Council from 1994.

The Council acknowledges that the Company maintained during 1997 a high level of dynamism, in the expansion and consolidation of its infrastructure, as well as in the expansion of its Customer Base and the quality of the services provided, being thus able to exceed the goals set for this year. The Council expresses its recognition for the excellent performance of the Board in the direction and management of the Company, thus casting a vote of appreciation for the work performed.

The 1997 Report and Accounts prepared by the Board of Management has been approved and as this report reveals the existence positive results in the amount of 13,296,785 thousand PTE. The Council agrees with the proposal by the Board to distribute 300 PTE per share as dividend.

March 20, 1998
Lisbon, Portugal

The General Council

Stock Trading Activity by Management Board and General Council Members 2

GENERAL COUNCIL	Held on 1996.12.31 Shares	Held on 1996.12.31 Bonds	Acquired in 1997 Shares	Acquired in 1997 Bonds	Sold In 1997 Shares	Sold In 1997 Bonds	Balance on 1997.12.31 Shares	Balance on 1997.12.31 Bonds
Members								
AirTouch Europe B.V.	10,941,107	-	-	-	-	-	10,941,107	-
Vernon H.L. Tyerman	-	-	-	-	-	-	-	-
Jeffrey D. Clark	1	-	-	-	-	-	1	-
Barbara A. Riker	1	-	-	-	-	-	1	-
Edward A. Salas	1	-	-	-	-	-	1	-
Francisco R. Riechmann	1	-	-	-	-	-	1	-

BOARD OF MANAGEMENT	Held on 1996.12.31 Shares	Held on 1996.12.31 Bonds	Acquired in 1997 Shares	Acquired in 1997 Bonds	Sold in 1997 Shares	Sold in 1997 Bonds	Balance on 1997.12.31 Shares	Balance on 1997.12.31 Bonds
Members								
António Carrapatoso	880	-	-	-	-	-	880	-
António Vaz Branco	600	-	-	-	-	-	600	-
António Coimbra	600	-	-	-	-	-	600	-
Nuno Silvério Marques	600	-	-	-	-	-	600	-
Wayne J. Ross	600	-	-	-	600	-	0	-

António Carrapatoso

Was granted on January 2, 1997 the right to purchase from **Telecel** up to 35,000 shares at a unit price of 7,950 PTE, pursuant to the Stock Options Plan approved by the Company.

António Vaz Branco

Was granted on January 2, 1997 the right to purchase from **Telecel** up to 12,500 shares at a unit price of 7,950 PTE, pursuant to the Stock Options Plan approved by the Company.

António Coimbra

Was granted on January 2, 1997 the right to purchase from **Telecel** up to 15,000 shares at a unit price of 7,950 PTE, pursuant to the Stock Options Plan approved by the Company.

Nuno Silvério Marques

Was granted on January 2, 1997 the right to purchase from **Telecel** up to 12,500 shares at a unit price of 7,950 PTE, pursuant to the Stock Options Plan approved by the Company.

Wayne J. Ross

Sold on March 5, 1997, 600 shares at 14,500 PTE per share.

CHARTERED ACCOUNTANT

Amável Calhau, Ribeiro da Cunha & Associados, do not hold any shares or bonds issued by the Company. Dr. José Maria Ribeiro da Cunha does not hold any shares or bonds issued by the Company.

Extract of the Minutes of the Telecel General Council Meeting 3

(...)

Mr. Tyerman opened the discussion of the points in the Agenda.

1. 1997 Board of Management Report and Financial Statements

Mr. António Carrapatoso, President of the Board of Management, presented the Board of Management Report and Financial Statements for the year 1997 and explained the main issues of the year, as well as a summary of the contents of the Report. Mr. Ribeiro da Cunha described the work carried out in order to review the Accounts in 1997. He then presented the Chartered Accounts Report and the Legal Certification of Accounts for the 1997 financial year. Mr. Ribeiro da Cunha reiterated his favorable opinion of the accounts, and recommended that the General Council approve the accounts. Based on these elements, Mr. Tyerman requested the Council to vote its approval for the Board of Management Report and the Financial Statements for the 1997 financial year. They were both approved by unanimous vote.

2. 1997 General Council Report

The Council reviewed the General Council Activity Report for 1997, to be submitted to the Annual General Assembly of Shareholders'. It was approved by unanimous vote.

(...)

March 20, 1998
Lisbon, Portugal

Report of Independent Accountants

To the Shareholders and the Management Board
of **Telecel - Comunicações Pessoais, SA**

1. We have audited the accompanying balance sheet of **Telecel - Comunicações Pessoais, SA** (the "Company") as of December 31, 1997, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was performed in accordance with generally accepted auditing standards in Portugal, which are substantially consistent with those in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of the Company as of December 31, 1997 and the results of its operations, changes in shareholders' equity, and cash flows for the year then ended, in conformity with generally accepted accounting principles in Portugal.

4. The accounting practices of the Company used in preparing the accompanying financial statements, which conform with generally accepted accounting principles in Portugal, do not necessarily conform with accounting principles generally accepted in the United States of America. A description of the significant differences between these two sets of accounting principles, and the effect of these differences on net income and shareholders' equity, are set forth in Notes 22 and 23 of the accompanying Notes to the Financial Statements.

PRICE WATERHOUSE

March 3, 1998
Lisbon, Portugal



financial statements 4

financial statement

Telecel - Comunicações Pessoais, S.A.









Behind an image, lies true value.

Balance Sheet as of December 31, 1997

(amounts expressed in thousands of Portuguese Escudos and thousands of US Dollars)	Notes	Year ended December 31, 1997 PTE	1997 US$*	1996 PTE	1996 US$*
ASSETS					
Cash and Cash Equivalents		257,042	1,402	287,239	1,837
Accounts Receivable:					
Trade receivables, net	4	12,124,414	66,134	12,316,799	78,757
Taxes receivable	12	357,989	1,953	333,374	2,132
Other debtors		731,938	3,993	295,086	1,887
		13,214,341	72,080	12,945,259	82,776
Inventories, net	5	7 636,316	41,653	2,586,665	16,540
Prepaid expenses / Deferred costs	6	1,516,906	8,274	355,788	2,275
Total current assets		22,624,605	123,409	16,174,971	103,428
Investment in and loans to unconsolidated subsidiary Company	7	2,442,576	13,323	1,665,800	10,652
Fixed assets, net	8	45,545,599	248,435	34,382,857	219,853
Intangible assets, net	9	2,029,073	11,068	3,120,697	19,954
Total assets		72,641,853	396,235	55,344,325	353,887
LIABILITIES AND SHAREHOLDERS EQUITY					
Current:					
Accounts and Notes Payable:					
Corporate bonds	10	7,500,000	40,910	0	0
Bank loans and overdrafts	11	3,780,926	20,624	5,888,959	37,656
Trade creditors		10,861,462	59,245	7,267,337	46,469
Taxes payable	12	5,053,183	27,563	5,120,286	32,740
Other creditors		396,769	2,164	99,510	636
Other provisions	20	664,939	3,627	127,416	815
Accrued costs	6	3,659,993	19,964	3,975,968	25,424
Deferred income	6	2,743,006	14,962	680,049	4,348
Total current liabilities		34,660,268	189,059	23,159,525	148,088
Medium and Long Term:					
Corporate bonds	10	2,500,000	13,637	10,000,000	63,943
Total liabilities		37,160,268	202,696	33,159,525	212,031
Shareholders' Equity:					
Common stock - at par value (21,500,000 shares authorized)	13	21,500,000	117,275	21,500,000	137,477
Reserves		486,461	2,653	121,930	780
Retained earnings		13,495,124	73,611	562,870	3,599
Total shareholders' equity		35,481,585	193,539	22,184,800	141,856
Total liabilities and shareholders' equity		72,641,853	396,235	55,344,325	353,887

* US dollar amounts translated at PTE 183.33 for US$1 at December 31, 1997, and PTE 156.39 for US$1 at December 31, 1996 (Note 1).

The accompanying notes are an integral part of these financial statements.

THE CHIEF ACCOUNTANT

THE BOARD OF MANAGEMENT

Statement of Operations for the Year Ended December 31, 1997

2

(Amounts expressed in thousands of Portuguese Escudos and thousands of US Dollars)	Notes	Year ended December 31 1997 PTE	1997 US$*	1996 PTE	1996 US$*
Operating Revenues:					
Wireless services		78,770,783	429,667	52,602,425	336,354
Sales of equipment and accessories		8,893,351	48,510	6,228,719	39,828
Total Operating Revenues		87,664,134	478,177	58,831,164	376,182
Operating Expenses:					
Interconnection costs		(13,260,506)	(72,332)	(11,720,687)	(74,945)
Cost of equipment and accessories sold	14	(18,299,091)	(99,815)	(8,019,194)	(51,277)
Selling, general, administrative and other expenses		(17,267,947)	(94,190)	(12,244,840)	(78,297)
Wages and salaries		(4,826,565)	(26,273)	(3,817,329)	(24,409)
Depreciation and amortization		(8,987,320)	(49,023)	(6,240,147)	(39,901)
Provisions for bad debts, excess inventory and other items	3 e)	(3,573,935)	(19,494)	(3,416,057)	(21,843)
Total Operating Expenses		(66,205,454)	(361,127)	(45,458,264)	(290,672)
Operating income		21,458,680	117,050	13,372,880	85,510
Other Income (expense):					
Net loss of unconsolidated subsidiary	7	(299,124)	(1,632)	(261,973)	(1,675)
Interest and other income	15	541,182	2,952	168,306	1,076
Interest and other expense	16	(1,301,294)	(7,098)	(1,797,764)	(11,495)
Other non-operating income		462,197	2,521	135,506	866
Income before income tax		20,861,641	113,793	11,616,955	74,282
Income tax provision	17	(7,564,856)	(41,264)	(4,326,341)	(27,664)
Net Income		13,296,785	72,529	7,290,614	46,618

* US Dollar amounts translated at PTE 183.33 for US$1 for the year ended December 31, 1997, and PTE 156.39 for US$1 for the year ended December 31, 1996 (Note 1).

The accompanying notes are an integral part of these financial statements.

THE CHIEF ACCOUNTANT

THE BOARD OF MANAGEMENT

Statement of Changes in Shareholders´ Equity for the Year Ended December 31 ,1997

(Amounts expressed in thousands of Portuguese Escudos and thousands of US Dollars)	Common Stock	Reserves	Retained Earnings
Balance at December 31, 1996	21,500,000	121,930	562,870
Net income for the year	0	0	13,296,785
Legal reserves	0	364,531	(364,531)
Balance at December 31, 1997	21,500,000	486,461	13,495,124

The accompanying notes are an integral part of these financial statements.

THE CHIEF ACCOUNTANT

THE BOARD OF MANAGEMENT

Statement of Cash Flows for the Year Ended December 31, 1997

4

(Amounts expressed in thousands of Portuguese Escudos and thousands of US Dollars)	Year ended December 31, 1997 PTE	1997 US$*	1996 PTE	1996 US$*
OPERATING ACTIVITIES:				
Received from clients	87,447,876	476,997	51,151,581	327,077
Payments to suppliers	(53,807,467)	(293,500)	(30,245,687)	(193,399)
Payments to employees	(4,687,414)	(25,568)	(3,539,036)	(22,630)
Payments related to income taxes	(7,518,881)	(41,013)		
Other payments relating to operating activities, net	(964,102)	(5,259)	(329,267)	(2,105)
Cash flows from operating activities	**20,470,012**	**111,657**	**17,037,592**	**108,943**
INVESTING ACTIVITIES:				
Cash receipts resulting from:				
Tangible fixed assets	125,023	682	56,430	361
Interest and other income	541,182	2,952	168,306	1,076
	666,205	3,634	224,736	1,437
Payments relating to:				
Unconsolidated subsidiary	(1,075,900)	(5,869)	(825,000)	(5,275)
Fixed and intangible assets	(16,677,727)	(90,971)	(12,774,628)	(81,684)
	(17,753,627)	(96,840)	(13,599,628)	(86,959)
Cash flows from investing activities	**(17,087,422)**	**(93,206)**	**(13,374,892)**	**(85,522)**
FINANCING ACTIVITIES:				
Cash receipts resulting from:				
Issuance of corporate bonds	0	0	0	0
Short term borrowings	0	0	0	0
Other financing activities	0	0	0	0
	0	0	0	0
Payments relating to:				
Short term borrowings	(2,108,033)	(11,499)	(1,594,837)	(10,198)
Interest and related expenses	(1,304,754)	(7,117)	(1,897,164)	(12,131)
	(3,412,787)	(18,616)	(3,492,001)	(22,329)
Cash flows from financing activities	**(3,412,787)**	**(18,616)**	**(3,492,001)**	**(22,329)**
Change in cash and cash equivalents	(30,197)	(165)	170,699	1,092
Notional exchange rate effect on cash and cash equivalents	0	(270)	0	(35)
Cash and cash equivalents at the beginning of the period	287,239	1,837	116,540	780
Cash and cash equivalents at the end of the period	**257,042**	**1,402**	**287,239**	**1,837**

* US Dollar amounts translated at PTE 183.33 for US$1 for the year ended December 31, 1997, and PTE 156.39 for US$1 for the year ended December 31, 1996 (Note 1).

The accompanying notes are an integral part of these financial statements.

THE CHIEF ACCOUNTANT

THE BOARD OF MANAGEMENT

notes

Telecel · Comunicações Pessoais, S.A.

5

notes to financial statements






EU CREIO QUE ELE FALAVA
APENAS PARA OS IMPRU-DENTES!
MOMENTO!
E-ELE NÃO FAZ IDEIA DO QUE SEJA!
O FLASH É



The difference is in the details.

Notes to the Financial Statements as of December 31, 1997

(All amounts expressed in thousands of Portuguese Escudos)

1

NOTE 1

Description of the Company and Basis of Presentation

a) Description of the Company

Telecel - Comunicações Pessoais, SA ("**Telecel**" or "Company") was founded on May 15, 1991 and provides mobile telecommunication services under a 15 year license granted on October 18, 1991 by the Portuguese Government through the Portuguese Institute of Communications ("ICP"). The business activities of the Company are subject to the terms of this license.

The Company holds 100% of the capital stock of **Telechamada - Chamada de Pessoas, SA** ("**Telechamada**"), which provides paging services (see Note 7).

b) Basis of presentation

The financial statements have been prepared from the accounting records of the Company and are presented in Portuguese Escudos in accordance with generally accepted accounting principles in Portugal ("Portuguese GAAP") which differ in certain respects from generally accepted accounting principles in the United States of America ("US GAAP"). A description of these differences as they relate to the Company and their effect on net income and shareholders' equity are set forth in Notes 22 and 23. The financial statements also include certain reclassifications and additional disclosures (see Note 24) in order to conform more closely to the form and content of financial statements prepared in accordance with US GAAP.

The preparation of the financial statements in conformity with Portuguese GAAP, together with the reconciliation to US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

The Company's investment in **Telechamada** is not material for accounting purposes and accordingly has been reflected in these financial statements using the equity method of accounting rather than the consolidation method (Note 7) as permitted by nº 4 of Decree law nº 238/91, dated July 2, 1991.

For accounting purposes, **Telecel**'s functional currency is the Portuguese Escudo ("PTE"). The financial information included in these financial statements expressed in US Dollars ("US$") is provided solely for the convenience of readers, and is based on the rates of PTE 183.33 for US$ 1 as of and for the year ended December 31, 1997, and PTE 156.39 for US$ 1 as of and for the year ended December 31, 1996. Such convenience translations should not be construed as representative of PTE amounts that have been, could have been, or could in the future be, converted into US dollars at these or by any other rate of exchange.

NOTE 2

Comparative Figures

The amounts reported in 1997 are comparable in all significant aspects with those of preceding year.

NOTE 3

Summary of Significant Accounting Policies

a) Cash equivalents

Cash equivalents are short-term, highly liquid, held-to-maturity investments with maturities of 90 days or less from the date of purchase.

b) Concentration of credit risk and allowance for doubtful accounts

Financial assets that potentially subject the Company to concentrations of credit risk are trade receivables. Due to the large volume and diversity of the Company's Customer base, concentrations of credit risk with respect to trade receivables are limited. The provision for doubtful accounts receivable is stated at the amount considered necessary to cover potential risks in the collection of accounts receivable balances.

c) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the average cost method.

d) Accrued expenses and income, prepaid expenses and deferred income

Accrued expenses and income include expenses and revenues, respectively, accrued in the current reporting period which will be paid or received in subsequent reporting period. Prepaid expenses and deferred income include expenses paid and revenues billed, respectively, which will be recognized as expenses and income in subsequent reporting periods.

e) Fixed assets

Fixed assets are stated at cost. Recurring maintenance and repair costs are charged to expense in the period incurred. Significant enhancements and betterments are capitalized. Fixed assets are depreciated either on a progressive or straight line basis; on the latter basis rates are defined in current Portuguese tax legislation and approximate the useful lives of the related assets as follows:

BUILDINGS AND OTHER IMPROVEMENTS	10 to 50 years
MOBILE TELEPHONE PLANT AND EQUIPMENT	6 to 10 years
NETWORK SOFTWARE	3 years
OTHER EQUIPMENT AND FURNITURE	3 to 10 years

Depreciation of fixed assets which relate to the Company's network (except network software, see below) acquired from inception through to December 31, 1995 is based on progressive rates. Under the Company's original methodology, network fixed assets (except network software, see below) acquired after January 1, 1997 were to be depreciated on a straight line basis over the estimated useful life of the related assets. However, at December 31, 1995 the number of the Company's Customers and operational base stations had reached the expected December 31, 1996 levels. Accordingly, the Company adopted the straight line basis effective January 1, 1996 for all network related fixed asset additions made subsequent to December 31, 1995.

As a result of the continuous technological changes in network software, management revised, effective January 1, 1996, the estimated useful life of network software from 6 to 3 years. Accordingly, all acquisitions subsequent to December 31, 1995 are depreciated over 3 years applying the straight line method, and depreciation rates for network software at December 31, 1995 have been revised prospectively, which resulted in an increase of the depreciation charge for the year ended December 31, 1997 by approximately PTE 229 million (1996: PTE 1,099 million), included under "Provisions" in the statement of operations.

f) Intangible assets

Intangible assets are recorded at cost and consist principally of the following capitalized costs and expenses: operating expenses incurred during the Company's start-up stage (prior to October 1992), expenses related to the development of the network, costs related to the submission of the tender for a license to operate

as a mobile telecommunications operator, and expenses which are directly related to the development of the Company's commercial operations. Intangible assets also include payments made to a supplier to extend the initial warranty period for certain network equipment.

As from January 1, 1996, technical support costs are expensed, since management considers that these activities now relate to ongoing network maintenance and support rather than enhancements or betterments of the Company's network; technical studies for network planning and lease lines installation fees are also expensed as from the same date due to the forthcoming liberalization of the telecommunications services market in Portugal.

The amortization policy is related to the nature of the costs incurred, as follows:

- The tender costs are amortized on a straight line basis during the duration of the license (15 years).
- The remaining intangible assets are amortized on a straight line basis, over 3 or 5 years depending on their nature, commencing from the date on which the costs are incurred.

g) Financial leasing

Assets acquired under finance lease contracts are accounted for as fixed assets, and the obligations under the finance leases, which correspond to the present value of the lease payments, are recorded as a liability.

h) Transactions in foreign currency

Transactions in foreign currencies are converted into Portuguese Escudos at the prevailing exchange rate on the date of the transaction or at the contract rate where a specific hedge is in place. Receivables and payables at year end denominated in foreign currencies are adjusted to reflect exchange rates prevailing at the balance sheet date and adjustments recognized in the statement of operations.

i) Forward rate agreements (FRA)

The Company enters into forward rate agreements to hedge the exposure to interest rate fluctuations associated with its borrowings. These contracts had notional face amounts totalling PTE 1.5 billion at December 31, 1996 (1997: Nil). The amounts exchanged on the contracts are calculated on the basis of the notional face amount of the financial instruments. These contracts are recorded at fair value, with associated gains and losses recorded to interest and other income(expense).

The off-balance-sheet risk in outstanding forward rate agreements involves both the risk of a counterparty not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties, and the level of contracts the Company enters with any one party. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparties, the Company does not believe it necessary to obtain collateral arrangements. The Company believes that losses from counterparty non-performance on settlements of these transactions would not have any material adverse effect upon the Company's financial position or results of operations. The Company does not have any significant exposure to any individual counterparty.

j) Recognition of revenues and expenses

Revenues and expenses are recorded on an accrual basis regardless of their payment or receipt. Revenues for wireless services are recognized when earned. Part of these services are billed on a monthly basis throughout the month. Unbilled revenues from the date of the last billing cycle to the end of the month are estimated based on actual traffic and are accrued at the end of each month. Differences between estimated and actually billed revenues, which have not been significant, are recognized in the following period. Prepayment

of wireless services not covered by the billing cycles ("**Vitaminas**") is treated as deferred income and recognized as revenue as and when services are actually provided.

k) Subscriber acquisition costs

Direct costs of acquiring subscribers under a contract to remain with the Company for a period of 24 months or 36 months are deferred and amortized over the period of the contract; alternatively (when ownership of the hand sets remains with the Company) hand sets are accounted for as fixed assets and depreciated over its useful lives.

l) Income taxes

The Company is subject to income tax in accordance with Portuguese income tax legislation. Except as referred to under Note 20, deferred taxes are not provided for temporary differences in the recognition of income and expenses for financial reporting and income tax reporting purposes.

m) Statement of cash flows

The cash flow statement presents the cash flows of the Company as operating, investing and financing activities during the reporting period and cash and cash equivalents at the balance sheet date.
Cash flows from operating activities include collections from Clients, payments to suppliers, payments to personnel, and other collections and payments relating to operating activities. Cash flows from investing activities include the purchase and sale of property, plant and equipment, and the investment in **Telechamada.**
Cash flows from financing activities include borrowings and repayments of corporate bonds and bank loans, and capital stock issued.

n) Stock options Plan

Liabilities related with the Stock Options Plan for Board members (Note 20) are accrued as expenses on a proportional basis, taking into consideration the period of time during which the options vest. The accrual represents the difference between the market price of the related shares at December 31, and the corresponding amount the employee is required to pay under the Plan.

NOTE 4
Trade Receivables

	December 31	
	1997	**1996**
Trade receivables from Customers	14,447,117	13,707,612
Unbilled revenues	4,446,364	3,120,258
	18,893,481	16,827,870
Allowance for doubtful accounts	(6,769,067)	(4,511,071)
	12,124,414	**12,316,799**

Unbilled revenues include an amount of PTE 2,202 million (1996: PTE 1,683 million) of revenues billed in the following year to Portugal Telecom, the fixed line operator, relating to traffic on latest months of the financial year.

NOTE 5

Inventories

	December 31 1997	1996
Equipment and accessories, at cost	8,233,529	2,734,723
Reserve for devaluation of equipment and accessories	(597,213)	(148,038)
	7,636,316	**2,586,685**

NOTE 6

Prepaid Expenses / Deferred Costs and Accrued Expenses / Deferred Income

	December 31 1997	1996
Prepaid Expenses/Deferred Costs		
Rent	325,335	77,999
Insurance	63,401	73,626
Interest and related costs on commercial paper and debentures	20,197	127,359
Other	139,330	76,804
	548,263	**355,788**
Deferred corporate subscriber acquisition costs, net (Notes 3 k) and 14)	968,643	-
	1,516,906	**355,788**
Accrued Expenses		
Salaries payable	888,783	759,632
Financial charges	205,391	316,013
Interconnection	940,987	1,008,664
Commissions	729,526	811,077
Rental charges for the lines	265,782	364,618
Other	629,526	715,964
	3,659,993	**3,975,968**
Deferred Income		
Prepaid wireless services and access fees	**2,743,006**	**680,049**

NOTE 7

Investment in and Loans to Unconsolidated Subsidiary Company

Investment in and loans to the unconsolidated subsidiary company, **Telechamada**, are as follows:

	December 31 1997	1996
Investment in Telechamada	2,436,756	610,880
Loans to Telechamada	5,820	1,054,920
	2,442,576	**1,665,800**

Summarized financial information for **Telechamada** is as follows:

	1997	1996
Balance Sheet:		
Total assets	2,962,532	2,259,329
Total liabilities	525,776	1,648,321
Total shareholder's equity	2,436,756	611,008
Capital stock and additional paid-in capital	4,600,000	2,475,000
Statement of Operations:		
Revenues	1,869,442	2,009,856
Expenses	(2,168,566)	(2,271,829)
Net loss	(299,124)	(261,973)

According to the Portuguese Corporate Law, **Telecel** is liable for **Telechamada**'s debts and commitments in case of default. Additional paid in capital PTE 4,600 million (PTE 875 million at December 31, 1996) can be repaid by **Telechamada** as long as the remaining shareholders' equity is not lower than the total amount of capital stock and legal reserve.

The following is a summary of amounts included in the financial statements resulting from transactions with **Telechamada**:

	1997	1996
Balance Sheet:		
Due from Telechamada	101,249	105,629
Due to Telechamada	22,652	18,084
Loans to Telechamada	5,820	1,054,920
Statement of Operations:		
Revenues	1,043	5,967
Expenses	10,603	2,919

NOTE 8

Fixed Assets

	December 31 1997	1996
Cost:		
Land	569,559	434,230
Buildings and other constructions	8,865,160	7,220,178
Plant and machinery	39,338,484	25,729,534
Transportation equipment	873,482	712,971
Tools and other equipment	1,948,410	953,729
Administrative equipment	10,904,595	7,559,029
Other assets	8,805	8,805
Construction in progress	1,721,206	2,981,739
	64,229,701	**45,600,215**

Accumulated Depreciation:

Buildings and other constructions	(1,526,618)	(974,069)
Plant and machinery	(10,308,227)	(5,820,399)
Transportation equipment	(346,991)	(296,235)
Tools and other equipment	(706,244)	(333,306)
Administrative equipment	(5,794,583)	(3,792,272)
Other assets	(1,439)	(1,077)
	(18,684,102)	(11,217,358)
	45,545,599	**34,382,857**

NOTE 9

Intangible Assets

	1997	1996
Start-up Costs:		
Start-up expenses	1,556,561	1,556,561
Tender study	278,582	278,582
Capital stock issuance expenses	261,707	261,707
Network development and set up studies	4,302,074	4,097,366
Other start-up expenses (a)	1,110,928	1,053,293
	7,509,852	7,247,509
Accumulated amortization	(5,921,844)	(4,535,084)
	1,588,008	2,712,425
Research and development expenses (b)	788,117	788,117
Accumulated amortization	(549,358)	(391,734)
	238,759	396,383
Intellectual Property and Other Rights:		
Brand registrations	69,863	4,392
Accumulated amortization	(1,012)	(630)
	68,851	3,762
Work in Progress	133,455	8,127
	2,029,073	**3,120,697**

NOTE 10

Corporate Bonds

Description	Subscription date	Principal amount	Interest rate	Subscription value	Maturity date
1994 Debentures:					
Serie A	August 18, 1994	2,500,000	Lisbor + 0.375 %	2,500,000	August 17, 1999
Serie B	August 18, 1994	2,500,000	Lisbor + 0.1875 %	2,500,000	August 18, 1998
1995 Debenture	August 9, 1995	5,000,000	Lisbor + 0.275 %	5,000,000	August 30, 1998
Total		**10,000,000**		**10,000,000**	

(a) These mainly represent costs of incorporation, promotion and expansion of the Company.

(b) Research and development expenses include technical studies for network planning.

The issuance of the 1994 Debentures was jointly led by Caixa Geral de Depósitos and Banco Nacional Ultramarino, and the issuance of the 1995 Debenture was jointly led by Banco ESSI and Banco Espírito Santo. Both issuances were underwritten by banking syndicates. The 1994 Debentures and the 1995 Debenture commenced trading on the secondary market of the Lisbon Stock Exchange on February 2, 1995 and January 30, 1996, respectively. Interest on all Debentures is paid in arrears semi-annually. Interest coupon payments on the 1994 Series Debentures are due on February 18 and August 18, and are due on February 28 and August 30 for the 1995 Debenture.

The Debenture agreements permit **Telecel** during the period from August 1996 to February 1998 to fully or partially repay, prior to the scheduled maturity dates, the principal balances outstanding at stipulated repayment prices that range from a low of 100,10% of the Debentures' nominal value to a high of 100,50% of the Debentures' nominal value.

At the general assembly of corporate bond holders held on July 19, 1996 the coupon on the 1994 Debentures - Series B was amended, effective as of August 18, 1996, to include supplementary interest of 0,6% and thereafter to be based on six-month LISBOR prevailing for a specified period prior to each six-month interest period, plus 0.1875%. The holders of the 1994 Debentures - Series B also approved the optional prepayment of the Debentures on February 18, 1998 at a repayment amount equal to 100,0625% of the Debentures' nominal value.

Under the terms of the Debentures, in the event of default, the bond holders have recourse only to the revenues of the Company.

The fair value of the Debentures approximates the carrying value. Fair value is based on quoted market prices.

NOTE 11

Commercial Paper

At December 31, 1996 short-term bank loans include PTE 5 billion which correspond to the issuance of commercial paper. The commercial paper program is renewable annually with the consent of the banking syndicate.

During 1997 all outstanding amounts were settled in full.

The fair value of short-term bank loans and overdrafts approximates the carrying value.

NOTE 12

Taxes Receivable and Payable

These financial statement captions include the following:

	1997		1996	
	Receivable	Payable	Receivable	Payable
Value added tax (IVA)	357,989	278,531	333,374	660,892
Social security	-	88,066	-	69,767
Withhold income tax	-	67,827	-	50,694
Income tax (IRC)	-	4,601,204	-	4,322,683
Other taxes	-	17,555	-	16,250
	357,989	5,053,183	333,374	5,120,286

The value added tax (IVA) payable relates to the tax payable to the Portuguese State, whereas the IVA receivable relates to tax payments made to foreign entities and recoverable by **Telecel** directly from foreign tax authorities.

NOTE 13

Capital Stock

The capital stock of the Company is represented by 21,500,000 common shares with a nominal value of PTE 1,000 each.

	1997		1996	
	Value	%	Value	%
AirTouch Europe, BV	10,941,107	50.89	10,941,107	50,89
Telepri - Telecomunicações Privadas, SGPS,SA	-	-	2,150,234	10,00
Other shareholders'	10,558,893	49.11	8,408,659	39,11
	21,500,000	100.00	21,500,000	100,00

As a result of changes made to the Articles of Association at the shareholders' general meeting of November 14, 1996, the Board of Management is allowed to increase the stock capital up to a maximum amount of PTE 50,000 million, in one or more phases, subject to the approval of the General Council.

NOTE 14

Cost of Equipment and Accessories Sold

Cost of equipment and accessories sold was determined as follows:

	1997	1996
Opening inventory	2,734,723	850,856
Purchases	26,032,113	10,374,130
Transfers to fixed assets	(857,271)	(332,705)
Inventory adjustments	(1,376,945)	(138,364)
Closing inventory	(8,233,529)	(2,734,723)
	18,299,091	8,019,194

Inventory adjustments include internal consumption and offers as follows:

	1997	1996
Offers	168,673	73,359
Internal consumption	239,629	65,005
Subscriber acquisition costs, net of amortization (see Notes 3 k) and 6)	968,643	-
	1,376,945	138,364

NOTE 15

Interest and Other Income

	1997	1996
Interest receivable	101,006	32,117
Exchange gains	109,819	61,283
Discounts received for prompt payment	330,233	74,442
Other financial income	124	464
	541,182	168,306

NOTE 16

Interest and Other Expense

	1997	1996
Interest payable	749,843	1,541,031
Exchange losses	204,968	60,420
Other financial costs	346,483	196,313
	1,301,294	**1,797,764**

NOTE 17

Income Taxes

The Company's tax situation is subject to inspection and possible adjustment by the Tax Administration for a period of 5 years. Accordingly, tax returns since 1993 can still be reviewed. The Board of Management does not expect any significant adjustments to be made to tax returns.

The effective income tax rate is 36.3% (1996: 40.8%) which is lower than the statutory rate of 37.4%, (1996: 39.6%) mainly due to both permanent and temporary differences and also to tax incentives relating to investments.

NOTE 18

Transactions with Shareholders and Affiliates

Main transactions whith TELECEL's major shareholder's affiliates are as follows:

	Transactions value 1997		Transactions value 1996		Balance at 12/31/1997		Balance at 12/31/1996	
Company Income	Income	Cost	Income	Cost	Receivable)	(Payable)	Receivable	(Payable)
AirTouch International affiliates	133,997	245,942	401	122,360	33,945	-	-	25,764

NOTE 19

Contingencies

The procedures adopted by the Company in connection with the acquisition and activation of a significant portion of its subscribers can give rise to liabilities which, depending on legal interpretation, can be estimated to be between PTE 1,400 million and PTE 1,800 million as at December 31, 1997 (1996: PTE 800 million and PTE 1,100 million).

Management has taken the position, supported by legal advice received, that no provision should be made in the financial statements.

NOTE 20

Stock Options Plan

In January 1997, the Company established a Stock Options Plan for Board members. Under this Plan, the Company granted a total of 75 000 options, an option entitlement of 25 000 vesting each year at December 31, 1997, 1998 and 1999. The right to exercise the options terminates on year 2004. The exercise price is PTE 7 950 per share. At December 31, 1997 the Company booked a provision, of PTE 334 million, net of a deferred tax asset amounting to PTE 200 million, which corresponds to the difference between the amount the employees are required to pay to exercise the vested rights at that date and the related market price per share.

NOTE 21

Complementary Pension Scheme

During its December 1997 meeting, the Company's General Council has approved a complementary pension scheme (Defined Contribution) covering all the employees. This scheme, details of which are currently being considered, is to be implemented as of April 1, 1998.

NOTE 22

Summary of Significant Differences Between Accounting Principles Followed by the Company (Portuguese Gaap) and Accounting Principles Generally Accepted in the United States of America (Us Gaap)

The Company's financial statements have been prepared in accordance with Portuguese GAAP which differ in certain respects from US GAAP.

The effects of the differences are reflected in the reconciliation provided in Note 23 and arise from items discussed in the following paragraphs:

a) Costs related to issuance of capital stock

Under Portuguese GAAP costs related to the issuance of capital stock are deferred and amortized over a period of five years whereas, under US GAAP, such costs are recorded as a reduction of the proceeds and, thus, reduce the shareholders' equity.

b) Other intangible assets

Under Portuguese GAAP certain costs directly related to the development of the Company's operations incurred during the start-up stage, expenses related to technical support for the development and improvement of the network incurred up to December 31, 1995, and research and development costs could be and were capitalized as intangible assets and are amortized over 3 or 5 years. Under US GAAP, these costs are expensed in the period in which they are incurred.

c) Depreciation

Under Portuguese GAAP costs and expenses incurred relating to the development of the network may be and were capitalized as intangible assets and are amortized over five years. Under US GAAP, these costs and expenses are recorded as fixed assets and depreciated over eight years. Additionally, under Portuguese GAAP the Company depreciates its network fixed assets (other than network software) acquired up to December 31, 1995, using progressive rates. Under US GAAP, depreciation is generally recognized on a straight line basis over the estimated useful life of the related asset commencing when the asset is first placed in service.

d) Income taxes

Under Portuguese GAAP, the annual income tax provision is based on the estimated current income tax liability applicable to the current year's earnings. Except for the matter referred to in Note 20, when income and expense recognition for income tax reporting purposes does not occur in the same period as income and expense recognition for financial reporting purposes, the resulting temporary differences are not considered in the computation of income tax expense for the period.

Under US GAAP the liability method is used to calculate the income tax provision. Under the liability method, deferred tax assets or liabilities are recognized for differences between the financial reporting and tax reporting bases of assets and liabilities at each reporting date. In the case of Telecel, deferred taxes relate to differences

arising from Portuguese financial reporting and tax reporting methodologies, as well as from temporary differences arising from US GAAP adjustments.

e) Investment in Telechamada

Under Portuguese GAAP the Company's investment in **Telechamada** is recorded using the equity method. Under US GAAP, subsidiary's accounts are adjusted and then fully consolidated.

f) Stock options plan

Under Portuguese GAAP, liabilities related with the Stock Options Plan for Board members (Note 20) are accrued as expenses on a proportional basis, taking into consideration the period of time during which the options vest. The accrual represents the difference between the market price of the related shares at December 31, and the corresponding amount the employee is required to pay under the Plan.

Under US GAAP, the difference between the fixed exercise price of PTE 7,950 per share and the related market value at the grant date is treated as compensation expense. This expense is recognized on a straight line basis over the three year vesting period. Furthermore, the difference between the market value of the shares at the grant date and the related price of acquisition is taken directly to reserves.

g) Subscriber acquisition costs

Under Portuguese GAAP the direct costs of acquiring subscribers under a contract to remain with the Company for a period of 24 months or 36 months are deferred and amortized over the period of the contract; alternatively, (when ownership of the equipment remains with the Company) hand sets are accounted for as fixed assets and depreciated over their useful lives. Under US GAAP these acquisition costs are expensed as and when incurred.

h) Capitalization of interest

Under Portuguese GAAP, the Company does not capitalize interest costs incurred in connection with the construction of major capital projects. Under US GAAP, the estimated amount of interest incurred in connection with the construction of these projects is calculated by applying the interest rates applicable to borrowings outstanding during each period, and included in fixed assets and depreciated over the useful lives of the related assets. Interest was not capitalized for US GAAP reconciliation purposes since the amount to be capitalized was not material for any of the periods presented.

NOTE 23

Reconciliation Between Net Income and Shareholder's Equity Determined Under Portuguese GAAP and US GAAP

The following is a summary of the significant adjustments to net income and shareholders' equity which would be required if US GAAP had been applied instead of Portuguese GAAP (US Dollar amounts translated at PTE 183.33 for US$ 1 at December 31, 1997 and at PTE 156.39 for US$ 1 at December 31, 1996 (Note 1)):

	Year ended December 31, 1997		Year ended December 31, 1996	
	PTE	US$	PTE	US$
Net income reported using Portuguese GAAP	13,296,785	72,529	7,290,614	46,618
US GAAP adjustments:				
Start-up and other costs expensed, net	53,960	294	(49,868)	(319)
Depreciation differences	883,660	4,820	699,479	4,473
Telechamada US GAAP adjustments, net	(835,413)	(4,557)	(41,552)	(266)
Subscribers acquisition costs	(1,589,150)	(8,668)	-	-
Stock options plan	240,290	1,311	-	-
Deferred income taxes	(14,000)	(76)	(682,000)	(4,361)
Net income using US GAAP	**12,036,132**	**65,653**	**7,216,673**	**46,145**

	Year ended December 31, 1997		Year ended December 31, 1996	
	PTE	US$	PTE	US$
Shareholders' equity reported using Portuguese GAAP	35,481,585	193,539	22,184,800	141,856
US GAAP adjustments:				
Start-up and other costs expensed	(3,039,259)	(16,578)	(3,093,219)	(19,779)
Stock issuance costs	(228,698)	(1,247)	(228,697)	(1,462)
Accumulated depreciation differences	2,677,511	14,605	1,793,851	11,470
Cumulative Telechamada US GAAP adjustments	(1,241,423)	(6,772)	(406,010)	(2,596)
Subscribers acquisition costs	(1,589,150)	(8,668)	-	-
Stock options plan	240,290	1,311	-	-
Deferred income taxes	1,996,020	10,887	2,010,020	12,853
Shareholders' equity using US GAAP	**34,296,876**	**187,077**	**22,260,745**	**142,342**

After giving effect to the US GAAP adjustments the following significant balance sheet and statement of operations captions would have been:

	Year ended December 31, 1997		Year ended December 31, 1996	
	PTE	US$	PTE	US$
Balance Sheets:				
Fixed assets	46,440,190	253,315	36,721,915	234,810
Total assets	71,216,880	388,463	55,889,957	357,376
Total liabilities	36,920,004	201,386	33,629,212	215,034

	Year ended December 31, 1997		Year ended December 31, 1996	
	PTE	US$	PTE	US$
Statements of Operations:				
Revenues	83,674,150	456,413	61,732,957	394,737
Expenses	(62,678,950)	(341,891)	(47,889,372)	(306,218)
Operating income	**20,995,200**	**114,522**	**13,843,585**	**88,519**
Net income	**12,036,132**	**65,653**	**7,216,673**	**46,145**

NOTE 24

Additional Disclosures Required by US GAAP

i) Income taxes

Significant components of the Company's deferred tax assets under US GAAP are as follows:

	Year ended December 31, 1997		Year ended December 31, 1996	
	PTE	US$	PTE	US$
Deferred tax assets:				
Differences between the tax and book bases of:				
Intangible and fixed assets	920,414	5,020	1,039,896	6,649
Deferred subscriber acquisition costs	390,830	2,132	-	-
Provision for doubtful accounts	536,690	2,927	852,192	5,450
Other timing differences	148,086	808	117,932	754
Total	**1,996,020**	**10,887**	**2,010,020**	**12,853**

The deferred tax assets are classified as follows:

	Year ended December 31, 1997		Year ended December 31, 1996	
	PTE	US$	PTE	US$
Current deferred tax	876,656	4,781	970,124	6,204
Non-current deferred tax	1,119,364	6,106	1,039,896	6,649
	1,996,020	**10,887**	**2,010,020**	**12,853**

The statutory Portuguese corporate income tax rate is reconciled to the effective income tax rate for the purposes of US GAAP accounts as follows:

	Year ended December 31	
	1997	1996
Statutory corporate income tax rate	37.4%	39.6%
Increase (decrease) in tax rate resulting from:		
Results of subsidiary	0.5%	0.8%
Non-deductible expenses	0.2%	0.4%
Tax incentives	(1.2%)	-
Income tax correction (1996)	(0.6%)	-
Effective income tax rate	**36.3%**	**40.8%**

ii) Year 2000 / EURO

The Company's existing computer software systems will require modification or upgrading to accommodate the Year 2000 and the EURO. During 1998, the Company will review potential issues associated with computer applications that could fail or generate erroneous results by or at the year 2000 and expects to conclude its review of these issues during the calendar 1998.

The Company presently believes that with modifications to existing software and conversions to new software, Year 2000 / EURO compatibility will not pose significant operational problems for the Company's computer systems as so modified and converted, although there can be no assurance that unforeseen difficulties or costs will not arise.

THE CHIEF ACCOUNTANT

Ângela Maria Borges Ferreira Duarte

THE BOARD OF MANAGEMENT

António Rui de Lacerda Carrapatoso (President)
António Vaz Branco
António Manuel da Costa Coimbra
Nuno J. F. S. de Oliveira Silvério Marques
Wayne James Ross

Notes to the Statement of Cash Flows for the Year Ended December 31, 1997

(Amounts expressed in thousands of Portuguese Escudos)

2

CASH AND CASH EQUIVALENTS

	Year ended December 31	
	1997	1996
Cash in hand	7,880	47,285
Cash at banks	249,162	239,954
Cash and cash equivalents	**257,042**	**287,239**

THE CHIEF ACCOUNTANT

THE BOARD OF MANAGEMENT

2,000 Copies

ISSN: 0873-7274

Design by [illegible]



Telecel Comunicações Pessoais, S.A.
Centro Empresarial Torres de Lisboa
Rua Tomás da Fonseca, Torre A
1600 Lisboa

TELECEL · COMUNICAÇÕES PESSOAIS, S.A. REP[illegible]ND ACCOUNTS 1998


TELECEL
COMUNICAÇÕES PESSOAIS, S.A.


TELECEL · COMUNICAÇÕES PESSOAIS, S.A.



TELECEL

COMUNICAÇÕES PESSOAIS, S.A.





Natural Evolution

We have taken deep roots in portuguese society.
We have grown in harmony with the market and diversified our services to meet our Customers needs.
We have developed by expanding our offer.
We have become strong.

In a continuous effort, which has naturally evolved, we have responded to the challenges that have constantly faced us, with both the spirit of our Company and the force of our convictions, since evolution is the destiny of every organic form.

...ecel Highlights



...TAL OPERATING REVENUES
PTE Million / EUR million
0
20
40
60
1995
1996
1997
1998
87.7 | 437.45
121.5 | 606.04
292.79
161.61



OPERATING CASH FLOW
PTE Million / EUR million
50
40
30
20
10
0
-10
1993
1994
1995
1996
1997
1998
(1.8) | (8.96)
1.5 | 7.48
8.2 | 40.90
19.6 | 97.76
41.9 | 204.51



NET INCOME
PTE Million / EUR million
20
15
10
5
0
-5
-10
1995
1996
1997
1998
(5.0) | (24.94)
7.3 | 36.41
13.3 | 44.34
19.4 | 96.77

* The financial information presented in Euros is based on the [illegible] of PTE 200.482 to EUR 1 (see chapter 4.1 Notes to the financial information [illegible])

NUMBER OF CUSTOMERS


1,500
1,200
900
600
300
0
39
89
177
331
745
1,371
1993
1994
1995
1996
1997
1998

ANNUAL CAPITAL EXPENDITURES


30
25
20
15
10
5
0
6.7 | 33.42
8.5 | 42.40
11.3 | 56.56
14.8 | 73.82
19.1 | 95.77
27.6 | 137.67
1993
1994
1995
1996
1997
1998

NUMBER OF EMPLOYEES


1,500
1,200
900
600
300
0
264
343
472
662
1993
1994
1995
1996
1997
1998

* The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 = EUR 1 (see chapter 4.1 Notes to the financial information presented in Euros).










Index

Index







Chairman's Statement

TELECEL · COMUNICAÇÕES PESSOAIS, S.A. REPORT AND ACCOUNTS 1998

Chairm
Statem





Chairman's Statement

1998 saw quite extraordinary growth in the mobile phone market that few had expected.

The penetration rate of mobile telephony in the country's total population exceeded 30% at the end of the year, not only a twofold increase of the already remarkable rate seen at the end of 1997, but also a record in terms of incremental penetration which stood at about 15%. In 1998, 1.5 million new Customers were added to the approximately 1.5 million that had existed in the market at the end of 1997.

This 30% figure, given that Portugal's GDP *per capita* is only 70% of the european average, means that we have one of the highest penetration rates in Europe and we are ahead of countries such as Germany, France, United Kingdom and Spain.

Our cellular revenues are over 30% when compared against the total telecommunications service revenues of about PTE 700 billion (EUR 3,492 million) in 1998, which is even more significant. Our cellular revenues now account for more than 1% of the country's GDP, which is Europe's highest rate.

This growth of the cellular market reflects the very dynamic, innovative and competitive stance of the operators in the marketplace, and of Telecel in particular which, by starting the competition in the market, was the main engine driving its development.

Having achieved a share in terms of service revenues over 50% of such a developed market, a market which is even further divided due to the arrival of a third operator in September 1998, Telecel considers its major challenge to be to continue its significant and profitable growth over the coming years.

Telecel's strategy is thus geared towards ongoing exploitation of the existing cellular market potential while also offering new solutions that will satisfy its Customers' growing communication needs. Cellular penetration rate could well stand at 60% to 70% within the next five years, while cellular/wireless revenues as a proportion of total communications revenues could amount to 50%.

New applications will be developed employing the cellular/wireless technology, and it can be expected that, with the second generation GSM (Global System for Mobile Communications), and chiefly within three to five years with the third generation (UMTS - Universal Mobile Telecommunications System), this technology will have greater potential to provide new services, particularly in the field of data transmission, Internet access and image transmission.

However, Telecel should not be limited to the use of just one type of network technology to access the end Customer. We have to anticipate and to understand the needs of the different market segments and the needs they value, satisfying them in a competitive manner, using the most adequate technology and making full use of Telecel's main competencies and differentiating advantages.

With total operating revenues over PTE 120 billion (EUR 599 million), with net income close to PTE 20 billion (EUR 100 million), with the number of Customers standing at over 1.3 million and with a market capitalization of about PTE 750 billion (EUR 3,741 million) at the end of the year, we are proud to say that 1998 let us consolidate our position as one of Portugal's largest and most prestigious companies.

It is quite amazing that a Company, which appeared on the scene in the last decade, has been able to reach the top echelons of the portuguese market. We have climbed to fourth position in terms of market capitalization on the Lisbon Stock Exchange. This is naturally due to the large growth seen in the cellular market, but it is also due to the efforts made and to the competencies demonstrated by all the Company's Employees and to the stimulus and support given by our Shareholders.

We will strive to make Telecel an even better Company for our Shareholders, our Customers, our Employees and society in general both in 1999 and beyond.

António Carrapatoso








CEL · COMUNICAÇÕES PESSOAIS, S.A.
REPORT
OUNTS 1998

1998 at a Glance

JANUARY 98

Launch of the CardioLife service

FEBRUARY 98

Price cuts on incoming calls



MARCH 98

Price cuts on international calls and on national calls during peak time

Launch of the Reuters Telecel service

Launch of the Express TeleAssistance and Vitamina TeleAssistance services



Operation in the GSM 1800 MHz frequency band begins

JUNE 98

Cell Broadcast service comes on line



Launch of the DUPLO Card -2 numbers, 1 card



Viva Club Telecel (loyalty programme for all Customers) set up

AUGUST 98

Roaming agreement with the satellite operator Iridium



SEPTEMBER 98

Launch of the "Wake-up with ..." service



Quality Certification (ISO 9002) of Telecel's Customer Service

Launch of Telecel's own network with introduction of microwave equipment



NOVEMBER 98

Launch of the Electronic InfoInvoice and Electronic Shop



Vitamina is awarded international prize for the best pre-paid product targeted at specific Customer segments

Launch of the SIMPLES Card - easier access to Telecel Services

APRIL 98

Dual band phones come on line

Introduction of per second billing on national calls in the Regular Tariff Plans



MAY 98

Launch of the Expo '98 service for Telecel cellular phones and Telechamada pagers

Telecel voice quality comparable to the fixed network (Enhanced Full Rate technology)



Distribution of the 1997 dividends to Shareholders (PTE 300 / EUR 1.5 per share)



Launch of the Total Pack and Private Pack Tariff Plans



JULY 98

Telecel achieves 1 million Customers

OCTOBER 98

Launch of the Mail@Telecel service



Launch of the IntraNetwork Pricing Plan for business Customers

Extension to 4 months of the maximum period between Vitamina recharges and general tariff reductions



Donation to UNICEF of the revenues from calls made between Telecel Customers on 1997 Christmas day

Launch of Vitamina Light and Vitamina Light Card



DECEMBER 98

Inauguration of the Oporto Call Centre



Merger with Telechamada - integration of Telecel's paging service

Roaming agreements with 96 operators in 55 countries of the 5 continents

02
Market Growth

The increase in the number of mobile telephone Customers during 1998 was quite unprecedented. The number of Customers at the beginning of the year - 1.5 million - increased twofold, that is more than 1.5 million new Customers brought the total up to over 3 million at the year end.

It is undoubtedly remarkable that in a country of about 10 million inhabitants with a GDP *per capita* lower than the european average, a penetration rate of 30% of the total population has been achieved, considerably higher than the european average. Portugal's mobile telephony penetration rate at the end of 1998 was higher than that for the United Kingdom, France, Germany and Spain.

A third mobile operator came into the scene in September 1998. They had been advertising since early July trying to attract Customers and had thus further increased the already high level of competition in the country.

The mass consumer segment accounted for most of the growth of the total market. The price reduction of mobile phones and tariffs, the reduction of the minimum cost of keeping up the service and the stimulus provided by the strong competition in the marketplace underpinned the number of new Customers, more than one million in this consumer segment.

03
Telecel Growth

The number of **Telecel**'s Customers rose by 84% during 1998, and at the end of the year the Company's Customer base stood at 1,370,566.

Total operating revenues stood at PTE 121.6 billion (EUR 606.54 million) and service revenues at PTE 108.4 billion (EUR 540.70 million), up by 38.8% and 37.6%, respectively, over the 1997 figures. As anticipated, the increase in service revenues was lower than the increase of the average number of Customers for several reasons: the lower usage rate of the new Customers (mostly from the mass consumer segment) when compared with the existing ones; the notable rise in the weight of mobile to mobile calls, which are cheaper than other types of calls; and the significant price cuts introduced in 1998. As a result, the average monthly revenue per Customer fell from PTE 12,194 (EUR 60.82) in 1997 to PTE 8,535 (EUR 42.57) in 1998.

Telecel's average annual growth rate between 1993 and 1998 was 104% in terms of the number of Customers and 83% in terms of service revenues.

This strong growth has required an on-going reorganisation and restructuring in order to properly respond to the ever more demanding needs of our Customers, providing them with a high quality service, which is all part of our Company's strategic commitment.

During 1998, 345 new Employees joined the Company, 116 of whom came from **Telechamada**, bringing the total number of Employees at the year end to 1,223. Most of these new Employees were hired into Customer Service functions in order to meet the needs of our increasing Customer base.

Statement of changes in Shareholders' equity for the year ended December 31,1996

Telecel - Comunicações Pessoais, S.A. (Amounts in thousands of Portuguese Escudos)	Common stock	Additional paid-in capital	Reserves	Retained earnings/ (Accumulated deficit)
Balance at December 31, 1995	15,000,000	6,500,000	0	(6,605,814)
Increase/(Decrease) (Note 14)	6,500,000	(6,500,000)	0	0
Net income for the year	0	0	0	7,290,614
Legal reserves (Note 14)	0	0	121,930	(121,930)
Balance at December 31, 1996	**21,500,000**	**0**	**121,930**	**562,870**

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements for the year ended December 31, 1996

(All amounts expressed in thousands of Portuguese Escudos)

NOTE 1

Description of the Company and basis of presentation

a) ***Description of the Company***

Telecel - Comunicações Pessoais, SA ("Telecel" or "Company") was founded on May 15, 1991 and provides mobile telecommunications services under a 15 year license granted on October 18, 1991 by the Portuguese Government through the Portuguese Institute of Communications ("ICP"). The business activities of the Company are subject to the terms of this license.

The Company holds 100% of the capital stock of **Telechamada - Chamada de Pessoas, SA** ("**Telechamada**"), which provides paging services (see Note 7).

b) ***Basis of presentation***

The financial statements have been prepared from the accounting records of the Company and are presented in Portuguese Escudos in accordance with generally accepted accounting principles in Portugal ("Portuguese GAAP") which differ in certain respects from generally accepted accounting principles in the United States of America ("US GAAP"). A description of these differences as they relate to the Company and their effect on net income and Shareholders' equity are set forth in Notes 22 and 23.

The financial statements also include certain reclassifications and additional disclosures (see Note 24) in order to conform more closely to the form and content of financial statements prepared in accordance with US GAAP.

The preparation of the financial statements in conformity with Portuguese GAAP, together with the reconciliation to US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

The Company's investment in Telechamada is not material for accounting purposes and accordingly has been reflected in these financial statements using the equity method of accounting rather than the consolidation method (Note 7) as permitted by nº 4 of Decree law nº 238/91, dated July 2, 1991.

For accounting purposes, Telecel's functional currency is the Portuguese Escudo ("PTE"). The financial information included in these financial statements expressed in US Dollars ("US$") is provided solely for the convenience of readers, and is based on the rates of PTE 156.39 for US$ 1 as of and for the year ended December 31, 1996, and PTE 149.43 for US$ 1 as of and for the year ended December 31, 1995.

Such convenience translations should not be construed as representative of PTE amounts that have been, could have been, or could in the future be, converted into US dollars at these or by any other rate of exchange.

NOTE 2

Comparative figures

The amounts reported in 1996 are comparable in all significant aspects with those of preceding year with the exception of the effects of the changes in both the accounting policy and the accounting estimate referred to in Note 3 e) and f).

NOTE 3

Summary of significant accounting policies

a) ***Cash equivalents***

Cash equivalents are short-term, highly liquid, held-to-maturity investments with maturities of 90 days or less from the date of purchase.

b) ***Concentration of credit risk and allowance for doubtful accounts***

Financial assets that potentially subject the Company to concentrations of credit risk are trade receivables. Due to the large volume and diversity of the Company's Customer Base, concentrations of credit risk with respect to trade receivables are limited. The provision for doubtful accounts receivable is stated at the amount considered necessary to cover potential risks in the collection of accounts receivable balances.

c) ***Inventories***

Inventories are stated at the lower of cost or market. Cost is determined using the average cost method.

d) ***Accrued expenses and income, prepaid expenses and deferred income***

Accrued expenses and income include expenses and revenues, respectively, accrued in the current reporting period which will be paid or received in subsequent reporting period. Prepaid expenses and deferred income include expenses paid and revenues billed, respectively, which will be recognized as expenses and income in subsequent reporting periods.

e) ***Fixed assets***

Fixed assets are stated at cost. The costs of recurring maintenance and repair costs are charged to expense in the period incurred. Significant enhancements and betterments are capitalized. Fixed assets are depreciated either on a progressive or straight line basis; on the latter basis rates are defined in current Portuguese tax legislation and approximate the useful lives of the related assets as follows:

	Years
BUILDINGS AND OTHER IMPROVEMENTS	10 to 50
MOBILE TELEPHONE PLANT AND EQUIPMENT	6 to 10
NETWORK SOFTWARE	3
OTHER EQUIPMENT AND FURNITURE	3 to 10

Depreciation of fixed assets which relate to the Company's network (except network software, see below) acquired from inception through December 31, 1995 is based on progressive rates. Under the Company's original methodology, network fixed assets (except network software, see below) acquired after January 1, 1997 were to be depreciated on a straight line basis over the estimated useful life of the related assets. However, at December 31, 1995 the number of the Company's Customers and operational base stations had reached the expected December 31, 1996 levels. Accordingly, the Company adopted the straight line basis effective January 1, 1996 for all network related fixed asset additions made subsequent to December 31, 1995. The impact of this change in depreciation method was to increase depreciation expense for the year by approximately PTE 160 million.
As a result of the continuous technological changes in network software, management revised, effective January 1, 1996, the estimated useful life of network software from 6 to 3 years. Accordingly, all acquisitions subsequent to December 31, 1995 are depreciated over 3 years applying the straight line method, and depreciation rates for

network software at December 31, 1995 have been revised prospectively. The impact of this change in accounting estimate was to increase the depreciation charge for the year ended December 31, 1996 by approximately PTE 1,219 million, of which PTE 1,099 million is included under "Provisions" in the statement of operations.

f) ***Intangible assets***

Intangible assets are recorded at cost and consist principally of the following capitalized costs and expenses: operating expenses incurred during the Company's start-up stage (prior to October 1992), expenses related to the development of the network, costs related to the submission of the tender for a license to operate as a mobile telecommunications operator and expenses which are directly related to the development of the Company's commercial operations. Intangible assets also include payments made to a supplier to extend the initial warranty period for certain network equipment.

As from January 1, 1996, technical support costs are expensed (approximately PTE 597 million) since management considers that these activities now relate to ongoing network maintenance and support rather than enhancements or betterments of the Company's network; lease line installation fees are also expensed as from the same date (approximately PTE 354 million) due to the forthcoming liberalization of the telecommunications services market.

The amortization policy is related to the nature of the costs incurred, as follows:

- The tender costs are amortised on a straight line basis during the duration of the license (15 years).
- The remaining intangible assets are amortized on a straight line basis, over 3 or 5 years depending on their nature, commencing from the date on which the costs are incurred.

g) ***Financial leasing***

Assets acquired under finance lease contracts are accounted for as fixed assets, and the obligations under the finance leases, which correspond to the present value of the lease payments, are recorded as a liability.

h) ***Transactions in foreign currency***

Transactions in foreign currencies are converted into Portuguese Escudos at the prevailing exchange rate on the date of the transaction or at the contract rate where a specific hedge is in place. Receivables and payables at year end denominated in foreign currencies are adjusted to reflect exchange rates prevailing at the balance sheet date and with adjustments recognized in the statement of operations.

i) ***Forward rate agreements (FRA)***

The Company enters into forward rate agreements to hedge the exposure to interest rate fluctuations associated with its borrowings. These contracts had notional face amounts totalling PTE 1.5 billion at December 31, 1996. The amounts exchanged on the contracts are calculated on the basis of the notional face amount of the financial instruments. These contracts are recorded at fair value, with associated gains and losses recorded to interest and other income (expense).

The off-balance-sheet risk in outstanding forward rate agreements involves both the risk of a counterparty not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties, and the level of contracts the Company enters with any one party. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparties, the Company does not believe it necessary to obtain collateral arrangements. The Company believes that losses from counterparty non-performance on settlements of these transactions would not have any material adverse effect upon the Company's financial position or results of operations. The Company does not have any significant exposure to any individual counterparty.

j) ***Recognition of revenues and expenses***

Revenues and expenses are recorded on an accrual basis regardless of their payment or receipt.

Revenues for wireless services are recognized when earned. Billings for these services are made on a monthly basis throughout the month. Unbilled revenues from the date of the last billing cycle to the end of the month are estimated based on actual traffic and are accrued at the end of each month. Differences between estimated and actually billed revenues, which have not been significant, are recognized in the following period.

k) ***Income taxes***

The Company is subject to income tax in accordance with Portuguese income tax legislation. Deferred taxes are not provided for temporary differences in the recognition of income and expenses for financial reporting and income tax reporting purposes.

l) ***Statement of cash flows***

The cash flow statement presents the cash flows of the Company as operating, investing and financing activities during the reporting period and cash and cash equivalents at the balance sheet date.

Cash flows from operating activities include collections from clients, payments to suppliers, payments to personnel and other collections and payments relating to operating activities. Cash flows from investing activities include the purchase and sale of property, plant and equipment, and the investment in Telechamada. Cash flows from financing activities include borrowings and repayments of corporate bonds and bank loans, capital stock issued, and additional paid-in capital.

NOTE 4

Trade receivables

Trade receivables consist of:

	December 31,	
	1996	1995
Trade receivables from customers	13,707,612	7,899,588
Unbilled revenues	3,120,258	794,301
	16,827,870	8,693,889
Allowance for doubtful accounts	(4,511,071)	(2,396,165)
	12,316,799	**6,297,724**

Unbilled revenues include an amount of PTE 1,683 million (1995 : nil) of revenue billed in 1997 to the fixed line operator, relating to traffic on final months of 1996 financial year.

NOTE 5

Inventories

Inventories include the following:

	December 31,	
	1996	1995
Equipment and accessories	2,734,723	850,856
Reserve for excess and obsolete equipment and acessories	(148,038)	(30,036)
	2,586,685	**820,820**

NOTE 6

Accruals and prepaid expenses

These financial statement captions are comprised of the following:

	December 31, 1996	1995
Prepaid expenses:		
Rent	77,999	53,203
Insurance	73,626	22,447
Interest and related costs on commercial paper and debentures	127,359	210,498
Other	76,804	25,329
	355,788	**311,477**
Accrued expenses:		
Salaries payable	759,632	481,328
Financial charges	316,013	397,483
Interconnection	1,008,664	556,632
Commissions	811,077	560,809
Rental charges for the lines	364,618	95,500
Other	715,964	295,156
	3,975,968	**2,386,908**

NOTE 7

Investments and loans to unconsolidated subsidiary Company

Investments and loans to the unconsolidated subsidiary Company, **Telechamada**, are as follows:

	December 31, 1996	1995
Investments in **Telechamada**	610,880	497,853
Loans to **Telechamada**	1,054,920	604,920
	1,665,800	**1,102,773**

Summarised financial information for **Telechamada** is as follows:

	1996	1995
Balance sheet:		
Total assets	2,259,329	1,900,932
Total liabilities	1,648,321	1,403,079
Total shareholder's equity	611,008	497,853
Share and additional paid-in capital	2,475,000	2,100,000
Statement of operations:		
Revenues	2,009,856	1,512,642
Expenses	(2,271,829)	(1,900,825)
Net loss	**(261,973)**	**(388,183)**

According to the Portuguese Corporate Law, **Telecel** is liable for **Telechamada's** debts and commitments in case of default. Additional paid in capital (PTE 875 million at December 31, 1996) can be repaid by **Telechamada** as long as the remaining Shareholders' equity is not lower than the total amount of capital stock and legal reserve.

The following is a summary of amounts included in the financial statements resulting from transactions with **Telechamada**:

	1996	1995
Balance sheet:		
Due from Telechamada	105,629	99,549
Due to Telechamada	18,084	19,422
Loans to Telechamada	1,054,920	604,920
Statement of operations:		
Revenues	5,967	50,871
Expenses	2,919	32,498

NOTE 8

Fixed assets

Fixed assets include the following:

	December 31	
	1996	1995
Cost:		
Land	434,230	417,044
Buildings and other constructions	7,220,178	5,604,451
Plants and machinery	25,729,534	17,089,602
Transportation equipment	712,971	529,577
Tools and other equipment	953,729	577,027
Administrative equipment	7,559,029	5,253,334
Other assets	8,805	8,805
Construction in Progress	2,981,739	1,563,599
	45,600,215	**31,043,439**
Accumulated depreciation:		
Buildings and other constructions	(974,069)	(540,272)
Plants and machinery	(5,820,399)	(2,332,015)
Transportation equipment	(296,235)	(283,082)
Tools and other equipment	(333,306)	(161,744)
Administrative equipment	(3,792,272)	(2,259,195)
Other assets	(1,077)	(716)
	(11,217,358)	(5,577,024)
	34,382,857	**25,466,415**

NOTE 9

Intangible assets

Intangible assets can be analysed as follows:

Start-up costs:	1996	1995
Start-up expenses	1,556,561	1,556,561
Tender study	278,582	278,582
Network development and capital stock issuance expenses	261,707	164,502
Set up studies	4,097,366	4,037,106
Other start-up expenses (a)	1,053,293	915,731
	7,247,509	6,952,482
Accumulated amortisation	(4,535,084)	(3,125,325)
	2,712,425	3,827,157
Research and development expenses (b)	788,117	788,117
Accumulated amortisation	(391,734)	(234,111)
	396,383	554,006
Intellectual property and other rights:		
Brand registrations	4,392	2,291
Accumulated amortisation	(630)	(399)
	3,762	1,892
Work in Progress	8,127	65,757
	3,120,697	**4,448,812**

(a) These mainly represent costs of incorporation, promotion and expansion of the Company.

(b) Research and development expenses include research and market studies.

NOTE 10

Corporate bonds

Corporate bonds consist of the following:

Description	Subscription date	Principal amount	Interest rate	Subscription value	Final matur. date
1994 Debentures:					
Series A	August 18, 1994	2,500,000	Lisbor +0.375%	2,500,000	Aug. 17,1999
Series B	August 18, 1994	2,500,000	Lisbor +0.1875%	2,500,000	Aug. 18, 1998
1995 Debenture	August 9, 1995	5,000,000	Lisbor +0.275%	5,000,000	Aug. 30, 1998
		10,000,000		**10,000,000**	

The issuance of the 1994 Debentures was jointly led by Caixa Geral de Depósitos and Banco Nacional Ultramarino, and the issuance of the 1995 Debenture was jointly led by Banco ESSI and Banco Espírito Santo. Both issuances were underwritten by banking syndicates. The 1994 Debentures and the 1995 Debenture commenced trading on the secondary market of the Lisbon Stock Exchange on February 2, 1995 and January 30, 1996, respectively.

Interest on all debentures is paid in arrears semi-annually. Interest coupon payments on the 1994 Series Debentures are due on February 18 and August 18, and are due on February 28 and August 30 for the 1995 Debenture.

The debenture agreements permit Telecel during the period from August 1996 to February 1998 to fully or partially repay, prior to the scheduled maturity dates, the

principal balances outstanding at stipulated repayment prices that range from a low of 100.10% of the debentures' nominal value to a high of 100.50% of the debentures' nominal value.
At the general assembly of corporate bond holders held on July 19, 1996 the coupon on the 1994 Debentures - Series B was amended, effective as of August 18, 1996, to include supplementary interest of 0.6% and thereafter to be based on six-month LISBOR prevailing for a specified period prior to each six-month interest period, plus 0.1875%. The holders of the 1994 Debentures - Series B also approved the optional prepayment of the Debentures on February 18, 1998 at a repayment amount equal to 100.0625% of the Debentures' nominal value.
Under the terms of the debentures, in the event of default, the bond holders have recourse only to the revenues of the Company.
The fair value of the debentures approximates the carrying value. Fair value is based on quoted market prices.

NOTE 11

Commercial paper

At December 31, 1995 and 1996 short-term bank loans include PTE 5 billion which correspond to the issuance of commercial paper. The commercial paper program is renewable annually with the consent of the banking syndicate through July 1998.
The Company's commitments relating to commercial paper borrowings are fully guaranteed by a banking syndicate. On July 8, 1996 the banking syndicate released the former Shareholders Espírito Santo Irmãos - SGPS, SA ("Espírito Santo"), Amorim Investimentos e Participações - SGPS, SA, ("Amorim") and also AirTouch International from the previously issued comfort letters in support of the commercial paper borrowings.
The fair value of short-term bank loans and overdrafts approximates the carrying value.

NOTE 12

Taxes receivable and payable

These financial statement captions include the following:

	At December 31, 1996		At December 31, 1995	
	Receivable	Payable	Receivable	Payable
Value added tax (IVA)	333,374	660,892	146,571	451,362
Social security	-	69,767	-	49,238
Withhold income tax	-	50,694	-	36,632
Income tax (IRC)	-	4,322,683	251	-
Other taxes	-	16,250		4,996
	333,374	5,120,286	146,822	542,228

The value added tax payable (IVA) relates to the tax payable to the State, whereas the value added tax receivable relates to tax payments made to foreign entities and recoverable directly by Telecel from foreign tax authorities. The value added tax amount in the 1995 financial statements was presented on a net basis (PTE 304,791 thousand).

NOTE 13

Capital stock

The capital stock of the Company is represented by 21.500,000 common shares with a nominal value of PTE 1,000 each.

	December 31, 1996		December 31, 1995	
	Value	%	Value	%
AirTouch Europe, BV	10,941,107	50.89	-	-
Telepri - Telecomunicações Privadas, SGPS, SA	2,150,234	10.00	11,249,996	75.00
AirTouch International	0	0.00	3,449,998	23.00
Others	8,408,659	39.11	300,006	2.00
	21,500,000	**100.00**	**15,000,000**	**100.00**

In November 1996, all the shares in the Company owned by AirTouch International, as well as the related additional paid-in capital contributed by AirTouch International amounting to PTE 4,911,111 thousand, were transferred to and are now owned by AirTouch Europe BV("ATE"), a company incorporated in the Netherlands.
At the same date, Eurofon Portugal has also sold their 2% holding on **Telecel** capital to Telepri, as well as the related paid in capital contributed by Eurofon amounting to PTE 894,444 thousand.
After the sales of shares and of additional paid-in capital referred to above, the Company's Shareholders at a Shareholders' general meeting held on November 14, 1996 approved the conversion of additional paid-in capital owned by Telepri and ATE aggregating PTE 6.5 billion into additional shares. After the conversion, the share capital of the Company totalled PTE 21.5 billion held 61.1% by Telepri and 38.9% by ATE.
On December 9, 1996, Telepri sold to ATE 2,580,000 shares of nominal value of PTE 1,000 each, which correspond to 12% of share capital of the Company. At the same date through a public offering in the Lisbon Stock Exchange Telepri sold 600,000 shares of nominal value of PTE 1,000 each. This public offering was part of a total global offering of 8,408,650 shares on both the national and the international markets.
Since December 10, 1996 all the shares representing the capital of the Company are listed on the Lisbon Stock Exchange.
As a result of changes made to the Articles of Association at Shareholders' general meeting, of November 14, 1996, the Board of Management is allowed to increase the stock capital, up to a maximum amount of PTE 50,000 million, in one or more phases, subject to the approval of the General Council.

NOTE 14

Additional paid-in capital and reserves

Additional paid-in capital was provided by the following Shareholders (see Note 13) for conversion of additional paid-in capital:

SHAREHOLDERS	Opening balance	Increase	Decrease/transf.	Closing bal.
Telepri - Telecomunicações Privadas, SGPS, SA	694,445	894,444	(1,588,889)	0
AirTouch International	4,911,111	-	(4,911,111)	0
AirTouch Europe, BV	0	4,911,111	(4,911,111)	0
Eurofon, Inc	894,444	-	(894,444)	0
	6,500,00	**5,805,555**	**(12,305,555)**	**0**

In November 1996 additional paid-in capital was converted into additional shares (see Note 13).

Portuguese Corporate Law provides that at least 5% of annual net income must be appropriated to a legal reserve until this reserve equals the statutory minimum requirement of 20% of capital stock. This reserve is not available for distribution to Shareholders but may be capitalized or used to absorb losses once other reserves and retained earnings have been exhausted.

Also, in accordance with the Article 33º of the Portuguese Corporate Law, the distribution of dividends is not allowed until accumulated losses remain in the accounts, and both costs incurred to set up the Company and research and development costs which have been capitalized in the statutory books of account, are fully amortized or covered by free reserves and retained earnings.

NOTE 15

Cost of equipment and accessories sold

Cost of equipment and accessories sold was determined as follows:

	1996	1995
Opening inventory	850,856	1,019,944
Purchases	10,374,130	4,559,857
Transfers to fixed assets	(332,705)	(225,271)
Inventory adjustments	(138,364)	(405,035)
Closing inventory	(2,734,723)	(850,856)
	8,019,194	4,098,639

Inventory adjustments include internal consumption and offers as follows:

	1996	1995
Offers	73,359	100,409
Internal consumption	65,005	304,626
	138,364	405,035

NOTE 16

Interest and other income

	1996	1995
Interest receivable	32,117	11,142
Exchange rate gains	61,283	23,434
Discounts received for prompt payment	74,442	64,112
Other income	464	2,146
	168,306	100,834

NOTE 17

Interest and other expense

	1996	1995
Interest payable	1,541,031	1,370,083
Exchange rate losses	60,420	36,193
Discounts granted for prompt payment	6,930	22,111
Other financial costs	189,383	115,716
	1,797,764	1,544,103

NOTE 18

Income taxes

The Company has recorded no significant tax charge for the year ended December 31, 1995, as taxable income was offset by losses brought forward from prior years.
The 1996 estimated profit subject to corporate tax amounts to some PTE 13,848,055 thousand and exceeds pre-tax financial reporting income by some PTE 2,231,100 thousand. This results mainly from provisions for doubtful debts which exceed the maximum amounts allowed by tax legislation, as well as other depreciation of network software and losses of **Telechamada** which are not deductible by the Company for income tax reporting purposes.
The estimated effective income tax rate for the year ending December 31, 1996 is 37.2% which is lower than the Portuguese statutory income tax rate of 39.6% as the net result of a reduction in taxable income due to the carryforward from prior years of net operating losses amounting to PTE 2,922,952 thousand and, on other hand, costs referred above which are not deductible by the Company for tax purposes.
The Company's tax situation is subject to inspection and possible adjustment by the Fiscal Administration for a period of 5 years. Accordingly, tax returns since 1992 can still be reviewed. The Board of Management does not expect any significant adjustments to be made to tax returns.

NOTE 19

Transactions with Shareholders and affiliates

Main transactions with **Telecel**'s Shareholders and Affiliates are as follows:

	Transactions value 1996		Transactions value 1995		Balance at 31-12-1996		Balance at 31-12-1995	
COMPANY	Income	Cost	Income	Cost	receiv.	(Payab.)	receiv.	(Payab.)
AirTouch Europe BV	401	8,434	130,274	151,186	-	8,122	127,525	-

NOTE 20

Equity to total assets ratio

Under the terms of the operating license granted by the Portuguese Institute of Communications (ICP), at December 31, 1995, **Telecel** was required to have an equity equivalent to at least 45% of total net assets.
On November 1995, **Telecel** requested permission to reduce this minimum equity requirement in view of its higher than expected performance. On November 13, 1996, ICP informed the Company that as at November 30, 1996 the Shareholders' equity of the Company was required to be at least PTE 17,573,856 thousand (corresponding to 45% of total assets as at December 31, 1995). In fact, on that date the Company presented a net equity above the amount requested by ICP.

NOTE 21

Contingencies

Acquisition and activation of subscribers

The procedures adopted by the Company in connection with the acquisition and activation of a significant portion of its subscribers can give rise to liabilities which, depending on legal interpretation, can be estimated to be between PTE 800 million and PTE 1.100 million as at December 31, 1996.

Management has taken the position, supported by legal advice received, that no provision should be made in the financial statements.

NOTE 22

Summary of significant differences between accounting principles followed by the Company (Portuguese GAAP) and accounting principles generally accepted in the United States (US GAAP)

The Company's financial statements have been prepared in accordance with Portuguese GAAP which differ in certain respects from US GAAP.

The effects of the differences are reflected in the reconciliation provided in Note 23 and arise from items discussed in the following paragraphs:

i) Costs related to issuance of capital stock

Under Portuguese GAAP costs related to the issuance of capital stock are deferred and amortized over a period of five years whereas, under US GAAP, such costs are recorded as a reduction of the proceeds and, thus, reduce stockholders' equity.

ii) Other intangible assets

Under Portuguese GAAP certain costs directly related to the development of the Company's operations incurred during the start-up stage, expenses related to technical support for the development and improvement of the network incurred up to December 31, 1995, and research and development costs could be and were capitalized as intangible assets and are amortized over 3 or 5 years. Under US GAAP, these costs are expensed in the period in which they are incurred.

iii) Depreciation

Under Portuguese GAAP costs and expenses incurred related to the development of the network may be and were capitalized as intangible assets and are amortized over five years. Under US GAAP, these costs and expenses are recorded as fixed assets and depreciated over eight years. Additionally, under Portuguese GAAP the Company depreciates its network fixed assets (other than network software) acquired up to December 31, 1995, using progressive rates. Under US GAAP, depreciation is generally recognised on a straight line basis over the estimated useful life of the related asset commencing when the asset is first placed in service.

iv) Income taxes

Under Portuguese GAAP, the annual income tax provision is based on the estimated current income tax liability applicable to the current year's earnings. When income and expense recognition for income tax reporting purposes does not occur in the same period as income and expense recognition for financial reporting purposes, the resulting temporary differences are not considered in the computation of income tax expense for the period.

Under US GAAP the liability method is used to calculate the income tax provision. Under the liability method, deferred tax assets or liabilities are recognized for differences between the financial reporting and tax reporting bases of assets and

Telecel's telecommunications network also saw appreciable growth as a result of the heavy investments made by the Company, which provided increasingly wide coverage of the market, both in terms of population and geography.

Total capital expenditures in 1998 amounted to PTE 27.6 billion (EUR 137.67 million), an increase of 44.5% over the 1997 annual capital expenditures of PTE 19.1 billion (EUR 95.27 million), of which about 75% was invested in the telecommunications network. This increase reflects our effort and determination to offer our Customers a high quality service in a period of fast growth.

04 Telecel Profitability

Telecel had a pre-tax income of PTE 28.8 billion (EUR 143.65 million) and a net income of PTE 19.4 billion (EUR 96.77 million) in 1998. This was a remarkable growth of 38.0% and 45.7%, respectively, over 1997.

Operating cash flow (EBITDA) stood at PTE 41.0 billion (EUR 204.51 million) in 1998, an increase of 34.5% over 1997, and now accounts for about 39.8% of adjusted service revenues (telecommunication service revenues less incoming traffic interconnection costs). The increase of this margin is usually *hampered in times of widespread Customer growth* since the cost of signing up a large number of new Customers is fairly high (**Telecel** expenses the great majority of its Customer acquisition costs), while the returns on these costs are recovered over a much longer time frame.

The merger between **Telecel** and its subsidiary **Telechamada** in December 1998 had a negative effect on the Company's operating cash flow. Discounting **Telechamada**, the operating cash flow stood at PTE 41.8 billion (EUR 208.50 million), which was 41.0% of adjusted telecommunication service revenues, up from 40.4% in 1997.

Our income has seen a sharp growth in recent years as a result of greater business and our on-going commitment to higher efficiency.

05

Regulatory Framework

In the wake of the award in 1997 of the licence to the third mobile telecommunications operator, on March 18, 1998, by order of the Secretary of State for Housing and Communications, **Telecel** was granted 30 channels in the 1800 MHz bandwidth and this was entered on its operating Licence.

We came to an agreement with Portugal Telecom, on June 24, covering the 1998 tariffs for interconnection and leased lines services. These contracts took effect retroactively on January 1, 1998, and February 1, 1998 respectively.

As a result of the new demands imposed by the growth and liberalisation of the industry, the ICP (Instituto das Comunicações de Portugal - Portuguese Regulatory Authority) set up a public enquiry into the National Numbering Plan in September. We have submitted our comments and given our opinions.

Pursuant to Decree-Law n° 381-A/97 of December 31, which governs access to the business by public telecommunications network operators and by public-use telecommunications service providers, **Telecel** submitted an application to ICP on February 13, 1998 for a licence to set up its own telecommunications network, which was granted by decision of the ICP Board of Directors on October 1, 1998.

This licence allows **Telecel** to construct its own network, now under way in 1999, thus creating an alternative to the monopoly held till then by Portugal Telecom.

With a view to transposing the European Parliament and Council Directive 97/66/EC of December 15, Decree-Law n° 69/98 of October 28 was published, governing the handling of personal data and protection of privacy in the telecommunications industry. Compliance with this Law will not entail any special difficulties for **Telecel** since its procedures were already in line with the new provisos of the Law.

In the wake of the negotiations between **Telecel** and Portugal Telecom, a Stable Configuration Circuit Network Rental Contract was signed on December 22. For the purpose of the contract duration, this agreement is considered to have taken effect in January 1995 and will remain in effect till December 31, 1999.

06

Selected Financial and Operating Data

Expressed in PTE billion	1998	1997	1996	1995	1994	1993
REVENUES						
Service revenues	108.4	78.8	52.6	28.6	13.8	5.2
Equipment and accessories revenues	13.3	8.9	6.2	3.8	2.7	2.3
Total operating revenues	121.6	87.7	58.8	31.4	16.6	7.5
EXPENSES						
Interconnection costs	17.7	13.3	11.7	7.7	4.9	2.4
Cost of equipment and accessories sold	26.5	18.3	8.0	4.1	2.7	2.1
Selling, general and administrative expenses	25.8	17.1	12.2	7.9	5.1	3.2
Wages and salaries	7.6	4.8	3.8	2.6	1.8	1.2
Depreciation and amortisation	12.5	9.0	6.2	4.2	2.8	1.7
Provisions for bad debt and other	3.1	3.6	3.4	1.8	0.6	0.3
Total operating expenses	93.2	66.2	45.5	28.4	17.8	11.0
Operating income	28.4	21.5	13.4	4.0	(1.3)	(3.5)
Operating cash flow	41.0	30.4	19.6	8.2	1.5	(1.8)
Operating cash flow / Adjusted service revenues *	39.8%	40.4%	39.3%	30.4%	11.9%	(36.9%)
Other income / (expense)	0.4	(0.6)	(1.8)	(1.6)	(1.6)	(1.4)
Income before income tax	28.8	20.9	11.6	2.4	(2.8)	(5.0)
Income tax provision	9.4	7.6	4.3	0.0	0.0	0.0
Net income	19.4	13.3	7.3	2.4	(2.8)	(5.0)

* Telecommunication service revenues less incoming traffic interconnection costs.

	1998	1997	1996	1995	1994	1993
Customers at the end of the period	1,370,566	745,252	331,388	177,360	88,568	39,235
New Customers added during the period	625,314	413,864	154,028	88,792	49,333	31,469
Annual capital expenditures (PTE billion)	27.6	19.1	14.8	11.3	8.5	6.7
Accumulated capital expenditures (PTE billion)	* 102.9	72.7	53.6	38.9	27.5	19.0
Average monthly revenue per Customer (PTE)	8,535	12,194	17,233	17,935	18,029	18,511
Annual churn rate	19.7%	18.8%	17.6%	16.7%	17.0%	-

* Includes PTE 2.5 billion invested by Telechamada up to December 31, 1997.

In 1998, all amounts and ratios include Telechamada with the exception of Customers at the end of the period, new Customers added during the period and annual churn rate, which refer only to Telecel Customers.

Expressed in EUR million	1998	1997	1996	1995	1994	1993
REVENUES						
Service revenues	540.70	393.05	262.37	142.66	68.83	25.94
Equipment and accessories revenues	66.34	44.39	30.93	18.95	13.47	11.47
Total operating revenues	606.54	437.45	293.29	161.61	82.80	37.41
EXPENSES						
Interconnection costs	88.29	66.34	58.36	38.41	24.44	11.97
Cost of equipment and accessories sold	132.18	91.28	39.90	20.45	13.47	10.47
Selling, general and administrative expenses	128.69	86.29	60.85	39.41	25.44	15.96
Wages and salaries	37.91	23.94	18.95	12.97	8.98	5.99
Depreciation and amortisation	62.35	44.89	30.93	20.95	13.97	8.48
Provisions for bad debt and other	15.46	17.96	16.96	8.98	2.99	1.50
Total operating expenses	464.88	330.20	226.95	141.66	88.79	54.87
Operating income	141.66	107.24	66.84	19.95	(6.48)	(17.46)
Operating cash flow	204.51	151.63	97.76	40.90	7.48	(8.98)
Operating cash flow / Adjusted service revenues *	39.8%	40.4%	39.3%	30.4%	11.9%	(36.9%)
Other income / (expense)	2.00	(2.99)	(8.98)	(7.98)	(7.98)	(6.98)
Income before income tax	143.65	104.25	57.86	11.97	(13.97)	(24.94)
Income tax provision	46.89	37.91	21.45	0.0	0.0	0.0
Net Income	96.77	66.34	36.41	11.97	(13.97)	(24.94)

* Telecommunication service revenues less incoming traffic interconnection costs.

	1998	1997	1996	1995	1994	1993
Customers at the end of the period	1,370,566	745,252	331,388	177,360	88,568	39,235
New Customers added during the period	625,314	413,864	154,028	88,792	49,333	31,469
Annual capital expenditures (EUR million)	137.67	95.27	73.82	56.36	42.40	33.42
Accumulated capital expenditures (EUR million)	* 513.26	362.63	267.36	194.03	137.17	94.77
Average monthly revenue per Customer (EUR)	42.57	60.82	85.96	89.46	89.93	92.33
Annual churn rate	19.7%	18.8%	17.6%	16.7%	17.0%	-

* Includes EUR 12.47 million invested by Telechamada up to December 31, 1997

- In 1998, all amounts and ratios include Telechamada, with the exception of Customers at the end of the period, new Customers added during the period and annual churn rate, which refer only to Telecel Customers.
- The financial information presented in Euros results from the application of the fixed conversion rate of PTE 200.482 for EUR 1 (see chapter 4.1 Notes to the financial information presented in Euros).

07

Telecel on the Stock Exchange

AirTouch Europe B.V. holds 50.9% of Telecel's share capital, which is represented by 21.5 million shares of a nominal value of PTE 1,000 (EUR 4.99), the remaining 49.1% being freely floated on the Lisbon Stock Exchange.

Our share price rose by 78% during 1998 as against an overall 27% increase in the BVL 30 Index. At the end of 1998 Telecel was fourth among the companies listed on the Lisbon Stock Exchange in terms of their market capitalisation (PTE 750 billion or EUR 3,741 million).

SHARE PRICE AND TRADED VOLUME OF TELECEL SHARES



Closing Price (PTE)
40,000
30,000
20,000
10,000
0
Volume
1,000,000
800,000
600,000
400,000
200,000
0
9 Dec 96
14 Jan 97
14 Feb 97
18 Mar 97
21 Apr 97
23 May 97
27 Jun 97
29 Jul 97
29 Aug 97
30 Sep 97
30 Oct 97
02 Dec 97
07 Jan 98
06 Feb 98
11 Mar 98
14 Apr 98
15 May 98
18 Jun 98
20 Jul 98
19 Aug 98
18 Sep 98
21 Oct 98
20 Nov 98
31 Dec 98
Traded Volume
Closing Price

TELECEL SHARE PRICE VALUATION VS VALUATION OF THE BVL 30 INDEX



Growth
400%
350%
300%
250%
200%
150%
100%
50%
0%
9 Dec 96
31 Jan 97
28 Feb 97
31 Mar 97
30 Apr 97
31 May 97
30 Jun 97
31 Jul 97
31 Aug 97
30 Sep 97
31 Oct 97
30 Nov 97
31 Dec 97
31 Jan 98
28 Feb 98
31 Mar 98
30 Apr 98
31 May 98
30 Jun 98
31 Jul 98
31 Aug 98
30 Sep 98
31 Oct 98
30 Nov 98
31 Dec 98
Telecel
BVL 30

	IPO 9 Dec 96	31 Dec 97	31 Dec 98	%Δ since IPO	%Δ 1997	%Δ 1998
Telecel share price (PTE)	7,950	19,610	34,900	339%	98%	78%
Telecel share price (EUR)	39.65	97.81	174.08			
Market capitalisation (PTE billion)	171	422	750	339%	98%	78%
Market capitalisation (EUR million)	852.94	2,104.93	3,740.98			
BVL 30	2,106	3,781	4,795	128%	75%	27%

- The financial information presented in Euros results from the application of the fixed conversion rate of PTE 200.482 for EUR 1 (see chapter 4.1 Notes to the financial information presented in Euros)

		Telecel Share Price				1st Quarter Appreciation		2nd Quarter Appreciation		3rd Quarter Appreciation		4th Quarter Appreciation	
		31 Mar	30 Jun	30 Sep	31 Dec	Telecel	BVL-30	Telecel	BVL-30	Telecel	BVL-30	Telecel	BVL-30
1996	PTE				9,900							25% *	3% *
	EUR				49.38								
1997	PTE	13,750	14,600	14,600	19,610	39%	19%	6%	22%	0%	14%	34%	5%
	EUR	68.58	72.82	72.82	97.81								
1998	PTE	29,400	32,800	22,149	34,900	50%	46%	12%	-4%	-32%	-26%	58%	22%
	EUR	146.65	163.61	110.48	174.08								

* Appreciation between December 9, 1996 and December 31, 1996

The financial information presented in Euros results from the application of the fixed conversion rate of PTE 200.482 for EUR 1 (see chapter 4.1 Notes on the financial information presented in Euros)

08
Corporate Bodies

As at December 31, 1998, Telecel's Corporate Bodies were as follows:

GENERAL COUNCIL
AirTouch - represented by
Vernon Hugh Lloyd Tyerman (President)

Adriana Nugter
Diogo Alves Dinis Vaz Guedes
Jeffrey David Clark
Roberto Artur da Luz Carneiro
Thomas Edward Krebs
Tomas Isaksson

GENERAL ASSEMBLY BOARD
Carlos Manuel Chorão Tavares Aguiar (Chairman)
Cristina Maria Arroja Minoya Perez do Amaral Frazão (Secretary)
Susana Paula Almeida Guerra Mendes (Secretary)

CHARTERED ACCOUNTANT
Amável Calhau, Ribeiro da Cunha e Associados,
Sociedade de Revisores Oficiais de Contas, represented by
José Maria Ribeiro da Cunha

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers

BOARD OF MANAGEMENT
António Rui de Lacerda Carrapatoso (President)
António Vaz Branco
António Manuel da Costa Coimbra
Ian Thomas Johnson
Nuno J. F. S. Oliveiro Silvério Marques



2. Management Discussion and Analysis

01

Company Strategy

During 1998 the Company continued to conduct its business *based on a strategy*, consolidated in previous years, designed to maintain a competitive offer for the mobile cellular communications market in order to attract and maintain the most valuable Customers in each segment.

We continued to differentiate our offer through an outstanding cellular communications network providing wide coverage and high quality, an excellent Customer Service and through permanent leadership and marketing innovation.

Our assets and internal competences were consolidated during the year, allowing us to build up the foundations that will set us on the road to take the most of the opportunities that will arise during the up-coming liberalisation process, particularly in neighbouring business areas.

Our brand image and the image of our services was further strengthened in 1998. The Company is one of Portugal's largest, most profitable and prestigious firms, known for its Customer orientation, its innovation, its professionalism and the ethics with which it operates in the marketplace.

The wide Customer base that has been achieved by **Telecel** is another of its most important assets.

Telecel's know-how in the areas of Marketing, Distribution Channels, *Technology and Information* Systems increased further during the year, and this will allow the Company to continue to pursue and even to increase the scope of its activities in the Telecommunications market in a competitive manner.

We are thus in a good position to achieve our main objectives: the personal and professional fulfilment of our Employees and the satisfaction of our Shareholders, maximising the value of the Company through the satisfaction of our Customers communication needs.

02

The Mobile Cellular Telecommunications Market in the European Context

Sharp growth of the number of mobile phone users continued to be seen in Europe in 1998, with an estimated growth rate of 67%, higher than the 1997 figure of 56%.

Finland continued to head the movement like in 1997, becoming the first country in the world in which mobile phone penetration (about 60% at the end of 1998) overtook fixed line access.

Portugal, once again improved upon last year's impressive figures. Cellular service revenues in 1998 is set to stand at more than 1% of the country's GDP, showing the country to have the highest development growth rate of the cellular service among our european partners.

The year also saw the launch of several new operators, leading to the increase of the competitive environment within Europe.

The GSM standard become even more firmly entrenched, and the year was marked by several operators introducing the GSM1800 frequency band and the EFR (Enhanced Full Rate) technology which provides better voice quality, close to that of the fixed network.

PENETRATION RATES OF MOBILE TELEPHONY EUROPEAN COUNTRIES* — END OF YEAR 1998



70%
60%
50%
40%
30%
20%
10%
0%
59%
50%
49%
37%
35%
31%
27%
24%
23%
22%
21%
19%
19%
18%
17%
17%
Finland
Sweden
Norway
Denmark
Italy
Portugal
Austria
Switzerland
Ireland
United Kingdom
Holland
Greece
France
Spain
Belgium
Germany

* European Union (except Luxembourg), Norway and Switzerland

MOBILE TELEPHONY CUSTOMER GROWTH RATES EUROPEAN COUNTRIES* — END OF YEAR 1998


140%
120%
100%
80%
60%
40%
20%
0%
119%
105%
97%
93%
91%
75%
66%
63%
62%
61%
54%
41%
39%
36%
27%
Greece
Portugal
Austria
France
Holland
Belgium
Italy
Germany
Spain
Switzerland
Ireland
United Kingdom
Finland
Sweden
Denmark
Norway
Growth Rate
European Average

* European Union (except Luxembourg), Norway and Switzerland

03
The Cellular Market in Portugal

Once again, the most optimistic expectations were exceeded in 1998 as far as the growth of the number of Customers was concerned, even taking into account the expected industry growth resulting from the increased competition introduced in the marketplace by the launch of a new cellular telephone operator. As in previous years, the penetration rate, and consequently the number of Customers, increased more than twofold during the year, despite the fact that, Portugal already had one of Europe's highest penetration rates.

According to ICP, the number of Customers in Portugal stood at about 3.075 million at the end of the year.

NUMBER OF MOBILE TELEPHONY CUSTOMERS IN PORTUGAL



Number of Customers
3,200,000
2,800,000
2,400,000
2,000,000
1,600,000
1,200,000
800,000
400,000
0
1993
1994
1995
1996
1997
1998
32%
28%
24%
20%
16%
12%
8%
4%
0%
Source: Company reports

The mass consumer segment, characterised by low usage rates, was, similarly to 1997, the major contributor to the sharp growth seen over the year. This segment is driven by personal rather than professional demands. Hence in 1998 the market was again dominated by the pre-paid products, such as the Vitamina family of products, that accounted for the larger part of the new activations and at which the major advertising campaigns were directed. Pre-paid products made up over 75% of the portuguese market at the end of 1998.

This market has always been notable for its competitiveness and this was further heightened during the year when a new cellular communications operator arrived on the scene. The competition gave rise to three effects: (1) several tariff changes were brought in during the year; (2) new products and services were launched; and (3) constant advertising campaigns leading to the same level of equipment subsidies and service offers as seen the year before.

04

Telecel-Customers and the Service Provided

MAJOR INDICATORS

As a result of the sharp growth of the market, Telecel once again achieved a record number of new Customers in 1998, gaining 625,314 more Customers, an increase of 51.1% over the number of net additions seen the previous year. By year end, Telecel's Customer base stood at 1,370,566, an increase of 83.9% over 1997.

NUMBER OF CUSTOMERS AND NET ADDITIONS



1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
Number of Customers
1993
1994
1995
1996
1997
1998

The Vitamina family of products, characterised by having no monthly subscription linked to the pre-payment of the service and geared particularly towards the mass consumer segment, accounted for the larger part of Telecel's new Customers. By the end of 1998, Vitamina Customers accounted for about 70% of the Company's Customer base.

Consequently, 1998 was a year of further change in the professional/mass consumer Customer mix, and this was once again the main factor underlying the reduction seen in the average revenue per Customer.

MONTHLY AVERAGE REVENUE PER USER (ARPU)



Monthly Average Revenue per User (ARPU) (PTE)
20,000
16,000
12,000
8,000
4,000
0
18,511 | 92.33 €
18,029 | 89.93 €
17,935 | 89.46 €
17,233 | 85.96 €
12,194 | 60.82 €
8,465* | 42.22* €
1993
1994
1995
1996
1997
1998
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
Variation to previous year
Source: Company reports

- ARPU = (total service revenues) / (average number of Customers during the year / 12).
- * ARPU of the cellular service. Taking into account Telechamada service revenues, ARPU would stand at PTE [illegible] (EUR [illegible]).
- The financial information presented in Euros results from the application of the fixed conversion rate of PTE 200.482 for EUR 1 (see chapter 4.1 Notes to the financial information presented in Euros)

Also relevant to the reduction of this figure were the tariff reductions seen in 1998 and the increased weight of calls made within the Telecel network. The usage, i.e., the average number of billed minutes per Customer fell by about 11% as a result of the changes in the mix of the Customer base, though elasticity is positive when each tariff plan is analysed. The combined effect of the four factors that influence the average revenue per Customer - (1) tariff reductions, (2) variation of usage, (3) changes in the traffic profile, and (4) alterations to the mix of the Customer base - led to a reduction in the average revenue per minute to PTE 60 (EUR 0.30), a 21% fall in relation to the previous year.

Nonetheless, the average revenue per Telecel Customer continues to be higher than the average for Portugal as a whole.

In an industry in which size is very important given the economies of scale involved and given the Company's permanent concern to reduce costs per Customer, with commercial and marketing policies adopted to the value of each market segment, we were able to maintain the operating cash flow margin on adjusted service revenues despite the ARPU reduction. Therefore, the acquisition costs per gross addition (calculated as advertising expenses, commissions granted to the distribution channels, SIM (Subscriber Identity Module) card and welcome package costs and margin on cellular telephones sales) fell slightly when compared to the previous year. The ratio for total operating costs less depreciation & amortisation and equipment revenues, per customer, fell by 30.9%, higher than the ARPU reduction, when the Telechamada effect is not taken into account.

MONTHLY CASH COST PER USER (CCPU)



Monthly Cash Cost per User (CCPU) (PTE)
20,000
16,000
12,000
8,000
4,000
0
10,807 53.91 €
7,481 37.32 €
5,170* 25.79* €
1996
1997
1998
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
Variation vs previous year
Source: Company reports

- CCPU = (total operating costs less depreciation & amortisation and equipment revenues) / (average number of Customers during the year/12).
- * CCPU of the cellular service. Excluding Telechamada costs the CCPU would have been PTE [illegible] (EUR [illegible]);
- The financial information presented in Euros results from the application of the fixed conversion rate of PTE 200.482 for EUR 1 (see chapter 4.1 Notes to the financial information presented in Euros).

Churn rate evolution was satisfactory, taking into account the larger percentage of the consumer segment in the Company's Customer base. As seen in other markets, this should contribute to a greater degradation of this indicator, but this did not occur in 1998 as a result of the Customer loyalty measures implemented by the Company.

ANNUAL CHURN RATE



Annual churn rate
20.0%
15.0%
10.0%
5.0%
0.0%
17.0%
16.7%
17.6%
18.8%
19.7%
1994
1995
1996
1997
1998
Source: Company reports

- Churn rate = (deactivations - reactivations) / (average number of Customers)

MAJOR EVENTS

TELECEL NETWORK

1998 saw a significant increase in the number of base stations (antennas) installed in order to cope with the strong expansion of the Customer base. New radio techniques, the addition of micro base stations and 1800MHz band equipment were used to add capacity cost effectively. For example, micro base stations, which can be deployed significantly faster than traditional base stations, only require 29% of the investment in a traditional base station. These techniques have also enabled the quality of the network to improve while carrying significantly more traffic. Voice quality has further been improved by deployment of the GSM Enhanced Full Rate speech encoder.

The year also saw the introduction of own microwave equipment in the transmission network reducing our reliance on provision of leased lines from Portugal Telecom. We also introduced base station equipment from Lucent Technologies. Together with our current infrastructure supplier Ericsson, we have the support of two of the world's leading telecommunication companies.

CUSTOMER CARE

In the wake of the process re-engineering project completed in 1997, the year under review was marked by the achievement of ISO 9002 quality certification for the Customer Service. This certification, awarded by APCER (Portuguese Certification Association) has confirmed that the methodologies employed by our Customer Service are quality compliant. The Company was the first portuguese mobile telecommunications operator to be awarded this certification for its call centre. Telecel is also the only operator to become a member of all five consumer conflict arbitration centres. The balance has been extremely positive since most of the cases have been settled out of court and every decision has been in our favour.

As a result of the work undertaken from a total quality standpoint, it was possible to provide quality service to a substantially higher number of Customers. This has been achieved despite the difficulties encountered in recruiting qualified Employees as a result of labour shortage seen in the Lisbon area caused, namely, by Expo'98.

Our Customer Service was further decentralised with the opening in December 1998 of the Oporto call centre with a capacity for 200 assistants, significantly improving the capacity provided by this service. The end of the year therefore saw the achievement of a high level of service suitable to Customers' expectations which, together with the quality of the service and the use of information technologies management tools, meant that the Company became the benchmark in Customer Care in both in Portugal and Europe.

COMMUNICATION

The Company's brand image and awareness were further increased by multi-faceted communications through institutional, promotional and product advertising campaigns, complemented by market-segment oriented "below the line" activities.

Sponsorship continued to be directed towards football, involving the three largest clubs of the portuguese league, and at motor sports, particularly off-road events, among others.

Company market research has shown that we continue to be perceived as the leading brand in mobile cellular Telecommunications in all relevant aspects.

PRODUCTS AND SERVICES

Innovative product launches and services of recognised value were, once again, a constant feature during 1998. The Company thus kept its image as the market leader in terms of innovation, developing products and services suited to the needs of each market segment, recognised by our Customers as being of interest.

For Regular Tariff Plan Customers, the number of countries in which the Telecel service can be used has been enlarged, while our network has also been opened up to the Customers of the operators of the countries in question. By the end of 1998 we had roaming agreements with 96 operators in 55 countries of the 5 continents.

CELLULAR SERVICES

MONTH	DESIGNATION	DESCRIPTION
January	CARDIOLIFE	Allows early detection of heart problems by means of a full electrocardiogram done by a small portable device, the CardioMobile, then transmitted to the CardioLife Centre where it is analysed by a permanent team of cardiologists who indicate the measures to be taken in the event of danger.
February	VITAMINA T CARD	The Vitamina T Card provides all the functions linked to the Vitamina T. and is of interest to those who already own suitable equipment and wish to make use of the service.
March	EXPRESS TELEASSISTANCE	Provides for the collection of damaged equipment and at the same time for the loan of a replacement. Telecel picks up the damaged equipment at the designated place within 48 hours. When the equipment has been repaired, Telecel returns it and collects the equipment on loan at the designated place.
	VITAMINA TELEASSISTANCE	Provides for the collection of damaged equipment at the place designated by the Customer, the equipment being returned by Telecel following its repair.
	REUTERS TELECEL	Provides access to information about financial instruments negotiated throughout the world. The cellular telephone keys are used to insert a written message with the code of the information required which is then sent to number 1510; the reply appears a few seconds later, also as a written message. The service also allows the Customer to set up alarms regarding specific securities and the programming of a regular information service on certain days at fixed times.
May	1598 - INFORMATION ABOUT EXPO '98	This service was in operation solely from May 22, 1998 to September 30, 1998, providing varied and up-to-date information about the main events of the Lisbon World Fair, namely, programmes, pavilions, ticket prices, transport to the exhibition grounds, and car parks. The information was updated daily and was available in portuguese, spanish and english.
June	CELL BROADCAST	This service allows our Customers to automatically receive information via their cellular phones, in text format, that is broadcast on the network, without any request or subscription. This technology allows information to be received about specific subjects on the various channels, as well as local information depending on the user's location. The information varies according to the area in which it is received and the channel selected.
	VITAMINAS PERIODIC AUTOMATIC TELELOADING	The Automatic TeleLoading service for the Vitaminas allows periodic automatic teleloading of varying sums for any type of Vitamina, the sum later being charged to the company's regular account.
	DUPLO - 2 NUMBERS, 1 CARD	A single card with two numbers, one for private and the other for business use. The Customer can select the most suitable supplementary services and tariff plans for each number. Separate billing and free redirecting between the two DUPLO numbers, linked to a bonus on both subscriptions.
	RENTAL VITAMINA	Rental Vitamina provides all the functions of the Vitamina family for the rental segment, with its own specific tariff and contract conditions. The Customer can make use of a pre-set amount, which can be increased if necessary, paid preferably via a credit card. It is available at certain Telecel shops, particularly at airports.
July	1515 - ASSISTANCE AT TELECEL	Provides new services such as transport by ambulance or the dispatch of spare parts for vehicles and enlargement of the scope of information provided.
	EXPRESS PREMIER ASSISTANCE	This service has two options: Regular Express Premier Assistance and Express Premier Assistance-Maintenance Contract. Both consist of picking up, free of charges, damaged equipment and the loan of a replacement. No costs are incurred if the Customer opts for the maintenance contract.
September	1780 - WAKE UP WITH...	Provides a different wake-up call every day. Each Telecel Customer can wake up to the sound of the day's news, the weather forecast, the voice of his favourite star, sounds, regional accents or a message recorded by the person in question.

MONTH	DESIGNATION	DESCRIPTION
October	MAIL@TELECEL	Mail@Telecel allows electronic mail to be sent to and received from anywhere in the world directly from a cellular phone, using written messages. Each Customer has an e-mail address corresponding to his or her telephone in the sms.telecel.pt domain (e.g.: 0931987654 3@sms.telecel.pt).
November	ELECTRONIC INFOINVOICE	Allows Customers to visualise and print details of their Telecel Service invoices on Telecel's Internet page, listed by date, value, call duration and destination, providing an overview of the Customer usage patterns. The Customer is also able to download the invoice data and use them on any spreadsheet or database on the market, in addition to developing more personalised applications.
	TELECEL ELECTRONIC SHOP	This function of the Telecel web page allows Customers to make purchases on the Internet, where the equipment and products are made available in a simple, practical manner. Customers may also make their purchases wherever they are in the page by placing the required items in a shopping basket.
	SIMPLES CARD	The SIMPLES Card allows Telecel services to be presented in the equipment menu, and they can be selected intuitively just like any other option of the Customer's original phone menu, without a need to memorise codes or numbers or having to know the formats of each message to be sent.
	AUTOMATIC CREDIT FOR REGULAR SERVICES	The Automatic Credit for Regular Services provides companies with effective control of the communication costs of those Employees given a cellular phone linked to one of the Regular Tariff Plans, providing them with a given monthly credit.
	VITAMINA LIGHT	Vitamina Light has all the characteristics of the Vitamina family but has a simplified tariff with just a single charge for any domestic network at any time of any day, using per second billing (1 second = 1 PTE) after the first minute and a single pre-loading sum.
	VITAMINA LIGHT CARD	The Vitamina Light Card provides all the functions of the Vitamina Light, and is designed for those who already own compatible equipment and just want to make use of the service.

PAGING SERVICES

MONTH	DESIGNATION	DESCRIPTION
January	TELEGOLO	Football information service for the various championships, providing not only game results but also news about new contracts, injuries, lists of plays, team composition, game and national championship statistics, on-line goals, football pools, etc. There is also information about the european cups, national teams and major international events.
March	FLASH MAIL	The Flash Mail provides notice of the arrival of e-mail messages, via an agreement with the IP and Esotérica service providers. To use this service the Customer has to be, at the same time, a Telecel alphanumeric paging service Customer and an IP or Esotérica Customer.
	E-PAGER	Internet e-mail reception service using an alphanumeric pager. The Customer is able to receive e-mail messages via Internet directly on the Pager. There is therefore a permanent link to the Internet via the Pager.
May	EXPO '98	Expo'98 Information Service provided information concerning the main events of the Lisbon World Fair, including the daily programme, interesting events, the day's highlights and ticket prices.

TARIFFS

The year of 1998 saw significant tariff reductions as a result of the competitiveness characteristic of this market, further heightened this year by a new operator coming in, which stimulated once again the enrolment of new Customers with lower purchasing power.

It was also a year which saw the introduction of new tariff plans - Pack and IntraNetwork Plans - designed to provide alternatives better suited to certain consumer and usage profiles of the mass consumer and business segments, respectively.

It must be mentioned that the reduction of the communication costs to Customers and the introduction of tariff plans suited to each segment needs made a major contribution to the penetration rate achieved in 1998.

The cost of keeping up the cellular service was cut to a monthly average of PTE 1,750 or EUR 8.73 (VAT included), under the Vitamina Light Plan, being the Customer free to make calls up to this amount at no additional cost.

MINIMUM MONTHLY COST (VAT INCLUDED) TO MAINTAIN THE TELECEL SERVICE


9,000
7,500
6,000
4,500
3,000
1,500
0
PTE
1993
1994
1995
1996
1997
1998

Source: Company reports

EVOLUTION OF THE TARIFF PLANS

MONTH	OCCURENCE	DESCRIPTION
February	TARIFF REDUCTIONS	Reduction for calls originated from other networks to the Telecel network.
March	INTERNATIONAL TARIFF REDUCTIONS	Telecel cuts its international tariffs to the European Union by about 20% and by between 4% and 31% to other countries. Domestic calls rate made during peak hours is also lowered.
April	PER SECOND BILLING	Telecel introduces per second billing on domestic calls under the Regular Tariff Plans.
June	PACK PLANS	Telecel launches the Pack plans consisting of differing packages of minutes, particularly suited to Customers with moderate to low use of the cellular service: the Total Pack Plan, suitable for use at any time of day; and the Private Pack plan for use mainly outside normal business hours. These plans have no monthly subscription and are an alternative to the pre-paid Vitamina plans since they allow Customers to use all the Telecel services without interruption due to insufficient balance and payment is more convenient.
July	PACK PLANS	Telecel enlarges the Pack Plan's offer by launching Total Pack 15 and Private Pack 60 and reduces tariffs in the existing Pack Plans.
October	INTRANETWORK PRICING PLAN	Telecel launches a new princing plan for the corporate segment, the IntraNetwork, reduces the monthly access to several plans and the cost of communications in most plans.
	NEW LOADING PERIODS FOR VITAMINA PLANS	The maximum period between successive pre-loading for the Vitaminas is increased from 3 to 4 months, meaning a reduction to PTE 1,875 or EUR 9.35 (VAT included) of the minimum monthly consumption, the figure falling to PTE 1,750 (EUR 8.73) in the case of the Vitamina Light, as mentioned above.

LOYALTY PROGRAM

The Company launched the Telecel Viva Club program in July 1998, available to all our Customers, including those with pre-paid services having identification at Telecel. This was an innovation in the Portuguese Telecommunications market and is central to the Company's Customer loyalty policy.

The loyalty program consists of awarding points to all Customers on the basis of their spending on the cellular service. These points can later be exchanged for free minutes of communication, for very significant discounts on the purchase of cellular phones, including top-end handsets, or for discounts on accessories.

A significant number of Customers were quick to take advantage of the benefits of the Telecel Viva Club, particularly higher usage Customers updating their cellular phones to dual band versions.

DISTRIBUTION OUTLETS

The Company's distribution structure, based on Direct Sales through our own shops and corporate sales teams and on exclusive Indirect Sales - Agents and Retailers - as well as on non-exclusive outlets - Retailers and Superstores, was in constant adaptation to the market during 1998.

Generally speaking, the performance of these outlets has been in step with the growth of the market, particularly so in those outlets aimed more specifically at the consumer segment.

As far as Direct Sales are concerned, the emphasis is on the opening of nine new shops, in Braga, Viseu, Lisbon Airport, Ponta Delgada Airport, Portimão, Torres Vedras, Amadora, Funchal and Vila Nova de Gaia, bringing the total number of own outlets up to 33 as at December 31, 1998. The direct corporate sales team has also been enlarged. With these measures, Telecel intends to improve the quality of its sales and after-sales service, both in the individual and in the corporate segments.

At the end of 1998 there was a total of thirty Indirect Sales outlets with a 100% Telecel image, six of which in the Lisbon Underground. The increased number of Indirect Sales outlets with a 100% Telecel image, accompanied by the current cooperation programmes, has increased the geographic capillarity of Telecel's distribution network and its presence among its Customer base and target markets.

TERMINAL EQUIPMENT

1998 was marked by an ongoing reduction of the selling price of terminal equipment, though at a rate lower than that seen in 1997. On the other hand, lower costs allowed subsidy levels not to increase during 1998.

AVERAGE SALE PRICE OF CELLULAR TELEPHONES BY TELECEL



150,000
125,000
100,000
75,000
50,000
25,000
0
1993
1994
1995
1996
1997
1998

In the wake of a project involving the re-engineering of the repair laboratory in 1997, a project was initiated to achieve ISO 9002 certification for our terminal equipment technical assistance. The respective process was submitted to APCER in May 1998 and the certification is expected to be granted during the first quarter of 1999.

This area has also seen considerable innovation, with the launch of the TeleAssistance and Premier Assistance programmes mentioned earlier.

The number of assistance points continued to increase during 1998, keeping with the growth of the Company's own outlets.

05
Integration of the Paging Service

Taking into account the evolution of the Telecommunications market and of the paging and cellular communication markets in particular, Telecel decided to merge its wholly-owned subsidiary Telechamada - Chamada de Pessoas, S.A., which provided complementary mobile telecommunication services known as Paging, managing and operating the respective infrastructures.

The merger takes place within a framework of economic rationale aimed at taking advantage of the synergies of both businesses. It will allow the provision of integrated solutions with additional advantages for our Customers as well as optimisation of resources through the streamlining of common structures in various areas, particularly in ancillary areas (administration, finance, etc.).

The specific know-how and competencies acquired by Telechamada, constitute additional contributions to the development of Telecel's business.

The integration of Telechamada will simplify the enlargement and diversification of Telecel's activities, which will operate in an integrated manner in both cellular and paging markets. This will benefit our strategy, widening our portfolio of services, allowing us to take our place in the market as a supplier of integrated mobile telecommunications solutions.

The legal formula employed was merger by incorporation. The public deed was signed on December 18, and the application to register the merger deed was submitted to the Lisbon Registry of Companies on December 29, 1998. Telecel's 1998 accounts reflect the merger of Telechamada.

The year also saw the merger of the two other Paging Companies operating in the sector - Telemensagem, which had, in the meantime, acquired the Customer base of Finacom (Interfina Group) whose licence had been cancelled by the ICP, and Contactel. The Shareholders of the merged company are Portugal Telecom and Spain's Telefonica.

06
Information Systems

During 1998, the evolution in the Information Systems' area was centred on three main points: support to Company growth, definition of the strategy to be adopted to support the activity that Telecel may implement within the scope of the liberalisation of the Telecommunications' market and preparation of the systems for the introduction of the Euro and for the year 2000. The latter are discussed under their own headings given their importance to the market.

With regard to the first point, several systems were renewed or enlarged, and solutions were developed to support the products and services launched by Telecel. The Electronic Invoice and the Electronic Shop are both notable for their innovative characteristics, and they can be found in Telecel's Internet site. Additionally, several initiatives were implemented, designed to underpin effort to cut the cash cost per Customer.

Under the second point, a start was made on implementing a sophisticated control and billing system for telephone traffic between telecommunications operators, and a detailed study was made of future needs in terms of Customer billing and support, in a scenario of convergence.

07
The Euro and the Year 2000

YEAR 2000

Telecel is fully engaged in the timely resolution of the year 2000 transition problem. A company-wide workgroup was established in October 1997 to ensure that all systems, equipment and products will be Year 2000 compliant by the end of the second quarter 1999. We reckon on spending about PTE 500 million (EUR 2,494 thousand) on this program.

The working group is composed of a full-time Project Co-ordinator, a Project Supervisor (Chief Financial Officer), Project Managers (from each operational division) and representatives of every Department to ensure that the entire Company meets the target simultaneously and in plenty of time.

The working group established an action plan aimed at (1) developing and implementing measures designed to create awareness at every Company level; (2) assessing the impact of the problem on all our systems, equipment and products; and (3) contacting our suppliers and service providers with a view to determining the impact of the measures taken and to be taken to solve the problems that may arise from the transition to the year 2000 in respect of the systems, equipment and products on which Telecel depends.

At present we are overhauling and testing all our systems, equipment and products. We are also implementing contingency plans in case some of the systems, equipment and products would have problems related to the transition to the year 2000.

EURO

To prepare Telecel for the introduction of the Euro, a working group was set up at the beginning of 1998, with representatives from every department and a full-time Project Manager, under the supervision of the Chief Financial Officer.

The conversion strategy drawn up consists of three stages:

- Stage 1 (November 1998): Telecel's billing issued totally in Escudos, with the totals given in Euros as well, based on an approximate exchange rate. The aim of this stage was to increase our Customers perception of the Euro.
- Stage 2 (February 1999): Telecel is able to process all commercial transactions both in Escudos and in Euros. The Escudo will continue to be the Company's operating currency up to 2001.
- Stage 3 (2001): Telecel will adopt the Euro; as from that moment, the Euro will become the Company's operating currency.

The estimated cost for the first two stages is about PTE 120 million (EUR 599 thousand), including software alterations, training and communication campaigns.

08 Human Resources

The overall growth of the business, particularly the sharp increase seen in the number of Customers, led to significant staff growth in 1998 when compared to 1997. Staff needs were met not only by an intense recruiting campaign to attract staff for the Company's various operating areas but also by the integration of Telechamada into Telecel as a result of the merger in December 1998. The number of Employees at the end of 1998 stood at 1,107 excluding former Telechamada staff, rising to 1,223 including Telechamada, an increase of 26.1% and 39.3%, respectively, over 1997.

	1995	1996	1997	1998
Total Headcount (without Telechamada)	472	667	878	1,107
Total Headcount	472	667	878	1,223

STAFF BREAKDOWN BY AGE GROUP AS AT DECEMBER 31, 1998


5%
1%
26%
68%
Age

Source: Company reports

In addition to the efforts directed at programmes designed to welcome and incorporate over 400 new Employees during 1998, a considerable training investment of about PTE 380 million (EUR 1,895 thousand) was also made in occupational training covering a total of 760 Employees in every area of the Company, aimed at providing ongoing development of new skills.

Pursuing a Human Resources management policy geared towards personal participation and motivation, thirty in-house sessions were held during the first quarter of 1998 for presentation and discussion of the results of the periodic poll of Employees. A plan of priority measures was drawn up, including implementation of a Performance Management system effective as from January 1999.

The second quarter of 1998 also saw the implementation of a significant improvement to the fringe benefit package, involving the introduction of a defined contribution Pension Plan, warmly welcomed by the majority of the eligible Employees. The introduction of this well conceived and flexible plan forms part of a social policy that reflects the attention given to improving of Employee conditions as well as the Company's concern about the current trend of the social security system.

09
Review of the Accounts

EVOLUTION OF REVENUES

Total operating revenues for 1998 amounted to PTE 121.6 billion (EUR 606.54 million), an increase of 38.8% over the figure of 87.7 billion (EUR 437.45 million) for 1997. Of this total, PTE 108.4 billion (EUR 540.70 million) comes from revenues of services provided and PTE 13.3 billion (EUR 66.34 million) from the sale of terminal equipment units and the respective accessories. This represents an increase of 37.6% and 49.4%, respectively, over 1997.

TOTAL OPERATING REVENUES AND SERVICE REVENUES



PTE billion / EUR million
140
120
100
80
60
40
20
0
7.5
37.41
5.2
25.94
16.6
82.80
13.8
68.83
32.4
161.61
28.6
142.66
58.8
293.29
52.6
262.37
87.7
437.45
78.8
393.05
121.6
606.54
108.4
540.70
1993
1994
1995
1996
1997
1998
Total Operating Revenues
Service Revenues
Source: Company reports

The financial information presented in Euros results from the application of the fixed conversion rate of PTE 200.482 for EUR 1 (see chapter 11 Notes to the financial information presented in Euros)

The evolution of Service Revenues not only reflects the growth of the Customer base, which almost doubled during the year, but also the reduction of approximately 30.0% in the average service revenue per Customer, as detailed earlier in this report.

As far as the Equipment and Accessories Revenues is concerned, the growth reflects the 70% increase in the number of units sold, though at a lower average price than in 1997.

EVOLUTION OF COSTS

Operating expenses, which include all costs with the exception of financing costs and extraordinary items, totalled PTE 93.2 billion (EUR 464.88 million) in 1998, an increase of 40.8% over the 1997 figure of PTE 66.2 billion (EUR 330.20 million). Excluding the effect of the inclusion of Telechamada, total operating expenses amounted to PTE 91.0 billion (EUR 453.91 million).

OPERATING EXPENSES AND INTERCONNECTION COSTS AS A PROPORTION OF SERVICE REVENUES


100
80
60
40
20
0
50%
40%
30%
20%
10%
1993
1994
1995
1996
1997
1998
46.8%
15.5%
27.1%
22.3%
16.8%
16.3%
11.0 | 54.87
17.8 | 88.79
28.4 | 141.65
45.3 | 224.95
64.2 | 320.20
93.2 | 464.88
Operating Expenses
Source: Company reports

The financial information presented in Euros results from the application of the fixed conversion rate of PTE 200.482 for EUR 1 (see chapter 11 relative to the financial information presented in Euros)

The evolution of the various components of operating costs was as follows:

Interconnection Costs, which include leased lines and access to the networks of other telecommunications operators, totalled PTE 17.7 billion (EUR 88.29 million), an increase of 33.4% over the previous year. The weight as a proportion of total operating revenues fell from 15.1%, in 1997, to 14.5%, thus reflecting not only the improvements secured in the Price Convention negotiated during the year, but also the gains arising from economies of scale resulting from greater use of the GSM Network. Against service revenues, the weight of the interconnection costs amounted to 16.3% in 1998, compared with 16.8% in 1997.

The Cost of Equipment and Accessories Sold, which not only includes the cost of the equipment sold but also the costs incurred with the activation package and the respective SIM card, totalled PTE 26.5 billion (EUR 132.18 million), an increase of 44.7% over the 1997 figure of PTE 18.3 billion (EUR 91.28 million). The number of handsets sold in 1998 was higher than the number of new Customers (gross additions) that joined the Telecel's network during the year. The weight of this item as a proportion of total operating revenues increased from 20.9% last year to 21.8%, reflecting the Company's greater involvement in the sale of equipment.

Selling, General and Administrative Expenses totalled PTE 25.8 billion (EUR 128.69 million), up 49.7% in relation to 1997. The weight on total operating revenues rose from 19.7% to 21.2%. The inclusion of Telechamada's overheads following the merger and the growth of advertising and promotion expenses, consultancy and information services, rentals, network maintenance and repair and the cost of temporary Employees contributed to this increase.

Wages and Salaries amounted to PTE 7.6 billion (EUR 37.91 million), an increase of 57.8% over the previous year. This item as a proportion of total operating revenue rose from 5.5% in 1997 to 6.2% in 1998. This growth was chiefly caused by the increased number of Employees, by the increased average cost per Employee, by the inclusion of the cost of the Telechamada staff and by the heavy investment in training the Company's Employees.

Depreciation and Amortisation totalled about PTE 12.5 billion (EUR 62.35 million), an increase of 39.6% over the previous year, reflecting the Company's ongoing investment in the development of its infrastructures. The weight of this heading as a proportion of total operating revenues was steady at 10.3%.

Provisions were set aside during 1998 in the sum of PTE 3.1 billion (EUR 15.46 million), a 14.4% reduction over the figure for 1997. Attention is drawn to the smaller provision set aside for bad debt, down from 2.6% of total operating revenues in 1997 to 1.4% in 1998, reflecting the improvements introduced in this area and particularly the increase of pre-paid products.

RESULTS

The operating cash flow (EBITDA) generated in 1998 amounted to PTE 41.0 billion (EUR 204.51 million), an increase of 34.5% over the sum of PTE 30.4 billion (EUR 151.63 million) seen in 1997, providing a slightly lower margin in relation to adjusted service revenues (service revenues less incoming traffic interconnection costs), down from 40.4% in 1997 to 39.8% in 1998. Without taking into account the effect of the inclusion of Telechamada the operating cash flow amounted to PTE 41.8 billion, the equivalent of EUR 208.50 million (accounting for 41.0% of adjusted telecommunications service revenues, an increase over the 1997 figure of 40.4%).

OPERATING CASH FLOW AND MARGIN ON ADJUSTED SERVICE REVENUES*



50
40
30
20
10
0
50%
40%
30%
20%
10%
0%
1994
1995
1996
1997
1998
41.5%
20.6%
39.3%
40.4%
39.8%
1.5 | 7.48
8.2 | 40.90
19.6 | 97.76
30.4 | 151.63
41.0 | 204.51
Source: Company reports

Non Operating Income (financing and extraordinary) was positive in 1998, totalling PTE 0.2 billion (EUR 1 million), comparing favourably with the loss of 0.8 billion (EUR 3.99 million) for the previous year. This improvement was largely due to the result of deferred taxes income posted in 1998 of about PTE 1.3 billion (EUR 6.48 million).

Pre-tax Income for 1998 amounted to PTE 28.8 billion (EUR 143.65 million), up 38.0% over the PTE 20.9 billion (EUR 104.25 million) returned in 1997, providing a margin on total operating revenues of 23.7% in 1998.

The Income Tax Provision amounted to PTE 9.4 billion (EUR 46.89 million), compared to the figure of PTE 7.6 billion (EUR 37.91 million) set aside in 1997, an increase of PTE 24.5%, lower, nevertheless, than the growth of pre-tax income. The effective tax rate was thus reduced from 36.3% to 32.7%, chiefly as a result of the tax deduction of part of Telechamada's accumulated losses for the years from 1993 to 1997, of the deferral to subsequent years of tax calculated on the Company's provisions and of the tax rebate covering previously incurred losses that only became deductible this year.

Net Income therefore stood at PTE 19.4 billion (EUR 96.77 million) equivalent to PTE 901 (EUR 4.49) per share, an increase of 45.7% over the figure of PTE 13.3 billion (EUR 66.34 million) returned in 1997 (PTE 618 or EUR 3.08 per share). The margin in relation to total operating revenues improved to 15.9% from the figure of 15.2% seen in 1997.

NET INCOME


20
15
10
5
0
-5
-10
(2.8) (13.97)
2.4 11.97
7.3 36.41
19.4 96.77
1993
1994
1995
1996
1997
1998

Source: Company reports

- The financial information presented in Euros results from the application of the fixed conversion rate of PTE 200.482 for EUR 1 (see chapter 11 Notes to the financial information presented in Euros)

10
Investment Policy

Telecel continued to invest heavily during 1998 so as to maintain the high quality of the service provided to its Customers, particularly through wider coverage and the increased capacity of its GSM cellular network.

The cumulative investment in fixed assets reached PTE 102.9 billion (EUR 513.26 million) at the end of 1998. The annual capital expenditures amounted to PTE 27.6 billion (EUR 137.67 million), of which PTE 20.5 billion (EUR 102.25 million) were spent in the development of the network. In comparison with 1997, these figures are up by 44.4% and 44.2% respectively.



ANNUAL CAPITAL EXPENDITURES
30
25
20
15
10
5
0
4.7
11.3
56.36
19.1
95.27
27.6
137.67
1993
1994
1995
1996
1997
1998
Source: Company reports

In addition to the 1998 investment referred to above, Telecel recorded a sum of about PTE 2.5 billion or EUR 12.47 million for the year, in respect of fixed assets acquired by Telechamado up to December 31, 1997.

11
Financing Policy

As at December 31, 1998, the Company's Interest-bearing Liabilities stood at PTE 18.0 billion (EUR 89.78 million), compared to the figure of PTE 13.8 billion (EUR 68.83 million) seen in December 31, 1997. The additional financing requirements in 1998 chiefly arose from the distribution of dividends by the Company to its Shareholders, from the payments on account of corporate income tax made during 1998 and from the heavy investment policy implemented to provide our Customers with a high quality service.

As at December 31, 1998, Interest-bearing Liabilities consisted of a bond loan to the sum of PTE 2.5 billion (EUR 12.47 million), two Commercial Paper issues totalling PTE 5.0 billion (EUR 24.94 million) and short-term loans totalling PTE 10.5 billion (EUR 52.37 million). The 1995 bond loan to the sum of PTE 5.0 billion (EUR 24.94 million) and the 1994 Series B bond loan to the sum of PTE 2.5 billion (EUR 12.47 million) were amortised in August 1998. Series A of the 1994 bond loan will be amortised in February 1999.

INTEREST-BEARING LIABILITIES



20
15
10
5
0
6.2 | 30.97
10.5 | 52.37
17.5 | 87.29
15.9 | 79.31
13.8 | 68.83
18.0 | 89.78
1993
1994
1995
1996
1997
1998
Source: Company reports

12
Distribution of Results

Taking into account the 1999 operating plan and in the light of the Company's debt capacity, the management proposes the following distribution of the 1998 net income, for a total amount of PTE 19.4 billion, (EUR 96.77 million):

Reinforcement of the Legal Reserve: 5% of net income, or PTE 1.0 billion (EUR 4.99 million);

Distribution of Dividends: PTE 450 (EUR 2.24) per share, or PTE 9.7 billion (EUR 48.38 million);

Free Reserves: the remaining PTE 8.7 billion (EUR 43.40 million). The Board of Management also proposed the transfer from retained earnings to free reserves of the amount of PTE 6.4 billion (EUR 31.92 million).

This proposal only covers the 1998 results and will therefore be reconsidered on an annual basis. Interim distributions will also be considered should circumstances so justify.

13
Outlook for 1999

Since Telecel came into the market, towards the end of 1992, there has been a large degree of competitiveness, clearly observed by the high penetration rate now seen in Portugal.

The competition may well increase even further during 1999 as a result, *inter alia*, of the third operator that joined the market in September of 1998.

The number of cellular service Customers is expected to continue to grow during the coming year and it is even possible that, by the end of 1999, Portugal will become one of the world's first countries in which the rate of penetration of this service exceeds that of the fixed wire service.

The operators, and Telecel in particular, will continue to provide the market with innovative services during 1999, also arising from the progressive technological improvements to the GSM standard.

In the coming year, Telecel will not only seek to continue to increase its Customer base but also to extend the range of telecommunication services to new areas, giving even greater satisfaction to the communications requirements of its Customers.

Given the new business areas into which the Company is to move and the increased coverage and quality of the cellular network, capital expenditures in 1999 can be expected to be higher than in 1998.

During the year the Company's management and all the staff will continue to make their very best efforts to achieve a growth of the Company's revenue, operating cash flow and net income.

14
Closing Remarks

Telecel constitutes a benchmark in the international cellular business and is one of the most important companies operating in telecommunications in Portugal. It has been able to develop the necessary competences to make its mark in this market. In terms of service revenues it is the second largest telecommunications operator and the largest mobile operator in Portugal. It is also among the largest, most profitable and prestigious companies in Portugal.

The Company is well prepared and is in a good position to face the challenges and to take advantage of the opportunities provided by the telecommunications industry, and it is focusing on continuing to be one of the main engines of the development of the market and on contributing to the economic development of portuguese society.

15
Acknowledgements

As in previous years, **Telecel** once again reached in 1998 the very ambitious targets set up in its plan. We believe that in 1999, despite the existing challenges and uncertainties, the Company will continue to progress favourably. We should like to close by extending our thanks:

To our **Customers**, who permanently help us with their remarks and suggestions and whose needs we shall always endeavour to satisfy to the best of our ability.

To our **Staff**, for what we have already achieved is the direct result of their efforts: without them it would not have been possible to implement, in such a short time frame, one of the most dynamic portuguese companies, with a very high quality of service and with an appreciable size and profitability.

To our **Distributors and Suppliers**, who have been able to meet our needs, thus taking part in the implementation of our ambitious project.

To our **Shareholders**, who have always lent us all the necessary support and guidance and whose continued trust we hope to continue to warrant.

To the **Public and Governmental Entities**, that have endeavoured to understand our problems and expectations through dialogue with the Company.

And lastly a special word of thanks to the members of our corporate bodies: **the General Council, the Official and Independent Auditors and the Board of the General Assembly.**

Lisbon, February 25, 1999

THE BOARD OF MANAGEMENT
António Rui de Lacerda Carrapatoso (President)
António Vaz Branco
António Manuel da Costa Coimbra
Ian Thomas Johnson
Nuno J. F. S. de Oliveira Silvério Marques



3. Independent Accountant's Opinion and Other Legal Notices

TELECEL - COMUNICAÇÕES PESSOAIS, S.A. REPORT AND ACCOUNTS 1998

01

General Council
Activity Report - 1998

To the Shareholders of Telecel - Comunicações Pessoais, S.A.,

Pursuant to the law and to the Articles of Association, the General Council periodically held meetings during 1998 with a view to monitoring and accompanying the activity of the Board of Management and of the Company in general.

In December the General Council re-appointed the Board of Management members for the 1999 to 2001 term of office, expressing its recognition for the excellent performance revealed by the latter in the management of the Company's business and its praise for the work carried on. The General Council likewise expresses to Mr. Francisco Riechmann, Ms. Barbara Riker, Mr. Edward Salas and Mr. Terry Kramer its recognition for their valuable contribution, as members of the General Council, to the success of the Company. The Council also welcomes its new members, Ms. Adriana Nugter, Mr. Diogo Vaz Guedes, Mr. Roberto Carneiro, Mr. Thomas Krebs and Mr. Tomas Isaksson, and is sure that it will be able to count on their indispensable support in the performance of its duties.

At the beginning of the year the Council approved the Budget and Business Plan for 1998 covering the Company's activity during the year in question.

In March, the Council approved the Management Report and Financial Statements and the Notes thereto in respect of 1997, as well as the General Council Activity Report which was submitted to the General Shareholders Meeting for appraisal and duly approved.

At the proposal of the Management, the General Council approved the increase of the Investment Budget for 1998 with a view to meeting the sharp growth both of the Customer base and of the traffic generated.

In December the Council approved the Budget and the Business Plan for 1999.

Having approved the Management Report and Accounts submitted by the Board of Management in respect of the 1998 financial year, which show a net income of PTE 19,374,227 million (EUR 96,638,237), the General Council subscribes to the proposal made by the Board of Management to the effect that a dividend be distributed in the sum of PTE 450 (EUR 2.24) per share.

The Council is pleased to note the Company's ongoing dynamism during 1998, seen both in the enlargement and consolidation of its Infrastructures and in the growth of its Customer base, as well as in the improved quality of its services, allowing the Company to reach the objectives that had been established.

March 3rd, 1999
Lisbon, Portugal

The General Council

02
Stock Trading Activity by Management Board and General Council Members

GENERAL COUNCIL	Held at December 31, 1997		Acquired in 1998		Sold in 1998		Balance as at December 31, 1998	
	Shares	Bonds	Shares	Bonds	Shares	Bonds	Shares	Bonds
MEMBERS								
AirTouch Europa B.V.	10,941,407	-	-	-	-	-	10,941,107	-
Vernon H. L.Tyerman	-	-	-	-	-	-	-	-
Adriana Nugter	-	-	-	-	-	-	-	-
Diogo Alves Diniz Vaz Guedes	-	-	-	-	-	-	-	-
Jeffrey David Clark	-	-	-	-	-	-	-	-
Roberto Artur da Luz Carneiro	-	-	-	-	-	-	-	-
Thomas Edward Krebs	-	-	-	-	-	-	-	-
Tomas Isaksson	-	-	-	-	-	-	-	-

BOARD OF MANAGEMENT	Held at December 31, 1997		Acquired in 1998		Sold in 1998		Balance as at December 31, 1998	
	Shares	Bonds	Shares	Bonds	Shares	Bonds	Shares	Bonds
MEMBERS								
António Carrapatoso	880	-	11,600	-	11,480	-	1,000	-
António Vaz Branco	600	-	4,000	-	4,200	-	400	-
António Coimbra	600	-	5,000	-	5,200	-	400	-
Ian Thomas Johnson	-	-	-	-	-	-	-	-
Nuno Silvério Marques	600	-	4,000	-	4,200	-	400	-

ANTÓNIO CARRAPATOSO

On January 2, 1997, he was given a stock option to acquire from Telecel up to 35,000 shares at a price of PTE 7,950 (EUR 39.65) each under the Stock Option Plan approved by the General Council Compensation Committee. Under the referred plan, acquired, at PTE 7,950 (EUR 39.65), 4,500 shares on February 13, 1998, 4,500 shares on February 17, 1998 and 2,600 on April 21, 1998. Sold 600 shares on February 4, 1998 at PTE 25,605 (EUR 127.72), 200 shares February 5, 1998 at PTE 25,699 (EUR 128.19), 80 shares on February 6, 1998 at PTE 25,339 (EUR 126.39), 4,000 shares on February 13, 1998 at PTE 22,510 (EUR 112.28), 4,000 shares on February 17, 1998 at PTE 24,325 (EUR 121.33) and 2,600 shares on April 21, 1998 at PTE 36,001 (EUR 179.57).

On 15 December 1998 he was given a stock option to acquire from Telecel up to 4,200 shares at a price of PTE 35,020 (EUR 174.68).

ANTÓNIO VAZ BRANCO

On January 2, 1997, he was given a stock option to acquire from Telecel up to 12,500 shares at a price of PTE 7,950 (EUR 39.65) each under the Stock Option Plan approved by the General Council Compensation Committee. Under the referred plan, acquired, at PTE 7,950 (EUR 39.65), 1,700 shares on February 13, 1998, 1,700 shares on February 17, 1998 and 600 shares on Abril 21, 1998. Sold 1,500 shares on February 13, 1998 at PTE 22,510 (EUR 112.28), 1,500 shares on February 17, 1998 at PTE 24,325 (EUR 121.33), 600 shares on Abril 21, 1998 at PTE 36,001 (EUR 179.57) and 600 shares on April 22, 1998 at PTE 37,001 (EUR 184.56).

On 15 December 1998 he was given a stock option to acquire from Telecel up to 1,700 shares at a price of PTE 35,020 (EUR 174.68).

ANTONIO COIMBRA

On January 2, 1997, he was given a stock option to acquire from Telecel up to 15,000 shares at a price of PTE 7,950 (EUR 39.65) each under the Stock Option Plan approved by the General Council Compensation Committee. Under the referred plan, acquired, at PTE 7,950 (EUR 39.65), 1,700 shares on February 13, 1998, 1,700 shares on February 17, 1998 and 1,600 shares on April 21, 1998. Sold 600 shares on February 4, 1998 at PTE 24,900 (EUR 124.20), 1,500 shares on February 13, 1998 at PTE 22,510 (EUR 112.28), 1,500 shares on February 17, 1998 at PTE 24,325 (EUR 121.33) and 1,600 shares on April 21, 1998 at PTE 36,001 (EUR 179.57).

On 15 December 1998 he was given a stock option to acquire from Telecel up to 2,000 shares at a price of PTE 35,020 (EUR 174.68).

IAN THOMAS JOHNSON

He replaced Wayne James Ross in November 1998. He holds no Telecel shares and is not covered by the Stock Option Plan approved in 1998.

NUNO SILVÉRIO MARQUES

On January 2, 1997, he was given a stock option to acquire from Telecel up to 12,500 shares at a price of PTE 7,950 (EUR 39.65) each under the Stock Option Plan approved by the General Council Compensation Committee. Under the referred plan, acquired at PTE 7,950 (EUR 39.65), 1,700 shares on February 13, 1998, 1,700 shares on February 17, 1998 and 600 shares on April 21, 1998. Sold 600 shares on February 3, 1998 at PTE 24,500 (EUR 122.21), 1,500 shares on February 13, 1998 at PTE 22,510 (EUR 112.28), 1,500 shares on February 17, 1998 at PTE 24,325 (EUR 121.33) and 600 shares on April 21, 1998 at PTE 36,001 (EUR 179.57).

On 15 December 1998 he was given a stock option to acquire from Telecel up to 1,700 shares at a price of PTE 35,020 (EUR 174.68).

CHARTERED ACCOUNTANT

Amável Calhau, Ribeiro da Cunha e Associados holds no Company shares or bonds.

José Maria Ribeiro da Cunha holds no Company shares or bonds.

03
Extract from the Minutes of the **Telecel** General Council Meeting

(...)

2. Approval of the 1998 Board of Management Report and Financial Statements, including the proposal for the distribution of results

Mr. Carrapatoso, *President of the Board of Management*, presented the Board of Management Report and the Financial Statements for the year of 1998 and explained the main events of the year as well as a summary of the contents of the Report.

Mr. Carrapatoso informed the General Council members that Mr. José Maria Ribeiro da Cunha from the Chartered Account firm "Amável Calhau, Ribeiro da Cunha e Associados" justified his absence and required Mr. Carrapatoso, according to what he has already expressed in his Legal Certification Report, to reiterate to the General Council his favorable opinion of the 1998 accounts considering that the audited Financial Statements present in a true and appropriate manner, in all material respects, **Telecel**'s financial position as of December 31, 1998.

As there were no comments namely on Section 12 of the Board of Management Report - Distribution of Results, the Legal Certification of the Accounts and the Report from the External Auditor, Mr. Tyerman requested the Council to vote its approval for the Board of Management Report and the Financial Statements for the year of 1998. They were approved by unanimous vote.

(...)

March 3rd, 1999
Lisbon, Portugal

04

Report of Independent Accountants

To the Shareholders and the Management Board of Telecel - Comunicações Pessoais, S.A.

1. We have audited the accompanying balance sheet of Telecel - Comunicações Pessoais, S.A. (the "Company") as of December 31, 1998, and the related statements of operations, changes in Shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was performed in accordance with generally accepted auditing standards in Portugal, which are substantially consistent with those in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and the results of its operations, changes in Shareholders' equity, and cash flows for the year then ended, in conformity with generally accepted accounting principles in Portugal.

4. The accounting practices of the Company used in preparing the accompanying financial statements, which conform with generally accepted accounting principles in Portugal (see Note 1 b)), do not necessarily conform with accounting principles generally accepted in the United States of America. A description of the significant differences between these two sets of accounting principles, and the effect of these differences on net income and Shareholders' equity, are set forth in Notes 22 and 23 of the accompanying Notes to the Financial Statements.

PricewaterhouseCoopers

March 2nd, 1999
Lisbon, Portugal







4. Financial Statements

4. Financial Statements

TELECEL · COMUNICAÇÕES PESSOAIS, S.A. REPORT AND ACCOUNTS 1998





01

Notes to the Financial Information Presented in Euros

The financial information presented in Euros in this report is covered by Accounting Directive nº 21 in respect of the book entries of the effects of the Euro, approved on October 29, 1997, by the Accounting Standards Committee, and by the Recommendations of the Securities Exchange Commission with regard to the Financial Information Provided by Issuer Entities.

For accounting purposes, Telecel's base currency is the Escudo. Financial information expressed in Euros in the report and financial statements, in respect of 1998 and of previous financial years, is provided merely for reader convenience and is based on the fixed conversion rate of PTE 200.482 to EUR 1.

The values expressed in Euros are the direct result of the application, on a line-by-line basis, of the said rate and of the prevailing rounding rules. There may be small differences between the sums of converted partial figures and totals or between the ratios calculated before or after the conversion of the factors in question.

Translation to Euros of historic figures expressed in Escudos should be interpreted as indicative only and not as representing, or being able to represent, the values in Euros as at transactions dates.



Retained earnings	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total shareholders' equity	48,405,812	241,447	281,708	35,481,585	176,981	193,539
Total liabilities and shareholders' equity	99,375,406	495,682	578,336	72,641,853	362,336	396,235

(1) The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter 4.1 Notes to the financial information presented in Euros).
(2) US Dollar amounts translated at PTE 171.83 for US$ 1 at December 31, 1998, and PTE 183.33 for US$ 1 at December 31, 1997 (Note 1)
The accompanying notes are an integral part of these financial statements.

THE CHIEF ACCOUNTANT THE BOARD OF MANAGEMENT



02

Balance Sheet as of December 31, 1998

(Amounts in thousands of Portuguese Escudos, thousands of Euros and thousands of US Dollars)

	Notes	December 31, 1998 PTE	1998 EUR[1]	1998 US$[2]	1997 PTE	1997 EUR[1]	1997 US$[2]
ASSETS							
Cash and cash equivalents		128,595	641	748	257,042	1,282	1,402
Accounts receivable:							
Trade receivables, net	4	19,542,063	97,475	113,729	12,124,414	60,476	66,134
Taxes receivable	11	332,661	1,659	1,936	357,989	1,786	1,953
Other debtors		797,235	3,977	4,640	731,938	3,651	3,993
		20,671,959	103,111	120,305	13,214,341	65,913	72,080
Inventories, net	5	9,986,462	49,812	58,118	7,636,316	38,090	41,653
Prepaid expenses / Deferred costs	6	4,167,122	20,786	24,252	1,516,906	7,566	8,274
Total current assets		34,954,138	174,351	203,423	22,624,605	112,851	123,409
Investment in and loans to unconsolidated subsidiary Company					2,442,576	12,184	13,323
Fixed assets, net	7	62,536,418	311,930	363,944	45,545,599	227,180	248,435
Intangible assets, net	8	1,884,850	9,402	10,969	2,029,073	10,121	11,068
Total assets		99,375,406	495,682	578,336	72,641,853	362,336	396,235
LIABILITIES AND SHAREHOLDERS' EQUITY							
Current:							
Accounts and notes payable:							
Corporate bonds	9	2,500,000	12,470	14,549	7,500,000	37,410	40,910
Bank loans and overdrafts	10	15,536,312	77,495	90,417	3,780,926	18,859	20,624
Trade creditors		17,439,888	86,990	101,495	10,861,452	54,177	59,245
Taxes payable	11	4,935,915	24,620	28,726	5,053,183	25,205	27,563
Other creditors		396,794	1,979	2,309	396,769	1,979	2,164
Other provisions	12	2,259,426	11,270	13,149	664,939	3,317	3,627
Accrued expenses	6	3,586,591	17,890	20,873	3,659,993	18,256	19,964
Deferred income	6	4,314,668	21,521	25,110	2,742,006	13,682	14,962
Total current liabilities		50,969,594	254,235	296,628	34,660,268	172,885	189,059
Medium and long term:							
Corporate bonds	9				2,500,000	12,470	13,637
Total liabilities		50,969,594	254,235	296,628	37,160,268	185,355	202,696
Shareholders' equity:							
Common stock - at par value (21,500,000 shares authorized)	13	21,500,000	107,242	125,124	21,500,000	107,242	117,275

03
Statement of Operations for the Year Ended December 31, 1998

(Amounts in thousands of Portuguese Escudos, thousands of Euros and thousands of US Dollars)

	Notes	Year ended December 31, 1998 PTE	1998 EUR(1)	1998 US$(2)	1997 PTE	1997 EUR(1)	1997 US$(2)
Operating revenues:							
Wireless services		108,351,773	540,456	630,575	78,770,783	392,907	429,667
Sales of equipment and accessories		13,284,969	66,265	77,315	8,893,351	44,360	48,510
Total operating revenues		121,636,742	606,722	707,890	87,664,134	437,267	478,177
Operating expenses:							
Interconnection costs		(17,695,298)	(88,264)	(102,981)	(13,260,596)	(66,144)	(72,332)
Cost of equipment and accessories sold	14	(26,479,237)	(132,078)	(154,101)	(18,299,091)	(91,275)	(99,815)
Selling, general, administrative and other expenses		(25,630,432)	(127,844)	(149,162)	(17,267,947)	(86,132)	(94,190)
Wages and salaries		(7,601,445)	(37,916)	(44,238)	(4,816,565)	(24,025)	(26,273)
Depreciation and amortization		(12,194,659)	(60,827)	(70,969)	(8,987,320)	(44,829)	(49,023)
Provisions for bad debts, excess inventory and other items		(3,619,072)	(18,052)	(21,062)	(3,573,935)	(17,827)	(19,494)
Total operating expenses		(93,220,143)	(464,980)	(542,514)	(66,205,454)	(330,231)	(361,127)
Operating income		28,416,599	141,741	165,376	21,458,680	107,035	117,050
Other income (expense):							
Net loss of unconsolidated subsidiary					(299,124)	(1,492)	(1,632)
Interest and other income	15	706,911	3,526	4,114	541,182	2,699	2,952
Interest and other expense	16	(1,219,120)	(6,081)	(7,095)	(1,301,294)	(6,491)	(7,098)
Other non-operating income (expense)		(385,654)	(1,924)	(2,244)	462,197	2,305	2,521
Extraordinary income	17	1,270,000	6,335	7,391			
Income before income tax		28,788,736	143,598	167,542	20,861,641	104,057	113,793
Income tax provision	17	(9,414,509)	(46,959)	(54,790)	(7,564,856)	(37,733)	(41,264)
Net income		19,374,227	96,638	112,752	13,296,785	66,324	72,529

(1) The financial information presented in Euros is based on the fixed conversion rate of PTE 200.482 to EUR 1 (see chapter 4.1 Notes to the financial information presented in Euros)
(2) US Dollar amounts translated at PTE 171.83 for US$ 1 for the year ended December 31, 1998, and PTE 183.33 for US$ 1 for the year ended December 31, 1997 (Note 1).
The accompanying notes are an integral part of these financial statements

THE CHIEF ACCOUNTANT

THE BOARD OF MANAGEMENT

04

Statement of Cash Flows for the Year Ended December 31, 1998

(Amounts in thousands of Portuguese Escudos, thousands of Euros and thousands of US Dollars)	Year ended December 31,					
	1998 PTE	1998 EUR[1]	1998 US$[2]	1997 PTE	1997 EUR[1]	1997 US$[2]
OPERATING ACTIVITIES:						
Received from clients	114,477,006	571,009	666,222	87,447,876	436,188	478,997
Payments to suppliers	(63,807,622)	(318,271)	(371,341)	(53,807,467)	(268,391)	(292,501)
Payments to employees	(7,280,570)	(36,315)	(42,371)	(4,687,414)	(23,381)	(25,568)
Payments related to income taxes	(9,973,134)	(49,746)	(58,041)	(7,518,881)	(37,504)	(41,013)
Other payments relating to operating activities, net	(2,508,052)	(12,510)	(14,596)	(964,102)	(4,809)	(5,258)
Cash flows from operating activities	30,907,628	154,167	179,873	20,470,012	102,104	111,657
INVESTING ACTIVITIES:						
Cash receipts resulting from:						
Tangible fixed assets	23,130	115	134	125,023	624	682
Interest and other income	706,912	3,526	4,114	541,182	2,699	2 952
	730,042	3,641	4,248	666,205	3,323	3,634
Payments relating to:						
Unconsolidated subsidiary				(1,075,900)	(5,367)	(5,869)
Fixed and intangible assets	(28,165,019)	(140,487)	(163,912)	(16,677,727)	(83,188)	(90,971)
	(28,165,019)	(140,487)	(163,912)	(17,753,627)	(88,555)	(96,840)
Cash flows from investing activities	(27,434,977)	(136,845)	(159,664)	(17,087,422)	(85,232)	(93,206)
FINANCING ACTIVITIES:						
Cash receipts resulting from:						
Short term borrowings	11,755,386	58,636	68,413			
Other financing activities						
	11,755,386	58,636	68,413			
Payments relating to:						
Corporate bonds	(7,500,000)	(37,410)	(43,648)	(2,108,033)	(10,515)	(11,499)
Interest and related expenses	(1,406,485)	(7,016)	(8,185)	(1,304,754)	(6,508)	(7,117)
Dividends	(6,450,000)	(32,172)	(37,537)			
	(15,356,485)	(76,598)	(89,370)	(3,412,787)	(17,023)	(18,616)
Cash flows from financing activities	(3,601,099)	(17,962)	(20,957)	(3,412,787)	(17,023)	(18,616)
Change in cash and cash equivalents	(128,447)	(641)	(748)	(30,197)	(151)	(165)
Notional exchange rate effect on cash and cash equivalents			94			(270)
Cash and cash equivalents at the beginning of the period	257,042	1,282	1,402	287,239	1,433	1,837
Cash and cash equivalents at the end of the period	128,595	641	748	257,042	1,282	1,402

05

Statement of Changes in Shareholder's Equity for the Year Ended December 31, 1998

(Amounts in thousands of Portuguese Escudos)

	Common stock	Reserves	Retained earnings
Balance at December 31, 1997	21,500,000	486,461	13,495,124
Dividends	0	0	(6,450,000)
Net Income for the year	0	0	19,374,227
Legal reserves	0	664,839	(664,839)
Balance at December 31, 1998	21,500,000	1,151,300	25,754,512

The accompanying notes are an integral part of these financial statements.

THE CHIEF ACCOUNTANT

THE BOARD OF MANAGEMENT






5
Notes to th
5. Notes to the Financi... ...ements





01

Notes to the Financial Statements for the Year Ended December 31, 1998

(All amounts expressed in thousands of Portuguese Escudos)

NOTE 1

DESCRIPTION OF THE COMPANY AND BASIS OF PRESENTATION

a) Description of the Company

Telecel - Comunicações Pessoais, S.A. ("Telecel" or "Company") was founded on May 15, 1991, and provides mobile telecommunication services under a 15 year license granted on October 18, 1991 by the Portuguese Government through the Portuguese Institute of Communications (ICP). This business activity of the Company is subject to the terms of this license.

Until December 31, 1997, Telechamada – Chamada de Pessoas, S.A., which provided paging services, was fully owned by Telecel. On December 18, 1998, Telechamada was merged into Telecel, the effective merger date being retrospectively applied to January 1, 1998. Thus, all assets and liabilities of the absorbed entity at that date were transferred to Telecel based on the related book value as at December 31, 1997.

As a result of the merger and following approval from the "Instituto de Comunicações de Portugal" (ICP) on October 27, 1998, the original 15 year license granted to Telechamada on April 29, 1992, to provide direct paging services, was transferred to Telecel. This new business activity of the Company is subject to the terms of this license.

b) Basis of presentation

The financial statements which are presented in Portuguese Escudos have been prepared from the accounting records of the Company and in accordance with generally accepted accounting principles in Portugal ("Portuguese GAAP"). However, as Portuguese GAAP differ in certain respects from generally accepted accounting principles in the United States of America ("US GAAP") the financial statements also include certain reclassifications and additional disclosures (see Note 24) in order to conform more closely to the form and content of financial statements prepared in accordance with US GAAP. A description of the major differences between the two sets of accounting principles as they relate to the Company and their effect on net income and Shareholders' equity are set forth in Notes 22 and 23.

The preparation of the financial statements in conformity with Portuguese GAAP, together with the reconciliation to US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

For accounting purposes, Telecel's functional currency is the Portuguese Escudo ("PTE"). The financial information included in these financial statements expressed in US Dollars ("US$") is provided solely for the convenience of readers, and is based on the rates of PTE 171.83 for US$ 1 as of and for the year ended December 31, 1998, and PTE 183.33 for US$ 1 as of and for the year ended December 31, 1997. Such convenience translations should not be construed as representative of PTE amounts that have been, could have been, or could in the future be, converted into US dollars at these or by any other rate of exchange.

NOTE 2

COMPARATIVE FIGURES

The amounts reported in 1998 are comparable in all significant aspects with those of preceding year, except for the changes in accounting policies referred to under notes 3 l), 3 m), 3 p), and 17.

Furthermore, as described in Note 1 a), during 1998 Telecel merged with Telechamada, the merger date being retrospectively applied to January 1, 1998 for accounting purposes. The financial statements for the year ended December 31, 1998 include the activity carried out by Telechamada in the year. However, the 1997 comparative amounts relating to the investment in Telechamada are shown using the equity method.

The following is a summary of Telechamada balance sheet as at January 1, 1998:

	Amount
ASSETS	
Intangible assets, net	421,080
Tangible assets, net	955,415
Inventories, net	148,617
Accounts receivable, net	398,205
Cash and cash equivalents	62,273
Accrued revenue	116,357
Deferred costs	842,389
Total assets	2,944,336
NET EQUITY	
Share capital	1,600,000
Supplementary paid in capital	3,000,000
Retained earnings	(1,863,934)
Loss for the year	(299,310)
	2,436,756
LIABILITIES	
Accounts payable	353,435
Accrued liabilities	107,782
Deferred income	46,363
	507,580
Total Shareholders' equity and liabilities	2,944,336

The following is a summary of Telechamada's income statement for the year ended December 31, 1997:

	Amount
EXPENSES	
Cost of goods sold and interconnection costs	1,116,701
Wages and salaries	520,317
Depreciation and amortisation	422,213
Other operating expenses	90,786
Interest and other expenses	14,443
Extraordinary losses	4,792
Loss for the year	(299,310)
	1,869,442
REVENUES	
Sales and interconnection revenue	1,851,834
Other income	10,509
Interest and other income	2,780
Extraordinary gains	4,319
	1,869,442

The effect of the merger on Telecel's corporate income tax is shown under Notes 3 l) and 17.

NOTE 3

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Cash equivalents

Cash equivalents are short-term, highly liquid investments with maturities of 90 days or less from the date of purchase.

b) Concentration of credit risk and allowance for doubtful accounts

Financial assets that potentially subject the Company to concentrations of credit risk are trade receivables. Due to the large volume and diversity of the Company's Customer base, concentrations of credit risk with respect to trade receivables are limited. The provision for doubtful accounts receivable is stated at the amount considered necessary to cover potential risks in the collection of accounts receivable balances.

c) Inventories

Inventories are stated at the lower of cost or net realisable value. The cost is determined using the average weighted cost method.

d) Accrued expenses and income, prepaid expenses and deferred income

Accrued expenses and income include expenses and revenues accrued in the current reporting period which will be paid or received in subsequent reporting periods. Prepaid expenses and deferred income include expenses paid and revenues billed, which will be recognised as expenses and income in subsequent reporting periods.

e) Fixed assets

Fixed assets are stated at cost. Recurring maintenance and repair costs are charged as an expense in the period incurred. Significant enhancements and improvements are capitalised. Fixed assets are depreciated either on a progressive or straight line basis; on the latter basis rates are defined in current portuguese tax legislation and approximate the useful lives of the related assets as follows:

Buildings and other related improvements	10 to 50 years
Mobile telephone plant and equipment	6 to 10 years
Network software	3 years
Other equipment and furniture	3 to 10 years

Depreciation of fixed assets which relate to the Company's cellular network (except network software, see below) acquired from inception through to December 31, 1995 is based on progressive rates. Under the Company's original methodology, cellular network fixed assets acquired after January 1, 1997, were to be depreciated on a straight line basis over the estimated useful life of the related assets. However, on December 31, 1995, the number of the Company's Customers and operational base stations had already reached the anticipated December 31, 1996 levels. Accordingly, the Company adopted the straight line basis with effect from January 1, 1996 for all network related fixed asset additions made subsequent to December 31, 1995.

As a result of the continuous technological changes in network software, management revised, with effect from January 1, 1996, the estimated useful life of network software from 6 to 3 years. Accordingly, all acquisitions subsequent to December 31, 1995, are depreciated over 3 years applying the straight line method, and depreciation rates for network software at December 31, 1995, have been revised prospectively.

f) Intangible assets

Intangible assets are recorded at cost and consist principally of the following capitalised costs and expenses: operating expenses incurred during the Company's start-up period (up to October 1992), expenses related to the development of the network, costs related to the submission of the tender for a license to operate as a mobile telecommunications operator, and expenses which are directly related to the development of the Company's commercial operations. Intangible assets also include payments made to a supplier to extend the initial warranty period for certain network equipment.

The amortisation policy is related to the nature of the costs incurred, as follows:

- The tender costs are amortised on a straight line basis over the period of the license (15 years).
- The remaining intangible assets are amortised on a straight line basis, over 3 or 5 years depending on their nature, commencing from the date on which the costs are incurred.

g) Financial leasing

Assets acquired under finance lease contracts are accounted for as fixed assets, and the obligations under the finance leases, which correspond to the present value of the lease payments, are recorded as a liability.

h) Transactions in foreign currency

Transactions in foreign currencies are converted into Portuguese Escudos at the prevailing exchange rate on the date of the transaction or at the contract rate where a specific hedge is in place. Receivables and payables at the year end denominated in foreign currencies are adjusted to reflect exchange rates prevailing at the balance sheet date and adjustments recognised in the statement of operations.

i) Recognition of revenues and expenses

Revenues and expenses are recorded on an accruals basis.

Revenues for wireless services are recognised when earned. Part of these services are billed on a monthly basis throughout the month. Unbilled revenues from the date of the last billing cycle to the end of the month are estimated based on actual traffic and are accrued at the end of each month. Differences between estimated and actually billed revenues, which have not been significant, are recognised in the following period. Prepayment of wireless services not covered by the billing cycles (**Vitaminas**) is treated as deferred income and recognised as revenue as and when services are actually provided.

j) Customer acquisition costs

Direct costs of acquiring Customers under a contract to remain with the Company for a specific period of time are deferred and amortised over the period of the contract; alternatively, (when ownership of the handsets remains with the Company) handsets are accounted for as fixed assets and depreciated over its useful lives.

k) Promotional offerings (pagers)

Direct costs of acquiring Customers through promotional offerings of paging equipment are deferred and amortised over a period of 3 years. However, if the return on investment becomes negative, the Company creates a provision for the investment loss.

l) Income taxes

The Company is subject to income tax in accordance with portuguese income tax legislation. Until December 31, 1997, the Company did not account for deferred taxes. However, in accordance with the International Accounting Standard nº 12 (revised), which was adopted by the Company following implementation of the Portuguese Accounting Directive nº18 in 1998, deferred taxes are now provided for temporary differences arising from the recognition of income and expenses for financial reporting and for income tax purposes in different financial years.

m) Customer loyalty program

In 1998, the Company developed a bonus scheme for Customers based on the value of airtime usage, in which access points are awarded for various promotions. The bonus program was retroactively applied to airtime usage from June 30, 1997. The Company set up a provision for the related costs to be incurred based on the estimated volume of airtime points usage (Note 20).

n) Cash flow statement
The cash flow statement presents the cash flows of the Company as operating, investing and financing activities during the reporting period and cash and cash equivalents at the balance sheet date.
Cash flows from operating activities include collections from Clients, payments to suppliers, payments to personnel, and other collections and payments relating to operating activities. Cash flows from investing activities include the purchase and sale of property, plant and equipment (in 1997, also the investment in Telechamada). Cash flows from financing activities include borrowings and repayment of corporate bonds and bank loans, related interest and dividends paid.

o) Stock options plan
Liabilities related with the Stock Options Plan for Board members (Note 20) are accrued as expenses on a proportional basis, taking into consideration the period of time during which the options are vested. The accrual represents the difference between the market price of the related shares at December 31, and the corresponding amount the employee is required to pay under the Plan.

p) Pension scheme
In May 1998, Telecel has set up a defined contribution pension scheme covering all Employees including Board members (Note 21). Company's pension cost for the year is the amount effectively contributed to the Fund.

NOTE 4

TRADE RECEIVABLES

	1998	1997
Trade receivables from Customers	22,446,567	14,447,117
Unbilled revenues	5,748,334	4,446,364
	28,194,901	18,893,481
Allowance for the doubtful accounts	(8,652,838)	(6,769,067)
	19,542,063	12,124,414

Unbilled revenues include an amount of PTE 2,769 million (1997: PTE 2,202 million) of revenues billed to Portugal Telecom in the following year, relating to traffic in the last months of the financial year. In 1998 the allowance for doubtful accounts includes PTE 151 million relating to the opening balance from Telechamada.

NOTE 5

INVENTORIES

	1998	1997
Equipment and accessories, at cost	10,973,692	8,233,529
Reserve for devaluation of equipment and accessories	(987,230)	(597,213)
	9,986,462	7,636,316

NOTE 6

PREPAID EXPENSES / DEFERRED COSTS AND ACCRUED EXPENSES / DEFERRED INCOME

	1998	1997
Prepaid Expenses/Deferred Costs		
Rent	216,759	325,335
Insurance	49,100	63,401
Interest and related costs on commercial paper and debentures	49,343	20,197
Other prepaid expenses	232,422	139,330
	547,624	548,263
Deferred income tax (Notes 3 l) and 17)	1,481,358	0
Deferred Customer acquisition costs, net (Notes 3 j) and 14)	1,624,146	968,643
Deferred promotional offerings costs, net (Note 3 k))	513,994	0
	4,167,122	1,516,906
Accrued Expenses		
Salaries payable	1,209,657	888,783
Financial charges	47,170	205,391
Interconnection costs	1,023,080	940,987
Commissions payable	443,019	729,524
Rental charges for the lines	348,175	265,782
Other	515,490	629,526
	3,586,591	3,659,993
Deferred Income		
Prepaid wireless services and access fees	4,314,668	2,743,006

NOTE 7

FIXED ASSETS

	December 31, 1998	December 31, 1997
Cost		
Land	648,724	569,559
Buildings and other constructions	11,074,872	8,865,160
Plant and machinery	57,787,405	39,338,484
Transportation equipment	1,294,010	873,482
Tools and other equipment	2,818,694	1,948,410
Administrative equipment	14,551,344	10,904,595
Other assets	11,387	8,805
Construction in progress	4,614,276	1,721,206
	92,800,712	64,229,701
Accumulated depreciation		
Buildings and other constructions	(2,178,354)	(1,526,618)
Plant and machinery	(17,623,642)	(10,308,227)
Transportation equipment	(724,449)	(146,991)
Tools and other equipment	(1,233,547)	(706,244)
Administrative equipment	(8,495,491)	(5,794,583)
Other assets	(8,811)	(1,439)
	(30,264,294)	(18,684,102)
	62,536,418	45,545,599

Both cost and accumulated depreciation include the opening balances from Telechamada amounting to PTE 1,578 million and PTE 626 million, respectively.

NOTE 8

INTANGIBLE ASSETS

	December 31, 1998	December 31, 1997
Start-up costs:		
Start-up expenses	2,276,693	1,556,561
Tender study	278,582	278,582
Capital stock issuance expenses	279,445	261,707
Network development and set up studies (a)	1,701,135	4,302,074
Other start-up expenses (b)	1,360,737	1,110,928
	5,896,592	7,509,852
Accumulated amortisation	(4,880,897)	(5,921,844)
	1,015,695	1,588,008
Research and development expenses	3,942,189	788,117
Accumulated amortisation	(3,287,399)	(549,358)
	654,790	238,759
Intellectual property and other rights:		
Brand registrations	127,414	69,863
Accumulated amortisation	(2,529)	(1,012)
	124,885	68,851
Work in Progress	89,480	133,455
	1,884,850	2,029,073

Both cost and accumulated depreciation include the opening balances from Telechamada amounting to PTE 927 million and PTE 506 million, respectively.

(a) A significant amount and the respective accumulated depreciation was reclassified from this caption to Research and development expenses.

(b) Represent mainly costs of incorporation, promotion and expansion of the Company.

NOTE 9

CORPORATE BONDS

Description	Subscription Date	Principal Amount	Interest Rate	Subscription Value	Maturity Date
1994 Debentures Series A	18.08.1994	2,500,000	Lisbor+0.375%	2,500,000	18.08.1999

The issuance of the 1994 Debentures was jointly led by Caixa Geral de Depósitos and Banco Nacional Ultramarino. The issuance was underwritten by banking syndicates. The 1994 Debentures commenced trading on the secondary market of the Lisbon Stock Exchange on February 2, 1995.

Interest on all Debentures is paid in arrears bi-annually. Interest coupon payments on the 1994 Series Debentures are due on February 18 and August 18.

Under the terms of the Debentures, in the event of default, the bond holders have recourse only to the revenues of the Company.

The fair value of the Debentures approximates the carrying value. Fair value is based on quoted market prices.

During 1998, the Company has repaid all 1994 Series B Debentures amounting to PTE 2,500,000 thousand and also the 1995 Debentures amounting to PTE 5,000,000 thousand.

NOTE 10

COMMERCIAL PAPER

At December 31, 1998 short-term bank loans include PTE 5,000,000 thousand which correspond to the issuance of commercial paper. The commercial paper program is renewable annually with the consent of the banking syndicate.

The fair value of short-term bank loans and overdrafts approximates the carrying value.

NOTE 11

TAXES RECEIVABLE AND PAYABLE

These financial statement captions include the following:

	1998		1997	
	Receivable	Payable	Receivable	Payable
Value added tax (VAT)	332,661	437,570	357,989	278,531
Social security		123,138		88,064
Withholding tax		101,208		67,827
Income tax (IRC)		4,246,402		4,601,204
Other taxes		27,597		17,555
	332,661	4,935,915	357,989	5,053,183

The value added tax (VAT) payable relates to the tax payable to the Portuguese State, whereas the VAT receivable relates to tax payments made to foreign entities and recoverable by Telecel directly from foreign tax authorities.

NOTE 12

OTHER PROVISIONS

Opening balance	Net increase/(decrease)	Closing balance
664,439	1,594,987	2,259,426

Other provisions include mainly the following: (i) PTE 1,133 million (1997: PTE 334 million) relating to stock options (see Note 20), (ii) PTE 327 million to cover estimated costs relating to the Customer loyalty program (see Note 3 m)), and (iii) PTE 393 million corresponding to the estimated investment loss on promotional offerings to paging Customers (see Note 3 k)).

NOTE 13

CAPITAL STOCK

The capital stock of the Company is represented by 21,500,000 common shares with a nominal value of PTE 1,000 each.

	1998		1997	
	Value	%	Value	%
AirTouch Europe, BV	10,941,107	50.89	10,941,107	50.69
Other Shareholders	10,558,893	49.11	10,558,893	49.11
	21,500,000	100.00	21,500,000	100.00

As a result of changes made to the Articles of Association at the Shareholders' general meeting of November 14, 1996, the Board of Management is allowed to increase the stock capital up to a maximum amount of PTE 50,000 million, in one or more phases, subject to the approval of the General Council.

NOTE 14

COST OF EQUIPMENT AND ACCESSORIES SOLD

Cost of equipment and accessories sold was determined as follows:

	1998	1997
Opening inventory	8,233,529	2,734,773
Purchases	34,920,874	26,032,113
Transfers to fixed assets	(636,799)	(857,271)
Inventory adjustments	(7,064,675)	(1,376,945)
Closing inventory	(10,973,692)	(8,233,529)
	24,479,237	18,299,091

Inventory adjustments include the following:

	1998	1997
Offers	214,298	168,673
Internal consumption	520,201	239,629
Customer acquisition costs, net of amortisation (see Notes 3 j) and 6)	1,330,176	968,643
	2,064,675	1,376,945

NOTE 15

INTEREST AND OTHER INCOME

	1998	1997
Interest receivable	139,962	101,006
Exchange gains	131,344	109,819
Discounts received for prompt payment	435,310	330,233
Other financial income	295	124
	706,911	541,182

NOTE 16

INTEREST AND OTHER EXPENSE

	1998	1997
Interest payable	532,186	749,843
Exchange losses	110,974	204,968
Other financial costs	575,960	346,483
	1,219,120	1,301,294

NOTE 17

INCOME TAXES

The Company's tax situation is subject to inspection and possible adjustment by the Tax Administration for a period of 5 years. Accordingly, tax returns since 1994 can still be reviewed. The Board of Management does not expect any significant adjustments to be made to tax returns.

By virtue of the merger with **Telechamada**, Telecel obtained authorisation from the Ministry of Finance to deduct losses brought forward amounting to some PTE 1,900 million from its taxable income, as long as in any one year the deduction is not greater than 4% of taxable income.

In 1998, the effective income tax rate is 32.7% (1997: 36.3%) which is lower than the statutory rate of 37.4%, mainly due to the utilisation of **Telechamada** tax losses brought forward, tax incentives relating to investments, and also due to deferred taxes. In 1998, the corporate income tax charge, amounting to PTE 9,414 million, is net of deferred tax of PTE 211 million for arising in the current year. The deferred tax assets relating to prior years amounting to PTE 1,270 million were recorded as extraordinary income in the year. The temporary differences which gave rise to deferred taxes are as follows:

	Balance at December 31, 1998		Relating to Prior Years	
	Temporary Differences	Deferred Tax Assets	Temporary Differences	Deferred Tax Assets
Doubtful accounts provision	596,000	213,000	1,436,000	537,000
Other provisions	1,246,000	466,000	335,000	125,000
Depreciation	980,000	367,000	1,327,000	496,000
Accrued expenses	522,000	195,000	300,000	112,000
Tax losses from Telechamada carried forward	616,000	230,000	0	0
	3,960,000	1,481,000	3,398,000	1,270,000

NOTE 18

TRANSACTIONS WITH SHAREHOLDERS AND AFFILIATES

Main transactions with Telecel's major Shareholder's affiliates are as follows:

COMPANY	Transactions Value 1998		Transactions Value 1997		Balance at 31.12.1998		Balance at 31.12.1997	
	Income	Cost	Income	Cost	Receivable	Payable	Receivable	Payable
AirTouch International affiliates	49,011	266,608	136,259	232,351		54,862	33,945	

NOTE 19

CONTINGENCIES

The procedures adopted by the Company in connection with the acquisition and activation of a significant portion of its Customers can give rise to liabilities which, depending on legal interpretation, can be estimated to be between PTE 1,800 million and PTE 2,300 million as at December 31, 1998 (1997: PTE 1,400 million and PTE 1,800 million).
Management has taken the position, based on legal advice received, that no provision should be made in the financial statements.

NOTE 20

STOCK OPTIONS PLAN

In January 1997, the Company established a Stock Options Plan for Board members. Under this Plan, the Company granted a total of 75,000 options, an option entitlement of 25,000 vesting each year at December 31, 1997, 1998 and 1999. The right to exercise the options terminates in the year 2004. The exercise price is PTE 7,950 per share. The balance sheet at December 31, 1998, includes a provision of PTE 1,133 million (1997: PTE 334 million), which corresponds to the difference between the amount the Board members are required to pay to exercise the vested rights at that date and either the market value or the actual acquisition cost of the related shares.
During the year the Board members exercised 24,600 options, which resulted in a cost of PTE 268 million net of part of the provision brought forward (PTE 180 million). Additionally, the Company charged PTE 979 million to income relating to the increase of the provision for vested benefits in the year (see Note 3 o)).
Additionally, on December 15, 1998 the Company has approved a second Stock Options Plan for Board members granting an additional 9,600 options at an exercice price of PTE 35,020 per share; an option entitlement of 3,200 vests each year at December 31, 1999, 2000 and 2001. The right to exercise the options terminates in the year 2005.

NOTE 21

COMPLEMENTARY PENSION SCHEME

During its December 1997 meeting, the Company's General Council has approved a complementary pension scheme (Defined Contribution) covering all the Employees with more than one year of service, including Board members.
At May 1, 1998, **Telecel** has set up the aforementioned scheme which is funded by both the Company and its Employees.
In accordance with the terms of the plan, the Company is committed to make contributions equivalent to between 1% and 5.75% of the annual salary of each Employee, depending on both the percentage of the Employee's own contribution and his/her age.
In 1998 the contribution made by the Company amounted to PTE 65 million and it was accounted for as a payroll cost.
Employee contributions are vested benefits upon payment; if an Employee decides to leave the Company before the normal retirement age (65) contributions made by the Company become also vested benefits; however, the percentage of the Company's contribution which becomes vested benefit depends on the Employee's time of service, as follows:

Employee's time of service	>1<3 years	≥3<5 years	≥5<8 years	≥8<10 years	≥10 years
% of vested benefit	10	25	50	80	100

The Pension fund is managed by an independent fund management company.

NOTE 22

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY (PORTUGUESE GAAP) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (US GAAP)

The Company's financial statements have been prepared in accordance with Portuguese GAAP which differ in certain respects from US GAAP.
The effects of the differences are reflected in the reconciliation provided in Note 23 and arise from items discussed in the following paragraphs:

i) Costs related to issuance of capital stock
Under Portuguese GAAP costs related to the issuance of capital stock are deferred and amortised over a period of five years whereas, under US GAAP, such costs are recorded as a reduction of the proceeds and, thus, reduce the shareholders' equity.

ii) Other intangible assets

Under Portuguese GAAP certain costs directly related to the development of the Company's operations incurred during the start-up stage, expenses related to technical support for the development and improvement of the network incurred up to December 31, 1995, and research and development costs could be and were capitalised as intangible assets and are amortised over 3 or 5 years. Under US GAAP, these costs are expensed in the period in which they are incurred.

iii) Depreciation

Under Portuguese GAAP costs and expenses incurred relating to the development of the network may be and were capitalised as intangible assets and are amortised over 5 years. Under US GAAP, these costs and expenses are recorded as fixed assets and depreciated over 8 years. Additionally, under Portuguese GAAP the Company depreciates its network fixed assets (other than network software) acquired up to December 31, 1995, using progressive rates. Under US GAAP, depreciation is generally recognised on a straight line basis over the estimated useful life of the related asset commencing when the asset is first placed in service.

iv) Income taxes

Until December 31, 1997, under Portuguese GAAP, the annual income tax provision was based on the estimated current income tax liability applicable to the current year's earnings. When income and expense recognition for income tax reporting purposes did not occur in the same period as income and expense recognition for financial reporting purposes, the resulting temporary differences were not considered in the computation of income tax expense for the period. However since 1998 deferred taxes are provided for temporary differences arising both in 1998 and prior years from the recognition of income and expenses for financial and income tax reporting purposes in different financial years.

Under US GAAP the liability method is used to calculate the income tax provision. Under the liability method, deferred tax assets or liabilities are recognised for differences between the financial reporting and tax reporting bases of assets and liabilities at each reporting date. Thus, since 1998 deferred tax adjustments relate to temporary differences arising from US GAAP adjustments only.

v) Investment in Telechamada

Under Portuguese GAAP, until 1997 the Company's investment in Telechamada was recorded using the equity method, where as under US GAAP, subsidiary's accounts were adjusted and then fully consolidated.

vi) Stock options plan

Under Portuguese GAAP, liabilities related with the Stock Options Plan for Board members (Note 20) are accrued as expenses on a proportional basis, taking into consideration the period of time during which the options vest. The accrual represents the difference between the market price of the related shares at December 31, 1998, and the corresponding amount the Employee is required to pay under the plan.

Under US GAAP, the difference between the fixed exercise price of PTE 7,950 per share and the related market value at the grant date is treated as compensation expense. This expense is recognised on a straight line basis over the three year vesting period. Furthermore, the difference between the market value of the shares at the grant date and the related price of acquisition is taken directly to reserves.

(vii) Customer acquisition costs

Under Portuguese GAAP the direct costs of acquiring Customers under a contract to remain with the Company for a period of time are deferred and amortised over the period of the contract; alternatively, (when ownership of the equipment remains with the Company) hand sets are accounted for as fixed assets and depreciated over their useful lives. Under US GAAP these acquisition costs are expensed as and when incurred.

viii) Capitalisation of Interest

Under Portuguese GAAP, the Company does not capitalise interest costs incurred in connection with the construction of major capital projects. Under US GAAP, the estimated amount of interest incurred in connection with the construction of these projects is calculated by applying the interest rates applicable to borrowings outstanding during each period, and included in fixed assets and depreciated over the useful lives of the related assets. Interest was not capitalised for US GAAP reconciliation purposes since the amount to be capitalised was not material for any of the periods presented.

NOTE 23

RECONCILIATION BETWEEN NET INCOME AND SHAREHOLDERS' EQUITY DETERMINED UNDER PORTUGUESE GAAP AND US GAAP

The following is a summary of the significant adjustments to net income and Shareholders' equity which would be required if US GAAP had been applied instead of Portuguese GAAP (US Dollar amounts translated at PTE 171.83 for US$ 1 at December 31, 1998, and at PTE 183.33 for US$ 1 at December 31, 1997 (Note 1)):

	Year ended December 31, 1998		Year ended December 31, 1997	
	PTE	US$	PTE	US$
Net income reported using Portuguese GAAP	19,374,227	112,752	13,296,785	72,529
US GAAP adjustments:				
Start-up and other costs expensed, net	(395,470)	(2,302)	53,960	294
Depreciation differences	609,440	3,547	883,660	4,820
Telechamada US GAAP adjustments, net			(835,413)	(4,557)
Customers acquisition costs	(463,817)	(2,700)	(1,589,150)	(8,668)
Stock options plan	1,020,290	5,938	240,290	1,311
Deferred income taxes	(820,000)	(4,772)	(14,000)	(76)
Net income using US GAAP	19,324,520	112,463	12,034,132	65,653

	December 31, 1998		December 31, 1997	
	PTE	US$	PTE	US$
Shareholders' equity reported using Portuguese GAAP	48,405,812	281,708	35,481,585	193,539
US GAAP adjustments:				
Start-up and other costs expensed	(3,434,879)	(19,990)	(3,039,239)	(16,578)
Stock issuance costs	(228,698)	(1,331)	(228,698)	(1,247)
Accumulated depreciation differences	3,286,951	19,129	2,677,511	14,605
Cumulative Telechamado US GAAP adjustments			(1,241,423)	(6,771)
Customers acquisition costs	(3,294,390)	(19,172)	(1,589,150)	(8,668)
Stock options plan	1,037,920	6,040	240,290	1,311
Deferred income taxes	1,176,020	6,844	1,996,020	10,887
Shareholders' equity using US GAAP	46,948,736	273,228	34,296,876	187,077

After giving effect to the US GAAP adjustments the following significant balance sheet and statement of operations captions would have been:

	December 31, 1998		December 31, 1997	
	PTE	US$	PTE	US$
Balance Sheet:				
Fixed assets	63,103,980	367,247	46,440,190	253,315
Total assets	97,190,910	565,623	71,216,880	388,463
Total liabilities	50,242,174	292,395	36,920,004	201,386

	Year ended December 31, 1998		Year ended December 31, 1997	
	PTE	US$	PTE	US$
Statement of Operations:				
Revenues	115,384,000	671,501	83,674,150	456,413
Expenses	(86,694,750)	(504,538)	(62,678,950)	(341,891)
Operating income	28,689,250	166,963	20,995,200	114,522
Net income	19,324,520	112,463	12,036,132	65,653

NOTE 24

ADDITIONAL DISCLOSURES REQUIRED BY US GAAP

Income taxes

Significant components of the Company's deferred tax assets under US GAAP are as follows:

	December 31, 1998		December 31, 1997	
	PTE	US$	PTE	US$
Deferred tax assets on:				
Differences between the tax and book bases of:				
intangible and fixed assets	851,330	4,954	920,414	5,020
deferred Customer acquisition costs	1,121,274	6,526	390,830	2,132
provision for doubtful accounts	223,000	1,298	536,690	2,927
tax losses (Telechamada)	230,000	1,338		
stock options plan	36,162	211		
Other timing differences	195,254	1,136	148,086	808
Total	2,657,020	15,463	1,996,020	10,887

The deferred tax assets are classified as follows:

	December 31, 1998		December 31, 1997	
	PTE	US$	PTE	US$
Current deferred tax	1,501,115	8,736	876,656	4,781
Non-current deferred tax	1,155,905	6,727	1,119,364	6,106
	2,657,020	15,463	1,996,020	10,887

The statutory portuguese corporate income tax rate is reconciled to the effective income tax rate as follows:

	Year ended December 31, 1998	1997
Statutory corporate income tax rate	37.4%	37.4%
Increase (decrease) in tax rate resulting from:		
Results of subsidiary	0%	0.5%
Non-deductible expenses	0.6%	0.2%
Tax losses (Telechamada)	(2.2%)	0%
Tax incentives	(1.6%)	(1.1%)
Deferred income tax from prior years	(1.6%)	0%
Income tax correction	0%	(0.6%)
Other	0.1%	0%
Effective income tax rate	32.7%	36.3%

THE CHIEF ACCOUNTANT

THE BOARD OF MANAGEMENT

02
Notes to the Statement of Cash Flows for the Year Ended December 31, 1998

(Amounts expressed in thousands of Portuguese Escudos)

	December 31,	
	1998	1997
Cash in hand	14,282	7,880
Cash at banks	114,312	249,162
Cash and cash equivalents	128,594	257,042

THE CHIEF ACCOUNTANT

THE BOARD OF MANAGEMENT



TELECEL · Comunicações Pessoais S.A. Centro Empresarial Torres de Lisboa · Rua Tomás da Fonseca, Torre A, 1649-032 Lisboa